Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
As confidentially submitted to the Securities and Exchange Commission on September 23, 2019
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Tradeweb Markets Inc.
(Exact name of registrant as specified in its charter)

Delaware	6200	83-2456358
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
1177 Avenue of the Americas
New York, New York 10036
(646) 430-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lee Olesky
Chief Executive Officer
1177 Avenue of the Americas
New York, New York 10036
(646) 430-6000
(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies to:
Steven G. Scheinfeld, Esq. Andrew B. Barkan, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Michael Kaplan, Esq. Shane Tintle, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Class A common stock, par value $0.00001 per share		$	$	$
(1)
Includes              shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices of the Registrant’s Class A common stock as reported by the Nasdaq Global Select Market on            , 2019.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.
Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Subject to completion, dated      , 2019
PRELIMINARY PROSPECTUS
    Shares
Tradeweb Markets Inc.
Class A Common Stock
Tradeweb Markets Inc. is selling      shares of Class A common stock. Our Class A common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TW.” The closing price of our Class A common stock on       , 2019 was $     per share.
The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to a maximum of         additional shares of Class A common stock.
We will use the net proceeds that we receive from this offering to purchase issued and outstanding common membership units, which we refer to as “LLC Interests,” in Tradeweb Markets LLC, which we refer to as “TWM LLC,” from certain of TWM LLC’s equityholders. There is no public market for the LLC Interests. The purchase price for the LLC Interests will be equal to the public offering price of our Class A common stock, less the underwriting discounts and commissions referred to below.
We have four classes of authorized common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock. Each share of Class A common stock and Class C common stock entitles its holder to one vote on all matters presented to our stockholders generally. Each share of Class B common stock and Class D common stock entitles its holder to ten votes on all matters presented to our stockholders generally. The holders of Class C common stock and Class D common stock do not have any of the economic rights (including the rights to dividends) provided to holders of Class A common stock and Class B common stock.
Immediately following this offering, the holders of our Class A common stock collectively will hold     % of the economic interest in us and     % of the combined voting power in us, the Refinitiv Owners (as defined below), through their ownership of Class B common stock and Class D common stock, collectively will hold      % of the economic interest in us and     % of the combined voting power in us, and the Other LLC Owners (as defined below), through their ownership of Class C common stock and/or Class D common stock, as the case may be, collectively will hold no economic interest in us and the remaining     % of the combined voting power in us. We are a holding company, and upon completion of this offering and the application of the net proceeds therefrom, we will hold LLC Interests representing an aggregate     % economic interest in TWM LLC. The remaining     % economic interest in TWM LLC will be owned by the Continuing LLC Owners through their ownership of LLC Interests.
The Refinitiv Owners own a majority of the combined voting power in us. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 31 to read about factors you should consider before buying shares of our Class A common stock.
	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Tradeweb Markets Inc.	$	$

(1)
See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

Delivery of the shares of Class A common stock will be made on or about            , 2019.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Barclays	Citigroup	Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley
The date of this prospectus is            , 2019.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Neither we nor the underwriters have authorized anyone to provide you with any information other than that included in this prospectus or in any free writing prospectus prepared by or on behalf of us. We do not take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. Offers to sell, and solicitations of offers to buy, shares of our Class A common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, operating results and prospects may have changed since such date.
No action is being taken in any jurisdiction outside the United States to permit a public offering of Class A common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.
i

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
MARKET AND INDUSTRY DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market size, are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our clients, trade and business organizations and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research, and are based on certain assumptions that we believe to be reasonable. In particular, to calculate our market position, market opportunity and market size we derived the size of the applicable market from a combination of management estimates and public industry sources, including FINRA’s Trade Reporting and Compliance Engine (“TRACE”), the Securities Industry and Financial Markets Association (“SIFMA”), the International Swaps and Derivatives Association (“ISDA”), Clarus Financial Technology, Trax, the Chicago Board Options Exchange (“CBOE”) and the Federal Reserve Bank of New York. In calculating the size of certain markets, we omitted products for which there is no publicly available data, and, as a result, the actual markets for certain of our asset classes may be larger than those presented herein.
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. Neither we nor the underwriters can guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified any third-party information and data from our internal research has not been verified by any independent source.
CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS
This prospectus includes trademarks and service marks owned by us. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
BASIS OF PRESENTATION
The financial statements and other disclosures included in this prospectus include those of Tradeweb Markets Inc., which is the issuer of the Class A common stock, and those of its consolidating subsidiaries, including Tradeweb Markets LLC, which became the principal operating subsidiary of Tradeweb Markets Inc. on April 4, 2019 in a series of reorganization transactions (the “Reorganization Transactions”) that were completed in connection with Tradeweb Markets Inc.’s initial public offering (the “IPO”), which closed on April 8, 2019. See “The IPO and Reorganization Transactions.”
As used in this prospectus, unless the context otherwise requires, references to:
•
“We,” “us,” “our,” the “Company,” “Tradeweb” and similar references refer: (i) on or prior to the completion of the Reorganization Transactions, to Tradeweb Markets LLC, which we refer to as

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
“TWM LLC,” and, unless otherwise stated or the context otherwise requires, all of its subsidiaries and any predecessor entities, and (ii) following the completion of the Reorganization Transactions, to Tradeweb Markets Inc., and, unless otherwise stated or the context otherwise requires, TWM LLC and all of its subsidiaries and any predecessor entities.
•
“Bank Stockholders” refer collectively to entities affiliated with the following clients: Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, BofA Securities, Inc. (a subsidiary of Bank of America Corporation), Morgan Stanley & Co. LLC, RBS Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC, which, prior to the completion of the IPO, collectively held a 46% ownership interest in Tradeweb. Following the IPO and the application of the net proceeds therefrom, entities affiliated with BofA Securities, Inc., RBS Securities Inc. and UBS Securities LLC no longer hold LLC Interests and, except as otherwise indicated, are not considered Bank Stockholders for post-IPO periods.

•
“Continuing LLC Owners” refer collectively to the Other LLC Owners and the Refinitiv LLC Owner.

•
“Investor Group” refer to certain investment funds affiliated with The Blackstone Group Inc. (f/k/a The Blackstone Group L.P.) (“Blackstone”), an affiliate of Canada Pension Plan Investment Board, an affiliate of GIC Special Investments Pte. Ltd. and certain co-investors, which collectively hold indirectly a 55% ownership interest in Refinitiv (as defined below).

•
“LLC Interests” refer to the single class of common membership interests of TWM LLC.

•
“Original LLC Owners” refer to the owners of TWM LLC prior to the Reorganization Transactions (including the Refinitiv Owners, the Bank Stockholders and members of management).

•
“Other LLC Owners” refer collectively to: (i) those Original LLC Owners (including certain of the Bank Stockholders and members of management and excluding the Refinitiv LLC Owner) that continue to own LLC Interests after the completion of the IPO and Reorganization Transactions, that received shares of our Class C common stock, shares of our Class D common stock or a combination of both, as the case may be, in connection with the completion of the Reorganization Transactions, and that may redeem or exchange their LLC Interests for shares of our Class A common stock or Class B common stock as described in “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — TWM LLC Agreement” and (ii) solely with respect to the Tax Receivable Agreement (as defined in “Prospectus Summary — Summary of the IPO and Reorganization Transactions”), also includes those Original LLC Owners, including certain Bank Stockholders, that disposed of all of their LLC Interests for cash in connection with the IPO.

•
“Refinitiv” refer to Refinitiv Holdings Limited, and unless otherwise stated or the context otherwise requires, all of its subsidiaries, which owns substantially all of the former financial and risk business of Thomson Reuters (as defined below), including, prior to and following the completion of the Reorganization Transactions, an indirect majority ownership interest in Tradeweb, and is controlled by the Investor Group.

•
“Refinitiv Direct Owner” refer (i) prior to June 28, 2019, to an indirect subsidiary of Refinitiv that owned interests in an entity that held membership interests of TWM LLC and received shares of our Class B common stock in exchange for the contribution of such entity to Tradeweb Markets Inc., which we refer to as the “Refinitiv Contribution,” in connection with the completion of the Reorganization Transactions and (ii) on and after June 28, 2019, to another indirect subsidiary of Refinitiv that owns shares of our Class B common stock which shares were contributed by the indirect subsidiary of Refinitiv referred to in the foregoing clause (i).

•
“Refinitiv LLC Owner” refer to an indirect subsidiary of Refinitiv that, prior to the Reorganization Transactions, owned membership interests of TWM LLC and that continues to own LLC Interests after the completion of the IPO and Reorganization Transactions, who

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 received shares of our Class D common stock in connection with the completion of the Reorganization Transactions, and that may redeem or exchange its LLC Interests for shares of our Class A common stock or Class B common stock as described in “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — TWM LLC Agreement.”
•
“Refinitiv Owners” refer collectively to the Refinitiv Direct Owner and the Refinitiv LLC Owner.

•
“Refinitiv Transaction” refer to the transaction pursuant to which Refinitiv indirectly acquired on October 1, 2018 substantially all of the financial and risk business of Thomson Reuters and Thomson Reuters indirectly acquired a 45% ownership interest in Refinitiv.

•
“Thomson Reuters” refer to Thomson Reuters Corporation, which indirectly holds a 45% ownership interest in Refinitiv.

•
“Transactions” refer to the Refinitiv Transaction, the Reorganization Transactions, the IPO, this offering and the other transactions described in “Unaudited Pro Forma Consolidated Financial Information.”

The financial statements and other disclosures included in this prospectus relate to periods that ended both prior to and after the completion of the Reorganization Transactions and the IPO. As a result of the Reorganization Transactions completed in connection with the IPO, Tradeweb Markets Inc. became a holding company whose only material assets consist of its equity interest in Tradeweb Markets LLC and related deferred tax assets. As the sole manager of Tradeweb Markets LLC, Tradeweb Markets Inc. operates and controls all of the business and affairs of Tradeweb Markets LLC and, through Tradeweb Markets LLC and its subsidiaries, conducts its business. As a result of this control, and because Tradeweb Markets Inc. has a substantial financial interest in Tradeweb Markets LLC, Tradeweb Markets Inc. consolidates the financial results of Tradeweb Markets LLC and its subsidiaries.
The historical consolidated financial information included elsewhere in this prospectus relating to periods prior to and including March 31, 2019, which we sometimes refer to as the “pre-IPO period,” reflect the results of operations, financial position and cash flows of Tradeweb Markets LLC, the predecessor of Tradeweb Markets Inc. for financial reporting purposes, and its subsidiaries. The historical consolidated financial information included elsewhere in this prospectus relating to periods beginning on April 1, 2019, and through and including June 30, 2019, which we sometimes refer to as the “post-IPO period,” reflect the results of operations, financial position and cash flows of Tradeweb Markets Inc. and its subsidiaries, including the consolidation of its investment in Tradeweb Markets LLC. As a result, for financial reporting purposes, the pre-IPO period excludes, and the post-IPO period includes, our financial results from April 1, 2019 through April 3, 2019, which are not material. The historical consolidated financial information included elsewhere in this prospectus do not reflect what the results of operations, financial position or cash flows of would have been had the Reorganization Transactions and the IPO taken place at the beginning of the periods presented.
The unaudited pro forma consolidated financial information of Tradeweb Markets Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Tradeweb Markets Inc. and its subsidiaries as of and for the six months ended June 30, 2019 and Tradeweb Markets LLC and its subsidiaries for the 2018 Successor Period (as defined below) and the 2018 Predecessor Period (as defined below), each included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions, including this offering, as well as certain other items described therein, as if all such transactions had occurred on January 1, 2018, in the case of the unaudited pro forma consolidated statements of income, and as of June 30, 2019, in the case of the unaudited pro forma consolidated statement of financial condition. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.
As a result of the Refinitiv Transaction, we revalued our assets and liabilities based on their fair values as of the closing date of the Refinitiv Transaction in accordance with the acquisition method of accounting. Certain financial information presented herein, including the allocation of the total purchase price of the Refinitiv Transaction attributable to the purchase of our assets and liabilities, are based on the

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 fair values of our assets and our liabilities, as of the closing date of the Refinitiv Transaction. The values of our assets and liabilities were determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market for the asset or liability. In determining the fair value of the assets acquired and liabilities assumed, we considered the report of a third-party valuation expert. Our management is responsible for these internal and third-party valuations and appraisals and they are continuing to review the amounts and allocations to finalize these amounts.
Due to the change in the basis of accounting resulting from the application of pushdown accounting, we are required to present separately the financial information for the periods beginning on October 1, 2018, and through and including June 30, 2019, which we refer to as the “Successor period,” and the financial information for the periods prior to, and including, September 30, 2018, which we refer to as the “Predecessor period.”
The financial information presented in this prospectus and the consolidated financial statements included in this prospectus include a black line division to indicate that the Successor and Predecessor periods have applied different bases of accounting and are not comparable. Please note that our discussion of certain financial information, specifically revenues and certain expenses, represent the combined results of the Successor and Predecessor periods for the full year ended December 31, 2018. The change in basis resulting from the Refinitiv Transaction did not impact such financial information and, although this presentation of financial information on a combined basis does not comply with generally accepted accounting principles in the United States, or “GAAP,” we believe it provides a meaningful method of comparison to the other periods presented in this prospectus. The combined financial information is being presented for informational purposes only and (i) has not been prepared on a pro forma basis as if the Refinitiv Transaction occurred on the first day of the period, (ii) may not reflect the actual results we would have achieved absent the Refinitiv Transaction, (iii) may not be predictive of future results of operations and (iv) should not be viewed as a substitute for the financial results of the Successor and Predecessor periods presented in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Effect of Pushdown Accounting on our Financial Statements.”
References in this prospectus to (i) “2018 Successor Period” mean the period from October 1, 2018 to December 31, 2018, (ii) “2018 Predecessor Period” mean the period from January 1, 2018 to September 30, 2018, (iii) “combined year ended December 31, 2018” or “2018 (Combined)” represent the sum of the results of the 2018 Successor Period and the 2018 Predecessor Period, and (iv) “1H 2019” mean the six months ended June 30, 2019.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. In addition, we round certain percentages presented in this prospectus to the nearest whole number. As a result, figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.
USE OF NON-GAAP FINANCIAL MEASURES
This prospectus contains “non-GAAP financial measures,” which are financial measures that are not calculated and presented in accordance with GAAP.
The Securities and Exchange Commission (“SEC”) has adopted rules to regulate the use in filings with the SEC and in other public disclosures of non-GAAP financial measures. These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:
•
a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

•
a statement disclosing the purposes for which the registrant’s management uses the non-GAAP financial measure.

Specifically, we make use of the non-GAAP financial measures “Free Cash Flow,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Adjusted Net Income” and “Adjusted Diluted EPS” in evaluating our past results and future prospects. For the definition of Free Cash Flow and a reconciliation to cash flow from operating activities, its most directly comparable financial measure presented in accordance with
v

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
GAAP, see footnote 5 to the table under the heading “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data.” For the definitions of Adjusted EBITDA, Adjusted Net Income and “Adjusted Diluted EPS” and reconciliations to net income and net income attributable to Tradeweb Markets Inc., as applicable, their most directly comparable financial measures presented in accordance with GAAP, see footnote 6 to the table under the heading “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data.” Adjusted EBITDA margin is defined as Adjusted EBITDA divided by gross revenue for the applicable period. Adjusted Diluted EPS is defined as Adjusted Net Income divided by the diluted weighted average number of shares of Class A common stock and Class B common stock outstanding for the applicable period, assuming the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A common stock or Class B common stock, for post-IPO periods, and the diluted weighted average number of shares of TWM LLC outstanding for the applicable period, for pre-IPO periods.
We present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.
We present Adjusted EBITDA and Adjusted EBITDA margin because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management and our board of directors use Adjusted EBITDA and Adjusted EBITDA margin to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA and Adjusted EBITDA margin.
We use Adjusted Net Income and Adjusted Diluted EPS as supplemental metrics to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. Each of the normal recurring adjustments and other adjustments described in the definition of Adjusted Net Income helps to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses.
Free Cash Flow, Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations include the following:
•
Free Cash Flow, Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•
Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS do not reflect changes in our working capital needs;

•
Adjusted EBITDA does not reflect any interest expense, or the amounts necessary to service interest or principal payments on any debt obligations;

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Adjusted EBITDA does not reflect income tax expense, which in post-IPO periods is a necessary element of our costs and ability to operate;

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although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any costs of such replacements;

•
in post-IPO periods, Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS do not reflect the noncash component of certain employee compensation;

•
Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative, on a recurring basis, of our ongoing operations; and

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
other companies in our industry may calculate Free Cash Flow, Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using Free Cash Flow, Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS only as supplemental information.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
PROSPECTUS SUMMARY
This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes thereto included elsewhere in this prospectus and the information in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a description of certain of the terms we use to describe our business in this prospectus, see “Business.”
Overview
We are a leader in building and operating electronic marketplaces for our global network of clients across the financial ecosystem. Our network is comprised of clients across the institutional, wholesale and retail client sectors, including many of the largest global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms, as well as regional dealers. Our marketplaces facilitate trading across a range of asset classes, including rates, credit, equities and money markets. We are a global company serving clients in over 65 countries with offices in North America, Europe and Asia. We believe our proprietary technology and culture of collaborative innovation allow us to adapt our offerings to enter new markets, create new platforms and solutions and adjust to regulations quickly and efficiently. We support our clients by providing solutions across the trade lifecycle, including pre-trade, execution, post-trade and data. Our marketplaces provide deep pools of liquidity with average daily trading volume for the first half of 2019 of over $700 billion across more than 40 products.
There are multiple key dimensions to the electronic marketplaces that we build and operate. Foundationally, these begin with our clients and then expand through multiple geographic regions, asset classes, product groups, trading protocols and trade lifecycle solutions.

EXECUTION
PRE-TRADE
POST-TRADE/REPORTING
DATA
RFQ
STREAMING
A2A
INVENTORY
SESSIONS
VOICE
CLOB
CASH
DERIVATIVES
ETFs
RATES
MONEY MARKETS
CREDIT
EQUITIES
AMERICAS
ASIA
EUROPE
INSTITUTIONAL
WHOLESALE
RETAIL
SOLUTIONS
PROTOCOLS
PRODUCT
ASSET CLASS
GEOGRAPHY
CLIENT SECTORS

Our markets are large and growing. Electronic trading continues to increase across the markets in which we operate as a result of market demand for greater transparency, higher execution quality, operational efficiency and lower costs, as well as regulatory changes. We believe our deep client relationships, asset class breadth, geographic reach, regulatory knowledge and scalable technology position us to continue to be at the forefront of the evolution of electronic trading. Our platforms provide transparent, efficient, cost-effective and compliant trading solutions across multiple products, regions and regulatory regimes. As market participants seek to trade across multiple asset classes, reduce their costs of trading and increase the effectiveness of their trading, including through the use of data and analytics, we believe the demand for our platforms and electronic trading solutions will continue to grow.
We have a powerful network of over 2,500 clients across the institutional, wholesale and retail client sectors. Our clients include leading global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms, as well as regional dealers. As our network continues to grow across client sectors, we will generate additional transactions and data on our platforms, driving a virtuous cycle of greater liquidity and value for our clients.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Our technology supports multiple asset classes, trading protocols and geographies, and as a result, we are able to provide a broad spectrum of solutions and cost savings to our clients. We have built a scalable, flexible and resilient proprietary technology architecture that enables us to remain agile and evolve with market structure. This allows us to partner closely with our clients to develop customized solutions for their trading and workflow needs. Our technology is deeply integrated with our clients’ risk and order management systems, clearinghouses, trade repositories, middleware providers and other important links in the trading value chain. These qualities allow us to be quick to market with new offerings, to constantly enhance our existing marketplaces and to collect a robust set of data and analytics to support our marketplaces.
We have a track record of growth and financial performance. By expanding the scope of our platforms and solutions, building scale and integration across marketplaces and benefiting from broader network effects, we have been able to grow both our transaction volume and subscription-based revenues. Between 2004 and 2018, we had annual compound average daily trading volume growth of 12.5% and annual compound gross revenue growth of 12.2%. For the six months ended June 30, 2019 and the combined year ended December 31, 2018, 44.1% and 48.0% of our gross revenues, respectively, were fixed. For the six months ended June 30, 2019, our variable revenues and fixed revenues each increased as compared to the prior year period.
For the six months ended June 30, 2019 and 2018, respectively, our gross revenue was $377.3 million and $340.5 million, an increase of 10.8%, our net income was $67.2 million (including net income attributable to Tradeweb Markets Inc. of  $12.8 million) and $84.2 million, our Adjusted EBITDA was $167.3 million and $147.5 million, with an Adjusted EBITDA margin of 44.3% and 43.3%, and our Adjusted Net Income was $108.8 million and $95.1 million. For the combined year ended December 31, 2018 and the year ended December 31, 2017, respectively, our gross revenue was $684.4 million and $563.0 million, an increase of 21.6%. For the 2018 Successor Period, the 2018 Predecessor Period and the year ended December 31, 2017, respectively, our net income was $29.3 million, $130.2 million and $83.6 million, our Adjusted EBITDA was $65.3 million, $214.1 million and $215.2 million, with an Adjusted EBITDA margin of 36.6%, 42.3% and 38.2%, and our Adjusted Net Income was $40.8 million, $137.3 million and $131.4 million. For the definitions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income and reconciliations to their most directly comparable financial measures presented in accordance with GAAP, see footnote 6 in “— Summary Historical and Pro Forma Consolidated Financial and Other Data.”
Our Evolution
We were founded in 1996 and set out to solve for inefficiencies in the institutional U.S. treasury trading workflows, including limited price transparency, weak connectivity among market participants and error-prone manual processes. Our first electronic marketplace went live in 1998, and over the next two decades we leveraged our technology and expertise to expand into additional rates products and other asset classes, such as credit, equities and money markets. Market demand for better trading workflows globally also was increasing and we initiated a strategy of rolling out our existing products to new geographies and adding local products. We expanded to Europe in 2000, initially offering U.S. fixed income products and soon thereafter added a marketplace for European government bonds. We expanded to Asia in 2004, where our first local product was Japanese government bonds. We have since continued to expand our product and client base in Europe and Asia.
We identified an opportunity to expand our offerings to the wholesale and retail client sectors based on our existing relationships with dealers and our strong market position. We developed our wholesale platform through the acquisitions of Hilliard Farber in 2008 and Rafferty Capital Markets in 2011, and developed technology to facilitate the migration of inefficient wholesale voice markets to more efficient and transparent electronic markets. We entered the retail market through our acquisition of LeverTrade in 2006, scaled our market position through our acquisition of BondDesk in 2013, and have continued to leverage our market and technology expertise to enhance our platform serving that client sector.
Throughout our evolution we have developed many new innovations that have provided greater pre-trade price transparency, better execution quality and seamless post-trade solutions. Such innovations include the introduction of pre-trade composite pricing for multi-dealer-to-customer (“D2C”) trading and

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the Request-for-Quote (“RFQ”) trading protocol across all of our asset classes. We have also integrated our trading platforms with our proprietary post-trade systems as well as many of our clients’ order management and risk systems for efficient post-trade processing. In addition, because large components of the market remain relationship-driven, we continue to focus on introducing technology solutions to solve inefficiencies in voice markets, such as electronic voice processing, which allows our clients to use Tradeweb technology to process voice trades. We expect to continue to leverage our success to expand into new products, asset classes and geographies, while growing our powerful network of clients.
While our cornerstone products continue to be some of the first products we launched, including U.S. treasuries, European government bonds and To-Be-Announced mortgage-backed securities (“TBA MBS”), we have continued to solve trading inefficiencies by adding new products across our rates, credit, equities and money markets asset classes. As a result of expanding our offerings, we have increased our opportunities in related addressable markets, where estimated average daily trading volumes have grown from approximately $0.6 trillion in 1998 to $6.5 trillion through the first half of 2019, according to industry sources and management estimates.
Our Market Opportunity
Continued Growth of Global Markets
Based on industry sources and management estimates, we estimate that the global notional value outstanding for rates and credit was approximately $539 trillion as of December 2018. When combined with equities and money markets, the market size for our platforms increases to an estimated notional value of approximately $551 trillion. The markets in which we participate are actively traded, and we estimate that trading in rates, credit, ETFs and money markets generated average daily trading volumes of approximately $4.0 trillion, $0.1 trillion, $0.1 trillion and $2.3 trillion, respectively, through the first six months of 2019. As electronic trading in these markets continues to develop, we believe we are well positioned to increase our share of these markets over time. Major market participants include large asset managers, hedge funds, central banks, banks and dealers, insurance companies, corporations, proprietary trading, brokerage and retail advisory firms, governments and retail investors.
Trading volumes are influenced by, among other things, the amount of notional securities outstanding, new issuances, market volatility, regulation and economic factors such as growth and monetary policy. We believe we are well positioned to benefit from secular and cyclical trends impacting many of the markets in which we operate. For example, the U.S. government bond market has experienced substantial growth in notional value outstanding, growing at 12% annually since 2007, according to SIFMA. The U.S. corporate bond and Chinese bond markets have grown annually at 6% and 20%, respectively, according to SIFMA and BIS. The U.S. and European ETF markets have each grown annually at nearly 17% since 2007,

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according to ETFGI. Continuing growth in these markets is expected to be driven by increasing global trading volumes, resulting from increased economic activity, new government and corporate debt issuances and the continued growth of passive investing. Markets have migrated to electronic trading platforms at different adoption rates — some gradually over time (e.g., government bonds and corporate bonds) and others on a more accelerated basis due to regulation (e.g., interest rate swaps).
Advancements in technology, increased connectivity and the evolving business needs of market participants have caused financial markets to become larger and more global. Our platforms operate throughout the 24-hour trading day as market participants have become increasingly global and comprehensive, trading across multiple geographies, asset classes and currencies.
Electronification of Trading
Trading in fixed income and derivative markets historically has been a highly manual process. With traditional methods of trading, buyers lack a centralized source of price discovery and automated post-trade processing solutions, and as a result, are required to telephone multiple dealers to receive price quotes, compare quotes among multiple dealers, confirm orders via telephone and then engage in manual trade settlement via fax. The process is time-consuming and error-prone, leading to poor price transparency and execution quality, limited connectivity among market participants and high levels of operational risk.
Market demand for greater execution efficiency and changing regulations are shifting the paradigm of trading from voice markets to electronic markets across our asset classes. As a result of technological advances, there has been a rising use of electronic trading technologies, referred to as the electronification of markets, which have automated many of the manual processes required by traditional methods of trading, including voice. Electronification has made markets more efficient by improving price transparency and execution, while also reducing operational risk and allowing market participants to create organizational cost efficiencies, by reducing front, middle and back office headcount and eliminating manual errors. However, even as other markets, such as the equity, FX and futures markets, transitioned to the use of electronic trading processes, large components of the fixed income and derivative markets have been slower to migrate to electronic trading because of the diverse and heterogeneous nature of those instruments and because participants in these markets have traditionally operated in a more relationship-driven environment.
Demand for more efficient trading solutions continues to increase, which we believe will further drive the electronification of the markets in which we operate. Over the last 20 years, we have been a leader in the electronification of fixed income and other markets, using proprietary technologies and collaborating hand-in-hand with clients to develop innovative workflow solutions across the trade lifecycle. Our trading platforms and solutions automate and integrate key parts of the trading process, which in turn helps our clients to improve execution quality, manage risk and compliance and account for their trading activities. For example, we have designed our platforms to seamlessly integrate with our clients’ internal and third-party risk and order management systems, as well as with vendor systems, including clearinghouses, confirmation systems and other third-party service providers. These integrations, which include over 375 proprietary client integrations and over 30 vendor integrations, help our clients to improve the efficiency of their front, middle and back offices and provide them with the opportunity to adopt end-to-end straight-through processing.
The process of market electronification is ongoing. Many markets — even in products we already offer — are in the early stages of electronification, such as U.S. corporate bonds, or continue to have meaningful volumes traded manually, with liquidity-taking investors calling multiple dealers for quotes and engaging in manual post-trade processing. For example, for U.S. treasuries, voice trading still accounts for approximately 35% to 40% of overall trading volumes, according to industry sources and management estimates. Certain markets in which we operate have experienced higher rates of electronification, such as ETFs, interest rate swaps and credit default swaps, and we believe we are well positioned to increase our share in these markets as our network continues to grow. Our innovation will continue to be driven by client demand for efficiencies in additional workflows, products and geographies, which, combined with our entrepreneurial culture and domain expertise, are expected to attract additional market participants to Tradeweb.

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Regulatory changes have also driven demand for electronification. The policy objectives of a number of post-2008 crisis reforms, such as the Dodd-Frank Wall Street Reform and Customer Protection Act (the “Dodd-Frank Act”), Basel III and the Markets in Financial Instruments Directive II (“MiFID II”), are to increase transparency and reduce systemic risk. These objectives have generally led to increased adoption of electronic trading on regulated markets where price transparency, counterparty credit checks, reporting tools and clearing are essential components. In the United States, for example, swaps are experiencing increased rates of electronification due to mandates in the Dodd-Frank Act that require certain derivatives to trade on CFTC-regulated swap execution facilities (SEFs). Tradeweb launched two SEFs in 2013 and, in 2018, we had the leading market position in SEF trading for U.S. dollar-denominated interest rate swaps, excluding forward rate agreements, according to Clarus Financial Technology. In addition, higher capital requirements have driven dealers to reduce the size of their balance sheets and utilize the distribution and scale provided by electronic trading venues.
Unlocking the Value of Data for our Network
Traders are increasingly using data for pre-trade analytics, automated execution, transaction cost analysis, predictive insights and post-trade solutions. Greater demand for data and analytics has improved the value proposition of electronic trading relative to other mediums. Our real-time pre-trade data and analytics provide additional value-add to platform users, further entrenching our platforms and solutions among our clients. We provide continuous pre-trade pricing updates across our markets to clients increasing transparency in trading. Additionally, regulations are mandating additional audit trail and reporting requirements, which we help solve with our trading platforms and integrated post-trade settlement solutions. These applications are supported by advancements in technology and the increased prevalence of electronic trading, both of which have made it easier to generate, capture, store and analyze data.
Our Competitive Strengths
Our Network of Clients, Products, Geographies and Protocols
Our clients continue to come to our trading venues because of our large network and deep pools of liquidity, which result in better and more efficient trade execution. We expand our relationships through our integrated technology and new offerings made available to our growing network of clients. As an electronic trading marketplace for key asset classes and products, we benefit from a virtuous cycle of liquidity — trading volumes growing together and re-enforcing each other. We expect our existing clients to trade more volume on our trading venues and to attract new users to our already powerful network, as liquidity on our marketplaces grows and we offer more products and value-added solutions. The breadth of our network, products, global presence and embedded scalable technology offers us unique insights and an established platform to swiftly enter additional markets and offer new value-added solutions. This is supported by more than 20 years of successful innovation and long trusted relationships with our clients.
We are a leader in making trading and the associated workflow more efficient for market participants. Based on industry sources and management estimates, we believe that we are a market leader in electronic trading for the following products: U.S. treasuries, TBA MBS, European government bonds, U.S. dollar-denominated interest rate swaps and euro-denominated interest rate swaps, which are some of our largest products, as well as ETP-traded Yen-denominated interest rate swaps and European ETFs, which are some of our newer products. We cover all major client sectors participating in electronic trading, including the institutional, wholesale and retail client sectors. We are a global business with users accessing our platforms and solutions in over 65 countries. For each of the six months ended June 30, 2019 and the combined year ended December 31, 2018, we generated approximately 36% of our gross revenue from clients outside of the United States. We have built a business that is diverse across more than 40 products. In addition, we provide the full spectrum of trading protocols from voice to sweeps (session-based trading) through RFQ to CLOB (central limit order book).
We believe the breadth of our offerings, experience and client relationships provides us unique market feedback and enables us to enter new markets with higher probabilities of success and greater speed. Many of our markets are interwoven and we provide participants trading capabilities across multiple products through a single relationship. We cover our global clients through offices in North America, Europe and Asia and a global trading network that is distributed throughout the world.

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Culture of Collaborative Innovation
We have developed trusted client relationships through a culture of collaborative innovation where we work alongside our clients to solve their evolving workflow needs. We have a long track record of working with clients to solve both industry-level challenges and client-specific issues. We have had a philosophy of collaboration since our founding, when we worked with certain clients to improve U.S. treasury trading for the institutional client sector.
More recently, we helped make trading in credit markets more efficient by partnering with major dealers to improve liquidity and reduce the cost of net spotting the U.S. treasury in connection with a corporate bond trade. This net spotting functionality allows our credit clients to spot multiple bonds at the same time using our multi-dealer net spotting tool to net their interest rate risk simultaneously using one spot price. We have also worked side-by-side with clients and federal agencies to customize solutions for their particular needs in the TBA MBS market. For example, in direct collaboration with our leading TBA MBS clients we developed a functionality (Round Robin) to help resolve the issue of systemic fails on TBA MBS trades and reduce the operational risk and costs associated with delivery failures that often plague the TBA MBS market. In conjunction with Freddie Mac, we developed a direct-to-Freddie Mac exchange path for institutional clients related to the single security initiative, paving the way for a combined Freddie Mac and Fannie Mae TBA market of Uniform Mortgage-Backed Securities. Through collaborative endeavors like these, we have become deeply integrated into our clients’ workflow and become a partner of choice for new innovations.
Scalable and Flexible Technology
We have consistently used our proprietary technology to find new ways for our clients to trade more effectively and efficiently. Our core software solutions span multiple components of the trading lifecycle and include pre-trade data and analytics, trade execution and post-trade data, analytics and reporting, integration, connectivity and straight-through processing. Our systems are built to be scalable, flexible and resilient. Our internet-based, thin client technology is readily accessible and enables us to quickly access the market with easily distributed new solutions. For example, we were the first to offer web-based electronic multi-dealer trading to the institutional U.S. treasury market and have subsequently automated the market structure of additional markets globally. We have also created new trading protocols and developed additional solutions for our clients that are translated and built by our highly experienced technology and business personnel working together to solve a client workflow problem. Going forward, we expect our technology platform to help us stay at the forefront of the evolution of electronic trading.
Our Global Regulatory Footprint and Domain Expertise
We are regulated (as necessitated by jurisdiction and applicable law) or have necessary legal clearance to offer our platforms and solutions in major markets globally, and our experience provides us credibility when we enter new markets and facilitates our ability to comply with additional regulatory regimes. With extensive experience in addressing existing and pending regulatory changes in our industry, we offer clients a central source of expertise and thought leadership in our markets and assist them through the myriad of regulatory requirements. We then provide our clients with trading platforms that meet regulatory requirements and enable connectivity to pre-and post-trade systems necessary to comply with their regulatory obligations.
Platforms and Solutions Empowered by Data and Analytics
Our data and analytics enhance the value proposition of our trading venues and improve the trading experience of our clients. We support our clients’ core trading functions by offering trusted pre- and post-trade services, value-added analytics and predictive insights informed by our deep understanding of how market participants interact. Our data and analytics help clients make better trading decisions, benefitting our current clients and attracting new market participants to our network. For example, data powers our Automated Intelligent Execution (“AiEX”) functionality which allows traders to automatically execute trades according to pre-programmed rules and automatically sends completed or rejected order details to internal order management systems. By allowing traders to automate and execute their smaller,

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low touch trades more efficiently, AiEX helps traders focus their attention on larger, more nuanced trades. During the six months ended June 30, 2019, the average daily volume executed by our institutional clients using our AiEX functionality was $3.1 billion, up from $0.6 billion in 2015, and we are seeing demand for AiEX continue to grow across some of our key products, including U.S. treasuries, European government bonds, global swaps, U.S. and European corporate bonds and global ETFs.
Our over 20 year operating history has allowed us to build comprehensive and unique datasets across our markets and, as we add new products to our platforms, we will continue to create new datasets that may be monetized in the future. Our marketplaces generate valuable data, processing over 47,000 trades and over 1.0 billion pre-trade price updates daily, that we collect centrally and use as inputs to our pre-trade indicative pricing and analytics. We maintain a full history of inquiries and transactions, which means, for example, we have 20 years of U.S. treasury data. We will seek to further monetize our data both through potential expansion of our existing market data license agreement with Refinitiv and through distributing additional datasets and analytics offerings through our own network or through other third-party networks.
We are continuously developing new offerings and solutions to meet the changing needs of our clients and will benefit from helping them comply with new regulations. For example, in January 2018, we launched our Approved Publication Arrangement (“APA”) reporting service in response to demand by our clients to satisfy new off-venue and over-the-counter (“OTC”) reporting requirements under MiFID II. We now operate one of the largest fixed income APA services with over 100 clients, including 20 leading global banks, and expect to expand our APA service in the coming years.
Experienced Management Team
Our focus and decades of experience have enabled us to accumulate the knowledge and capabilities needed to serve complex, dynamic and highly regulated markets. Our founder-led management team is composed of executives with an average of over 25 years of relevant industry experience including an average of 13 years working together at Tradeweb under different ownership structures and through multiple market cycles. Our stable management team has overseen our expansion into new markets and geographies while managing ongoing strategic initiatives including our significant technology investments. Additionally, management has fostered a culture of collaborative innovation with our clients, which combined with management’s focus and experience, has been an important contributor to our success. We have been thought leaders and contributors to the public dialogue on key issues and regulations affecting our markets and industry, including congressional testimony, public roundtables, regulatory committees and industry panels.
Our Growth Strategies
Throughout our history, we have operated with agility to address the evolving needs of our clients. We have been guided by our core principles, which are to build better marketplaces, to forge new relationships and to create trading solutions that position us as a strategic partner to the clients that we serve. We seek to advance our leadership position by focusing our efforts on the following growth strategies:
Continue to Grow Our Existing Markets
We believe there are significant opportunities to generate additional revenue from secular and cyclical tailwinds in our existing markets:
Growth in Our Underlying Asset Classes
The underlying volumes in our asset classes continue to increase due to expanded government and corporate issuance. In addition, the government bond market is foundational to and correlative to virtually every asset class in the cash and derivatives fixed income markets. Based on industry sources and management estimates, we estimate that the addressable average daily trading volume across the rates, credit, equities and money markets asset classes has grown at a compound average annual rate of 13% from the first half of 2015 through the first half of 2019. Select products that we believe have a high growth potential due to current market trends include global government bonds, interest rate derivatives, ETFs and cash credit.

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Growth in Our Market Share
Our clients represent most of the largest institutional, wholesale and retail market participants. The global rates, credit, equities and money markets asset classes continue to evolve electronically. We intend to continue to increase our market share by growing our client base and increasing the percentage of our clients’ overall trading volume transacted in those asset classes on our platforms, including by leveraging our voice solutions to win more electronic trading business from electronic voice processing clients in our rates and credit asset classes. In particular, across many of our asset classes, we are implementing an integrated approach to grow our market share — serving all three of our client sectors across all trade sizes, from odd-lot to block trades, through a variety of trading protocols. Many of our asset manager, hedge fund, insurance, central bank/sovereign entity and regional dealer clients actively trade multiple products on our platforms. In addition, our global dealer clients trade in most asset classes across all three client sectors. We also see a growing appetite for multi-asset trading to reduce cost and duration risk. For example, over 90% of our U.S. institutional high grade cash credit trades leverage our U.S. treasury marketplace for spotting. During the second quarter of 2019, net spotting accounted for over 25% of our overall U.S. high grade credit notional volume and over 13% of our electronic credit volume.
Electronification of Our Markets
Market demands and regulation are changing the paradigm of trading and driving the migration to electronic markets. Our clients desire transparency, best execution and choice of trading protocols amidst dynamic and evolving markets. Furthermore, innovations in capital markets have enabled increased automation and process efficiency across our markets. The electronification of our marketplaces varies by product. We typically see meaningful electronification of new products within three to five years of their launch, with certain products experiencing significant revenue growth following that period of time, including as a result of market and regulatory developments. For example, our U.S.- and euro-denominated derivative products experienced increased rates of electronification and related revenue growth following the implementation of mandates under the Dodd-Frank Act in 2013 and MiFID II in 2018. We are well positioned to continue to innovate and provide better electronic markets and solutions that satisfy the needs of our clients and that meet changing market demands and evolving regulatory standards.
We believe that U.S. treasuries, global interest rate swaps, global ETFs, in particular, institutional block ETFs, and U.S. credit products, including corporate high grade and high yield bonds, are key drivers of our potential growth. Our penetration of these markets, and their level of electronification, are at various stages. We are focused on growing our market share for these products by continuing to invest in new technology solutions that will attract new market participants to our platforms and increase the use of our platforms by existing clients.
Expand Our Product Set and Reach
We have grown our business by prudently expanding our offerings to add new products and asset classes, and we expect to continue to add new products and expand into new complementary markets as client demand and market trends evolve. We expanded into China in 2017 and offer our global clients access to the Chinese bond market through our initiative with BondConnect. We continue to focus on that initiative and on other opportunities in China, and on expanding opportunities with clients in the Asia region more broadly. In addition, we have expanded our product set to include wholesale electronic repurchase agreements, as well as U.S. and European bilateral repurchase agreements, European cash equities and U.S. options for our institutional client sector. We also intend to leverage innovation and technology capabilities to develop new solutions that help our clients trade more effectively and efficiently. For example, our swap compression functionality allows clients to reduce their swap positions at the clearinghouse, resulting in significant cost savings. In addition, on our institutional U.S. credit platform, our portfolio trading solution allows clients to obtain competitive prices on a full basket of securities and trade on net present value from dealers. Given the breadth of expertise of our sales people and management, we have the ability to focus on new client opportunities and on selling additional solutions to existing clients.
In addition, we believe our business model is well suited to serve market participants in other asset classes and geographies where our guiding principles can continue to transform markets and broaden our reach. We currently have clients in over 65 countries, and we plan to expand our platforms and solutions

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 into additional geographies. Our international strategy involves offering our existing products to new geographies and then adding local products. In addition, we believe we can, and will, continue to develop trading models in one product or asset class and deliver those models to other products or asset classes, irrespective of geography. For example, we are leveraging our session-based trading technology in European corporate bonds for session-based trading in U.S. corporate bonds and Off-the-Run U.S. treasuries, and we are focused on growing this newer trading protocol. We have significant scale and breadth across our platforms, which position us well to take advantage of favorable market dynamics when introducing new products or solutions or entering into new markets.
Enhance Underlying Data and Analytics Capabilities to Develop Innovative Solutions
As the demand for data and analytics solutions grows across markets and geographies, we plan to continue to expand the scope of our underlying data, improve our tools and technology and enhance our analytics and trade decision support capabilities to provide innovative solutions that address this demand. As the needs of market participants evolve, we expect to continue to help them meet their challenges, which our recent investments in data, technology and analytics enable us to do more quickly and efficiently. For example, we enhance our solutions by linking indicative pre-trade data to our clients’ specific trades to create predictive insights from client trading behavior.
Our technology architecture reduces the time to market for new data solutions, which allows us to react quickly to client needs. In November 2018, we extended our long-term agreement with Refinitiv, pursuant to which Refinitiv licenses certain data from us, which provides us with a predictable and growing revenue stream.
Pursue Strategic Acquisitions and Alliances
We intend to selectively consider opportunities to grow through strategic acquisitions and alliances. These opportunities should enhance our existing capabilities, accelerate our ability to enter new markets or provide new solutions. For example, in addition to our acquisitions in the wholesale and retail client sectors, we made an acquisition (CodeStreet) in 2016, which bolstered our predictive analytics capabilities. Our focus will be on opportunities that we believe can enhance or benefit from our technology platform and client network, provide significant market share and profitability and are consistent with our corporate culture.
Recent Developments
On August 1, 2019, London Stock Exchange Group plc announced that it has agreed to definitive terms with a consortium including certain investment funds affiliated with Blackstone as well as Thomson Reuters to acquire the Refinitiv business in an all share transaction for a total enterprise value of approximately $27 billion (the “LSEG Transaction”). The LSEG Transaction is subject to customary regulatory approvals and closing conditions, and is expected to close during the second half of 2020. There can be no assurance that the LSEG Transaction will be consummated on the expected timing or at all.
Summary of the IPO and Reorganization Transactions
On April 8, 2019, we completed our IPO of 46,000,000 shares of Class A common stock at a public offering price of  $27.00 per share, which included 6,000,000 shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares of Class A common stock. We received $1,161.3 million in net proceeds, after deducting underwriting discounts and commissions, but before deducting offering expenses of  $15.9 million, which we used to purchase 46,000,000 LLC Interests from certain of the Bank Stockholders (and the corresponding shares of common stock held by such Bank Stockholders were cancelled), at a purchase price per interest equal to the public offering price of  $27.00, less the underwriting discounts and commissions payable thereon.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Prior to the completion of the IPO and Reorganization Transactions described below, the Original LLC Owners were the only members of TWM LLC. Tradeweb Markets Inc. was incorporated as a Delaware corporation on November 7, 2018 to serve as the issuer of the Class A common stock offered hereby. Prior to the closing of the IPO, we consummated the Reorganization Transactions. In connection with the Reorganization Transactions, the following steps occurred:
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we amended and restated the limited liability company agreement of TWM LLC (as so amended, the “TWM LLC Agreement”) to, among other things, (i) provide for LLC Interests that are the single class of common membership interests in TWM LLC, (ii) exchange all of the existing membership interests in TWM LLC for LLC Interests and (iii) appoint us as the sole manager of TWM LLC;

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we amended and restated our certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock, Class C common stock and Class D common stock. Each share of Class A common stock and Class C common stock entitles its holder to one vote on all matters presented to our stockholders generally. Each share of Class B common stock and Class D common stock entitles its holder to ten votes on all matters presented to our stockholders generally. The holders of Class C common stock and Class D common stock have no economic interests in Tradeweb (where “economic interests” means the right to receive any dividends or distributions, whether cash or stock, in connection with common stock). These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No
Holders of any outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law;
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we assumed sponsorship of the Option Plan (as defined herein) and the PRSU Plan (as defined herein) that were previously sponsored by TWM LLC. Accordingly, all options and PRSUs granted under such plans were converted into economically equivalent awards of Tradeweb;

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we issued 20,000,000 shares of Class C common stock and 105,289,005 shares of Class D common stock to the Original LLC Owners that received LLC Interests on a one-to-one basis with the number of LLC Interests they owned immediately following the amendment and restatement of the TWM LLC Agreement, for nominal consideration (we subsequently canceled 9,993,731 shares of such Class C common stock and 36,006,269 shares of such Class D common stock in connection with our purchase of LLC Interests from certain of the Bank Stockholders using the net proceeds of the IPO);

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as a result of the Refinitiv Contribution, the Refinitiv Direct Owner received 96,933,192 shares of Class B common stock and we received 96,933,192 LLC Interests. The Refinitiv Direct Owner and other future holders of Class B common stock may from time to time exchange all or a portion of their shares of our Class B common stock for newly issued shares of Class A common stock on a one-for-one basis (in which case their shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance);

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the LLC Interests held by the Continuing LLC Owners are redeemable in accordance with the terms of the TWM LLC Agreement, at the election of such holders, for newly issued shares of Class A common stock or Class B common stock, as the case may be, on a one-for-one basis (and such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). The Continuing LLC Owners that hold shares of Class D common stock may also from time to time exchange all or a portion of

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance). In addition, with respect to each Bank Stockholder that holds shares of Class D common stock, immediately prior to the occurrence of any event that would cause the combined voting power held by such Bank Stockholder to exceed 4.9%, the minimum number of shares of Class D common stock of such Bank Stockholder that would need to convert into shares of Class C common stock such that the combined voting power held by such Bank Stockholder would not exceed 4.9% will automatically convert into shares of Class C common stock;
•
in the event of such election by a Continuing LLC Owner, we may, at our option, effect a direct exchange of Class A common stock or Class B common stock, as the case may be, for such LLC Interests of such Continuing LLC Owner in lieu of such redemption. In addition, Tradeweb’s board of directors, which includes directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead of the foregoing redemptions or exchanges of LLC Interests, cause the Company to make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed or exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the TWM LLC Agreement;

•
each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of our Class C common stock (i) immediately prior to any sale or other transfer of such share by a holder or its permitted transferees to a non-permitted transferee, or (ii) once the Refinitiv Owners and their affiliates together no longer beneficially own a number of shares of our common stock and LLC Interests that together entitle them to at least 10% of TWM LLC’s economic interest. Holders of LLC Interests that receive shares of Class C common stock upon any such conversion may continue to elect to have their LLC Interests redeemed for newly issued shares of Class A common stock as described above (in which case their shares of Class C common stock will be cancelled on a one-for-one basis upon such issuance). See “Description of Capital Stock;” and

•
Tradeweb entered into (i) a tax receivable agreement (the “Tax Receivable Agreement”) with TWM LLC and the Continuing LLC Owners, (ii) a stockholders agreement (the “Stockholders Agreement”) with the Refinitiv Owners and (iii) a registration rights agreement (the “Registration Rights Agreement”) with the Refinitiv Owners and the Bank Stockholders.

We will issue        shares of Class A common stock to the purchasers in this offering in exchange for $       million of net proceeds, based on an assumed price of  $       per share of our Class A common stock (the closing price for our shares of Class A common stock on Nasdaq on            , 2019). We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $       million. All of such offering expenses will be paid for or otherwise borne by TWM LLC.
After the completion of this offering, in order to facilitate the disposition of equity interests in TWM LLC held by certain of the Other LLC Owners, we intend to use the net proceeds from this offering to purchase        issued and outstanding LLC Interests (       if the underwriters exercise in full their option to purchase additional shares of Class A common stock) from certain of the Other LLC Owners (and cancel the corresponding shares of common stock held by such Other LLC Owners), at a purchase price per interest equal to the public offering price per share of Class A common stock, less the underwriting discounts and commissions payable thereon, collectively representing a     % economic interest in TWM LLC. See “Use of Proceeds.”
For more information regarding the Reorganization Transactions and our organizational structure after the completion of the IPO, the Reorganization Transactions and this offering and the application of the net proceeds therefrom, see “The IPO and Reorganization Transactions” and “Use of Proceeds.”

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb is a holding company whose principal asset consists of its equity interest in TWM LLC it acquired from certain of the Bank Stockholders using the net proceeds from the IPO as described above and the LLC Interests it received as a result of the Refinitiv Contribution. As the sole manager of TWM LLC, we operate and control all of the business and affairs of TWM LLC and, through TWM LLC and its subsidiaries, conduct our business. As a result of this control, and because we have a substantial financial interest in TWM LLC, we consolidate TWM LLC in our consolidated financial statements and report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners on our consolidated financial statements for post-IPO periods.
See “Description of Capital Stock” for more information about our amended and restated certificate of incorporation and the terms of the Class A common stock, Class B common stock, Class C common stock and Class D common stock. See “Certain Relationships and Related Party Transactions” for more information about the TWM LLC Agreement, including the terms of the LLC Interests and the redemption rights of the Continuing LLC Owners; the Tax Receivable Agreement; the Stockholders Agreement; and the Registration Rights Agreement.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The following diagram shows our simplified organizational structure as of June 30, 2019, after giving effect to this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock:

Refinitiv Direct Owner(1)
Continuing LLC Owners
Public Stockholders
Class B Common Stock
• % economic interest*
• % voting interest
• 10:1 vote
Class C Common Stock
• No economic interest*
• % voting interest
• 1:1 vote
Class D Common Stock(1)
• No economic interest*
• % voting interest
• 10:1 vote
Class A Common Stock
• % economic interest*
• % voting interest
• 1:1 vote
Tradeweb Markets Inc.
(Delaware corporation)
Issuer
Sole Manager
• % economic interest
LLC Interests
• % economic interest
Tradeweb Markets LLC
(Delaware LLC)
Operating Subsidiaries

*
Represents economic interest in Tradeweb Markets Inc. and not Tradeweb Markets LLC.

(1)
After giving effect to this offering, the Refinitiv Owners will collectively hold   % of the combined voting power in Tradeweb Markets Inc. The Refinitiv Owners will, directly and indirectly, hold     % of the economic interest in Tradeweb Markets Inc. and 54.0% of the economic interest in Tradeweb Markets LLC (including through their ownership of Tradeweb Markets Inc.).

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Risks Associated with Our Business
Our business is subject to numerous risks described in “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of the more significant risks we face include:
•
changes in economic, political and market conditions and the impact of these changes on trading volumes and electronic trading;

•
our failure to compete successfully;

•
our failure to adapt our business effectively to keep pace with industry changes;

•
consolidation and concentration in the financial services industry;

•
our dependence on dealer clients that are also stockholders;

•
systems failures, interruptions, delays in services, catastrophic events and resulting interruptions;

•
extensive regulation of our industry; and

•
Refinitiv’s control of us and our status as a controlled company.

See “Risk Factors” immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•
we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•
we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of the IPO or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of   $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus, and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.
Corporate Information
Tradeweb Markets Inc. was incorporated as a Delaware corporation on November 7, 2018. Our corporate headquarters are located at 1177 Avenue of the Americas, New York, New York 10036. Our telephone number is (646) 430-6000. Our principal website address is www.tradeweb.com . The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The Offering
Issuer
Tradeweb Markets Inc., a Delaware corporation.
Class A common stock offered by us
         shares.
Option to purchase additional shares of Class A common stock
The underwriters have an option to purchase up to an aggregate of            additional shares of Class A common stock from us at the public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Class A common stock to be outstanding after this offering
          shares (or           shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Class B common stock to be outstanding after this offering
96,933,192 shares, all of which are owned by the Refinitiv Direct Owner.
Class C common stock to be outstanding after this offering
          shares, all of which are owned by certain Bank Stockholders (or           shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Class D common stock to be outstanding after this offering
          shares, all of which are owned by the Continuing LLC Owners (or           shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
LLC Interests to be held by us after this offering
          LLC Interests, representing a        % economic interest in TWM LLC (or           LLC Interests, representing a           % economic interest in TWM LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Total LLC Interests to be outstanding after this offering
222,222,197 LLC Interests.
Voting rights
Each share of Class A common stock entitles its holder to one vote on all matters presented to our stockholders generally, representing an aggregate of        % of the combined voting power of our issued and outstanding common stock upon completion of this offering (or       %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Each share of Class B common stock entitles its holder to ten votes on all matters presented to our stockholders generally, representing an aggregate of        % of the combined voting power of our issued and outstanding common stock upon completion of this offering (or       %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The Refinitiv Direct Owner owns all of our outstanding Class B common stock.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Each share of Class C common stock entitles its holder to one vote on all matters presented to our stockholders generally representing an aggregate of        % of the combined voting power of our issued and outstanding common stock upon completion of this offering (or       %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Certain Bank Stockholders own all of our outstanding Class C common stock.
Each share of Class D common stock entitles its holder to ten votes on all matters presented to our stockholders generally, representing an aggregate of        % of the combined voting power of our issued and outstanding common stock upon consummation of this offering (or       %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The Continuing LLC Owners own all of our outstanding Class D common stock.
Holders of all outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. See “Description of Capital Stock.”
Combined voting power held by the Refinitiv Owners
      % (or       %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Combined voting power held by the Bank Stockholders
      % (or       %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Combined voting power held by management
      % (or       %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Controlled company
The Refinitiv Owners own a majority of the combined voting power in us. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See “Management — Director Independence and Controlled Company Exception.”
Dividend policy
Subject to legally available funds, we intend to continue to pay quarterly cash dividends on our Class A common stock and Class B common stock initially equal to $0.08 per share.
Because we are a holding company and all of our business is conducted through our subsidiaries, we expect to pay dividends, if any, from funds we receive from our subsidiaries. As the sole manager of TWM LLC, we intend to cause, and will rely on, TWM LLC to make distributions in respect of LLC Interests to fund our dividends. When TWM LLC makes such distributions, the Continuing LLC Owners will be entitled to receive proportionate distributions based on their

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 economic interests in TWM LLC. If TWM LLC is unable to cause these subsidiaries to make distributions, it may have inadequate funds to distribute to us and we may be unable to fund our expected dividends.
The declaration, amount and payment of any dividends will be at the sole discretion of our board of directors and subject to certain considerations. See “Dividend Policy.”
Ratio of shares of common stock to LLC Interests
The TWM LLC Agreement requires that TWM LLC at all times maintain (i) a one-to-one ratio between the number of shares of Class A common stock and Class B common stock issued by us and the number of LLC Interests owned by us and (ii) a one-to-one ratio between the number of shares of Class C common stock and Class D common stock issued by us and the number of LLC Interests owned by the holders of such Class C common stock and Class D common stock.
Redemption rights of holders of LLC Interests/exchange rights of holders of Class B common stock and Class D common stock
The Continuing LLC Owners, from time to time, may require TWM LLC to redeem all or a portion of their LLC Interests for newly issued shares of Class A common stock or Class B common stock on a one-for-one basis in accordance with the terms of the TWM LLC Agreement (and such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon any such issuance).
In the event of such election by a Continuing LLC Owner, we may, at our option, effect a direct exchange of Class A common stock or Class B common stock, as the case may be, for such LLC Interests of such Continuing LLC Owner in lieu of such redemption. In addition, Tradeweb’s board of directors, which includes directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead of the foregoing redemptions of LLC Interests, cause the Company to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest redeemed or exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the TWM LLC Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — TWM LLC Agreement.”
The Refinitiv Direct Owner and other future holders of Class B common stock may from time to time exchange all or a portion of their shares of our Class B common stock for newly issued shares of Class A common stock on a one-for-one basis (in which case their shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance). Furthermore, the Continuing LLC

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Owners that hold shares of Class D common stock may from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance).
Conversion
Each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of our Class C common stock (i) immediately prior to any sale or other transfer of such share by a holder or its permitted transferees to a non-permitted transferee, or (ii) once the Refinitiv Owners and their affiliates together no longer beneficially own a number of shares of our common stock and LLC Interests that together entitle them to at least 10% of TWM LLC’s economic interests. In addition, with respect to each Bank Stockholder that holds shares of Class D common stock, immediately prior to the occurrence of any event that would cause the combined voting power held by such Bank Stockholder to exceed 4.9%, the minimum number of shares of Class D common stock of such Bank Stockholder that would need to convert into shares of Class C common stock such that the combined voting power held by such Bank Stockholder would not exceed 4.9% will automatically convert into shares of Class C common stock. Holders of LLC Interests that receive shares of Class C common stock upon any such conversion may continue to elect to have their LLC Interests redeemed for newly issued shares of Class A common stock as described above (in which case their shares of Class C common stock will be cancelled on a one-for-one basis upon such issuance). See “Description of Capital Stock.”
Tax Receivable Agreement
We entered into the Tax Receivable Agreement with TWM LLC and the Continuing LLC Owners that provides for the payment by Tradeweb to a Continuing LLC Owner of 50% of the amount of U.S. federal, state and local income or franchise tax savings, if any, that Tradeweb actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of TWM LLC’s assets resulting from (a) the purchase of LLC Interests from such Continuing LLC Owner, including with the net proceeds from the IPO and this offering or (b) redemptions or exchanges by such Continuing LLC Owner of LLC Interests for shares of our Class A common stock or Class B common stock or for cash, as applicable, as described above under “— Redemption rights of holders of LLC Interests/exchange rights of holders of Class B common stock and Class D common stock” and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Tax Receivable Agreement.”

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Registration Rights Agreement
Pursuant to the Registration Rights Agreement, we granted the Refinitiv Owners, the Bank Stockholders, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Registration Rights Agreement.”
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, but before deducting estimated offering expenses, will be approximately $          million (or approximately $          million, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on an assumed price of $          per share of our Class A common stock (the closing price for our shares of Class A common stock on Nasdaq on            , 2019).
We intend to use the net proceeds that we receive from this offering to purchase           issued and outstanding LLC Interests (or           LLC Interests, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) from certain of the Other LLC Owners (and cancel the corresponding shares of common stock held by such Other LLC Owners), at a purchase price per interest equal to the public offering price per share of our Class A common stock, less the underwriting discounts and commissions payable thereon. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions — Transactions With Certain Original LLC Owners” for additional information.
Conflicts of interest
Because affiliates of            will receive more than 5.0% of the net proceeds from this offering,           is deemed to have a “conflict of interest” pursuant to FINRA Rule 5121(f)(5)(C)(ii). See “Use of Proceeds.” Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer.
Nasdaq symbol
“TW.”
Risk factors
Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” in this prospectus for a discussion of factors you should carefully consider before investing in our Class A common stock.
The number of shares of our common stock to be issued and outstanding after this offering excludes approximately:
•
18,342,050 shares of Class A common stock issuable upon the exercise of outstanding options under our Amended and Restated Tradeweb Markets Inc. 2018 Stock Option Plan (the “Option Plan”) as of            , 2019 at a weighted-average exercise price of $20.90 per share, which options may be exercised on a cashless or net settlement basis;

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
2,758,965 shares of Class A common stock underlying performance based restricted share units issued under our Amended & Restated Tradeweb Markets Inc. PRSU Plan (the “PRSU Plan”);

•
9,812,374 shares of Class A common stock reserved for future issuance under our Option Plan and our 2019 Omnibus Equity Incentive Plan (the “2019 Equity Incentive Plan”);

•
with respect to the Refinitiv Direct Owner, 96,933,192 shares of Class A common stock reserved for future issuance upon (i) exchange of Class B common stock by the Refinitiv Direct Owner or (ii) conversion of the Class B common stock; and

•
with respect to the Continuing LLC Owners, (i) 79,289,005 shares of Class A common stock and 69,282,736 shares of Class B common stock reserved for future issuance upon the redemption or exchange of LLC Interests by the Continuing LLC Owners and (ii) 69,282,736 shares of Class C common stock reserved for future issuance upon (x) exchange of Class D common stock by the Continuing LLC Owners or (y) conversion of the Class D common stock. See “— Redemption rights of holders of LLC Interests/exchange rights of holders of Class B common stock and Class D common stock.”

Unless otherwise stated or the context otherwise requires, all information contained in this prospectus:
•
assumes the underwriters’ option to purchase additional shares of Class A common stock has not been exercised; and

•
gives effect to the application of the net proceeds from this offering as described under “Use of Proceeds.”

Unless otherwise stated or the context otherwise requires, references in this prospectus to the exercise of the underwriters’ option to purchase additional shares of Class A common stock give effect to the use of the net proceeds therefrom.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Summary Historical and Pro Forma Consolidated Financial and Other Data
The following tables present the summary historical and pro forma consolidated financial and other data for Tradeweb Markets Inc. and its subsidiaries and Tradeweb Markets LLC and its subsidiaries for the periods indicated below. TWM LLC is the predecessor of the issuer, Tradeweb Markets Inc., for financial reporting purposes. Prior to the consummation of the Reorganization Transactions, Tradeweb Markets Inc. did not conduct any activities other than those incident to its formation and the IPO. As a result of the Reorganization Transactions completed in connection with the IPO, Tradeweb Markets Inc. became the sole manager of Tradeweb Markets LLC whose only material assets consist of its equity interest in Tradeweb Markets LLC and related deferred tax assets. As a result, Tradeweb Markets Inc. consolidates the financial results of Tradeweb Markets LLC and its subsidiaries. Accordingly, the historical consolidated financial data presented below relating to periods prior to and including March 31, 2019 reflect the results of operations, financial position and cash flows of Tradeweb Markets LLC and its subsidiaries. The historical consolidated financial data presented below relating to periods beginning on April 1, 2019, and through and including June 30, 2019 reflect the results of operations, financial position and cash flows of Tradeweb Markets Inc. and its subsidiaries, including the consolidation of its investment in Tradeweb Markets LLC. See “Basis of Presentation.”
The summary consolidated statement of income data for the six months ended June 30, 2019 and 2018 and the statement of financial condition data as of June 30, 2019 have been derived from the unaudited consolidated financial statements of Tradeweb Markets Inc. included elsewhere in this prospectus. The summary consolidated statement of income data for the 2018 Successor Period, the 2018 Predecessor Period and each of the years in the two-year period ended December 31, 2017 and the summary consolidated statement of financial condition data as of December 31, 2018 and 2017 are derived from the audited consolidated financial statements of Tradeweb Markets LLC included elsewhere in this prospectus. The summary consolidated statement of financial condition data as of June 30, 2018 and December 31, 2016 are derived from the consolidated financial statements of Tradeweb Markets LLC not included in this prospectus. In the opinion of our management, the unaudited consolidated financial statements for and as of the six months ended June 30, 2019 and June 30, 2018 reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results operations for such period.
As discussed elsewhere in this prospectus, as a result of the Refinitiv Transaction, we revalued our assets and liabilities based on their fair values as of the closing date of the Refinitiv Transaction in accordance with the acquisition method of accounting. Due to the change in the basis of accounting resulting from the application of pushdown accounting, we are required to present separately the financial information for the period beginning on October 1, 2018, and through and including June 30, 2019, which we refer to as the “Successor period,” and the financial information for the periods prior to, and including, September 30, 2018, which we refer to as the “Predecessor period.” Certain financial information of the Successor period is not comparable to that of the Predecessor period. For a discussion of our Successor and Predecessor periods, see “Basis of Presentation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Effects of Pushdown Accounting on our Financial Statements.”
The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with “Basis of Presentation,” “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.
The summary unaudited pro forma consolidated financial data of Tradeweb Markets Inc. presented below have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data as of and for the six months ended June 30, 2019 and for the year ended December 31, 2018 give effect to the Transactions, including this offering, as if all such transactions had occurred on January 1, 2018, in the case of the summary unaudited pro forma consolidated statement of income data, and as of June 30, 2019, in the case of the summary unaudited pro forma consolidated statement of financial condition data. The unaudited pro forma consolidated financial data includes various estimates which are subject to material

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 change and may not be indicative of what our operations or financial position would have been had the Transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.
		Historical
	Pro Forma(1)	Successor	Predecessor
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
	(in thousands)
Statement of Income Data:
Revenues
Transaction fees	$	$206,592	$181,169
Subscription fees(2)		96,012	98,291
Commissions		70,610	55,436
Other		4,063	5,622
Gross revenue		377,277	340,518
Contingent consideration(3)		—	(29,367)
Net revenue		377,277	311,151
Expenses
Employee compensation and benefits		173,268	139,977
Depreciation and amortization		67,795	32,446
Technology and communications		19,559	17,486
General and administrative		18,454	13,670
Professional fees		13,709	12,814
Occupancy		7,260	7,241
Total expenses		300,045	223,634
Operating income		77,232	87,517
Net interest income		1,033	1,053
Income before taxes		78,265	88,570
Provision for income taxes		(11,097)	(4,365)
Net income	$	$67,168	$84,205
Less: Pre-IPO net income attributable to Tradeweb Markets LLC		43,352
Net income attributable to Tradeweb Markets Inc. and non-controlling interests		24,816
Less: net income attributable to non-controlling interests		11,988
Net income attributable to Tradeweb Markets Inc.	$	$12,828

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
		Historical
	Pro Forma(1)	Successor	Predecessor
	Year Ended December 31, 2018	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Statement of Income Data:
Revenues
Transaction fees	$	$97,130	$273,751	$267,020	$230,171
Subscription fees(2)		46,519	143,981	194,534	191,983
Commissions		32,840	79,830	96,745	91,663
Other		2,148	8,209	4,669	4,587
Gross revenue		178,637	505,771	562,968	518,404
Contingent consideration(3)		—	(26,830)	(58,520)	(26,224)
Net revenue		178,637	478,941	504,448	492,180
Expenses
Employee compensation and benefits		80,436	209,053	248,963	228,584
Depreciation and amortization		33,020	48,808	68,615	80,859
Technology and communications		9,907	26,598	30,013	28,239
General and administrative		11,837	23,056	33,973	27,392
Professional fees		8,194	20,360	19,351	18,158
Occupancy		3,308	10,732	14,441	15,817
Total expenses		146,702	338,607	415,356	399,049
Operating income		31,935	140,334	89,092	93,131
Interest income		787	1,726	1,140	644
Interest expense		—	—	(455)	(1,339)
Income before taxes		32,722	142,060	89,777	92,436
Provision for income taxes		(3,415)	(11,900)	(6,129)	725
Net income	$	$29,307	$130,160	$83,648	$93,161
Less: Net income attributable to non-controlling interests
Net income attributable to Tradeweb Markets Inc.	$

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
		Historical
	Pro Forma(1)	Successor		Predecessor
	As of June 30, 2019	As of June 30, 2019	As of December 31, 2018	As of June 30, 2018	As of December 31, 2017	As of December 31, 2016
	(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents(4)	$	$315,582	$410,104	$320,538	$352,598	$324,074
Total assets(4)		5,072,347	4,997,139	1,295,808	1,316,887	1,320,732
Total liabilities		617,547	410,626	293,892	317,118	283,319
Non-controlling interests		1,607,249	—	—	—	—
Total equity/members’ capital(4)		4,454,800	4,572,334	988,615	986,468	1,024,759
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(dollars in thousands)
Other Financial Data:
Free Cash Flow(5)	$59,266	$96,310	$138,978	$49,137	$183,962	$136,496
Adjusted EBITDA(6)	$167,272	$65,308	$214,091	$147,508	$215,185	$200,771
Adjusted EBITDA margin(6)	44.3%	36.6%	42.3%	43.3%	38.2%	38.7%
Adjusted Net Income(6)	$108,819	$40,839	$137,327	$95,075	$131,369	$118,012
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in millions)
Operating Data:
Average Daily Volumes:
Rates	$472,284	$348,212	$354,999	$254,103	$219,475
Credit	14,295	13,370	12,658	7,554	5,954
Equities	7,406	8,429	7,798	4,817	4,523
Money markets	207,009	167,050	173,743	132,105	94,324
Total	$700,994	$537,061	$549,198	$398,579	$324,276

(1)
Pro forma figures give effect to the Transactions, including this offering. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(2)
Subscription fees for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016 include $27.0 million, $24.3 million, $13.5 million, $36.9 million, $50.1 million and $50.6 million, respectively, of Refinitiv (formerly Thomson Reuters) market data fees.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
(3)
In 2014, we issued equity to certain of the Bank Stockholders and management as a result of a capital contribution to facilitate our expansion into new credit products. The equity vested on July 31, 2018 upon the achievement of specific revenue earnout milestones related to the new credit products. Prior to the July 31, 2018 vesting, we recognized contingent consideration as a contra-revenue adjustment, which partially offset gross revenue for the periods presented.

(4)
Historical and pro forma cash and cash equivalents, total assets and total equity do not reflect the (i) $11.4 million cash dividend paid to holders of Class A common stock and Class B common stock in the aggregate in September 2019 and (ii) $11.8 million cash distribution paid to Continuing LLC Owners in the aggregate in September 2019. See “Dividend Policy.”

(5)
In addition to cash flow from operating activities presented in accordance with GAAP, we use Free Cash Flow to measure liquidity. Free Cash Flow is defined as cash flow from operating activities less expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.

We present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.
Free Cash Flow has limitations as an analytical tool, and you should not consider Free Cash Flow in isolation or as an alternative to cash flow from operating activities or any other liquidity measure determined in accordance with GAAP. For a discussion of these limitations, see “Use of Non-GAAP Financial Measures.” You are encouraged to evaluate each adjustment. In addition, in evaluating Free Cash Flow, you should be aware that in the future, we may incur expenditures similar to the adjustments in the presentation of Free Cash Flow. In addition, Free Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
The table set forth below presents a reconciliation of our cash flow from operating activities to Free Cash Flow for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016:
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Cash flow from operating activities	$76,973	$112,556	$164,828	$65,027	$224,580	$171,845
Less: Capitalization of software development costs	(13,914)	(7,156)	(19,523)	(12,765)	(27,157)	(25,351)
Less: Purchases of furniture, equipment and leasehold improvements	(3,793)	(9,090)	(6,327)	(3,125)	(13,461)	(9,998)
Free Cash Flow	$59,266	$96,310	$138,978	$49,137	$183,962	$136,496
(6)
In addition to net income and net income attributable to Tradeweb Markets Inc., each presented in accordance with GAAP, we present Adjusted EBITDA and Adjusted EBITDA margin as measures of our operating performance and Adjusted Net Income and Adjusted Diluted EPS as measures of our profitability.

Adjusted EBITDA is defined as net income before contingent consideration, net interest income, provision for income taxes and depreciation and amortization, adjusted for the impact of certain other items, including gains and losses from outstanding foreign exchange forward contracts and the revaluation of foreign denominated cash. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by gross revenue for the applicable period. We present Adjusted EBITDA and Adjusted

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
EBITDA margin because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. For example, we exclude contingent consideration because it is equity settled and its balance is based on our value at a certain time and may not reflect our actual operating performance. In addition, we also exclude non-cash stock-based compensation expense associated with the Special Option Award discussed under “Management’s Discussion & Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation.” We believe it is useful to exclude this stock-based compensation expense because the amount of expense associated with the Special Option Award may not directly correlate to the underlying performance of our business and will vary across periods.
Management and our board of directors use Adjusted EBITDA and Adjusted EBITDA margin to assess our financial performance and believe it is helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA and Adjusted EBITDA margin.
We present Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. for post-IPO periods and Tradeweb Markets LLC for pre-IPO periods. As discussed below, because Adjusted Net Income and Adjusted Diluted EPS give effect to certain tax related adjustments to reflect an assumed effective tax rate for all periods presented and, for post-IPO periods, assumes all LLC Interests held by non-controlling interests are exchanged for shares of Class A or Class B common stock, we believe that Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. and Tradeweb Markets LLC are comparable.
Adjusted Net Income is defined as net income attributable to Tradeweb Markets Inc. assuming the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A common stock or Class B common stock of Tradeweb Markets Inc., for post-IPO periods, and net income, for pre-IPO periods, in each case adjusted for contingent consideration, acquisition and Refinitiv Transaction related depreciation and amortization, gains and losses from outstanding foreign exchange forward contracts and the revaluation of foreign denominated cash. Adjusted Net Income also gives effect to certain tax related adjustments to reflect an assumed effective tax rate and, for pre-IPO periods, assumes TWM LLC was subject to a corporate tax rate for the periods presented. Adjusted Diluted EPS is defined as Adjusted Net Income divided by the diluted weighted average number of shares of Class A common stock and Class B common stock outstanding for the applicable period, assuming the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A common stock or Class B common stock, for post-IPO periods, and the diluted weighted average number of shares of TWM LLC outstanding for the applicable period, for pre-IPO periods. The diluted weighted average number of shares outstanding for the pre-IPO periods and post-IPO periods give effect to potentially dilutive securities using the treasury stock method. We use Adjusted Net Income and Adjusted Diluted EPS as supplemental metrics to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. In addition to excluding contingent consideration for the reasons described above, we believe it is useful to exclude the depreciation and amortization of acquisition related tangible and intangible assets resulting from certain acquisitions, the Refinitiv Transaction and the application of pushdown accounting in order to facilitate a period-over-period comparison of our financial performance. We also exclude expense associated with the Special Option Award for the reasons described above. Each of the normal recurring adjustments and other adjustments described in the definition of Adjusted Net Income helps to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses. In addition to excluding items that are non-recurring or may not be indicative of our ongoing operating performance, by assuming the full exchange of all outstanding LLC Interests held by non-controlling interests, we believe that Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. facilitate

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 comparisons with other companies that have different organizational and tax structures, as well as comparisons period over period, because it eliminates the effect of any changes in net income attributable to Tradeweb Markets Inc. driven by increases in our ownership of TWM LLC, which are unrelated to our operating performance.
Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS have limitations as analytical tools, and you should not consider these non-GAAP financial measures in isolation or as alternatives to net income attributable to Tradeweb Markets Inc., net income, operating income, gross margin, earnings per share or any other financial measure derived in accordance with GAAP. For a discussion of these limitations, see “Use of Non-GAAP Financial Measures.” You are encouraged to evaluate each adjustment and, as applicable, the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of these non-GAAP financial measures. Our presentation of Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
The table set forth below presents a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016:
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Net income	$67,168	$29,307	$130,160	$84,205	$83,648	$93,161
Contingent consideration	—	—	26,830	29,367	58,520	26,224
Interest income, net	(1,033)	(787)	(1,726)	(1,053)	(685)	695
Depreciation and amortization	67,795	33,020	48,808	32,446	68,615	80,859
Stock-based compensation expense associated with Special Option Award	20,403	—	—	—	—	—
Provision for income taxes	11,097	3,415	11,900	4,365	6,129	(725)
Unrealized foreign exchange (gains) / losses	1,284	263	(960)	(1,367)	(364)	1,872
(Gain) / loss from revaluation of foreign denominated cash(a)	558	90	(921)	(455)	(678)	(1,315)
Adjusted EBITDA	$167,272	$65,308	$214,091	$147,508	$215,185	$200,771
Adjusted EBITDA margin(b)	44.3%	36.6%	42.3%	43.3%	38.2%	38.7%

(a)
Represents foreign exchange gain or loss from the revaluation of cash denominated in a different currency than the entity’s functional currency.

(b)
For the six months ended June 30, 2019 and the combined year ended December 31, 2018, Adjusted EBITDA margin increased compared to the prior year period by 102 basis points and 260 basis points, respectively, or 149 basis points and 126 basis points on a constant currency basis. For the year ended December 31, 2017, Adjusted EBITDA margin decreased compared to the prior year period by 51 basis points, or 102 basis points on a constant currency basis. The change in Adjusted EBITDA margin on a constant currency basis, which is a non-GAAP financial measure, is defined as the change in Adjusted EBITDA margin excluding the effects of foreign currency fluctuations. Adjusted EBITDA margin excluding the effects of foreign currency fluctuations is calculated by translating the current period and prior period’s results using the average exchange rates for the prior period. We use the change in Adjusted EBITDA margin on a

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 constant currency basis as a supplemental metric to evaluate our underlying margin performance between periods by removing the impact of foreign currency fluctuations. We believe that providing the change in Adjusted EBITDA margin on a constant currency basis provides a useful comparison of our Adjusted EBITDA margin and trends between periods.
The table set forth below provides a reconciliation of net income attributable to Tradeweb Markets Inc. and net income, as applicable, to Adjusted Net Income and Adjusted Diluted EPS for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016:
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands except share and per share amounts)
Earnings per diluted share(a)	$0.19(1)/	$0.13(1)	$0.60(1)	$0.39(1)	$0.39(1)	$0.44(1)
	0.09(2)
Pre-IPO net income attributable to Tradeweb Markets LLC(a)	$42,352(1)	$29,307(1)	$130,160(1)	$84,205(1)	$83,648(1)	$93,161(1)
Add: Net income attributable to Tradeweb Markets Inc.(a)	12,828(2)	—	—	—	—	—
Add: Net income attributable to non-controlling interests(a)(b)	11,988(2)	—	—	—	—	—
Net income	67,168(1)(2)	29,307(1)	130,160(1)	84,205(1)	83,648(1)	93,161(1)
Provision for income taxes	11,097	3,415	11,900	4,365	6,129	(725)
Contingent consideration	—	—	26,830	29,367	58,520	26,224
Acquisition and Refinitiv Transaction related D&A(c)	47,342	22,413	19,576	13,063	31,236	41,125
Stock-based compensation expense associated with Special Option Award	20,403	—	—	—	—	—
Unrealized foreign exchange (gains) / losses	1,284	263	(960)	(1,367)	(364)	1,872
(Gain) / loss from revaluation of foreign denominated cash(d)	558	90	(921)	(455)	(678)	(1,315)
Adjusted Net Income before income taxes	147,852	55,488	186,585	129,178	178,491	160,342
Adjusted income taxes(e)	(39,033)	(14,649)	(49,258)	(34,103)	(47,122)	(42,330)
Adjusted Net Income	$108,819	$40,839	$137,327	$95,075	$131,369	$118,012
Adjusted Diluted EPS(a)(f)	$0.23(1)/	$0.18(1)	$0.64(1)	$0.45(1)	$0.62(1)	$0.56(1)
	0.25(2)

(a)
As a result of the Reorganization Transactions and the IPO completed in April 2019, certain earnings information is being presented separately for Tradeweb Markets LLC and Tradeweb Markets Inc.

(1)
Presents information for Tradeweb Markets LLC (pre-IPO period).

(2)
Presents information for Tradeweb Markets Inc. (post-IPO period).

See “Basis of Presentation,” “Note 16 — Earnings Per Share” to the unaudited consolidated financial statements of Tradeweb Markets Inc. and “Note 18 — Net Income Per Share” to the audited consolidated financial statements of Tradeweb Markets LLC, each included elsewhere in this prospectus.
(b)
For post-IPO periods, represents the reallocation of net income attributable to non-controlling interests from the assumed exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A or Class B common stock.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
(c)
Represents acquisition-related intangibles amortization and increased tangible asset and capitalized software depreciation and amortization resulting from the Refinitiv Transaction and the application of pushdown accounting (where all assets were marked to fair value as of the closing date of the Refinitiv Transaction).

(d)
Represents foreign exchange gain or loss from the revaluation of cash denominated in a different currency than the entity’s functional currency.

(e)
Represents corporate income taxes at an assumed effective tax rate of 26.4% for all periods presented applied to Adjusted Net Income before income taxes. For pre-IPO periods, this adjustment assumes Tradeweb Markets LLC was subject to a corporate tax rate for the periods presented.

(f)
Due to the Reorganization Transactions and the IPO completed in April 2019, shares outstanding during the six months ended June 30, 2019 represent shares of TWM LLC (pre-IPO period) and shares of Class A and Class B common stock of Tradeweb Markets Inc. (post-IPO period).

The following table summarizes the calculation of Adjusted Diluted EPS for all periods presented:
Reconciliation of Diluted Weighted Average Shares Outstanding to Adjusted Diluted Weighted Average Shares Outstanding	Pre-IPO Period	Post-IPO Period
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Diluted weighted average TWM LLC shares outstanding	223,320,457	—	222,243,851	215,365,920	213,435,314	212,568,635	210,979,704
Diluted weighted average shares of Class A and Class B common stock outstanding	—	150,847,183	—	—	—	—	—
Assumed exchange of LLC Interests for shares of Class A or Class B common stock(1)	—	79,289,005	—	—	—	—	—
Adjusted diluted weighted average shares outstanding	223,320,457	230,136,188	222,243,851	215,365,920	213,435,314	212,568,635	210,979,704
Adjusted Net Income	$52,190	$56,629	$40,839	$137,327	$95,075	$131,369	$118,012
Adjusted Diluted EPS	$0.23	$0.25	$0.18	$0.64	$0.45	$0.62	$0.56

(1)
Assumes the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A or Class B common stock, resulting in the elimination of the non-controlling interests and recognition of the net income attributable to non-controlling interests.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, before deciding to invest in our Class A common stock. Our business, financial condition and results of operations could be materially adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.
Risks Relating to Our Business and Industry
Economic, political and market conditions may reduce trading volumes, which could have a material adverse effect on our business, financial condition and results of operations.
The electronic financial services industry is, by its nature, risky and volatile. Our business performance is impacted by a number of global and regional factors that are generally beyond our control. The occurrence of, or uncertainty related to, any one of the following factors may cause a substantial decline in the U.S. and/or global financial markets, which could result in reduced trading volumes and profitability for our business:
•
economic, political and social conditions in the United States, the United Kingdom, the European Union and/or its member states, China or other major economies around the world, including, among other things, the strength and direction of the U.S. and/or global economy, the proposed exit by the United Kingdom from the European Union (“Brexit”), the prolonged shutdown of the U.S. government and the upcoming 2020 U.S. presidential election;

•
the effect of Federal Reserve Board and other central banks’ monetary policy, increased capital requirements for banks and other financial institutions and other regulatory requirements;

•
adverse market conditions, including unforeseen market closures or other disruptions in trading;

•
broad trends in business and finance, including the amount of new issuances and changes in investment patterns and priorities;

•
the level and volatility of interest rates;

•
consolidation or contraction in the number, and changes in the financial strength, of market participants;

•
concerns over a potential recession (in the United States or globally), inflation and weakening consumer and investor confidence levels;

•
the availability of capital for borrowings and investments by our clients;

•
liquidity concerns, including concerns over credit default or bankruptcy of one or more sovereign nations or corporate entities;

•
legislative, regulatory or government policy changes, including changes to financial industry regulations and tax laws that could limit the ability of market participants to engage in a wider array of trading activities;

•
actual or threatened trade war, including between the United States and China, or other governmental action related to tariffs, international trade agreements or trade policies; and

•
actual or threatened acts of war, terrorism or other armed hostilities.

These factors also affect the degree of volatility (the magnitude and frequency of fluctuations) in the U.S. and/or global financial markets, including in the prices and trading volumes of the products traded on our platforms. Volatility increases the need to hedge price risk and creates opportunities for investment and speculative or arbitrage trading, and thus increases trading volumes. Although we generally experience increased trading volumes across our marketplaces during periods of volatility, use of our platforms and demand for our solutions may decline during periods of significant volatility as market participants in rapidly moving markets may seek to negotiate trades and access information directly over the telephone instead of electronically.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
In the event of stagnant or deteriorating economic conditions or periods of instability or prolonged stability or decreased activity in the U.S. and/or global financial markets, we could experience lower trading volumes. A general decline in trading volumes across our marketplaces would lower revenues and could materially adversely affect our results of operations if we are unable to offset falling volumes through changes in our fee structure. If trading volumes decline substantially or for a sustained period, the critical mass of transaction volume necessary to support viable markets and generate valuable data could be jeopardized, which, in turn, could further discourage clients to use our platforms and solutions and further accelerate the decline in trading volumes. Additionally, if our total market share decreases relative to our competitors, our trading venues may be viewed as less attractive sources of liquidity. If our marketplaces are perceived to be less liquid, we could lose further trading volumes and our business, financial condition and results of operations could be materially adversely affected.
There have been significant declines in trading volumes in the financial markets generally in the past and there may be similar declines in trading volumes generally or across our marketplaces in particular in the future. During periods of lower trading volumes or during an economic downturn, our clients may become more price sensitive and exert pricing pressure on us, and we may be forced to reduce our fees or to maintain our fees during periods of increased costs. Because our cost structure is largely fixed, if use of our platforms and demand for our solutions decline for any reason or if we are forced to reduce fees, we may not be able to adjust our cost structure to counteract the associated decline in revenues, which would materially harm our profitability.
Failure to compete successfully could materially adversely affect our business, financial condition and results of operations.
We face intense competition in both the financial services industry generally and the markets that we serve in particular, and we expect competition with a broad range of competitors to continue to intensify in the future. Within the electronic financial services industry in which we operate, we compete based on our ability to provide a broad range of solutions, trading venues with a broad network of market participants and deep liquidity, a competitive fee structure and comprehensive pre-trade, trade and post-trade functionality, as well as the reliability, security and ease of use of our platforms and solutions.
We primarily compete with other electronic trading platforms and trading business conducted directly between dealers and their institutional, wholesale and retail client counterparties over telephone, email or instant messaging. We also compete with securities and futures exchanges, other inter-dealer brokers and single bank systems. For example, our trading platforms face existing and potential competition from large exchanges, which have in recent years developed electronic capabilities in-house or through acquisitions. We also face competition from individual banks that offer their own electronic platforms to their institutional clients. In addition, we may face competition from companies with strong market share in specific markets or organizations and businesses that have not traditionally competed with us but that could adapt their products and services or utilize significant financial and information resources, recognized brands, or technological expertise to begin competing with us. We expect that we may compete in the future with a variety of companies with respect to our platforms and solutions. If we are not able to compete successfully in the future, our business, financial condition and results of operations could be materially adversely affected.
Certain of our current and prospective competitors are substantially larger than we are and have substantially greater market presence than we do, as well as greater financial, technological, marketing and other resources. These competitors may be better able to withstand reductions in fees or other adverse economic or market conditions than we can. Some competitors may be able to adopt new or emerging technologies, or incorporate customized features or functions into existing technologies, to address changing market conditions or client preferences at a relatively low cost and/or more quickly than we can. In addition, because we operate in a rapidly evolving industry, start-up companies can enter the market with new and emerging technologies more easily and quickly than they would in more traditional industries. If we are unable or unwilling to reduce our fees or make additional investments in the future, we may lose clients and our competitive position may be adversely affected. In addition, our competitive position may be adversely affected by changes in regulations that have a disproportionately negative affect on us or the products or trading protocols we offer our clients.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Competition in the markets in which we operate has intensified due to consolidation, which has resulted in increasingly large and sophisticated competitors. In recent years, our competitors have made acquisitions and/or entered into joint ventures and consortia to improve the competitiveness of their electronic trading offerings. For example, Intercontinental Exchange (“ICE”) acquired BondPoint, TMC Bonds and IDC, in an effort to expand its portfolio of fixed income products and services. In addition, in 2018, CME Group completed its acquisition of NEX Group, which expands CME Group’s offerings to include NEX Group’s OTC foreign exchange and rates products and market data. If, as a result of industry consolidation, our competitors are able to offer lower cost (including fixed cost fees compared to our variable fees for certain offerings) and/or a wider range of trading venues and solutions, obtain more favorable terms from third-party providers or otherwise take actions that could increase their market share, our competitive position and therefore our business, financial condition and results of operations may be materially adversely affected.
Our operations also include the sale of pre- and post-trade services, analytics and market data (including through a distribution agreement with Refinitiv). There is a high degree of competition among market data and information vendors in solutions for pre- and post-trade data, analytics and reporting, and such businesses may become more competitive in the future as new competitors emerge. Some of these companies are already in or may enter the electronic trading business. Accordingly, some of our competitors may be able to combine use of their electronic trading platforms with complementary access to market data and analytical tools and/or leverage relationships with existing clients to obtain additional business from such clients, which could preempt use of our platforms or solutions. For example, Bloomberg and ICE have trading platforms that compete with ours and also have a data and analytics relationships with the vast majority of institutional, wholesale and retail market participants. If we are not able to compete successfully in this area in the future, our revenues could be adversely impacted and, as a result, our business, financial condition and results of operations would be materially adversely affected.
The industry in which we operate is rapidly evolving. If we are unable to adapt our business effectively to keep pace with industry changes, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition and results of operations.
The electronic financial services industry is characterized by rapidly changing and increasingly complex technologies and systems, changing and increasingly sophisticated client demands (including access to new technologies and markets), frequent technology and service introductions, evolving industry standards, changing regulatory requirements and new business models. If we are not able to keep pace with changing market conditions or client demands and if our competitors release new technology before we do, our existing platforms, solutions and technologies may become obsolete or our competitive position may be materially harmed, each of which could have a material adverse effect on our business, financial condition and results of operations.
Operating in a rapidly evolving industry involves a high degree of risk and our future success will depend in part on our ability to:
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enhance and improve the responsiveness, functionality, accessibility and reliability of our existing platforms and solutions;

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develop and/or license new platforms, solutions and technologies that address the increasingly sophisticated and varied needs of our existing and prospective clients, and that allow us to grow within our existing markets and to expand into new markets, asset classes and products;

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achieve and maintain market acceptance for our platforms and solutions;

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adapt our existing platforms and solutions for new markets, asset classes and products;

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respond to competitive pressures, technological advances, including new or disruptive technology, emerging industry standards and practices and regulatory requirements and changes on a cost-effective and timely basis;

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attract highly-skilled technology, regulatory, sales and marketing personnel;

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operate, support, expand, adapt and develop our operations, systems, networks and infrastructure;

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
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manage cybersecurity threats;

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take advantage of acquisitions, strategic alliances and other opportunities; and

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obtain any applicable regulatory approval for our platforms and solutions.

Further, the development of new internet, networking, telecommunications or blockchain technologies may require us to devote substantial resources to modify and adapt our marketplaces. In particular, because our platforms and solutions are designed to operate on a variety of electronic systems, we will need to continuously modify and enhance our marketplaces to keep pace with changes in internet-related hardware and other software, communication and browser technologies. We cannot assure you that we will be able to successfully adapt our existing technologies and systems to incorporate new, or changes to existing, technologies.
The success of new platforms or solutions, or new features and versions of existing platforms and solutions, depends on several factors, including the timely and cost-effective completion, introduction and market acceptance of such new or enhanced platform or solution. Development efforts entail significant technical and business risks. We may use new technologies ineffectively, fail to adequately address regulatory requirements, experience design defects or errors or fail to accurately determine market demand for new platforms, solutions and enhancements. Furthermore, development efforts may require substantial expenditures and take considerable time, and we may experience cost overrun, delays in delivery or performance problems and not be successful in realizing a return on these development efforts in a timely manner or at all.
We cannot assure you that we will be able to anticipate or respond in a timely manner to changing market conditions, and new platforms, technologies or solutions, or enhancements to existing platforms, technologies or solutions, may not meet regulatory requirements, address client needs or achieve market acceptance. If we are not able to successfully develop and implement, or face material delays in introducing, new platforms, solutions and enhancements, our clients may forego the use of our platforms and solutions and instead use those of our competitors. Any failure to remain abreast of changing market conditions and to be responsive to market preferences could cause our market share to decline and materially adversely impact our revenues.
Consolidation and concentration in the financial services industry could materially adversely affect our business, financial condition and results of operations.
There has been significant consolidation in the financial services industry over the past several years. Further consolidation in the financial services industry could result in a smaller client base and heightened competition, which may lower our trading volumes. If our clients merge with or are acquired by other companies that are not our clients, or companies that use less of our offerings, such clients may discontinue or reduce their use of our platforms and solutions. Any such developments could materially adversely affect our business, financial condition and results of operations.
The substantial consolidation of market share among companies in the financial services industry has resulted in concentration in markets by some of our largest dealer clients. Because our trading platforms depend on these clients, any event that impacts one or more of these clients or the financial services industry in general could negatively impact our trading volumes and revenues. For example, current financial regulations impose certain capital requirements on, and restrict certain trading activities by, our dealer clients, which could adversely affect such clients’ ability to make markets across a variety of asset classes and products. If our existing dealer clients reduce their trading activity and that activity is not replaced by other market participants, the level of liquidity and pricing available on our trading platforms would be negatively impacted, which could materially adversely affect our business, financial condition and results of operations. In addition, some of our dealer clients have announced plans to reduce their sales and trading businesses in the markets in which we operate. This is in addition to the significant reductions in these businesses already completed by certain of our dealer clients.
The consolidation and concentration of market share, the limitation on the ability of large clients to engage in a wider array of trading activities and the reduction by large clients of certain businesses may lead to increased revenue concentration among our dealer clients, which may further increase our

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 dependency on such clients and reduce our ability to negotiate pricing and other matters with such clients. Additionally, the sales and trading global market share has become increasingly concentrated over the past several years among the top investment banks, which will increase competition for client trades and place additional pricing pressure on us. If we are not able to compete successfully, our business, financial condition and results of operations could be materially adversely affected.
We are dependent on our dealer clients, some of which are also stockholders, to support our marketplaces by transacting with our other institutional, wholesale and retail clients.
We rely on our dealer clients to provide liquidity on our trading platforms by posting prices on our platforms and responding to client inquiries. In addition, our dealer clients also provide us with data via feeds and through the transactions they execute on our trading platforms, which is an important input for our data and analytics offerings. We have historically earned a substantial portion of our revenues from dealer clients that are also stockholders. For the six months ended June 30, 2019, the combined year ended December 31, 2018 and the years ended December 31, 2017 and 2016, 43.9%, 42.2%, 41.3% and 40.8%, respectively, of our revenues were generated by the pre-IPO Bank Stockholders and their affiliates. Market knowledge and feedback from these stockholders have been important factors in the development of many of our offerings and solutions.
There are inherent risks whenever a significant percentage of revenues are concentrated with a limited number of clients, and these risks are especially heightened for us due to the potential effects of increased industry consolidation and financial regulation on our business. The contractual obligations of our clients to us are non-exclusive and subject to termination rights by such clients. Any failure by us to meet a key dealer client’s or other key client’s expectations could result in cancellation or non-renewal of the contract. In addition, our reliance on any individual dealer client for a significant portion of our trading volume may also give that client a degree of leverage against us when negotiating contracts and terms of services with us.
Our dealer clients also buy and sell through traditional methods, including by telephone, e-mail and instant messaging, and through other trading platforms. Some of our dealer clients have developed electronic trading networks that compete with us or have announced their intention to explore the development of such electronic trading networks, and many of our dealer clients are involved in other ventures, including other trading platforms or other distribution channels, as trading participants and/or as investors. In particular, certain of the pre-IPO Bank Stockholders or their affiliates, as is typical for a large number of major banks, have their own single bank or other competing trading platform and frequently invest in such businesses and may acquire ownership interests in similar businesses, and such businesses may also compete with us. These competing trading platforms may offer some features that we do not currently offer or that we are unable to offer, including customized features or functions. Accordingly, there can be no assurance that such dealer clients’ primary commitments will not be to one of our competitors or that they will not continue to rely on their own trading platforms or traditional methods instead of using our trading platforms.
Although we have established and maintain significant long-term relationships with our key dealer clients, we cannot assure you that all of these relationships will continue or will not diminish. In addition, it is possible that the pre-IPO Bank Stockholders and their affiliates may reduce their use of our trading platforms or their engagement with us in the future due to reductions in the level of their equity ownership following the completion of the IPO or this or any future offering. Any reduction in the use of our trading platforms by our key dealer clients, including certain of the pre-IPO Bank Stockholders and their affiliates, for any reason, and any associated decrease in the pool of capital and liquidity accessible across our marketplaces, could reduce the volume of trading on our platforms, which could, in turn, reduce the use of our platforms by their counterparty clients. In addition, any decrease in the number of dealer clients competing for trades on our trading platforms, could cause our dealer clients to forego use of our platforms and instead use platforms that provide access to more competitive trading environments and prices. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
We do not have long-term contractual arrangements with most of our liquidity taking clients, and our trading volumes and revenues could be reduced if these clients stop using our platforms and solutions.
Our business largely depends on certain of our liquidity taking clients to initiate inquiries on our trading platforms. A limited number of such clients can account for a significant portion of our trading volumes, which in turn, results in a significant portion of our transaction fees. Most of our liquidity taking clients do not have long-term contractual arrangements with us and utilize our platforms and solutions on a transaction-by-transaction basis and may choose not to use our platforms at any time. These clients buy and sell a variety of products within various asset classes using traditional methods, including by telephone, e-mail and instant messaging, and through other trading platforms. Any significant loss of these clients or a significant reduction in their use of our platforms and solutions could have a material negative impact on our trading volumes and revenues, and materially adversely affect our business, financial condition and results of operations.
Our business could be harmed if we are unable to maintain and grow the capacity of our trading platforms, systems and infrastructure.
Our success depends on our clients’ confidence in our ability to provide reliable, secure, real-time access to our trading platforms. If our trading platforms cannot cope, or expand to cope, with demand, or otherwise fail to perform, we could experience disruptions in service, slow delivery times and insufficient capacity. These consequences could result in our clients deciding to stop using or to reduce their use of our trading platforms, either of which would have a material adverse effect on our business, financial condition and results of operations.
We will need to continually improve and upgrade our trading platforms, systems and infrastructure to accommodate increases in trading volumes, trading practices of new and existing clients, irregular or heavy use of our trading platforms, especially during peak trading times or at times of increased market volatility, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary solutions. The maintenance and expansion of our trading platforms, systems and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. As our operations grow in both size and scope, these resources will typically need to be committed well in advance of any potential increase in trading volumes. We cannot assure you that our estimates of future trading volumes will be accurate or that our systems will always be able to accommodate actual trading volumes without failure or degradation of performance, especially during periods of abnormally high volumes. If we do not successfully adapt our existing trading platforms, systems and infrastructure to the requirements of our clients or to emerging industry standards, or if our trading platforms otherwise fail to accommodate trading volumes, our business, financial condition and results of operations could be materially adversely affected.
If we experience design defects, errors, failures or delays with our platforms or solutions, our business could suffer serious harm.
Despite testing, our platforms and solutions may contain design defects and errors or fail when first introduced or when major new updates or enhancements are released. In our development of new platforms, platform features and solutions or updates and enhancements to our existing platforms and solutions, we may make a design error that causes the platform or solution to fail or operate incorrectly or less effectively. Many of our solutions also rely on data and services provided by third-party providers over which we have no or limited control and may be provided to us with defects, errors or failures. Our clients may also use our platforms and solutions together with their own software, data or products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. In addition, we could experience delays while developing and introducing new or enhanced platforms, platform features and solutions, primarily due to difficulties in technology development, obtaining any applicable regulatory approval, licensing data inputs or adapting to new operating environments.
If design defects, errors or failures are discovered in our current or future platforms or solutions, we may not be able to correct or work around them in a cost-effective or timely manner or at all. The existence of design defects, errors, failures or delays that are significant, or are perceived to be significant, could also

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 result in rejection or delay in market acceptance of our platforms or solutions, damage to our reputation, loss of clients and related revenues, diversion of resources, product liability claims, regulatory actions or increases in costs, any of which could materially adversely affect our business, financial condition or results of operations.
Systems failures, interruptions, delays in service, catastrophic events and resulting interruptions in the availability of our platforms or solutions could materially harm our business and reputation.
Our business depends on the efficient and uninterrupted operation of our systems, networks and infrastructure, in particular those that power our platforms and solutions. From time to time, we have experienced, and we cannot assure you that we, or our third-party providers, will not experience, systems failures, delays in service or business interruptions. Our systems, networks, infrastructure and other operations, in particular our platforms and solutions, are vulnerable to impact or interruption from a wide variety of causes, including: irregular or heavy use of our trading platforms and related solutions during peak trading times or at times of increased market volatility; power, internet or telecommunications failures; hardware failures or software errors; human error, acts of vandalism or sabotage; catastrophic events, such as natural disasters, extreme weather events or acts of war or terrorism; malicious cyberattacks or cyber incidents, such as unauthorized access, ransomware, loss or destruction of data, computer viruses or other malicious code; and the loss or failure of systems over which we have no control, such as loss of support services from critical third-party providers. In addition, we may also face significant increases in our use of power and data storage and may experience a shortage of capacity and/or increased costs associated with such usage.
Any failure of, or significant interruption, delay or disruption to, or security breaches affecting, our systems, networks or infrastructure could result in: disruption to our operations, including disruptions in service to our clients; slower response times; distribution of untimely or inaccurate market data to clients who rely on this data for their trades; delays in trade execution; incomplete or inaccurate accounting, recording or processing of trades; significant expense to repair, replace or remediate systems, networks or infrastructure; financial losses and liabilities to clients; loss of clients; or legal or regulatory claims, proceedings, penalties or fines. Any system failure or significant interruption, delay or disruption in our operations, or decreases in the responsiveness of our platforms and solutions, could materially harm our reputation and business and lead our clients to decrease or cease their use of our platforms and solutions, particularly our trading platforms.
We internally support and maintain many of our systems and networks, including those underlying our trading platforms; however, we may not have sufficient personnel to properly respond to all systems, networks or infrastructure problems. Our failure to monitor or maintain our systems, networks and infrastructure, including those maintained or supported by our third-party providers, or to find a replacement for defective or obsolete components within our systems, networks and infrastructure in a timely and cost-effective manner when necessary, would have a material adverse effect on our business, financial condition and results of operations. While we generally have disaster recovery and business continuity plans that utilize industry standards and best practices for much of our business, including redundant systems, networks, computer software and hardware and data centers to address interruption to our normal course of business, our systems, networks and infrastructure may not always be fully redundant and our disaster recovery and business continuity plans may not always be sufficient or effective. Similarly, although some contracts with our third-party providers, such as our hosting facility providers, require adequate disaster recovery or business continuity capabilities, we cannot be certain that these will be adequate or implemented properly. Our disaster recovery and business continuity plans are heavily reliant on the availability of the internet and mobile phone technology, so any disruption of those systems would likely affect our ability to recover promptly from a crisis situation. If we are unable to execute our disaster recovery and business continuity plans, or if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.
In addition, high-profile system failures in the electronic financial services industry, whether or not involving us directly, could negatively impact our business. In recent years, U.S. and foreign regulators have imposed new requirements on operations such as ours that have been costly for us to implement and that

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 could result in a decrease in the use of our platforms and demand for some of our solutions or result in regulatory investigations, fines and penalties. For example, the SEC’s Regulation Systems Compliance and Integrity and the system safeguards regulations of the Commodity Futures Trading Commission (“CFTC”) subject portions of our trading platforms and other technological systems related to our swap execution facilities (“SEFs”) to more extensive regulation and oversight. Ensuring our compliance with these regulations requires significant ongoing costs and there can be no assurance that government regulators will not impose additional costly obligations on us in the future. If system failures in the industry continue to occur, it is possible that confidence in the electronic financial services industry could diminish, leading to materially decreased trading volumes and revenues.
Actual or perceived security vulnerabilities in our systems, networks and infrastructure, breaches of security controls, unauthorized access to confidential information or cyber-attacks could harm our business, reputation and results of operations.
Our business relies on technology and automation to perform significant functions within our firm. Because of our reliance on technology, we are susceptible to various cyber-threats to our systems, networks and infrastructure, in particular those that power our platforms and solutions. Similar to other financial services companies that provide services online, we have experienced, and likely will continue to experience, cyber-threats, cyber-attacks and attempted security breaches. Cyber-threats and cyber-attacks vary in technique and sources, are persistent, frequently change and increasingly are more sophisticated, targeted and difficult to detect and prevent against. These threats and attacks may come from external sources such as governments, crime organizations, hackers and other third parties or may originate internally from an employee or a third-party provider, and can include unauthorized attempts to access, disable, improperly modify or degrade our information, systems, networks and infrastructure or the introduction of computer viruses and other malicious codes and fraudulent “phishing” emails that seek to misappropriate data and information or install malware onto users’ computers. We carry what we believe are sufficient levels of cyber insurance. However, if one or more cyber-attacks occur, it could jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our systems and networks, or cause interruptions, significant delays, failures or malfunctions in our systems, networks, infrastructure and other operations, in particular our platforms and solutions, which could result in reputational damage, financial losses, client dissatisfaction and/or regulatory fines and penalties, which may not in all cases be covered by insurance.
While we have dedicated personnel who are responsible for maintaining our cybersecurity program and training our employees on cybersecurity, and while we utilize third-party technology product and services to help identify, protect and remediate our systems, networks and infrastructure, our defensive measures and security controls may not be adequate or effective to prevent, identify or mitigate cyber-attacks or security breaches. We are also dependent on security measures, if any, that our third-party providers and clients take to protect their own systems, networks and infrastructures. Because techniques used to obtain unauthorized access to, or to sabotage, systems, networks and infrastructures change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate defensive measures or security controls. Additionally, we may be required in the future to incur significant costs to continue to minimize, mitigate against or alleviate the effects of cyber-attacks, security breaches or other security vulnerabilities and to protect against damage caused by cyber-attacks, security breaches or other disruptions that may occur.
There have been an increasing number of cyber-attacks in recent years in various industries, including ours, and cybersecurity risk management has been the subject of increasing focus by U.S. and foreign regulators. As a result, we may be required to devote significant additional financial, operational and technical resources to modify and enhance our defensive measures and security controls and to identify and remediate any security vulnerabilities. In addition, any adverse regulatory actions that may result from a cybersecurity incident or a finding that we have inadequate defensive measures and security controls, could result in reputational harm.
Although we have not been a victim of a cyber-attack or other cybersecurity incident that has had a material impact on our operations or financial condition, we have from time to time experienced cybersecurity incidents, including attempted distributed denial of service attacks, malware infections,

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 phishing and other information technology incidents that are typical for an electronic financial services company of our size. If an actual, threatened or perceived cyber-attack or breach of our security occurs, our clients could lose confidence in our platforms and solutions, security measures and reliability, which would materially harm our ability to retain existing clients and gain new clients. As a result of any such attack or breach, we may be required to expend significant resources to repair system, network or infrastructure damage and to protect against the threat of future cyber-attacks or security breaches. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines.
We rely on third parties to perform certain key functions, and their failure to perform those functions could result in the interruption of our operations and systems and could result in significant costs and reputational damage to us.
We rely on a number of third parties to supply, support and maintain critical elements of our operations, including our trading, information, technology and other systems. In addition, we depend on third parties, such as telephone companies, online service providers, hosting services and software and hardware vendors, for various computer and communications systems, such as our data centers, telecommunications access lines and certain computer software and hardware. Our clients also depend on third-party middleware and clearinghouses for clearing and settlement of certain trades on our trading platforms, which could impact our trading platforms.
We cannot assure you that any of these third-party providers will be able or willing to continue to provide these products and services in an efficient, cost-effective or timely manner, or at all, or that they will be able to adequately expand their services to meet our needs. In particular, like us, third-party providers are vulnerable to operational and technological disruptions, and we may have limited remedies against these third parties in the event of product or service disruptions. In addition, we have little control over third-party providers, which increases our vulnerability to errors, failures, interruptions or disruptions or problems with their products or services. Further, the priorities and objectives of third-party providers may differ from ours, which may make us vulnerable to terminations of, or adverse changes to, our arrangements with such providers, and there can be no assurance that we will be able to maintain good relationships or the same terms with such providers. If an existing third-party provider is unable or unwilling to provide a critical product or service, and we are unable to make alternative arrangements for the supply of such product or service on commercially reasonable terms or a timely basis, or at all, our business, financial condition and results of operations could be materially adversely affected.
Further, we also face risks that providers may perform work that deviates from our standards. Moreover, our existing third-party arrangements may bind us for a period of time to terms that become uncompetitive or technology and systems that become obsolete. If we do not obtain the expected benefits from our relationships with third-party providers, we may be less competitive, which could have a material adverse effect on our business, financial condition and results of operations. In the future, if we choose to transition a function previously managed by us to a third party, we may spend significant financial and operational resources and experience delays in completing such transition, and may never realize any of the anticipated benefits of such transition.
We are dependent on third parties for our pre- and post-trade data, analytics and reporting solutions.
The success of our trading platforms depends in part on our pre- and post-trade data, analytics and reporting solutions. We depend upon data and information services from external sources, including data received from certain competitors, clients, self-regulatory organizations and other third-party data providers for information used on our platforms and by our solutions, including our data, analytical tools and other pre- and post-trade services. In particular, we depend on Refinitiv to source certain reference data for products that trade on our platforms. Our data sources and information providers could increase the price for or withdraw their data or information services for a variety of reasons. For example, our clients, the majority of which are not subject to long-term contractual arrangements or purchase commitments, may stop using or reduce their use of our trading platforms at any time, which would decrease our volume of trade data and may diminish the competitiveness of our market data offerings. In addition, data sources or information providers may enter into exclusive contracts with other third parties, including our competitors,

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 which could preclude us from receiving certain data or information services from these providers or restrict our use of such data or information services, which may give our competitors an advantage. Further, our competitors could revise the current terms on which they provide us with data or information services or could cease providing us with data or information services altogether for a variety of reasons, including competition.
If a substantial number of our key data sources and information providers withdraw or are unable to provide us with their data or information services, or if a substantial number of clients no longer trade on our platforms or use our solutions, and we are unable to suitably replace such data sources or information services, or if the collection of data or information becomes uneconomical, our ability to offer our pre- and post-trade data, analytics tools and reporting solutions could be adversely impacted. If any of these factors negatively impact our ability to provide these data-based solutions to our clients, our competitive position could be materially harmed, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, pursuant to a market data license agreement, Refinitiv currently distributes a significant portion of our market data. The cancellation of, or any adverse change to, our arrangement with Refinitiv or the inability of Refinitiv to effectively distribute our data may materially harm our business and competitive position.
We are dependent upon trading counterparties and clearinghouses to perform their obligations.
Our business consists of providing consistent two-sided liquidity to market participants across numerous geographies, asset classes and products. In addition, in the normal course of our business we, as an agent, execute transactions with, and on behalf of, other brokers and dealers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk — Credit Risk.” In the event of a systemic market event resulting from large price movements or otherwise, certain market participants may not be able to meet their obligations to their trading counterparties, who, in turn, may not be able to meet their obligations to their other trading counterparties, which could lead to major defaults by one or more market participants. Many trades in the securities markets, and an increasing number of trades in the over-the-counter derivatives markets, are cleared through central counterparties. These central counterparties assume and specialize in managing counterparty performance risk relating to such trades. However, even when trades are cleared in this manner, there can be no assurance that a clearinghouse’s risk management methodology will be adequate to manage one or more defaults. Given the counterparty performance risk that is concentrated in central clearing parties, any failure by a clearinghouse to properly manage a default could lead to a systemic market failure. If trading counterparties do not meet their obligations, including to us, or if any central clearing parties fail to properly manage defaults by market participants, we could suffer a material adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to conduct our business may be materially adversely impacted by unforeseen or catastrophic events. In addition, our U.S. and European operations are heavily concentrated in particular areas and may be adversely affected by events in those areas.
We may incur losses as a result of unforeseen or catastrophic events, including fire, natural disasters, extreme weather events, power loss, telecommunications failure, software or hardware malfunctions, theft, cyber-attacks, war or terrorist attacks. In addition, employee misconduct or error could expose us to significant liability, losses, regulatory sanctions and reputational harm. Misconduct or error by employees could include improperly using confidential information or engaging in improper or unauthorized activities or transactions. These unforeseen or catastrophic events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. Certain of these events also pose significant risks to our employees and our physical facilities and operations around the world, whether the facilities are ours or those of our third-party providers or clients. If our systems, networks or infrastructure were to fail or be negatively impacted as a result of an unforeseen or catastrophic event, our business functions could be interrupted, our ability to make our platforms and solutions available to our clients could be impaired and we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after an unforeseen or catastrophic event, and successfully execute on those plans should such an event occur, our business, financial condition, results of operations and reputation could be materially harmed.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
In addition, our U.S. operations are heavily concentrated in the New York metro area and our European operations are heavily concentrated in London. Any event that affects either of those geographic areas could affect our ability to operate our business. For example, as discussed below, Brexit is expected to have a material impact on our European operations.
If we fail to maintain our current level of business or execute our growth plan, our business, financial condition and results of operations may be materially harmed.
We have experienced significant growth in our operations over the years, including, in part, as a result of favorable industry and market trends, such as the increased electronification of markets, growing global markets and evolving regulatory requirements. However, we cannot assure you that our operations will continue to grow at a similar rate, if at all, or that we will continue to benefit from such favorable industry and market trends. In particular, we cannot assure you that the growth of electronic means of trading will continue at the levels expected or at all. Our future financial performance depends in large part on our ability to successfully execute our growth plan. To effectively manage the expected growth of our operations, we will need to continue to improve our operational, financial and management processes and systems.
The success of our growth plan depends, in part, on our ability to implement our business strategies. In particular, our growth depends on our ability to maintain and expand our network by attracting new clients, increasing the use of our platforms and solutions by existing clients and by integrating them across geographies and a wide range of asset classes, products, trade types and trade sizes within our marketplaces. Our growth also depends on, among other things, our ability to increase our market share, add new products, enhance our existing platforms and solutions, develop new offerings that address client demand and market trends and stay abreast of changing market conditions and regulatory requirements. Our growth may also be dependent on our ability to further diversify our revenue base. We currently derive approximately 56% of our gross revenue from our Rates asset class. Our long-term growth plan includes expanding our asset classes, including the number of products we offer across those asset classes, by investing in our development efforts and increasing our revenues by growing our market share in our existing markets and entering into new markets. Although our long-term growth plan includes entering into new asset classes, we may not enter into new asset classes in the near term. We cannot assure you that we will be able to successfully execute our growth plan, implement our business strategies or be able to maintain or improve our current level of business, and we may decide to alter or discontinue certain aspects of our growth plan at any time.
Execution of our growth plan entails significant risks and may be impacted by factors outside of our control, including competition, general economic, political and market conditions and industry, legal and regulatory changes. Failure to manage our growth effectively could result in our costs increasing at a faster rate than our revenues and distracting management from our core business and operations. For example, we may incur substantial development, sales and marketing expenses and expend significant management effort to create a new platform, platform feature or solution, and the period before such platform, platform feature or solution is successfully developed, introduced and/or adopted may extend over many months or years, if ever. Even after incurring these costs, such platform, platform feature or solution may not achieve market acceptance.
It is possible that our entry into new markets will not be successful, and potential new markets may not develop quickly or at all.
Our long-term growth plan includes expanding our operations by entering into new markets, including new asset classes, products and geographies, including markets where we have little or no operating experience. We may have difficulties identifying and entering into new markets due to established competitors, lack of recognition of our brand and lack of acceptance of our platforms and solutions, as has occurred with certain of our initiatives in the past.
Expansion, particularly in new geographic markets, may require substantial expenditures and take considerable time. In particular, we may need to make additional investments in management and new personnel, infrastructure and compliance systems. Furthermore, our expansion efforts may divert management’s attention or inefficiently utilize our resources. If we are not able to manage our expansion

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 effectively, our expansion costs could increase at a faster rate than our revenues from these new markets. If we cannot successfully implement the necessary processes to support and manage our expansion, our business, financial condition and results of operations may suffer.
We cannot assure you that we will be able to successfully adapt our platforms, solutions and technologies for use in any new markets. Even if we do adapt our products, services and technologies, we cannot assure you that we will be able to attract clients to our platforms and solutions and compete successfully in any such new markets.
These and other factors have led us to scale back our expansion efforts into new markets in the past, and there can be no assurance that we will not experience similar difficulties in the future. For example, following the 2008 financial crisis, we did not continue to actively invest in our operations in Asia, following our entry into that market in 2004. There can be no assurance that we will be able to successfully maintain or grow our operations abroad.
It is possible that our entry into new markets will not be successful, and potential new markets may not develop quickly or at all. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a material decrease in the market value of our Class A common stock.
Our business, financial condition and results of operations may be materially adversely affected by risks associated with our international operations.
We have operations in the United States, China, Japan, Hong Kong, Singapore and the United Kingdom, and recently expanded our international operations to the Netherlands, where we obtained necessary regulatory approvals. We may further expand our international operations in the future. We have invested significant resources in our international operations and expect to continue to do so in the future. However, there are certain risks inherent in doing business in international markets, particularly in the financial services industry, which is heavily regulated in many jurisdictions. These risks include:
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local economic, political and social conditions, including the possibility of economic slowdowns, hyperinflationary conditions, political instability or social unrest;

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differing legal and regulatory requirements, and the possibility that any required approvals may impose restrictions on the operation of our business;

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changes in laws, government policies and regulations, or in how provisions are interpreted or administered and how we are supervised;

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the inability to manage and coordinate the various legal and regulatory requirements of multiple jurisdictions that are constantly evolving and subject to change;

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varying tax regimes, including with respect to imposition or increase of taxes on financial transactions or withholding and other taxes on remittances and other payments by subsidiaries;

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actual or threatened trade war, including between the United States and China, or other governmental action related to tariffs, international trade agreements or trade policies;

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currency exchange rate fluctuations, changes in currency policies or practices and restrictions on currency conversion;

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limitations or restrictions on the repatriation or other transfer of funds;

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potential difficulties in protecting intellectual property;

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the inability to enforce agreements, collect payments or seek recourse under or comply with differing commercial laws;

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managing the potential conflicts between locally accepted business practices and our obligations to comply with laws and regulations, including anti-corruption and anti-money laundering laws and regulations;

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compliance with economic sanctions laws and regulations;

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difficulties in staffing and managing foreign operations;

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
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increased costs and difficulties in developing and managing our global operations and our technological infrastructure; and

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seasonal reductions in business activity.

Our overall success depends, in part, on our ability to anticipate and effectively manage these risks and there can be no assurance that we will be able to do so without incurring unexpected or increased costs. If we are not able to manage the risks related to our international operations, our business, financial condition and results of operations may be materially adversely affected. In certain regions, the degree of these risks may be higher due to more volatile economic, political or social conditions, less developed and predictable legal and regulatory regimes and increased potential for various types of adverse governmental action.
The United Kingdom’s exit from the European Union could have a material adverse effect on our business, financial condition and results of operations.
In March 2017, the United Kingdom government invoked article 50 of the Lisbon Treaty and officially notified the European Union of its decision to withdraw from the European Union. This formally initiated the process of negotiations with the European Union regarding the terms of the United Kingdom’s withdrawal and the framework of the future relationship between the United Kingdom and the European Union (the “article 50 withdrawal agreement”). The United Kingdom is currently scheduled to exit the European Union on October 31, 2019 (the “exit date”). As part of the negotiations with the European Union, a transitional period has been agreed in principle which would extend the application of European Union law, and provide for continuing access to the European Union market, until the end of 2020. However, it remains uncertain whether the article 50 withdrawal agreement will be finalized and ratified by the United Kingdom and the European Union ahead of the exit date. The resignation of Theresa May and election of Boris Johnson as UK Prime Minister has further increased this uncertainty, since the UK’s position on Brexit will depend significantly upon the policies and political decisions of the administration under the new premiership, and Prime Minister Johnson has emphasized a commitment to complete the UK’s departure by October 31, 2019, with or without any transitional agreement in place. If it is not ratified, European Union law will cease to apply to the United Kingdom from that date and the United Kingdom will leave the European Union as a “third country” without the benefit of any transitional arrangements. While continuing to negotiate the article 50 withdrawal agreement, the United Kingdom government has commenced preparations for a “hard” Brexit or “no-deal” Brexit to minimize the risks for firms and businesses associated with an exit with no transitional agreement. However, the “no deal” scenario has been recognized by policy makers in the United Kingdom and the European Union as likely to cause significant market and economic disruption. There are also ongoing political discussions around Brexit, including discussions on a second referendum and providing more time for the United Kingdom and the European Union to finalize negotiations on and ratify the article 50 withdrawal agreement.
Brexit, together with the protracted negotiations around the terms of the withdrawal, could significantly impact the business environment in which we and our clients operate, increase the cost of conducting business in both the European Union and the United Kingdom, impair or prohibit access to European Union clients, affect market liquidity and introduce significant new uncertainties with respect to the legal and regulatory requirements to which we and our clients are subject. In particular, Brexit is expected to significantly affect the fiscal, monetary and regulatory landscape in both the United Kingdom and the European Union, and may have a material impact on their respective economies. It is unclear how Brexit will affect liquidity in our marketplaces.
Significantly, the effects of Brexit on our business will depend on any agreements the United Kingdom makes to retain access to the European Union single market. Discussions between the United Kingdom and the European Union regarding a transitional period following Brexit contemplate a temporary continuation of the existing passporting rights that allow financial services firms to operate throughout the European Union. However, it is not possible to predict with any certainty whether the United Kingdom and the European Union will be able to agree on a transitional period, which laws and policies will apply during any such transitional period, whether we or our clients would be able to rely on the existing passporting regime during a transitional period or the length of such period. In the event of no agreement on a transitional period, regulated financial services firms and trading venues based in the United Kingdom will lose such passporting rights. This potential loss of passporting rights will affect us and many of our clients. For us, it

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 means our UK authorized subsidiary will no longer be able to provide services to EU clients other than in limited circumstances. As a result of the uncertainty related to Brexit, we established a new regulated subsidiary in the Netherlands that has started to serve clients in the European Union, and for which we have incurred, and expect to continue to incur, increased regulatory and operational costs. These costs result from having established a new regulated subsidiary in the European Union and the management of a client and employee base that is less centralized in London.
Brexit may also lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. Accordingly, the cost and complexity of operating across increasingly divergent regulatory regimes could increase following Brexit, which could have a material adverse effect on our business, financial condition, and results of operations.
Further, although we have an international client base, we could also be materially adversely affected by reduced growth in the United Kingdom economy and increased volatility in the rate of exchange of the pound sterling.
Fluctuations in foreign currency exchange rates may adversely affect our financial results.
Since we operate in several different countries outside the United States, most notably the UK, Japan and Hong Kong, significant portions of our revenues, expenses, assets and liabilities are denominated in non-U.S. dollar currencies, most notably the pound sterling, euros, Japanese Yen and Hong Kong dollars. Because our consolidated financial statements are presented in U.S. dollars, we must translate non-U.S. dollar denominated revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Accordingly, increases or decreases in the value of the U.S. dollar against other currencies may affect our business, financial condition and results of operations. In recent years, external events, such as Brexit, the 2016 U.S. presidential election, uncertainty regarding actual and potential shifts in U.S. and foreign trade, economic and other policies, the passage of U.S. tax reform legislation and concerns over the interest rate environment (particularly with respect to short-term rates), have caused, and may continue to cause, significant volatility in currency exchange rates, especially among the U.S. dollar, the pound sterling and the euro.
While we engage in hedging activity to attempt to mitigate currency exchange rate risk, these hedging activities may not be effective, particularly in the event of inaccurate forecasts of the levels of our non-U.S. dollar denominated assets and liabilities. Accordingly, if there are adverse movements in exchange rates, we may suffer significant losses, which would materially adversely affect our financial condition and results of operations.
We may undertake acquisitions or divestitures, which may not be successful, and which could materially adversely affect our business, financial condition and results of operations.
From time to time, we may consider acquisitions, which may not be completed or, if completed, may not be ultimately beneficial to us. We have made several acquisitions in the past, including the purchase of the Hilliard Farber & Co. business in 2008, the Rafferty Capital Markets business in 2011, BondDesk in 2013 and CodeStreet in 2016. We also may consider potential divestitures of businesses from time to time. We routinely evaluate potential acquisition and divestiture candidates and engage in discussions and negotiations regarding potential acquisitions and divestitures on an ongoing basis; however, even if we execute a definitive agreement, there can be no assurance that we will consummate the transaction within the anticipated closing timeframe, or at all. Moreover, there is significant competition for acquisition and expansion opportunities in the electronic financial services industry.
Acquisitions involve numerous risks, including (i) failing to properly identify appropriate acquisition targets and to negotiate acceptable terms; (ii) incurring the time and expense associated with identifying and evaluating potential acquisition targets and negotiating potential transactions; (iii) diverting management’s attention from the operation of our existing business; (iv) using inaccurate estimates and judgments to evaluate credit, operations, funding, liquidity, business, management and market risks with respect to the acquisition target or assets; (v) litigation relating to an acquisition, particularly in the context of a publicly held acquisition target, that could require us to incur significant expenses, result in or delay or enjoin the transaction; (vi) failing to properly identify an acquisition target’s significant problems, liabilities or risks;

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
(vii) not receiving required regulatory approvals on the terms expected or such approvals being delayed or restrictively conditional; and (viii) failing to obtain financing on favorable terms, or at all. In addition, in connection with any acquisitions, we must comply with various antitrust requirements, and it is possible that perceived or actual violations of these requirements could give rise to litigation or regulatory enforcement action or result in us not receiving the necessary approvals to complete a desired acquisition.
Furthermore, even if we complete an acquisition, the anticipated benefits from such acquisition may not be achieved unless the operations of the acquired business, platform or technology are integrated in an efficient, cost-effective and timely manner. The integration of any acquisition includes numerous risks, including an acquired business not performing to our expectations, our not integrating it appropriately and failing to realize anticipated synergies and cost savings as a result, and difficulties, inefficiencies or cost overruns in integrating and assimilating the organizational cultures, operations, technologies, data, products and services of the acquired business with ours. The integration of any acquisition will require substantial attention from management and operating personnel to ensure that the acquisition does not disrupt any existing operations, or affect our reputation or our clients’ opinions and perceptions of our platforms and solutions. We may spend time and resources on acquisitions that do not ultimately increase our profitability or that cause loss of, or harm to, relationships with key employees, clients, third-party providers or other business partners.
Divestitures also involve numerous risks, including: (i) failing to properly identify appropriate assets or businesses for divestiture and buyers; (ii) inability to negotiate favorable terms for the divestiture of such assets or businesses; (iii) incurring the time and expense associated with identifying and evaluating potential divestitures and negotiating potential transactions; (iv) management’s attention being diverted from the operation of our existing business, including to provide on-going services to the divested business; (v) encountering difficulties in the separation of operations, platforms, solutions or personnel; (vi) retaining future liabilities as a result of contractual indemnity obligations; and (vii) loss of, or damage to our relationships with, any of our key employees, clients, third-party providers or other business partners.
We cannot readily predict the timing or size of any future acquisition or divestiture, and there can be no assurance that we will realize any anticipated benefits from any such acquisition or divestiture. If we do not realize any such anticipated benefits, our business, financial condition and results of operations could be materially adversely affected.
If we enter into strategic alliances, partnerships or joint ventures, we may not realize the anticipated strategic goals for any such transactions.
From time to time, we may enter into strategic alliances, partnerships or joint ventures as a means to accelerate our entry into new markets, provide new solutions or enhance our existing capabilities. Entering into strategic alliances, partnerships and joint ventures entails risks, including: (i) difficulties in developing or expanding the business of newly formed alliances, partnerships and joint ventures; (ii) exercising influence over the activities of joint ventures in which we do not have a controlling interest; (iii) potential conflicts with or among our partners; (iv) the possibility that our partners could take action without our approval or prevent us from taking action; and (v) the possibility that our partners become bankrupt or otherwise lack the financial resources to meet their obligations.
In addition, there may be a long negotiation period before we enter into a strategic alliance, partnership or joint venture or a long preparation period before we commence providing trading venues and solutions and/or begin earning revenues pursuant to such arrangement. We typically incur significant business development expenses, and management’s attention may be diverted from the operation of our existing business, during the discussion and negotiation period with no guarantee of consummation of the proposed transaction. Even if we succeed in developing a strategic alliance, partnership or joint venture with a new partner, we may not be successful in maintaining the relationship, which may have a material adverse effect on our business, financial condition or results of operations.
We cannot assure you that we will be able to enter into strategic alliances, partnerships or joint ventures on terms that are favorable to us, or at all, or that any strategic alliance, partnership or joint venture we have entered into or may enter into will be successful. In particular, these arrangements may not

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 generate the expected number of new clients or increased trading volumes or revenues or other benefits we seek. Unsuccessful strategic alliances, partnerships or joint ventures could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.
Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors and, as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may negatively impact the price at which our Class A common stock trades. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:
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fluctuations in overall trading volumes or our market share for our key products;

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the addition or loss of clients;

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the unpredictability of the financial services industry;

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our ability to drive an increase in the use of our trading platforms by new and existing clients;

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the mix of products and volumes traded, changes in fee plans and average variable fees per million;

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the amount and timing of expenses, including those related to the maintenance and expansion of our business, operations and infrastructure;

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network or service outages, internet disruptions, the availability of our platforms, security breaches or perceived security breaches;

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general economic, political, industry and market conditions;

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changes in our business strategies and pricing policies (or those of our competitors);

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the timing and success of our entry into new markets or introductions of new or enhanced platforms or solutions by us or our competitors, including disruptive technology, or any other change in the competitive dynamics of our industry, including consolidation or new entrants among competitors, market participants or strategic alliances;

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the timing and success of any acquisitions, divestitures or strategic alliances;

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the timing of expenses related to the development or acquisition of platforms, solutions, technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and

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new, or changes to existing, regulations that limit or affect our platforms, solutions and technologies or which increase our regulatory compliance costs.

Failure to retain our existing senior management team or the inability to attract and retain qualified personnel could materially adversely impact our ability to operate or grow our business.
The success of our business depends upon the skills, experience and efforts of our executive officers, particularly Lee Olesky, our Chief Executive Officer, and Billy Hult, our President. The terms of Messrs. Olesky’s and Hult’s employment agreements with us do not require them to continue to work for us and allow them to terminate their employment at any time, subject to certain notice requirements and forfeiture of non-vested equity awards. Although we have invested in succession planning, the loss of key members of our senior management team could nevertheless have a material adverse effect on our business, financial condition and results of operations. Should we lose the services of any member of our senior management team, we would have to conduct a search for a qualified replacement. This search may be prolonged, and we may not be able to locate and hire a qualified replacement.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Our business also depends on our ability to continue to attract, motivate and retain a large number of highly qualified personnel in order to support our clients and achieve business results. There is a limited pool of employees who have the requisite skills, training and education. Identifying, recruiting, training, integrating and retaining qualified personnel requires significant time, expense and attention, and the market for qualified personnel, particularly those with experience in technology, clearing and settlement, product management and regulatory compliance, has become increasingly competitive as an increasing number of companies seek to enhance their positions in the markets we serve. In particular, we compete for technology personnel with highly innovative technology companies and large companies focused on technology development. Many of these companies have significant financial resources and recognized brands and are able to offer more attractive employment opportunities and more lucrative compensation packages. Our inability to attract, retain and motivate personnel with the requisite skills could impair our ability to develop new platforms, platform features or solutions, enhance our existing platforms and solutions, grow our client base, enter into new markets, operate under various regulatory frameworks or manage our business effectively.
Damage to our reputation or brand could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes client loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to, among other things, the quality and reliability of our platforms and solutions, the accuracy of our market data, our ability to maintain the security of our data and systems, networks and infrastructure and any impropriety, misconduct or fraudulent activity by any person formerly or currently associated with us.
Also, there has been a marked increase in the use of blogs, social media platforms and other forms of Internet-based communications that provide individuals with access to a broad audience of interested persons. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information may be posted on such sites and platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our business and reputation. The harm may be immediate without affording us an opportunity for redress or correction.
Ultimately, the risks associated with any negative publicity or actual, alleged or perceived issues regarding our business or any person formerly or currently associated with us cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.
We may not be able to adequately protect our intellectual property, which, in turn, could materially adversely affect our brand and our business.
Our success depends in part on our proprietary technology, processes, methodologies and information and on our ability to further build brand recognition using our tradenames and logos. We rely primarily on a combination of U.S. and foreign patent, copyright, trademark, service mark and trade secret laws and nondisclosure, license, assignment and confidentiality arrangements to establish, maintain and protect our proprietary rights as well as the intellectual property rights of third parties whose content, data, information and other materials we license. We can give no assurances that any such patents, copyrights, trademarks, service marks and other intellectual property rights will protect our business from competition or that any intellectual property rights applied for in the future will be issued. In addition, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our rights, and third parties may successfully challenge the validity and/or enforceability of our intellectual property rights. Furthermore, we cannot assure you that these protections will be adequate to prevent our competitors from independently developing logos, platforms, solutions or technologies that are substantially equivalent or superior to our logos, platforms, solutions or technologies.
The protection of our intellectual property may require the expenditure of financial and managerial resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and may result in the impairment or loss of portions of

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 our intellectual property. In addition, the laws of some countries in which we now or in the future provide our platforms and solutions may not protect intellectual property rights to the same extent as the laws of the United States. If our efforts to secure, protect and enforce our intellectual property rights are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business.
Third parties may claim that we are infringing or misappropriating their intellectual property rights, which could cause us to suffer competitive injury, expend significant resources defending against such claims or be prevented from offering our platforms and solutions.
Our competitors, as well as other companies and individuals, may have obtained, and may be expected to obtain in the future, intellectual property rights related to the types of platforms and solutions we currently provide or plan to provide. In particular, as the number of trading platforms increases and the functionality of these platforms and related solutions further overlaps, the possibility of intellectual property rights claims against us grows. We cannot assure you that we are or will be aware of all third-party intellectual property rights that may pose a risk of infringement or misappropriation to our platforms, solutions, technologies or the manner in which we operate our business.
We have in the past been, are currently, and may from time to time in the future become subject to legal proceedings and claims relating to the intellectual property rights of others. The costs of supporting legal and dispute resolution proceedings are considerable, and there can be no assurance that a favorable outcome will be obtained. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment. The terms of any settlement or judgment may require us to cease some or all of our operations, pay substantial amounts to the other party and/or seek a license to continue practices found to be in violation of third-party intellectual property rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license may not be available to us at all, and we may be required to develop alternative non-infringing platforms, solutions, technologies or practices or discontinue use of such platforms, solutions, technologies or practices. Any development efforts could require significant effort and expense and, as result, our business, results of operations and financial condition could be materially adversely affected.
Extensive regulation of our industry results in ongoing exposure to significant costs and penalties, enhanced oversight and restrictions and limitations on our ability to conduct and grow our business.
The financial services industry, including our business, is subject to extensive regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate. These regulators have broad powers to promulgate and interpret laws, rules and regulations that often serve to restrict or limit our business. The requirements imposed by these regulators are designed to safeguard the integrity of the financial markets and to protect public investors generally rather than the interests of our stockholders, and we could become subject to increased governmental and public scrutiny in the future in response to global conditions and events. The SEC, the CFTC, the Financial Industry Regulatory Authority, Inc. (“FINRA”), the National Futures Association (“NFA”) and other authorities extensively regulate the U.S. financial services industry, including most of our operations in the United States. Much of our international operations are subject to similar regulations in their respective jurisdictions, including regulations overseen by the Financial Conduct Authority (“FCA”) in the United Kingdom, De Nederlandsche Bank (“DNB”), the Netherlands Authority for the Financial Markets (“AFM”), the Monetary Authority of Singapore, the Hong Kong Securities and Futures Commission, the Investment Industry Regulatory Organization of Canada and provincial regulators in Canada, the Japanese Financial Services Agency, the Japan Securities Dealers Association and the Australian Securities and Investment Commission.
Most aspects of our business, and in particular our broker-dealer, SEF and introducing broker subsidiaries, are subject to laws, rules and regulations that cover all aspects of our business, including manner of operation, system integrity, anti-money laundering and financial crimes, handling of material non-public information, safeguarding data, capital requirements, reporting, record retention, market access, licensing of employees and the conduct of officers, employees and other associated persons. See “Business — Regulation,” for a further description of the laws, rules and regulations that materially impact

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 our business. There can be no assurance that we and/or our directors, officers and employees will be able to fully comply with these laws, rules and regulations. Any failure to comply with such legal and regulatory requirements could subject us to increased costs, fines, penalties or other sanctions, including suspensions of, or prohibitions on, certain of our activities, revocations of certain of our licenses or registrations, such as our membership in FINRA or our registration as a broker-dealer, or suspension of personnel.
Certain of our subsidiaries are subject to net capital and similar financial resource requirements. For example, our SEF subsidiaries are required to maintain sufficient financial resources to cover operating costs for at least one year. These net capital and related requirements may restrict our ability to withdraw capital from our regulated subsidiaries in certain circumstances, including through the payment of dividends, the redemption of stock or the making of unsecured advances or loans.
Some of our subsidiaries are subject to regulations, including under FINRA, the FCA and the DNB, regarding changes in control of their ownership or organizational structure as defined by the applicable regulatory body. These regulations generally provide that prior regulatory approval must be obtained in connection with any transaction resulting in a change in control or organizational structure of the subsidiary, such as changes in direct and indirect ownership or changes in the composition of the board of directors or similar body or the appointment of new officers, and, may include similar changes that occur at Tradeweb Markets Inc. or any of its stockholders that may be deemed to hold a controlling interest as defined by the applicable regulatory body. As a result of these regulations, our future efforts to sell shares or raise additional capital, or to make changes to our organizational structure, may be delayed or prohibited in circumstances in which such a transaction would give rise to a change in control or organizational structure as defined by the applicable regulatory body.
Our ability to operate our trading platforms or offer our solutions in a particular jurisdiction is dependent on continued registration or authorization in that jurisdiction (or the maintenance of a valid exemption from such registration or authorization). In addition, regulatory approval may be required to expand certain of our operations and activities, and we may not be able to obtain the necessary regulatory approvals on a timely or cost-effective basis, or at all. Even if regulatory approvals are obtained, they may limit or impose restrictions on our operations and activities, and we may not be able to continue to comply with the terms of such approvals.
We incur significant costs, and will continue to devote significant financial and operational resources, to develop, implement and maintain policies, systems and processes to comply with our evolving legal and regulatory requirements. Future laws, rules and regulations, or adverse changes to, or more stringent enforcement of, existing laws, rules and regulations, could increase these costs and expose us to significant liabilities.
Our regulators generally require strict compliance with their laws, rules and regulations, and may investigate and enforce compliance and punish non-compliance. Many of our regulators, as well as other governmental authorities, are empowered to bring enforcement actions and to conduct administrative proceedings, examinations, inspections and investigations, which may result in increased compliance costs, penalties, fines, enhanced oversight, increased financial and capital requirements, additional restrictions or limitations, censure, suspension or other sanction, such as disgorgement, restitution or the revocation of regulatory approvals. The risks associated with such actions may be difficult to assess or quantify.
In the normal course of our business, we have been, and expect in the future to continue to be, a party to various legal and regulatory proceedings related to compliance with applicable laws, rules and regulations, including audits, examinations and investigations of our operations and activities. Legal and regulatory actions, from subpoenas and other requests for information to potential criminal investigations, may divert management’s attention, cause us to incur significant expenses, including fees for legal representation and costs for remediation efforts, and result in fines, penalties or other sanctions. We may also be required to change or cease aspects of our operations or activities if a legal or regulatory authority determines that we have failed to comply with any laws, rules or regulations applicable to our business and/or otherwise determines to prohibit any of our operations or activities or revoke any of our approvals. In addition, regardless of the outcome, such actions may result in substantial costs and negative publicity, which may damage our reputation and impair our ability to attract and retain clients.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Firms in the financial services industry have experienced increased scrutiny in recent years, and penalties, fines and other sanctions sought by governmental and regulatory authorities, including the SEC, the CFTC, the Department of Justice, state securities administrators and state attorneys general in the United States, the FCA in the United Kingdom and other foreign regulators, have increased accordingly. This trend toward a heightened regulatory oversight and enforcement environment is expected to continue for the foreseeable future, and may create uncertainty and may increase our exposure to scrutiny of our operations and activities, significant penalties and liability and negative publicity.
Our business, and the businesses of many of our clients, could be materially adversely affected by new laws, rules or regulations or changes in existing laws, rules or regulations, including the interpretation and enforcement thereof.
Our business, and the business of many of our clients, is subject to extensive regulation. Governmental and regulatory authorities periodically review legislative and regulatory policies and initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, laws, rules and regulations at any time. Any such changes in laws, rules or regulations or in governmental policies could create additional regulatory exposure for our business, cause us to incur significant additional costs, require us to change or cease aspects of our business or restrict or limit our ability to grow our business, any of which could have a material adverse effect on our business, financial condition or results of operations. There have been in the past, and could be in the future, significant technological, operational and compliance costs associated with the obligations that derive from compliance with evolving laws, rules and regulations.
Changes in legislation and in the rules and regulations promulgated by domestic and foreign regulators, and how they are applied, often directly affect the method of operation and profitability of dealers and other financial services intermediaries, including our dealer clients, and could result in restrictions in the way we and our clients conduct business. For example, various rules promulgated since the financial crisis, including under the Dodd-Frank Act, could adversely affect our dealer clients’ ability to make markets in a variety of products, thereby negatively impacting the level of liquidity and pricing available on our trading platforms. Our business and that of our clients could also be affected by the monetary policies adopted by the Federal Reserve and foreign central banking authorities, which may affect the credit quality of our clients or increase the cost for our clients to trade certain instruments on our trading platforms. In addition, such changes in monetary policy may directly impact our cost of funds for financing and investment activities and may impact the value of any financial instruments we hold.
Furthermore, many of the underlying markets in which we facilitate trading, and in which our clients trade, are subject to regulation. For example, trading in interest rate swaps has been subject to extensive regulation in the past, and any future regulation could lead to a decline in trading in these markets, which could have a negative impact on our trading volumes and, as a result, our revenues.
In addition, regulatory bodies in Europe have recently developed new rules and regulations targeted at the financial services industry, including MiFID II and the Markets in Financial Instruments Regulation (“MiFIR”), which were implemented in January 2018 and which introduced significant changes to the EU financial markets designed to facilitate more efficient markets and greater transparency for participants. MiFID II and MiFIR may have an adverse effect on our operations and our ability to offer our trading platforms and related solutions in a manner that can successfully compete against other methods of trading and related solutions. Additionally, most of the world’s major economies have introduced and continue to introduce regulations implementing Basel III, a global regulatory standard on bank capital adequacy, stress testing and market liquidity risk. The continued implementation of these and other bank capital standards could restrict the ability of our large bank and dealer customers to raise additional capital or use existing capital for trading purposes, which might cause them to trade less on our trading platforms and diminish transaction velocity. In addition, as regulations are introduced which affect our prudential obligations, the regulatory capital requirements imposed on certain of our subsidiaries may change.
We believe that it remains premature to know conclusively how specific aspects of the regulatory developments described above may directly affect our business. We cannot predict whether additional changes to the laws, rules and regulations that govern our business and operations, including changes to their interpretation, implementation or enforcement, will occur in the future or the extent to which any such

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 changes will impact our business and operations. In addition, we cannot predict how current proposals that have not yet been finalized and/or that remain subject to ongoing debate will be implemented or in what form. We believe that uncertainty and potential delays around the final form of such new laws, rules and regulations may negatively impact our clients and trading volumes in certain markets in which we transact. Additionally, unintended consequences of such new laws, rules and regulations may adversely affect our industry, our clients and us in ways yet to be determined. Any such legal and regulatory changes could affect us in substantial and unpredictable ways, and could have a material adverse effect on our business, financial condition and results of operations.
Our actual or perceived failure to comply with privacy, data protection and information security laws, rules, regulations and obligations could harm our business.
Certain types of information we collect, compile, store, use, transfer and/or publish are subject to numerous federal, state, local and foreign laws and regulations regarding privacy, data protection and information security These laws, rules and regulations govern the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content. The scope of these laws, rules and regulations are changing, subject to differing interpretations, may be inconsistent among countries or conflict with other law, rules or regulations. We are also subject to the terms of our privacy policies and obligations to third parties related to applicable privacy, data protection and information security.
The regulatory framework for privacy, data protection and information security worldwide is uncertain, and is likely to remain uncertain for the foreseeable future, and we expect that there will continue to be new laws, rules regulations and industry standards concerning privacy, data protection and information security proposed and enacted in the various jurisdictions in which we operate. For example, European legislators adopted the General Data Protection Regulations (“GDPR”) that became effective in May 2018. The GDPR imposes more stringent EU data protection requirements and provides for greater penalties for noncompliance. Further, Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection laws or regulations designed to be consistent with the GDPR and how data transfers to and from the United Kingdom will be regulated.
Our efforts to comply with privacy, data protection and information security laws, rules and regulations could entail substantial expenses, may divert resources from other initiatives and could impact our ability to provide certain solutions. Additionally, if our third-party providers violate any of these laws or regulations, such violations may also put our operations at risk. Any failure or perceived failure by us to comply with any of our obligations relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or negative publicity and could result in significant liability, increased costs or cause our clients to lose trust in us, which could have an adverse effect on our reputation and business.
New U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows.
At any time, the U.S. federal income tax laws or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation,or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. In particular, on December 22, 2017, President Trump signed into law a comprehensive tax reform bill (the “Tax Cuts and Jobs Act,” or the “TCJA”). The TCJA, among other things, contains significant changes to corporate taxation, including a reduction of the corporate income tax rate, a partial limitation on the deductibility of business interest expense, limitation of the deduction for certain net operating losses to 80% of current year taxable income, an indefinite carryforward of certain net operating losses, immediate deductions for certain new investments instead of deductions for depreciation expense over time and the modification or repeal of many business deductions and credits. We continue to examine the impact of this tax reform legislation, and as its overall impact is uncertain, we note that the TCJA could adversely affect our business and financial condition. The impact of this tax reform legislation on holders of our Class A common stock is also uncertain and could be adverse.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, business, financial condition and results of operations.
Our ability to comply with all applicable laws, rules and regulations is largely dependent on our establishment and maintenance of compliance and risk management programs, including audit and reporting systems, that can quickly adapt and respond, as well as our ability to attract and retain qualified compliance, audit, legal, cybersecurity and other compliance and risk management personnel. While we have policies and procedures to identify, monitor and manage our risks and regulatory obligations, we cannot assure you that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed. Our risk-management programs may prove to be ineffective because of their design, their implementation and maintenance or the lack of adequate, accurate or timely information. If our risk-management programs and efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition and results of operations.
As part of our compliance and risk management programs, we must rely upon our analysis of laws, rules, regulations and information regarding our industry, markets, personnel, clients and other matters that are publicly available or otherwise accessible to us. That information may not in all cases be accurate, complete, up-to-date or properly analyzed. Furthermore, we rely on a combination of technical and human controls and supervision that are subject to error and potential failure, the challenges of which are exacerbated by the 24-hour-a-day, global nature of our business, which is subject to various legal and regulatory requirements of multiple jurisdictions that are constantly evolving and subject to change.
In case of non-compliance or alleged non-compliance with applicable laws, rules or regulations by us or third parties on which we may rely, we could be subject to regulatory investigations and proceedings that may be very expensive to defend against and may result in substantial fines and penalties or civil lawsuits, including by clients, for damages which can be significant. Any of these outcomes would adversely affect our reputation, financial condition and results of operations. Further, the implementation of new legislation or regulations, or changes in or unfavorable interpretations of existing legislation or regulations by courts or regulators, could require us to incur significant compliance costs and impede our ability to operate, expand and enhance our platforms and solutions as necessary to remain competitive and grow our business, which could materially adversely affect our business, financial condition and results of operations.
We are exposed to litigation risk.
We are from time to time involved in various litigation matters and claims, including lawsuits regarding employment matters, breach of contract matters and other business and commercial matters. See “Business — Legal Proceedings.” Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. These risks include, among others, disputes over terms of a trade and claims that a system failure or delay caused monetary loss to a client or that an unauthorized trade occurred. Although we carry insurance that may limit our risk of damages in some matters, we may still sustain uncovered losses or losses in excess of available insurance, and we could incur significant legal expenses defending claims, even those without merit. Due to the uncertain nature of the litigation process, it is not possible to predict with certainty the outcome of any particular litigation matter or claim, and we could in the future incur judgments or enter into settlements that could have a material adverse effect on our business, financial condition and results of operations. The ultimate outcome of litigation matters and claims against us may require us to change or cease certain operations and may result in higher operating costs. An adverse resolution of any litigation matter or claim could cause damage to our reputation and could have a material adverse effect on our business, financial condition and results of operations.
Our use of open source software could result in litigation or impose unanticipated restrictions on our ability to commercialize our platforms and solutions.
We use open source software in our technology, most often as small components within a larger solution. Open source code is also contained in some third-party software we rely on. The terms of many open source licenses are ambiguous and have not been interpreted by U.S. or other courts, and these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our platforms and solutions, license the software on unfavorable terms, require us to re-engineer our platforms and solutions or take other remedial actions, any of which could have a material adverse effect on our business.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The credit agreement that governs the Revolving Credit Facility imposes significant operating and financial restrictions on us and our restricted subsidiaries, which may prevent us from capitalizing on business opportunities, and we may incur additional debt in the future that may include similar or additional restrictions.
We are party to a $500.0 million senior secured revolving credit facility (the “Revolving Credit Facility”) with a syndicate of banks. The credit agreement that governs the Revolving Credit Facility imposes significant operating and financial restrictions. These restrictions, which are subject to a number of qualifications and exceptions, could limit our ability and the ability of our restricted subsidiaries to, among other things:
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incur additional indebtedness and guarantee indebtedness;

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create or incur liens;

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pay dividends and distributions or repurchase capital stock;

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make investments, loans and advances; and

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enter into certain transactions with affiliates.

In addition, the credit agreement that governs our Revolving Credit Facility requires us to maintain a maximum total net leverage ratio and a minimum cash interest coverage ratio. See “Description of Certain Indebtedness.”
These covenants could materially adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand and pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot assure you that we will be able to comply with such covenants. These restrictions could also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general. In addition, complying with these covenants may also cause us to take actions that make it more difficult for us to successfully execute our business strategies and compete against companies that are not subject to such restrictions.
Our failure to comply with the covenants and other terms of the Revolving Credit Facility and/or the terms of any future indebtedness could result in an event of default. If any such event of default occurs and is not waived, the lenders under the Revolving Credit Facility could elect to declare all amounts outstanding and accrued and unpaid interest, if any, under the Revolving Credit Facility to be immediately due and payable, and could foreclose on the assets securing the Revolving Credit Facility. The lenders would also have the right in these circumstances to terminate any commitments they have to provide further credit extensions. If we are forced to refinance any borrowings under the Revolving Credit Facility on less favorable terms or if we cannot refinance these borrowings, our financial condition and results of operations could be materially adversely affected.
In addition, although the credit agreement that governs the Revolving Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we and our subsidiaries may be able to incur substantial additional indebtedness in compliance with these restrictions in the future. The terms of any future indebtedness we may incur could include more restrictive covenants.
Any borrowings under the Revolving Credit Facility will subject us to interest rate risk, which could cause our debt service obligations to increase significantly.
Any borrowings under the Revolving Credit Facility will be at variable rates of interest and expose us to interest rate risk. Although there is uncertainty concerning the current interest rate environment, interest rates are still near historically low levels. If interest rates rise, our debt service obligations on any borrowings under the Revolving Credit Facility will increase even though the amount borrowed may remain the same, and our net income and cash flows will correspondingly decrease. Assuming that the $500.0 million Revolving Credit Facility was fully drawn, each 0.125% change in interest rates would result in an approximate change of $0.6 million in annual interest expense on the borrowings under the Revolving Credit Facility.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
We are a restricted subsidiary under Refinitiv’s credit facility and the indentures governing its senior notes, which may limit Refinitiv’s ability to permit us to take certain actions.
We are a “restricted subsidiary” under Refinitiv’s credit facility and the indentures governing its senior notes. While we are not a guarantor of Refinitiv’s indebtedness, or a party to the agreements governing Refinitiv’s indebtedness, the restrictions applicable to “restricted subsidiaries” contained in such agreements will nevertheless be applicable to us for so long as we are consolidated within Refinitiv’s financial statements in accordance with GAAP. Among these restrictions are limitations on Refinitiv’s ability to permit us to incur or guarantee indebtedness, issue certain preferred stock, repurchase subordinated indebtedness, make certain investments, transfer or sell certain assets, enter into restrictions affecting our ability to make distributions or loans or advances to Refinitiv, and enter into certain transactions with affiliates. As a result of these restrictions, we may be unable to take certain actions and, accordingly, limited in our ability to expand and pursue our business strategies and otherwise conduct our business.
We may incur impairment charges for our goodwill and other indefinite-lived intangible assets which would negatively impact our operating results.
As of June 30, 2019, we had goodwill of  $2,694.8 million and indefinite-lived intangible assets of $323.1 million, which relate to the Refinitiv Transaction. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of indefinite-lived intangible assets represents the fair value of licenses and trade names as of the acquisition date. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and requires management to use significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives. We do not amortize goodwill and indefinite-lived intangible assets that we expect to contribute indefinitely to our cash flows, but instead we evaluate these assets for impairment at least annually, or more frequently if changes in circumstances indicate that a potential impairment could exist. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the acquired assets, divestitures and market capitalization declines may impair our goodwill and other indefinite-lived intangible assets. Any charges relating to such impairments could materially adversely affect our financial condition and results of operations.
Risks Relating to the Company and Our Organizational Structure
Our principal asset is our equity interest in TWM LLC, and, accordingly, we depend on distributions from TWM LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement.
We are a holding company and our principal asset is our equity interest in TWM LLC. We have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends, if any, in accordance with our dividend policy will be dependent upon the financial results and cash flows of TWM LLC and its subsidiaries and distributions we receive from TWM LLC. There can be no assurance that TWM LLC and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions.
We also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Tax Receivable Agreement.” We intend, as its sole manager, to cause TWM LLC to continue to make cash distributions to the owners of LLC Interests, including us, in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. When TWM LLC makes distributions, the Continuing LLC Owners will be entitled to receive proportionate distributions based on their economic interests in TWM LLC at the time of such distributions. TWM LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which TWM LLC is then a party, or any applicable law, or that would have the effect of rendering TWM LLC insolvent. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, including under the Revolving Credit Facility, which

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such indebtedness. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — TWM LLC Agreement.” In addition, if TWM LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “— Risks Relating to Ownership of Our Class A Common Stock” and “Dividend Policy.”
In certain circumstances, TWM LLC will be required to make distributions to us and the other holders of LLC Interests, and the distributions that TWM LLC will be required to make may be substantial and in excess of our tax liabilities and obligations under the Tax Receivable Agreement. To the extent we do not distribute such excess cash, the Continuing LLC Owners would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock or Class B common stock following an exchange of their LLC Interests.
TWM LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any entity-level U.S. federal income tax. Instead, taxable income is allocated to holders of LLC Interests, including us. Accordingly, we incur income taxes on our allocable share of any net taxable income of TWM LLC. Under the TWM LLC Agreement, TWM LLC is generally required from time to time to make pro rata distributions in cash to us and the other holders of LLC Interests in amounts that are intended to be sufficient to cover the taxes on our and the other LLC Interests holders’ respective allocable shares of the taxable income of TWM LLC. As a result of   (i) potential differences in the amount of net taxable income allocable to us and the other LLC Interest holders, (ii) the lower tax rate applicable to corporations as compared to individuals and (iii) the favorable tax benefits that we anticipate receiving from (a) acquisitions of LLC Interests in connection with future taxable redemptions or exchanges of LLC Interests for shares of our Class A common stock or Class B common stock, as applicable, and (b) payments under the Tax Receivable Agreement, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, any potential dividends, the payment obligations under the Tax Receivable Agreement and the payment of other expenses. We have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LLC Interests for shares of Class A common stock or Class B common stock, as applicable, will be made as a result of either (i) any cash distribution by TWM LLC or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and Class B common stock and instead, for example, hold such cash balances or lend them to TWM LLC, the Continuing LLC Owners would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock or Class B common stock, as applicable, following a redemption or exchange of their LLC Interests.
The Tax Receivable Agreement with the Continuing LLC Owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.
We are a party to the Tax Receivable Agreement with TWM LLC and the Continuing LLC Owners. Under the Tax Receivable Agreement, we are required to make cash payments to a Continuing LLC Owner equal to 50% of the U.S. federal, state and local income or franchise tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of  (i) increases in the tax basis of TWM LLC’s assets resulting from (a) the purchase of LLC Interests from such Continuing LLC Owner, including with the net proceeds from the IPO and this offering or (b) redemptions or exchanges by such Continuing LLC Owner of LLC Interests for shares of our Class A common stock or Class B Common Stock or for cash, as applicable, as described under “The IPO and Reorganization Transactions,” and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. We expect that the

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 amount of the cash payments that we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the Continuing LLC Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Tax Receivable Agreement.”
The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions, exchanges or purchases of the LLC Interests held by Continuing LLC Owners, the price of our Class A common stock at the time of the redemption, exchange or purchase, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the timing and amount of any earlier payments we make under the Tax Receivable Agreement itself, the tax rates then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest. We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of TWM LLC attributable to the redeemed or exchanged LLC Interests, the payments that we may make to the existing Continuing LLC Owners could be substantial. For example, we recorded an initial liability of  $171.4 million related to our projected obligations under the Tax Receivable Agreement with respect to LLC Interests that were purchased from certain of the Bank Stockholders using the net proceeds from the IPO. Assuming (i) that the Continuing LLC Owners redeemed or exchanged all of their LLC Interests immediately after the completion of this offering (including the LLC Interests we expect to purchase using the net proceeds of this offering), (ii) no material changes in relevant tax law, and (iii) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Tax Receivable Agreement, based on an assumed price of  $             per share of our Class A common stock (the closing price for our shares of Class A common stock on Nasdaq on            , 2019), we expect that the tax savings we would be deemed to realize in this offering would aggregate approximately $             million over the 15-year period from the assumed date of such redemption or exchange, and over such period we would be required to pay the Continuing LLC Owners 50% of such amount, or approximately $             million, over such period. The actual amounts we may be required to pay under the Tax Receivable Agreement may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of redemption or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize all of these tax savings (subject to the exceptions described under “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Tax Receivable Agreement”). Payments under the Tax Receivable Agreement are not conditioned on any Continuing LLC Owner’s continued ownership of LLC Interests or our Class A common stock or Class B common stock. There may be a material negative effect on our liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits we receive in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to us by TWM LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing LLC Owners that will not benefit Class A common stockholders or Class B common stockholders to the same extent as it will benefit the Continuing LLC Owners.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing LLC Owners that will not benefit the holders of our Class A common stock or Class B common stock to the same extent as it will benefit the Continuing LLC Owners. The Tax Receivable Agreement with TWM LLC and the Continuing LLC Owners provides for the payment by us to the Continuing LLC Owners of 50% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of   (i) increases in the tax basis of TWM LLC’s assets resulting from (a) the purchase of LLC Interests from such Continuing LLC Owner, including with the net

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 proceeds from this offering or (b) redemptions or exchanges by the Continuing LLC Owners of LLC Interests for shares of our Class A common stock or Class B Common Stock or for cash, as applicable, as described under “The IPO and Reorganization Transactions,” and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Although we will retain 50% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.
In certain cases, payments under the Tax Receivable Agreement to the Continuing LLC Owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement provides that upon certain changes of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments thereunder would be accelerated and calculated based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result of the foregoing, (i) we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement (for example, if we do not end up having any income in the relevant period) and (ii) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain change of control transactions. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement.
We will not be reimbursed for any payments made to the Continuing LLC Owners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement are based on the tax reporting positions that we determine, and the Internal Revenue Service or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. We will not be reimbursed for any cash payments previously made to the Continuing LLC Owners under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing LLC Owner are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing LLC Owner will be netted against any future cash payments that we might otherwise be required to make to such Continuing LLC Owner under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing LLC Owner for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we realize in respect of the tax attributes with respect to a Continuing LLC Owner that are the subject of the Tax Receivable Agreement.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could materially adversely affect our results of operations and financial condition.
We are subject to taxation by U.S. federal, state, local and foreign tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
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changes in the valuation of our deferred tax assets and liabilities;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of stock-based compensation;

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
changes in tax laws, regulations or interpretations thereof; or

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future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated in countries where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our results of operations and financial condition.
Legislation that is effective for taxable years beginning after December 31, 2017 may impute liability for adjustments to a partnership’s tax return on the partnership itself in certain circumstances, absent an election to the contrary. TWM LLC may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect.
If we are deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of TWM LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if   (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.
As the sole manager of TWM LLC, we control and operate TWM LLC. On that basis, we believe that our interest in TWM LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of TWM LLC, our interest in TWM LLC could be deemed an “investment security” for purposes of the 1940 Act.
We and TWM LLC intend to continue to conduct our operations so that we will not be deemed an investment company. However, if we are deemed to be an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Risks Relating to Ownership of Our Class A Common Stock
The Refinitiv Owners and their affiliates control us and their interests may conflict with ours or yours in the future.
The Refinitiv Owners and their affiliates currently control approximately 69.8% of the combined voting power of our common stock, and, immediately following this offering and the application of the net proceeds from this offering, the Refinitiv Owners and their affiliates will control approximately       % of the combined voting power of our common stock (or       %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) as a result of their ownership of our Class B common stock and Class D common stock, each share of which is entitled to 10 votes on all matters submitted to a vote of our stockholders. Moreover, under our amended and restated bylaws and the Stockholders Agreement, for so long as the Refinitiv Owners and their affiliates together continue to beneficially own at least 10% of the combined voting power of our common stock, we will agree to nominate to our board of directors a certain number of individuals designated by the Refinitiv Owners. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Stockholders Agreement.” Even when the Refinitiv Owners and their affiliates cease to own shares of our common stock representing a majority of the combined voting power, for so long as the Refinitiv Owners continue to own a significant percentage of our common stock, the Refinitiv Owners will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through their combined voting power. Accordingly, for

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 such period of time, the Refinitiv Owners and their affiliates will continue to have significant influence with respect to our management, business plans and policies. In particular, the Refinitiv Owners and their affiliates are able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of voting power could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.
The Refinitiv Owners and their affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the Refinitiv Owners and their affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of the Refinitiv Owners, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Refinitiv Owners and their affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, the Refinitiv Owners and their affiliates may have an interest in us pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.
The Refinitiv Direct Owner and the Continuing LLC Owners may require us to issue additional shares of our Class A common stock.
After giving effect to this offering, we will have an aggregate of more than           shares of Class A common stock authorized but unissued, including approximately           shares of Class A common stock (or           shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) issuable upon the redemption or exchange of LLC Interests that are held by the Continuing LLC Owners or the exchange of shares of Class B common stock that are held by the Refinitiv Direct Owner and any other future holders of Class B common stock. Subject to certain restrictions set forth in the TWM LLC Agreement and as described elsewhere in this prospectus, the Continuing LLC Owners are entitled to have their LLC Interests redeemed for newly issued shares of our Class A common stock or Class B common stock, in each case, on a one-for-one basis (in which case such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). Shares of our Class B common stock may also be exchanged at any time, at the option of the holder, for newly issued shares of Class A common stock (in which case such holders’ shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance).
We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.
We are a “controlled company” within the meaning of the corporate governance standards of Nasdaq and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.
Refinitiv owns a majority of the combined voting power in us. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the corporate governance standards of Nasdaq and may elect not to comply with certain corporate governance requirements of Nasdaq, including:
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the requirement that a majority of our board of directors consist of independent directors;

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the requirement that director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors; and

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We intend to continue to rely on all of the exemptions listed above. If we continue to utilize the exemptions, we will not have a majority of independent directors and our nominating and corporate governance and compensation committees will not consist entirely of independent directors. As a result, our board of directors and those committees may have more directors who do not meet Nasdaq independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.
The market price of our Class A common stock may be highly volatile, and you may not be able to resell your shares at or above the public offering price.
Prior to the IPO, there was no public market for our Class A common stock. Given our limited trading history, an active trading market for our Class A common stock may not be sustained, which could adversely affect your ability to sell your shares and the market price for your shares. Further, the market price and trading volumes of our Class A common stock could be volatile, and you could lose all or part of your investment. Stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. The following factors, in addition to other factors described in this “Risk Factors” section, may have a significant impact on the market price and trading volume of our Class A common stock:
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negative trends in global economic conditions or activity levels in our industry;

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changes in our relationship with our clients or in client needs or expectations or trends in the markets in which we operate;

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announcements concerning or by our competitors or concerning our industry or the markets in which we operate in general;

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announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

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our ability to implement our business strategy;

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our ability to complete and integrate acquisitions;

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actual or anticipated fluctuations in our quarterly or annual operating results or failure to meet guidance given by us or any change in guidance given by us or in our guidance practices;

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trading volume of our Class A common stock;

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the failure of securities analysts to cover the Company or changes in financial estimates by the analysts who cover us, our competitors or our industry in general;

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economic, political, social, legal and regulatory factors unrelated to our performance;

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changes in accounting principles;

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the loss of any of our management or key personnel;

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sales of our Class A common stock by us, our executive officers, directors or our stockholders in the future;

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investor perception of us, our competitors and our industry;

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any adverse consequences related to our multi-class capital structure, such as stock index providers excluding companies with multi-class capital structures from certain indices; and

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overall fluctuations in the U.S. equity markets generally.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
In addition, broad market and industry factors may negatively affect the market price of our Class A common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly.
Sales, or the potential for sales, of a substantial number of shares of our Class A common stock in the public market could cause our stock price to drop significantly.
Sales of a substantial number of shares of our Class A common stock in the public market or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon the closing of this offering, we will have           outstanding shares of Class A common stock (or          shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and           shares of Class A common stock that are authorized but unissued that would be issuable upon redemption or exchange of LLC Interests or exchange of shares of our Class B common stock.
We and each of our directors and executive officers and the Refinitiv Owners and Bank Stockholders that continue to own LLC Interests have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of Class A common stock or securities convertible into or exchangeable for, or that represent the right to receive, shares of Class A common stock (including the LLC Interests and shares of Class B common stock) during the period from the date of this prospectus continuing through the date    days after the date of this prospectus, except with the prior written consent of the representatives. In addition, we entered into the Registration Rights Agreement in connection with the IPO pursuant to which the shares of Class A common stock that may be issued upon redemption or exchange of LLC Interests held by the Refinitiv LLC Owner and the Bank Stockholders and the shares of Class A common stock that may be issued upon exchange of shares of Class B common stock held by the Refinitiv Direct Owner are subject to certain transfer restrictions. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Registration Rights Agreement.” Sales of a substantial number of Class A common stock upon expiration of such above-described agreements, the perception that such sales may occur, or early release of such agreements, could cause the market price of our shares of Class A common stock to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.
All of our shares of Class A common stock outstanding as of the date of this prospectus (and shares of Class A common stock issuable upon redemption or exchange of LLC Interests or exchange of shares of our Class B common stock) may be sold in the public market by existing stockholders following the expiration of the applicable lock-up periods, subject to applicable limitations imposed under federal securities laws. In addition, shares of Class A common stock issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares of our Class A common stock following the expiration of the applicable lock-up periods could have a material adverse effect on the trading price of our Class A common stock. See “Shares Eligible for Future Sale.”
Moreover, we have filed a registration statement on Form S-8 under the Securities Act covering 31,819,860 shares of Class A common stock issued or issuable under our equity incentive plans. Accordingly, shares registered under such registration statement will be available for sale in the open market following the expiration of any applicable lockup period and subject to Rule 144 limitations applicable to affiliates.
In addition, pursuant to the Registration Rights Agreement, we granted the Refinitiv Owners, the Bank Stockholders, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Registration Rights Agreement.” Registration of these shares under the Securities Act, would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
If securities or industry analysts cease publishing research or reports about us, our business, our industry or markets or our competitors, or if they adversely change their recommendations or publish negative reports regarding our business or our Class A common stock, our stock price and trading volume could materially decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our industry or markets or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will continue to cover us or provide favorable coverage. If any of the analysts who cover us adversely change their recommendation regarding our Class A common stock, or provide more favorable relative recommendations about our competitors, our stock price could materially decline. If any analyst who covers us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volumes to materially decline.
We intend to continue to pay regular dividends on our Class A common stock and Class B common stock, but our ability to do so may be limited.
We intend to continue to pay cash dividends on our Class A common stock and Class B common stock on a quarterly basis, subject to the discretion of our board of directors and our compliance with applicable law, and depending on our and our subsidiaries’ results of operations, capital requirements, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors deems relevant.
Because we are a holding company and all of our business is conducted through our subsidiaries, we expect to pay dividends, if any, only from funds we receive from our subsidiaries. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. As the sole manager of TWM LLC, we intend to cause, and will rely on, TWM LLC to make distributions in respect of LLC Interests to fund our dividends. When TWM LLC makes such distributions, the Continuing LLC Owners will be entitled to receive equivalent distributions pro rata based on their economic interests in TWM LLC at the time of such distributions. See “The IPO and Reorganization Transactions.” In order for TWM LLC to make distributions, it may need to receive distributions from its subsidiaries. Certain of these subsidiaries are or may in the future be subject to regulatory capital requirements that limit the size or frequency of distributions. If TWM LLC is unable to cause these subsidiaries to make distributions, it may have inadequate funds to distribute to us and we may be unable to fund our dividends. Our ability to pay dividends may also be restricted by the terms of the Revolving Credit Facility, any future credit agreement or any future debt or preferred equity securities of Tradeweb or its subsidiaries.
Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying any outstanding debt, we risk, among other things, slowing the expansion of our business, having insufficient cash to fund our operations or make capital expenditures or limiting our ability to incur borrowings. Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends and/or declare any periodic special dividends. There can be no assurance that our board of directors will not reduce the amount of regular cash dividends or cause us to cease paying dividends altogether.
Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.
Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:
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provide for a multi-class common stock structure with a 10 vote per share feature of our Class B common stock and Class D common stock;

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
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allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of our common stock;

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prohibit stockholder action by written consent from and after the date on which the Refinitiv Owners cease to beneficially own at least 50% of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office;

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provide that the board of directors is expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 66 2∕3% or more in voting power of all outstanding shares of our capital stock, if the Refinitiv Owners and their respective affiliates beneficially own less than 50% in voting power of our stock entitled to vote generally in the election of directors; and

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establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, while we have opted out of Section 203 of the DGCL, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
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prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested stockholder.

Our amended and restated certificate of incorporation provides that the Refinitiv Owners and their affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the market price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See “Description of Capital Stock.”
Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or other employees.
Our amended and restated certificate of incorporation provides that, unless we consent to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our stockholders, (iii) action asserting a claim against us or any director or officer arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) action asserting a claim against us or any director or officer of our company governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.
Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.
The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:
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be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

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be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Act;

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be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and

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be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

We intend to continue to take advantage of each of the exemptions described above. In addition, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act.
We could be an emerging growth company for up to five years after the IPO. We cannot predict if investors will find our Class A common stock less attractive because we rely on these exemptions, or if taking advantage of these exemptions will result in less active trading or more volatility in the market price of our Class A common stock.
Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of control over financial reporting. Although we are required to disclose changes made in our internal controls and procedures on a quarterly basis, we are not required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until our annual report on Form 10-K for the year ending December 31, 2020. As an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.
As a private company, we did not have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.
The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and Nasdaq, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company, we are subject to the reporting requirements of the Exchange Act, and the corporate governance standards of the Sarbanes-Oxley Act and Nasdaq. We have a limited history operating as a public company, and these requirements may place a strain on our management, systems and resources. In addition, we have incurred, and expect to continue to incur significant legal, accounting, insurance and other expenses that we did not incur as a private company. The Exchange Act requires us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. Nasdaq requires that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting and comply with the Exchange Act and Nasdaq requirements, significant resources and management oversight are required. This may divert management’s attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the market price of our Class A common stock.
The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or its committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
We may be subject to securities litigation, which is expensive and could divert management attention.
Our stock price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including our expectations about market trends, our market opportunity and the growth of our various markets, our expansion into new markets, any potential tax savings we may realize as a result of our organizational structure, our dividend policy and our expectations, beliefs, plans, strategies, objectives, prospects or assumptions regarding future events, including the pending acquisition of Refinitiv by London Stock Exchange Group plc, our performance or otherwise, contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.
We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements, or could affect our share price. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
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changes in economic, political, social and market conditions and the impact of these changes on trading volumes;

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our failure to compete successfully;

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our failure to adapt our business effectively to keep pace with industry changes;

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consolidation and concentration in the financial services industry;

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our dependence on dealer clients that are also stockholders;

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our inability to maintain and grow the capacity of our trading platforms, systems and infrastructure;

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design defects, errors, failures or delays with our platforms or solutions;

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systems failures, interruptions, delays in services, cybersecurity incidents, catastrophic events and any resulting interruptions;

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our dependence on third parties for certain market data and certain key functions;

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our ability to implement our business strategies profitably;

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our ability to successfully integrate any acquisition or to realize benefits from any strategic alliances, partnerships or joint ventures;

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our ability to retain the services of certain members of our management;

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inadequate protection of our intellectual property;

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extensive regulation of our industry;

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limitations on operating our business and incurring additional indebtedness as a result of covenant restrictions under the Revolving Credit Facility and certain Refinitiv indebtedness;

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our dependence on distributions from TWM LLC to fund our expected dividend payments and to pay our taxes and expenses, including payments under the Tax Receivable Agreement;

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our ability to realize any benefit from our organizational structure;

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
Refinitiv’s control of us and our status as a controlled company; and

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the other risk factors described under “Risk Factors.”

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition or liquidity, and the development of the industry and markets in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition or liquidity, and events in the industry and markets in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.
Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
THE IPO AND REORGANIZATION TRANSACTIONS
Pre-IPO Organization
Prior to the completion of the IPO and the Reorganization Transactions described below, the Original LLC Owners were the only members of TWM LLC. TWM LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any U.S. federal entity-level income taxes. Rather, taxable income or loss is included in the U.S. federal income tax returns of TWM LLC’s members.
Tradeweb Markets Inc. was incorporated as a Delaware corporation on November 7, 2018 to serve as the issuer of the Class A common stock offered hereby.
The IPO and Reorganization Transactions
On April 8, 2019, we completed our IPO of 46,000,000 shares of Class A common stock at a public offering price of  $27.00 per share, which included 6,000,000 shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares of Class A common stock. We received $1,161.3 million in net proceeds, after deducting underwriting discounts and commissions, but before deducting offering expenses of  $15.9 million, which we used to purchase 46,000,000 LLC Interests from certain of the Bank Stockholders (and the corresponding shares of common stock held by such Bank Stockholders were cancelled), at a purchase price per interest equal to the public offering price of  $27.00, less the underwriting discounts and commissions payable thereon.
Prior to the closing of the IPO, we consummated the Reorganization Transactions. In connection with the Reorganization Transactions, the following steps occurred:
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we amended and restated the TWM LLC Agreement to, among other things, (i) provide for LLC Interests that are the single class of common membership interests in TWM LLC, (ii) exchange all of the existing membership interests in TWM LLC for LLC Interests and (iii) appoint us as the sole manager of TWM LLC;

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we amended and restated our certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock, Class C common stock and Class D common stock. Each share of Class A common stock and Class C common stock entitles its holder to one vote on all matters presented to our stockholders generally. Each share of Class B common stock and Class D common stock entitles its holder to ten votes on all matters presented to our stockholders generally. The holders of Class C common stock and Class D common stock have no economic interests in Tradeweb (where “economic interests” means the right to receive any dividends or distributions, whether cash or stock, in connection with common stock). These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No
Holders of any outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law;
•
we assumed sponsorship of the Option Plan and the PRSU Plan that were previously sponsored by TWM LLC. Accordingly, all options and PRSUs granted under such plans were converted into economically equivalent awards of Tradeweb;

•
we issued an aggregate of 20,000,000 shares of Class C common stock and 105,289,005 shares of Class D common stock to the Original LLC Owners that received LLC Interests, on a one-to-one basis with the number of LLC Interests they owned immediately following the amendment and

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 restatement of the TWM LLC Agreement, for nominal consideration (we subsequently canceled 9,993,731 shares of such Class C common stock and 36,006,269 shares of such Class D common stock in connection with our purchase of LLC Interests from certain of the Bank Stockholders using the net proceeds of the IPO);
•
as a result of the Refinitiv Contribution, the Refinitiv Direct Owner received 96,933,192 shares of Class B common stock and we received 96,933,192 LLC Interests;

•
the Continuing LLC Owners continue to own the LLC Interests they received in exchange for their existing membership interests in TWM LLC and have no economic interests in Tradeweb despite their ownership of Class C common stock and/or Class D common stock, as the case may be; and

•
we entered into (i) the Tax Receivable Agreement with TWM LLC and the Continuing LLC Owners, (ii) the Stockholders Agreement with the Refinitiv Owners, and (iii) the Registration Rights Agreement with the Refinitiv Owners and the Bank Stockholders. For a description of the terms of the Tax Receivable Agreement, the Stockholders Agreement and the Registration Rights Agreement, see “Certain Relationships and Related Party Transactions.”

After the completion of the IPO, in order to facilitate the disposition of equity interests in TWM LLC held by certain of the Bank Stockholders, we used the net proceeds from the IPO to purchase 46,000,000 issued and outstanding LLC Interests from certain of the Bank Stockholders (and the corresponding shares of common stock held by such Bank Stockholders were cancelled), at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less the underwriting discounts and commissions payable thereon, collectively representing a 20.7% economic interest in TWM LLC.
Organizational Structure Following the IPO and Reorganization Transactions
Immediately following the completion of the Reorganization Transactions and the IPO and the application of the net proceeds therefrom as described above:
•
Tradeweb became a holding company whose principal asset consists of its equity interest in TWM LLC that it acquired from certain of the Bank Stockholders using the net proceeds from the IPO and the LLC Interests that it received as a result of the Refinitiv Contribution;

•
Tradeweb became the sole manager of TWM LLC and operates and controls all of the business and affairs of TWM LLC and its subsidiaries;

•
the TWM LLC Agreement requires that TWM LLC at all times maintain (i) a one-to-one ratio between the number of shares of Class A common stock and Class B common stock issued by us and the number of LLC Interests owned by us and (ii) a one-to-one ratio between the number of shares of Class C common stock and Class D common stock issued by us and the number of LLC Interests owned by the holders of such Class C common stock and Class D common stock;

•
Tradeweb owned LLC Interests representing 64.3% of the economic interest in TWM LLC;

•
the purchasers in the IPO (i) owned shares of Class A common stock representing (x) 2.7% of the combined voting power of all of Tradeweb’s common stock and (y) 32.2% of the economic interest in Tradeweb and (ii) through Tradeweb’s ownership of LLC Interests, indirectly held (applying the percentage in the preceding clause (i)(y) to Tradeweb’s percentage economic interest in TWM LLC) 20.7% of the economic interest in TWM LLC;

•
The Refinitiv Owners collectively owned shares of Class B common stock and Class D common stock representing 69.8% of the combined voting power of all of Tradeweb’s common stock and shares of Class B common stock and LLC Interests, respectively, representing 54.0% of the total economic interest in TWM LLC;

•
the Other LLC Owners owned (i) LLC Interests representing 25.3% of the economic interest in TWM LLC and (ii) through their ownership of shares of Class C common stock and/or Class D common stock, as the case may be, 27.5% of the combined voting power of all of Tradeweb’s common stock;

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
the LLC Interests held by the Continuing LLC Owners are redeemable in accordance with the terms of the TWM LLC Agreement, at the election of such holders, for newly issued shares of Class A common stock or Class B common stock, as the case may be, on a one-for-one basis (and such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). The Continuing LLC Owners that hold shares of Class D common stock may also from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance). In addition, with respect to each Bank Stockholder that holds shares of Class D common stock, immediately prior to the occurrence of any event that would cause the combined voting power held by such Bank Stockholder to exceed 4.9%, the minimum number of shares of Class D common stock of such Bank Stockholder that would need to convert into shares of Class C common stock such that the combined voting power held by such Bank Stockholder would not exceed 4.9% will automatically convert into shares of Class C common stock;

•
in the event of such election by a Continuing LLC Owner, we may, at our option, effect a direct exchange of Class A common stock or Class B common stock, as the case may be, for such LLC Interests of such Continuing LLC Owner in lieu of such redemption. In addition, Tradeweb’s board of directors, which includes directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead of the foregoing redemptions or exchanges of LLC Interests, cause the Company to make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed or exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the TWM LLC Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — TWM LLC Agreement;”

•
the Refinitiv Direct Owner and other future holders of Class B common stock may from time to time exchange all or a portion of their shares of our Class B common stock for newly issued shares of Class A common stock on a one-for-one basis (in which case their shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance);

•
each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of our Class C common stock (i) immediately prior to any sale or other transfer of such share by a holder or its permitted transferees to a non-permitted transferee or (ii) once the Refinitiv Owners and their affiliates together no longer beneficially own a number of shares of our common stock and LLC Interests that together entitle them to at least 10% of TWM LLC’s economic interest. Holders of LLC Interests that receive shares of Class C common stock upon any such conversion may continue to elect to have their LLC Interests redeemed for newly issued shares of Class A common stock as described above (in which case their shares of Class C common stock will be cancelled on a one-for-one basis upon such issuance). See “Description of Capital Stock;” and

•
Tradeweb entered into (i) the Tax Receivable Agreement with TWM LLC and the Continuing LLC Owners, (ii) the Stockholders Agreement with the Refinitiv Owners and (iii) the Registration Rights Agreement with the Refinitiv Owners and the Bank Stockholders.

As the sole manager of TWM LLC, we operate and control all of the business and affairs of TWM LLC and, through TWM LLC and its subsidiaries, conduct our business. As a result of this control, and because we have a substantial financial interest in TWM LLC, we consolidate TWM LLC in our consolidated financial statements and report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners on our consolidated financial statements. Tradeweb has a board of directors and executive officers, but has no employees. The functions of all of our employees reside at TWM LLC and its subsidiaries.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
USE OF PROCEEDS
We estimate that the net proceeds to us from our sale of       shares of Class A common stock in this offering will be approximately $      million, based on an assumed offering price of  $      (the closing price for our shares of Class A common stock on Nasdaq on      , 2019), and after deducting underwriting discounts and commissions, but before deducting estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we expect to receive approximately $     million of net proceeds, based on the assumed offering price of $      .
We estimate that the offering expenses will be approximately $      million. All of such offering expenses will be paid for or otherwise borne by TWM LLC using cash on hand.
We intend to use the net proceeds to us from this offering to purchase      issued and outstanding LLC Interests (or     LLC Interests, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) from certain of the Other LLC Owners (and cancel the corresponding shares of common stock held by such Other LLC Owners), at a purchase price per interest equal to the public offering price per share of Class A common stock, less the underwriting discounts and commissions payable thereon. See “Certain Relationships and Related Party Transactions — Transactions With Certain Original LLC Owners.” Certain of these Other LLC Owners are affiliates of the underwriters. As a result of the purchases of LLC Interests (together with the cancellation of the corresponding shares of common stock) described above, the number of outstanding shares of Class C common stock and Class D common stock, as the case may be, will be reduced. Because we will hold the LLC Interests that we purchase (and thereby increase our ownership position in TWM LLC), the number of outstanding LLC Interests will remain the same.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
DIVIDEND POLICY
Subject to legally available funds, we intend to continue to pay quarterly cash dividends on our Class A common stock and Class B common stock initially equal to $0.08 per share. The declaration, amount and payment of any dividends will be at the sole discretion of our board of directors and will depend on our and our subsidiaries’ results of operations, capital requirements, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. Because we are a holding company and all of our business is conducted through our subsidiaries, we expect to pay dividends, if any, from funds we receive from our subsidiaries. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. As the sole manager of TWM LLC, we intend to cause, and will rely on, TWM LLC to make distributions in respect of LLC Interests to fund our dividends. When TWM LLC makes such distributions, the Continuing LLC Owners will be entitled to receive equivalent distributions pro rata based on their economic interests in TWM LLC at the time of such distributions. Because Tradeweb must pay taxes and make payments under the Tax Receivable Agreement, amounts ultimately distributed as dividends to holders of our Class A common stock or Class B common stock are expected to be less than the amounts distributed by TWM LLC to its members on a per LLC Interest basis. See “The IPO and Reorganization Transactions.” In order for TWM LLC to make distributions, it may need to receive distributions from its subsidiaries. If TWM LLC is unable to cause these subsidiaries to make distributions, it may have inadequate funds to distribute to us and we may be unable to fund our dividends. Our ability to pay dividends may also be restricted by the terms of the Revolving Credit Facility or any future credit agreement or any future debt or preferred equity securities of Tradeweb or its subsidiaries.
Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends and/or declare any periodic special dividends. We currently intend to increase the amount of our expected quarterly dividends in line with free cash flow growth, if any, after giving effect to required tax distributions to be paid by TWM LLC; however, any future determination to change the amount of dividends and/or declare special dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions and other factors that our board of directors considers relevant.
See “Risk Factors — Risks Relating to the Company and Our Organizational Structure — Our principal asset is our equity interest in TWM LLC, and, accordingly, we depend on distributions from TWM LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement” and “Risk Factors — Risks Relating to Ownership of our Class A Common Stock — We intend to continue to pay regular dividends on our Class A common stock and Class B common stock, but our ability to do so may be limited.”
In each of May and September 2019, Tradeweb Markets Inc. paid quarterly cash dividends to the holders of Class A common stock and Class B common stock in aggregate amounts of  $11.4 million.
In March and April 2019, TWM LLC made cash distributions to the Original LLC Owners in aggregate amounts of  $20.0 million and $100.0 million, respectively. In May and September 2019, TWM LLC made cash distributions to its equityholders, including Tradeweb Markets Inc., in aggregate amounts of  $33.4 million and $33.0 million, respectively.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
CAPITALIZATION
The following table sets forth our cash and cash equivalents and total capitalization as of June 30, 2019:
•
on an actual basis; and

•
on a pro forma basis to give effect to this offering after (i) deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from this offering, each as described under “Use of Proceeds.”

For more information, please see “Use of Proceeds,” “Dividend Policy” and “Unaudited Pro Forma Consolidated Financial Information.” You should read this information in conjunction with the unaudited consolidated financial statements and related notes thereto of Tradeweb Markets Inc. included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.
	As of June 30, 2019
	Historical	Pro Forma
(in thousands, except share and per share data)	(unaudited)
Cash and cash equivalents(1)	$313,582	$
Revolving Credit Facility(2)	$—	$
Stockholders’ equity:
Class A common stock, par value $0.00001 per share; 1,000,000,000 shares authorized; 46,000,000 issued and outstanding, actual, and shares issued and outstanding, pro forma	$—	$
Class B common stock, par value $0.00001 per share; 450,000,000 shares authorized; 96,933,192 shares issued and outstanding, actual and pro forma	1
Class C common stock, par value $0.00001 per share; 350,000,000 shares authorized; 10,006,269 shares issued and outstanding, actual, and shares issued and outstanding, pro forma	—
Class D common stock, par value $0.00001 per share; 300,000,000 shares authorized; 69,282,736 shares issued and outstanding, actual, and shares issued and outstanding, pro forma	1
Additional paid-in capital	2,846,681
Accumulated other comprehensive loss	(525)
Retained earnings	1,393
Total stockholders’ equity attributable to Tradeweb Markets Inc.	2,847,551
Non-controlling interests	1,607,249
Total equity	4,454,800
Total capitalization	$5,072,347	$

(1)
Historical and pro forma cash and cash equivalents, total equity and total capitalization do not reflect the (i) $11.4 million cash dividend paid to holders of Class A common stock and Class B common stock in the aggregate in September 2019 and (ii) $11.8 million cash distribution paid to Continuing LLC Owners in the aggregate in September 2019. See “Dividend Policy.”

(2)
As of June 30, 2019, we had $500.0 million of availability under the Revolving Credit Facility and no letters of credit outstanding. See “Description of Certain Indebtedness.”

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present the selected historical consolidated financial and other data for Tradeweb Markets Inc. and its subsidiaries and Tradeweb Markets LLC and its subsidiaries for the periods indicated below. Tradeweb Markets LLC is the predecessor of the issuer, Tradeweb Markets Inc., for financial reporting purposes. Prior to the consummation of the Reorganization Transactions, Tradeweb Markets Inc. did not conduct any activities other than those incident to its formation and the IPO. As a result of the Reorganization Transactions completed in connection with the IPO, Tradeweb Markets Inc. became the sole manager of Tradeweb Markets LLC whose only material assets consist of its equity interest in Tradeweb Markets LLC and related deferred tax assets. As a result, Tradeweb Markets Inc. consolidates the financial results of Tradeweb Markets LLC and its subsidiaries. Accordingly, the historical consolidated financial data presented below relating to periods prior to and including March 31, 2019 reflect the results of operations, financial position and cash flows of Tradeweb Markets LLC and its subsidiaries. The historical consolidated financial data presented below relating to periods beginning on April 1, 2019, and through and including June 30, 2019 reflect the results of operations, financial position and cash flows of Tradeweb Markets Inc. and its subsidiaries, including the consolidation of its investment in Tradeweb Markets LLC. See “Basis of Presentation.”
The selected consolidated statement of income data for the six months ended June 30, 2019 and 2018 and the statement of financial condition data as of June 30, 2019 have been derived from the unaudited consolidated financial statements of Tradeweb Markets Inc. included elsewhere in this prospectus. The selected consolidated statement of income data for the 2018 Successor Period, the 2018 Predecessor Period and each of the years in the two-year period ended December 31, 2017 and the selected consolidated statement of financial condition data as of December 31, 2018 and 2017 are derived from the audited consolidated financial statements of Tradeweb Markets LLC included elsewhere in this prospectus. The summary consolidated statement of financial condition data as of June 30, 2018 and December 31, 2016 are derived from the consolidated financial statements of Tradeweb Markets LLC not included in this prospectus. In the opinion of our management, the unaudited consolidated financial statements for and as of the six months ended June 30, 2019 and June 30, 2018 reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results operations for such period.
As discussed elsewhere in this prospectus, as a result of the Refinitiv Transaction, we revalued our assets and liabilities based on their fair values as of the closing date of the Refinitiv Transaction in accordance with the acquisition method of accounting. Due to the change in the basis of accounting resulting from the application of pushdown accounting, we are required to present separately the financial information for the period beginning on October 1, 2018, and through and including June 30, 2019, which we refer to as the “Successor period,” and the financial information for the periods prior to, and including, September 30, 2018, which we refer to as the “Predecessor period.” Certain financial information of the Successor period is not comparable to that of the Predecessor period. For a discussion of our Successor and Predecessor periods, see “Basis of Presentation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Effects of Pushdown Accounting on our Financial Statements.”
The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with “Basis of Presentation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Statement of Income Data:
Revenues
Transaction fees	$206,592	$97,130	$273,751	$181,169	$267,020	$230,171
Subscription fees(1)	96,012	46,519	143,981	98,291	194,534	191,983
Commissions	70,610	32,840	79,830	55,436	96,745	91,663
Other	4,063	2,148	8,209	5,622	4,669	4,587
Gross revenue	377,277	178,637	505,771	340,518	562,968	518,404
Contingent consideration(2)	—	—	(26,830)	(29,367)	(58,520)	(26,224)
Net revenue	377,277	178,637	478,941	311,151	504,448	492,180
Expenses
Employee compensation and benefits	173,268	80,436	209,053	139,977	248,963	228,584
Depreciation and amortization	67,795	33,020	48,808	32,446	68,615	80,859
Technology and communications	19,559	9,907	26,598	17,486	30,013	28,239
General and administrative	18,454	11,837	23,056	13,670	33,973	27,392
Professional fees	13,709	8,194	20,360	12,814	19,351	18,158
Occupancy	7,260	3,308	10,732	7,241	14,441	15,817
Total expenses	300,045	146,702	338,607	223,634	415,356	399,049
Operating income	77,232	31,935	140,334	87,517	89,092	93,131
Net interest income / interest income	1,033	787	1,726	1,053	1,140	644
Interest expense	—	—	—	—	(455)	(1,339)
Income before taxes	78,265	32,722	142,060	88,570	89,777	92,436
Provision for income taxes	(11,097)	(3,415)	(11,900)	(4,365)	(6,129)	725
Net income	$67,168	$29,307	$130,160	$84,205	$83,648	$93,161
Less: Pre-IPO net income attributable to Tradeweb Markets LLC	43,352
Net income attributable to Tradeweb Markets Inc. and non-controlling interests	24,816
Less: net income attributable to non-controlling interests	11,988
Net income attributable to Tradeweb Markets Inc.	$12,828
EPS Calculations for pre-IPO and post-IPO periods(3):
Earnings / net income per share
Basic	$0.19(a)/0.09(b)	$0.13(a)	$0.60(a)	$0.39(a)	$0.39(a)	$0.44(a)
Diluted	$0.19(a)/0.09(b)	$0.13(a)	$0.60(a)	$0.39(a)	$0.39(a)	$0.44(a)
Weighted average shares outstanding
Basic	222,222,197(a)/
	142,933,192(b)	222,221,628(a)	215,365,920(a)	213,435,314(a)	212,568,635(a)	210,979,704(a)
Diluted	223,320,457(a)/
	150,847,183(b)	222,243,851(a)	215,365,920(a)	213,435,314(a)	212,568,635(a)	210,979,704(a)

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
	Successor		Predecessor
	As of June 30, 2019	As of December 31, 2018	As of June 30, 2018	As of December 31, 2017	As of December 31, 2016
	(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents(4)	$315,582	$410,104	$320,538	$352,598	$324,074
Total assets(4)	5,072,347	4,997,139	1,295,808	1,316,887	1,320,732
Total liabilities	617,547	410,626	293,892	317,118	283,319
Non-controlling interests	1,607,249	—	—	—	—
Total equity/members’ capital(4)	4,454,800	4,572,334	988,615	986,468	1,024,759
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(dollars in thousands)
Other Financial Data:
Free Cash Flow(5)	$59,266	$96,310	$138,978	$49,137	$183,962	$136,496
Adjusted EBITDA(6)	$167,272	$65,308	$214,091	$147,508	$215,185	$200,771
Adjusted EBITDA margin(6)	44.3%	36.6%	42.3%	43.3%	38.2%	38.7%
Adjusted Net Income(6)	$108,819	$40,839	$137,327	$95,075	$131,369	$118,012
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in millions)
Operating Data:
Average Daily Volumes:
Rates	$472,284	$348,212	$354,999	$254,103	$219,475
Credit	14,295	13,370	12,658	7,554	5,954
Equities	7,406	8,429	7,798	4,817	4,523
Money markets	207,009	167,050	173,743	132,105	94,324
Total	$700,994	$537,061	$549,198	$398,579	$324,276

(1)
Subscription fees for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016 include $27.0 million, $24.3 million, $13.5 million, $36.9 million, $50.1 million and $50.6 million, respectively, of Refinitiv (formerly Thomson Reuters) market data fees.

(2)
In 2014, we issued equity to certain of the Bank Stockholders and management as a result of a capital contribution to facilitate our expansion into new credit products. The equity vested on July 31, 2018 upon the achievement of specific revenue earnout milestones related to the new credit products. Prior to the July 31, 2018 vesting, we recognized contingent consideration as a contra-revenue adjustment, which partially offset gross revenues for the periods presented.

(3)
In April 2019, we completed the Reorganization Transactions and the IPO, which, among other things, resulted in Tradeweb Markets Inc. becoming the successor of Tradeweb Markets LLC for financial reporting purposes. As a result, earnings per share information for the pre-IPO period is not comparable to the earnings per share information for the post-IPO period. Therefore, earnings per share information is being presented separately for the pre-IPO and post-IPO periods. See “Basis of

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Presentation,” “Note 16 — Earnings Per Share” to the unaudited consolidated financial statements of Tradeweb Markets Inc. and “Note 18 — Net Income Per Share” to the audited consolidated financial statements of Tradeweb Markets LLC, each included elsewhere in this prospectus, for additional information.
(a)
Presents information for Tradeweb Markets LLC (pre-IPO period).

(b)
Presents information for Tradeweb Markets Inc. (post-IPO period).

(4)
Historical cash and cash equivalents, total assets and total equity do not reflect the (i) $11.4 million cash dividend paid to holders of Class A common stock and Class B common stock in the aggregate in September 2019 and (ii) $11.8 million cash distribution paid to Continuing LLC Owners in the aggregate in September 2019. See “Dividend Policy.”

(5)
In addition to cash flow from operating activities presented in accordance with GAAP, we use Free Cash Flow to measure liquidity. Free Cash Flow is defined as cash flow from operating activities less expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.

We present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.
Free Cash Flow has limitations as an analytical tool, and you should not consider Free Cash Flow in isolation or as an alternative to cash flow from operating activities or any other liquidity measure determined in accordance with GAAP. For a discussion of these limitations, see “Use of Non-GAAP Financial Measures.” You are encouraged to evaluate each adjustment. In addition, in evaluating Free Cash Flow, you should be aware that in the future, we may incur expenditures similar to the adjustments in the presentation of Free Cash Flow. In addition, Free Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
The table set forth below presents a reconciliation of our cash flow from operating activities to Free Cash Flow for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016:
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Cash flow from operating activities	$76,973	$112,556	$164,828	$65,027	$224,580	$171,845
Less: Capitalization of software development costs	(13,914)	(7,156)	(19,523)	(12,765)	(27,157)	(25,351)
Less: Purchases of furniture, equipment and leasehold improvements	(3,793)	(9,090)	(6,327)	(3,125)	(13,461)	(9,998)
Free Cash Flow	$59,266	$96,310	$138,978	$49,137	$183,962	$136,496
(6)
In addition to net income and net income attributable to Tradeweb Markets Inc., each presented in accordance with GAAP, we present Adjusted EBITDA and Adjusted EBITDA margin as measures of our operating performance and Adjusted Net Income and Adjusted Diluted EPS as measures of our profitability.

Adjusted EBITDA is defined as net income before contingent consideration, net interest income, provision for income taxes and depreciation and amortization, adjusted for the impact of certain other items, including gains and losses from outstanding foreign exchange forward contracts and the revaluation of foreign denominated cash. Adjusted EBITDA margin is defined as Adjusted EBITDA

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 divided by gross revenue for the applicable period. We present Adjusted EBITDA and Adjusted EBITDA margin because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. For example, we exclude contingent consideration because it is equity settled and its balance is based on our value at a certain time and may not reflect our actual operating performance. In addition, we also exclude non-cash stock-based compensation expense associated with the Special Option Award discussed under “Management’s Discussion & Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation.” We believe it is useful to exclude this stock-based compensation expense because the amount of expense associated with the Special Option Award may not directly correlate to the underlying performance of our business and will vary across periods.
Management and our board of directors use Adjusted EBITDA and Adjusted EBITDA margin to assess our financial performance and believe it is helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA and Adjusted EBITDA margin.
We present Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. for post-IPO periods and Tradeweb Markets LLC for pre-IPO periods. As discussed below, because Adjusted Net Income and Adjusted Diluted EPS give effect to certain tax related adjustments to reflect an assumed effective tax rate for all periods presented and, for post-IPO periods, assumes all LLC Interests held by non-controlling interests are exchanged for shares of Class A or Class B common stock, we believe that Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. and Tradeweb Markets LLC are comparable.
Adjusted Net Income is defined as net income attributable to Tradeweb Markets Inc. assuming the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A common stock or Class B common stock of Tradeweb Markets Inc., for post-IPO periods, and net income, for pre-IPO periods, in each case adjusted for contingent consideration, acquisition and Refinitiv Transaction related depreciation and amortization, gains and losses from outstanding foreign exchange forward contracts and the revaluation of foreign denominated cash. Adjusted Net Income also gives effect to certain tax related adjustments to reflect an assumed effective tax rate and, for pre-IPO periods, assumes TWM LLC was subject to a corporate tax rate for the periods presented. Adjusted Diluted EPS is defined as Adjusted Net Income divided by the diluted weighted average number of shares of Class A common stock and Class B common stock outstanding for the applicable period, assuming the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A common stock or Class B common stock, for post-IPO periods, and the diluted weighted average number of shares of TWM LLC outstanding for the applicable period, for pre-IPO periods. The diluted weighted average number of shares outstanding for the pre-IPO periods and post-IPO periods give effect to potentially dilutive securities using the treasury stock method. We use Adjusted Net Income and Adjusted Diluted EPS as supplemental metrics to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. In addition to excluding contingent consideration for the reasons described above, we believe it is useful to exclude the depreciation and amortization of acquisition related tangible and intangible assets resulting from certain acquisitions, the Refinitiv Transaction and the application of pushdown accounting in order to facilitate a period-over-period comparison of our financial performance. We also exclude expense associated with the Special Option Award for the reasons described above. Each of the normal recurring adjustments and other adjustments described in the definition of Adjusted Net Income helps to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses. In addition to excluding items that are non-recurring or may not be indicative of our ongoing operating performance, by assuming the full exchange of all outstanding LLC Interests held by non-controlling interests, we believe that Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. facilitate comparisons with other companies that have different organizational and tax structures, as well as comparisons period over period, because it eliminates the effect of any changes in net income

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 attributable to Tradeweb Markets Inc. driven by increases in our ownership of TWM LLC, which are unrelated to our operating performance.
Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS have limitations as analytical tools, and you should not consider these non-GAAP financial measures in isolation or as alternatives to net income attributable to Tradeweb Markets Inc., net income, operating income, gross margin, earnings per share or any other financial measure derived in accordance with GAAP. For a discussion of these limitations, see “Use of Non-GAAP Financial Measures.” You are encouraged to evaluate each adjustment and, as applicable, the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of these non-GAAP financial measures. Our presentation of Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
The table set forth below presents a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016:
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Net income	$67,168	$29,307	$130,160	$84,205	$83,648	$93,161
Contingent consideration	—	—	26,830	29,367	58,520	26,224
Interest income, net	(1,033)	(787)	(1,726)	(1,053)	(685)	695
Depreciation and amortization	67,795	33,020	48,808	32,446	68,615	80,859
Stock-based compensation expense associated with Special Option Award	20,403	—	—	—	—	—
Provision for income taxes	11,097	3,415	11,900	4,365	6,129	(725)
Unrealized foreign exchange (gains) / losses	1,284	263	(960)	(1,367)	(364)	1,872
(Gain) / loss from revaluation of foreign denominated cash(a)	558	90	(921)	(455)	(678)	(1,315)
Adjusted EBITDA	$167,272	$65,308	$214,091	$147,508	$215,185	$200,771
Adjusted EBITDA margin(b)	44.3%	36.6%	42.3%	43.3%	38.2%	38.7%

(a)
Represents foreign exchange gain or loss from the revaluation of cash denominated in a different currency than the entity’s functional currency.

(b)
For the six months ended June 30, 2019 and the combined year ended December 31, 2018, Adjusted EBITDA margin increased compared to the prior year period by 102 basis points and 260 basis points, respectively, or 149 basis points and 126 basis points on a constant currency basis. For the year ended December 31, 2017, Adjusted EBITDA margin decreased compared to the prior year period by 51 basis points, or 102 basis points on a constant currency basis. The change in Adjusted EBITDA margin on a constant currency basis, which is a non-GAAP financial measure, is defined as the change in Adjusted EBITDA margin excluding the effects of foreign currency fluctuations. Adjusted EBITDA margin excluding the effects of foreign currency fluctuations is calculated by translating the current period and prior period’s results using the average exchange rates for the prior period. We use the change in Adjusted EBITDA margin on a

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 constant currency basis as a supplemental metric to evaluate our underlying margin performance between periods by removing the impact of foreign currency fluctuations. We believe that providing the change in Adjusted EBITDA margin on a constant currency basis provides a useful comparison of our Adjusted EBITDA margin and trends between periods.
The table set forth below provides a reconciliation of net income attributable to Tradeweb Markets Inc. and net income, as applicable, to Adjusted Net Income and Adjusted Diluted EPS for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016:
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands except share and per share amounts)
Earnings per diluted share(a)	$0.19(1)/
	0.09(2)	$0.13(1)	$0.60(1)	$0.39(1)	$0.39(1)	$0.44(1)
Pre-IPO net income attributable to Tradeweb Markets LLC(a)	$42,352(1)	$29,307(1)	$130,160(1)	$84,205(1)	$83,648(1)	$93,161(1)
Add: Net income attributable to Tradeweb Markets Inc.(a)	12,828(2)	—	—	—	—	—
Add: Net income attributable to non-controlling interests(a)(b)	11,988(2)	—	—	—	—	—
Net income	67,168(1)(2)	29,307(1)	130,160(1)	84,205(1)	83,648(1)	93,161(1)
Provision for income taxes	11,097	3,415	11,900	4,365	6,129	(725)
Contingent consideration	—	—	26,830	29,367	58,520	26,224
Acquisition and Refinitiv Transaction related D&A(c)	47,342	22,413	19,576	13,063	31,236	41,125
Stock-based compensation expense associated with Special Option Award	20,403	—	—	—	—	—
Unrealized foreign exchange (gains) / losses	1,284	263	(960)	(1,367)	(364)	1,872
(Gain) / loss from revaluation of foreign denominated cash(d)	558	90	(921)	(455)	(678)	(1,315)
Adjusted Net Income before income taxes	147,852	55,488	186,585	129,178	178,491	160,342
Adjusted income taxes(e)	(39,033)	(14,649)	(49,258)	(34,103)	(47,122)	(42,330)
Adjusted Net Income	$108,819	$40,839	$137,327	$95,075	$131,369	$118,012
Adjusted Diluted EPS(a)(f)	$0.23(1)/
	0.25(2)	$0.18(1)	$0.64(1)	$0.45(1)	$0.62(1)	$0.56(1)

(a)
As a result of the Reorganization Transactions and the IPO completed in April 2019, certain earnings information is being presented separately for Tradeweb Markets LLC and Tradeweb Markets Inc.

(1)
Presents information for Tradeweb Markets LLC (pre-IPO period).

(2)
Presents information for Tradeweb Markets Inc. (post-IPO period).

See “Basis of Presentation,” “Note 16 — Earnings Per Share” to the unaudited consolidated financial statements of Tradeweb Markets Inc. and “Note 18 — Net Income Per Share” to the audited consolidated financial statements of Tradeweb Markets LLC, each included elsewhere in this prospectus.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
(b)
For post-IPO periods, represents the reallocation of net income attributable to non-controlling interests from the assumed exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A or Class B common stock.

(c)
Represents acquisition-related intangibles amortization and increased tangible asset and capitalized software depreciation and amortization resulting from the Refinitiv Transaction and the application of pushdown accounting (where all assets were marked to fair value as of the closing date of the Refinitiv Transaction).

(d)
Represents foreign exchange gain or loss from the revaluation of cash denominated in a different currency than the entity’s functional currency.

(e)
Represents corporate income taxes at an assumed effective tax rate of 26.4% for all periods presented applied to Adjusted Net Income before income taxes. For pre-IPO periods, this adjustment assumes Tradeweb Markets LLC was subject to a corporate tax rate for the periods presented.

(f)
Due to the Reorganization Transactions and the IPO completed in April 2019, shares outstanding during the six months ended June 30, 2019 represent shares of TWM LLC (pre-IPO period) and shares of Class A and Class B common stock of Tradeweb Markets Inc. (post-IPO period).

The following table summarizes the calculation of Adjusted Diluted EPS for all periods presented:
Reconciliation of Diluted Weighted Average Shares Outstanding to Adjusted Diluted Weighted Average Shares Outstanding	Pre-IPO Period	Post-IPO Period
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Diluted weighted average TWM LLC shares outstanding	223,320,457	—	222,243,851	215,365,920	213,435,314	212,568,635	210,979,704
Diluted weighted average shares of Class A and Class B common stock outstanding	—	150,847,183	—	—	—	—	—
Assumed exchange of LLC Interests for shares of Class A or Class B common stock (1)	—	79,289,005	—	—	—	—	—
Adjusted diluted weighted average shares outstanding	223,320,457	230,136,188	222,243,851	215,365,920	213,435,314	212,568,635	210,979,704
Adjusted Net Income	$52,190	$56,629	$40,839	$137,327	$95,075	$131,369	$118,012
Adjusted Diluted EPS	$0.23	$0.25	$0.18	$0.64	$0.45	$0.62	$0.56

(1)
Assumes the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A or Class B common stock, resulting in the elimination of the non-controlling interests and recognition of the net income attributable to non-controlling interests.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma consolidated statements of income for the six months ended June 30, 2019 and the year ended December 31, 2018 give effect to the Transactions as if the same had occurred on January 1, 2018. The unaudited pro forma consolidated statement of financial condition as of June 30, 2019 gives effect to this offering as if the same had occurred on June 30, 2019. Tradeweb Markets LLC is the predecessor of the issuer, Tradeweb Markets Inc., for financial reporting purposes. Prior to the consummation of the Reorganization Transactions, Tradeweb Markets Inc. did not conduct any activities other than those incident to its formation and the IPO. As a result of the Reorganization Transactions completed in connection with the IPO, Tradeweb Markets Inc. became the sole manager of Tradeweb Markets LLC whose only material assets consist of its equity interest in Tradeweb Markets LLC and related deferred tax assets. As a result, Tradeweb Markets Inc. consolidates the financial results of Tradeweb Markets LLC and its subsidiaries. Accordingly, the historical consolidated financial data presented below relating to periods prior to and including March 31, 2019 reflect the results of operations, financial position and cash flows of Tradeweb Markets LLC, the predecessor of Tradeweb Markets Inc. for financial reporting purposes, and its subsidiaries. The historical consolidated financial data presented below relating to periods beginning on April 1, 2019, and through and including June 30, 2019 reflect the results of operations, financial position and cash flows of Tradeweb Markets Inc. and its subsidiaries, including the consolidation of its investment in Tradeweb Markets LLC. See “Basis of Presentation.”
We have derived the unaudited pro forma consolidated financial information as of and for the six months ended June 30, 2019 from the consolidated financial statements of Tradeweb Markets Inc. included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated financial information for the year ended December 31, 2018 from the consolidated financial statements of Tradeweb Markets LLC included elsewhere in this prospectus. The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma combined financial statements. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, “Basis of Presentation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
The pro forma adjustments related to the Refinitiv Transaction, which we refer to as the “Refinitiv Adjustments,” are described in the notes to the unaudited pro forma consolidated financial information, and principally include the consummation of the Refinitiv Transaction and the application of pushdown accounting. As a result of the Refinitiv Transaction, we revalued our assets and liabilities based on their fair values as of the closing date of the Refinitiv Transaction in accordance with the acquisition method of accounting. The unaudited pro forma consolidated financial information presented, and the allocation of the total purchase price of the Refinitiv Transaction attributable to the purchase of our assets and liabilities, are based on the fair values of our assets and our liabilities, as of the closing date of the Refinitiv Transaction. The values of our assets and liabilities were determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market for the asset or liability. In determining the fair value of the assets acquired and liabilities assumed, we considered the report of a third-party valuation expert. Our management is responsible for these internal and third-party valuations and appraisals and they are continuing to review the amounts and allocations to finalize these amounts.
The pro forma adjustments related to the IPO and Reorganization Transactions, which we refer to as the “IPO and Reorganization Adjustments,” are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:
•
the amendment and restatement of the TWM LLC Agreement to, among other things, (i) provide for LLC Interests that are the single class of common membership interests in TWM LLC, (ii) exchange all of the existing membership interests in TWM LLC for LLC Interests and (iii) appoint Tradeweb as the sole manager of TWM LLC;

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
the amendment and restatement of Tradeweb’s certificate of incorporation to, among other things, (i) provide for Class A common stock, Class B common stock, Class C common stock and Class D common stock and (ii) issue shares of Class C common stock and/or Class D common stock to the Original LLC Owners that received LLC Interests, on a one-to-one basis with the number of LLC Interests they owned immediately following the amendment and restatement of the TWM LLC Agreement for nominal consideration;

•
the receipt of 96,933,192 shares of Class B common stock by the Refinitiv Direct Owner and 96,933,192 LLC Interests by Tradeweb as a result of the Refinitiv Contribution;

•
a provision for federal and state income taxes of Tradeweb as a taxable corporation at an effective rate of 18.6% for the six months ended June 30, 2019 and the year ended December 31, 2018;

•
the issuance of shares of our Class A common stock to the purchasers in the IPO in exchange for net proceeds of approximately $1,161.3 million, after deducting underwriting discounts and commissions but before deducting offering expenses;

•
the application of all of the net proceeds from the IPO to purchase issued and outstanding LLC Interests from certain of the Bank Stockholders at a purchase price per interest equal to the initial public offering price of Class A common stock, less the underwriting discounts and commissions payable thereon;

•
the effects of the Tax Receivable Agreement that provides for the payment by Tradeweb to a Continuing LLC Owner of 50% of the amount of U.S. federal, state and local income or franchise tax savings, if any, that Tradeweb actually realizes (or in some circumstances is deemed to realize) as a result of  (i) increases in the tax basis of TWM LLC’s assets resulting from (a) the purchase of LLC Interests from such Continuing LLC Owner, including with the net proceeds from the IPO and this offering or (b) redemptions or exchanges by such Continuing LLC Owner of LLC Interests for shares of our Class A common stock or Class B common stock or for cash, as applicable and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement; and

•
the payment of fees and expenses related to the IPO.

The pro forma adjustments related to this offering, which we refer to as the “Offering Adjustments,” are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:
•
the issuance of shares of Class A common stock to the purchasers in this offering, in exchange for net proceeds of approximately $     million, assuming the shares are offered at $     per share (the closing price for our shares of Class A common stock on Nasdaq on            , 2019), after deducting underwriting discounts and commissions but before deducting offering expenses;

•
the application of all the net proceeds from this offering to purchase issued and outstanding LLC Interests from certain of the Other LLC Owners at a purchase price per interest equal to the public offering price of Class A common stock, less the underwriting discounts and commissions payable thereon;

•
the related effects of the Tax Receivable Agreement; and

•
the payment of fees and expenses related to this offering.

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.
We refer to the transactions related to the Refinitiv Adjustments, the IPO and Reorganization Adjustments and the Offering Adjustments collectively as the “Transactions.”
As a public company, we have started, and will continue, to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We incur additional expenses related to these steps and, among other things, additional directors’ and officers’

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.
The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the Transactions, including this offering. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. For further discussion of these matters, see “Basis of Presentation,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Financial Condition
as of June 30, 2019
(in thousands, except share amounts)
	Historical			Pro Forma
	Tradeweb Markets Inc. and Subsidiaries	Offering Adjustments		Tradeweb Markets Inc. and Subsidiaries
Assets
Cash and cash equivalents	$313,582		$(1)	$
Restricted cash	1,200
Receivable from brokers and dealers and clearing organizations	255,250
Deposits with clearing organizations	13,398
Accounts receivable, net of allowance	92,854
Furniture, equipment, purchased software and leasehold improvements, net of accumulated depreciation and amortization	35,742
Right-of-use assets	30,145
Software development costs, net of accumulated amortization	172,614
Intangible assets, net of accumulated amortization	1,331,145
Goodwill	2,694,797
Receivable from affiliates	2,849
Deferred tax asset	98,469		(2)
Other assets	30,302
Total assets	$5,072,347	$			$—
Liabilities and Stockholders’ Equity
Liabilities
Payable to brokers and dealers and clearing organizations	$255,163	$		$
Accrued compensation	68,622
Deferred revenue	25,270
Accounts payable, accrued expenses and other liabilities	34,502
Employee equity compensation payable	728
Lease liability	34,528
Payable to affiliates	6,004
Deferred tax liability	21,304
Tax receivable agreement liability	171,426		(2)
Total liabilities	617,547				—
Stockholders’ Equity
Preferred stock, $.00001 par value; 250,000,000 shares authorized; none issued or outstanding	—
Class A common stock, $.00001 par value; 1,000,000,000 shares authorized; 46,000,000 shares issued and outstanding, actual; shares issued and outstanding, pro forma	—		(3)
Class B common stock, $.00001 par value; 450,000,000 shares authorized; 96,933,192 shares issued and outstanding	1
Class C common stock, $.00001 par value; 350,000,000 shares authorized; 10,006,269 shares issued and outstanding, actual; shares issued and outstanding, pro forma	—		(3)
Class D common stock, $.00001 par value; 300,000,000 shares authorized; 69,282,736 shares issued and outstanding, actual; shares issued and outstanding, pro forma	1		(3)
Additional paid-in capital	2,846,681		(4)
Accumulated other comprehensive income	(525)
Retained earnings	1,393
Total stockholders’ equity attributable to Tradeweb Markets Inc.	2,847,551
Non-controlling interests	1,607,249
Total equity	4,454,800		(5)
Total liabilities and stockholders’ equity	$5,072,347	$		$

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statement of Financial Condition
(1)
The following sets forth the estimated sources and uses of funds in connection with this offering, assuming the issuance of       shares of Class A common stock at a price of   $     per share (the closing price for our shares of Class A common stock on Nasdaq on            , 2019):

Sources:
•
$     million of gross cash proceeds to us from the offering of Class A common stock; and

•
$     million of cash.

Uses:
•
we will use $     million to pay underwriting discounts and commissions;

•
we will use $     million to purchase issued and outstanding LLC Interests (and cancel the corresponding shares of common stock) from certain of the Other LLC Owners, at a purchase price per interest equal to the public offering price per share of Class A common stock, less the underwriting discounts and commissions payable thereon; and

•
we will cause TWM LLC to use $     million of cash on hand to pay a portion of estimated offering expenses, including certain legal, accounting and other related expenses associated with this offering.

(2)
Reflects the effects of the Tax Receivable Agreement on our unaudited pro forma consolidated statement of financial condition as a result of our purchase of LLC Interests from certain of the Other LLC Owners using the net proceeds from this offering.

Tradeweb Markets Inc. is subject to U.S. federal and state income taxes and files income tax returns in U.S. federal and certain state jurisdictions. We expect to obtain an increase in our share of the tax basis of the assets of TWM LLC when LLC Interests are redeemed or exchanged by the Continuing LLC Owners (including exchanges of LLC Interests for the net proceeds of this offering) and in connection with certain other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. In connection with the IPO, we entered into the Tax Receivable Agreement with TWM LLC and the Continuing LLC Owners. Pursuant to the Tax Receivable Agreement, we are required to make cash payments to the Continuing LLC Owners equal to 50% of the amount of U.S. federal, state and local income or franchise tax savings, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of certain future tax benefits to which we may become entitled. We expect to benefit from the remaining 50% of tax benefits, if any, that we may actually realize. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Tax Receivable Agreement.”
The tax benefit expected to be realized in connection with this offering of  $     million of amortizable tax basis will be amortized primarily over 15 years pursuant to Section 197 of the Internal Revenue Code, and other applicable depreciation rules. The tax basis has been recognized as a deferred tax asset in our unaudited pro forma consolidated statement of financial condition. The associated obligation to pay 50% of the tax savings (or $     million) as the tax reduction is realized by us has been recognized as a tax receivable agreement liability in our unaudited pro forma condensed consolidated statement of financial condition. Cash and cash equivalents in the unaudited pro forma consolidated statement of financial condition have not been adjusted to reflect the impact of any potential future Tax Receivable Agreement payments or any remaining benefits that may be realized by us.
The deferred tax asset adjustment and the associated liability adjustment related to the Tax Receivable Agreement assume: (1) only exchanges associated with this offering and the use of proceeds therefrom, (2) a share price based on an assumed public offering price of $      per share (the closing price for our shares of Class A common stock on Nasdaq on            , 2019), (3) a constant federal income tax rate of 21.0%, (4) no material changes in tax law, (5) the ability to utilize tax attributes and (6) future Tax Receivable Agreement payments.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
We anticipate that we will account for the income tax effects resulting from future taxable exchanges of LLC Interests by Continuing LLC Owners for shares of our Class A common stock or Class B common stock or cash by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of each exchange. Further, we will evaluate the likelihood that we will realize the benefit represented by the deferred tax asset, and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance.
The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. All of the effects of changes to both the deferred tax assets and our obligations under the Tax Receivable Agreement after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.
(3)
Reflects the (i) issuance of       shares of Class A common stock to the purchasers in this offering and (ii) cancellation of an aggregate of       shares of Class C common stock and Class D common stock as a result of our purchase of outstanding LLC Interests from certain of the Other LLC Owners using the net proceeds from this offering. Each share of Class A common stock and Class C common stock entitles its holder to one vote on all matters presented to our stockholders generally. Each share of Class D common stock entitles its holder to ten votes on all matters presented to our stockholders generally. Holders of Class D common stock are not entitled to receive any distributions from or participate in any dividends declared by our board of directors.

(4)
Reflects the effects on additional paid-in capital relating to the following (in thousands):

Amount
Gross proceeds from offering of Class A common stock	$
Payment of underwriting discounts and commissions
Purchase of LLC Interests (and cancellation of shares of common stock) from certain of the Other LLC Owners
Payment of estimated offering costs other than underwriting discounts and commissions
Difference between the deferred tax asset recognized and the Tax Receivable Agreement liability (see note 2)
Portion allocated to non-controlling interests
Total adjustment to additional paid-in capital	$
(5)
We are the sole manager of TWM LLC. As the sole manager of TWM LLC, we operate and control all of the business and affairs of TWM LLC and, through TWM LLC and its subsidiaries, conduct our business. As a result of this control, and because we have a substantial financial interest in TWM LLC, we consolidate the financial results of TWM LLC and report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners in our consolidated financial statements.

Following this offering and the application of all of the net proceeds from this offering to purchase issued and outstanding LLC Interests (and cancel the corresponding shares of common stock) from certain of the Other LLC Owners, we will own      LLC Interests, representing    % of the economic interest of TWM LLC, and the Continuing LLC Owners will own     LLC Interests, representing the remaining     % of the economic interest of TWM LLC. This pro forma adjustment represents the adjustment to the carrying value of the non-controlling interests to reflect our increased ownership in TWM LLC.
(6)
The LLC Interests held by the Continuing LLC Owners, representing the non-controlling interests, are redeemable at the election of such holders, for shares of Class A common stock or Class B common stock, as the case may be, on a one-for-one basis or, at our option, a cash payment in accordance with the terms of the TWM LLC Agreement. See “Certain Relationships and Related Party Transactions — Certain Transactions Entered Into in Connection With the IPO — TWM LLC Agreement” for additional information regarding redemption rights of the holders of LLC Interests and exchange rights of holders of Class C common stock and Class D common stock.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Income
For the Six Months Ended June 30, 2019
(in thousands, except share and per amounts)
	Historical					Pro Forma
	Tradeweb Markets Inc. and Subsidiaries	IPO and Reorganization Adjustments	As Adjusted Before this Offering	Offering Adjustments		Tradeweb Markets Inc. and Subsidiaries
Revenues
Transaction fees	$206,592	$—	$206,592	$		$
Subscription fees	69,011	—	69,011
Commissions	70,610	—	70,610
Refinitiv market data fees	27,001	—	27,001
Other	4,063	—	4,063
Gross revenue	377,277	—	377,277
Contingent consideration	—	—	—
Net revenue	377,277	—	377,277
Expenses
Employee compensation and benefits	173,268(1)	—	173,268
Depreciation and amortization	67,795	—	67,795
Technology and communications	19,559	—	19,559
General and administrative	18,454	—	18,454
Professional fees	13,709	—	13,709
Occupancy	7,260	—	7,260
Total expenses	300,045	—	300,045
Operating income	77,232	—	77,232
Net interest income	1,033	—	1,033
Income before taxes	78,265	—	78,265
Provision for income taxes	(11,097)	(3,460)(2)	(14,557)		(2)
Net income	$67,168	$(3,460)	$63,708	$		$
Less: Pre-IPO net income attributable to Tradeweb Markets LLC	42,352	(42,352)	—
Net income attributable to Tradeweb Markets Inc. and non-controlling interests	24,816	38,892	63,708
Less: Net income attributable to non-controlling interests	11,988	15,127(3)	27,115		(3)
Net income attributable to Tradeweb Markets Inc.	$12,828	$23,765	$36,593	$		$
Pro forma earnings per share data(4):
Earnings per share
Basic						$
Diluted						$
Weighted average shares of Class A and Class B common stock outstanding
Basic
Diluted
See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Income.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statement of Income
For the Six Months Ended June 30, 2019
(1)
Includes $20.4 million ($18.9 million of which was charged immediately upon the completion of the IPO) of non-cash stock-based compensation expense related to the Special Option Award which, as a result of the completion of the IPO, we began to expense during the second quarter of 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation.”

(2)
TWM LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by TWM LLC will flow through to its partners, including us, and is generally not subject to tax at the TWM LLC level. TWM LLC or some of its subsidiaries, are subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in certain state and local jurisdictions and income taxes in foreign jurisdictions on certain of their operations. Additionally, some subsidiaries are treated as a C corporation for U.S. federal and state income tax purposes and are therefore subject to income taxes on their income earned or losses incurred. As a result, the unaudited pro forma consolidated statement of income reflects adjustments to our income tax expense based on the following effective tax rate calculated as follows:

	IPO and Reorganization Adjustments	Offering Adjustments
Tradeweb ownership percentage	64.3%	%
U.S. federal income tax rate	21.0
Less: rate attributable to non-controlling interests	(7.7)
State, local and foreign taxes, net of federal tax benefit	5.3
Effective tax rate	18.6%	%
(3)
Upon completion of the Reorganization Transactions, we became the sole manager of TWM LLC. As the sole manager of TWM LLC, we operate and control all of the business and affairs of TWM LLC and, through TWM LLC and its subsidiaries, conduct our business. As a result of this control, and because we have a substantial financial interest in TWM LLC, we consolidate the financial results of TWM LLC and report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners in our consolidated financial statements.

Following the completion of the Reorganization Transactions and IPO, we owned 64.3% of the economic interest of TWM LLC and the Continuing LLC Owners owned 35.7% of the economic interest of TWM LLC, and as such, this adjustment reflects that 35.7% of TWM LLC’s net income was attributable to the non-controlling interests following the completion of the Reorganization Transactions and IPO.
Following this offering and the application of all of the net proceeds from this offering to purchase issued and outstanding LLC Interests (and cancel the corresponding shares of common stock) from certain of the Other LLC Owners, we will own    % of the economic interest of TWM LLC and the Continuing LLC Owners will own     % of the economic interest of TWM LLC, and as such, this adjustment reflects that    % of TWM LLC’s net income will be attributable to the non-controlling interests following this offering.
(4)
Pro forma basic earnings per share is computed by dividing the pro forma net income attributable to Tradeweb Markets Inc. by the pro forma weighted-average shares of Class A common stock and Class B common stock outstanding during the period. Pro forma diluted earnings per share is computed by adjusting pro forma net income attributable to Tradeweb Markets Inc. and the weighted average shares of Class A common stock and Class B common stock outstanding to give effect to potentially dilutive securities that qualify as participating securities using the treasury stock method, as applicable. Shares of Class C common stock and Class D common stock are not entitled to receive any distributions or dividends and, therefore, are not included in, as they are not participating securities for purposes of, the computation of pro forma basic or diluted earnings per share. The diluted weighted

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 average share calculation assumes that certain equity awards were issued and outstanding at the beginning of the period and certain equity PRSU awards were issued and outstanding on the last day of the period. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share.
Pro Forma Tradeweb Markets Inc.
(in thousands, except per share amounts)	Six Months Ended June 30, 2019
Numerator:
Net income	$
Less: Net income attributable to non-controlling interests
Net income attributable to Tradeweb Markets Inc. – Basic and Diluted	$
Denominator:
Shares of Class A common stock issued in connection with the IPO		46,000,000
Shares of Class B common stock issued in connection with the Reorganization Transactions		96,933,192
Shares of Class A common stock issued in connection with this offering
Weighted average shares of Class A and Class B common stock outstanding – Basic
Dilutive effect of options
Dilutive effect of equity-settled PRSUs
Weighted average shares of Class A and Class B common stock outstanding – Diluted
Earnings per share – Basic	$
Earnings per share – Diluted	$
LLC Interests held by the Continuing LLC Owners are redeemable, at the election of such holders, for shares of our Class A common stock or Class B common stock. After evaluating the potential dilutive effect under the if-converted method, the outstanding LLC Interests for the assumed exchange of non-controlling interests were determined to be anti-dilutive and thus were excluded from the computation of diluted earnings per share.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Income
For the Year Ended December 31, 2018
(in thousands, except share and per share amounts)
	Historical Tradeweb Markets LLC
	Successor	Predecessor							Pro Forma
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Refinitiv Adjustments	Pro Forma TWM LLC	IPO and Reorganization Adjustments	As Adjusted Before this Offering	Offering Adjustments		Tradeweb Markets Inc. and Subsidiaries
Revenues
Transaction fees	$97,130	$273,751	$—	$370,881	$—	$370,881	$		$
Subscription fees	33,052	107,130	—	140,182	—	140,182
Commissions	32,840	79,830	—	112,670	—	112,670
Refinitiv market data fees (Thomson Reuters market data fees in the Predecessor period)	13,467	36,851	—	50,318	—	50,318
Other	2,148	8,209	—	10,357	—	10,357
Gross revenue	178,637	505,771	—	684,408	—	684,408
Contingent consideration	—	(26,830)	—	(26,830)	—	(26,830)
Net revenue	178,637	478,941	—	657,578	—	657,578
Expenses
Employee compensation and benefits	80,436	209,053	—	289,489	6,874(2)	296,363
Depreciation and amortization	33,020	48,808	47,571(1)	129,399	—	129,399
Technology and communications	9,907	26,598	—	36,505	—	36,505
General and administrative	11,837	23,056	—	34,893	—	34,893
Professional fees	8,194	20,360	—	28,554	—	28,554
Occupancy	3,308	10,732	(301)(1)	13,739	—	13,739
Total expenses	146,702	338,607	47,270	532,579	6,874	539,453
Operating income	31,935	140,334	(47,270)	124,999	(6,874)	118,125
Net interest income	787	1,726	—	2,513	—	2,513
Income before taxes	32,722	142,060	(47,270)	127,512	(6,874)	120,638
Provision for income taxes	(3,415)	(11,900)	—	(15,315)	(7,124)(3)	(22,439)		(3)
Net income	$29,307	$130,160	$(47,270)	$112,197	$(13,998)	$98,199	$		$
Less: Net income attributable to non-controlling interests	$—	$—	$—	$—	$37,600(4)	$37,600		$(4)	$
Net income attributable to Tradeweb Markets Inc.	$29,307	$130,160	$(47,270)	$112,197	$(51,598)	$60,599	$		$
Pro forma earnings per share data(5):
Earnings per share
Basic							$		$
Diluted							$		$
Weighted average shares of Class A and Class B common stock outstanding
Basic
Diluted
See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Income.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statement of Income
For the Year Ended December 31, 2018
(1)
As a result of pushdown accounting, the depreciation and amortization of tangible and intangible assets will be different due to changes in the depreciable and amortizable value and the depreciation and amortization period of the depreciating and amortizing assets. In addition, a leasehold interests liability was established, which is recognized as a reduction of occupancy expense over the remaining term of the related leases. For the 2018 Successor Period and the 2018 Predecessor Period, depreciation and amortization of tangible and intangible assets of  $33.0 million and $48.8 million, respectively, and occupancy expense of $3.3 million and $10.7 million, respectively, were expensed in the audited consolidated statement of income of Tradeweb Markets LLC included elsewhere in this prospectus. If the different depreciable and amortizable values and depreciation and amortization periods and the leasehold interests liability from pushdown accounting were applied to the 2018 Predecessor Period, depreciation and amortization costs of tangible and intangible assets and occupancy expense for the year ended December 31, 2018 would have been $129.4 million and $13.7 million, respectively.

(2)
Upon completion of the Reorganization Transactions, we became the sole manager of TWM LLC. As the sole manager of TWM LLC, we operate and control all of the business and affairs of TWM LLC and, through TWM LLC and its subsidiaries, conduct our business. As a result of this control, and because we have a substantial financial interest in TWM LLC, we consolidate the financial results of TWM LLC and report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners in our consolidated financial statements.

Following the completion of the Reorganization Transactions and IPO, we owned 64.3% of the economic interest of TWM LLC and the Continuing LLC Owners owned 35.7% of the economic interest of TWM LLC, and as such, this adjustment reflects that 35.7% of TWM LLC’s net income was attributable to the non-controlling interests following the completion of the Reorganization Transactions and IPO.
Following this offering and the application of all of the net proceeds from this offering to purchase issued and outstanding LLC Interests (and cancel the corresponding shares of common stock) from certain of the Other LLC Owners, we will own      % of the economic interest of TWM LLC and the Continuing LLC Owners will own     % of the economic interest of TWM LLC, and as such, this adjustment reflects that     % of TWM LLC’s net income will be attributable to the non-controlling interests following this offering.
(3)
TWM LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As such, income generated by TWM LLC will flow through to its partners, including us, and is generally not subject to tax at the TWM LLC level. TWM LLC or some of its subsidiaries, are subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in certain state and local jurisdictions and income taxes in foreign jurisdictions on certain of their operations. Additionally, some subsidiaries are treated as a C corporation for U.S. federal and state income tax purposes and are therefore subject to income taxes on their income earned or losses incurred. As a result, the unaudited pro forma consolidated statement of income reflects adjustments to our income tax expense based on the following effective tax rate calculated as follows:

	IPO and Reorganization Adjustments	Offering Adjustments
Tradeweb ownership percentage	64.3%	%
U.S. federal income tax rate	21.0
Less: rate attributable to non-controlling interest	(7.7)
State, local and foreign taxes, net of federal tax benefit	5.3
Effective tax rate	18.6%	%
(4)
This adjustment represents the increase in compensation expense we incurred following the completion of the IPO related to the Special Option Award, based on 2019 annualized expense (excluding the

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 expense incurred as an immediate result of the IPO, which is reflected in the unaudited consolidated statement of financial condition as of June 30, 2019). In 2018, we granted 18,137,082 options under the Option Plan with tranches vesting between January 1, 2019 and January 1, 2022. The options became exercisable in connection with the IPO, subject to any applicable vesting periods. Some of the tranches vested on an accelerated basis as a result of the IPO. The annualized expense is based on the fair value calculation of the options using the Black-Scholes model. The assumptions applied to the model for the multiple tranches are as follows:
Assumptions
Risk-free rate	2.92 – 2.99%
Annualized volatility	20.00%
Annual dividend yield	4.02%
Term	5.3 years – 6.7 years
(5)
Pro forma basic earnings per share is computed by dividing the pro forma net income attributable to Tradeweb Markets Inc. by the pro forma weighted-average shares of Class A common stock and Class B common stock outstanding during the period. Pro forma diluted earnings per share is computed by adjusting pro forma net income attributable to Tradeweb Markets Inc. and the weighted average shares of Class A common stock and Class B common stock outstanding to give effect to potentially dilutive securities that qualify as participating securities using the treasury stock method, as applicable. On December 31, 2018, most of the outstanding awards granted under the PRSU Plan were modified so they would no longer be settled in cash but instead would be settled in interests of TWM LLC. Following the completion of the IPO, the PRSU Plan is sponsored by Tradeweb Markets Inc. Shares of Class C common stock and Class D common stock are not entitled to receive any distributions or dividends and, therefore, are not included in, as they are not participating securities for purposes of, the computation of pro forma basic or diluted earnings per share. The diluted weighted average share calculation assumes that certain equity awards were issued and outstanding at the beginning of the period and the modified PRSU awards were issued and outstanding on the last day of the period. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share.

Pro Forma Tradeweb Markets Inc.
(in thousands, except per share amounts)	Year Ended December 31, 2018
Numerator:
Net income	$
Less: Net income attributable to non-controlling interests
Net income attributable to Tradeweb Markets Inc. – Basic and Diluted	$
Denominator:
Shares of Class A common stock issued in connection with the IPO		46,000,000
Shares of Class B common stock issued in connection with the Reorganization Transactions		96,933,192
Shares of Class A common stock issued in connection with this offering
Weighted average shares of Class A and Class B common stock outstanding – Basic
Dilutive effect of options
Dilutive effect of equity-settled PRSUs
Weighted average shares of Class A and Class B common stock outstanding – Diluted
Earnings per share – Basic	$
Earnings per share – Diluted	$

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
LLC Interests held by the Continuing LLC Owners are redeemable, at the election of such holders, for shares of our Class A common stock or Class B common stock. After evaluating the potential dilutive effect under the if-converted method, the outstanding LLC Interests for the assumed exchange of non-controlling interests were determined to be anti-dilutive and thus were excluded from the computation of diluted earnings per share.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections titled “Basis of Presentation,” “Selected Historical Consolidated Financial and Other Data” and “Unaudited Pro Forma Consolidated Financial Information” and our consolidated financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by the forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.
Overview
We are a leader in building and operating electronic marketplaces for our global network of clients across the financial ecosystem. Our network is comprised of clients across the institutional, wholesale and retail client sectors, including many of the largest global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms as well as regional dealers. Our marketplaces facilitate trading across a range of asset classes, including rates, credit, money markets and equities. We are a global company serving clients in over 65 countries with offices in North America, Europe and Asia. We believe our proprietary technology and culture of collaborative innovation allow us to adapt our offerings to enter new markets, create new platforms and solutions and adjust to regulations quickly and efficiently. We support our clients by providing solutions across the trade lifecycle, including pre-trade, execution, post-trade and data.
Our institutional client sector serves institutional investors in over 40 markets across 25 currencies, and in over 65 countries around the globe. We connect institutional investors with pools of liquidity using our flexible order and trading systems. Our clients trust the integrity of our markets and recognize the value they get by trading electronically: enhanced transparency, competitive pricing, efficient trade execution and regulatory compliance.
In our wholesale client sector, we provide a broad range of electronic, voice and hybrid platforms to more than 300 dealers and financial institutions with more than 90 actively trading on our electronic or hybrid markets with our Dealerweb platform. This platform was launched in 2008 following the acquisition of inter-dealer broker Hilliard Farber & Co., Inc. In 2011, we acquired the brokerage assets of Rafferty Capital Markets. Today, Dealerweb actively competes across a range of rates, credit, derivatives and equity markets.
In our retail client sector, we provide advanced trading solutions for financial advisory firms and traders with our Tradeweb Direct platform. We entered the retail sector in 2006 and launched our Tradeweb Direct platform following the 2013 acquisition of BondDesk Group LLC, which was built to bring innovation and efficiency to the wealth management community. Tradeweb Direct has provided financial advisory firms access to live offerings, accurate pricing in the marketplace and fast execution.
Our markets are large and growing. Electronic trading continues to increase across the markets in which we operate as a result of market demand for greater transparency, higher execution quality, operational efficiency and lower costs, as well as regulatory changes. We believe our deep client relationships, asset class breadth, geographic reach, regulatory knowledge and scalable technology position us to continue to be at the forefront of the evolution of electronic trading. Our platforms provide transparent, efficient, cost-effective and compliant trading solutions across multiple products, regions and regulatory regimes. As market participants seek to trade across multiple asset classes, reduce their costs of trading and increase the effectiveness of their trading, including through the use of data and analytics, we believe the demand for our platforms and electronic trading solutions will continue to grow.
Trends and Other Factors Impacting Our Performance
Economic Environment
Our business is impacted by the overall market activity and, in particular, trading volumes and market volatility. Lower volatility is correlated to lower liquidity, which may result in lower trading volume for our

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 clients and may negatively impact our operating performance. As a result, our business is sensitive to slow trading environments and the continuity of conservative monetary policies of central banks internationally, which tend to lessen volatility.
While our business is impacted by the overall activity of the market and market volatility, our revenues consist of a mix of fixed and variable fees that partially mitigates this impact. More importantly, we are actively engaged in the further electronification of trading activities, which will help mitigate this impact as we believe secular growth trends can partially offset market volatility risk.
Regulatory Environment
Our business is subject to extensive regulations in the United States and internationally, which may expose us to significant regulatory risk and cause additional legal costs to ensure compliance. See “Business — Regulation.” The existing legal framework that governs the financial markets is periodically reviewed and amended, resulting in enforcement of new laws and regulations that apply to our business. The current regulatory environment in the United States may be subject to future legislative changes driven by the current presidential administration. The impact of any reform efforts on us and our operations remains uncertain. In addition, as a result of the referendum in favor of the United Kingdom’s withdrawal from the European Union (“Brexit”) in June 2016, which is currently scheduled to occur on October 31, 2019, we have incurred additional costs to address the potential effects of Brexit, including costs associated with establishing a new regulated subsidiary in the Netherlands. Compliance with regulations may require us to dedicate additional financial and operational resources, which may adversely affect our profitability. In addition, compliance with regulations may require our clients to dedicate significant financial and operational resources, which may negatively affect their ability to pay our fees and use our platforms and, as a result, our profitability. However, under certain circumstances regulation may increase demand for our platforms and solutions, and we believe we are well positioned to benefit from any potential increased electronification due to regulatory changes as market participants seek platforms that meet regulatory requirements and solutions that help them comply with their regulatory obligations. For example, our 2018 revenue increased due in part to increased trading volumes as a result of, and the introduction of our new APA service in connection with, the implementation of MiFID II in January 2018.
Competitive Environment
We and our competitors compete to introduce innovations in market structure and new electronic trading capabilities. While we endeavor to be a leader in innovation, new trading capabilities of our competitors are also adopted by market participants. On the one hand, this increases liquidity and electronification for all participants, but it also puts pressure on us to further invest in our technology and to innovate to ensure the continued growth of our network of clients and continued improvement of liquidity, electronic processing and pricing on our platforms. Our ability to compete is influenced by key factors such as (i) developments in trading platforms and solutions, (ii) the liquidity we provide on transactions, (iii) the transaction costs we incur in providing our solutions, (iv) the efficiency in execution of transactions on our platforms, (v) our ability to hire and retain talent and (vi) our ability to maintain the security of our platforms and solutions. Our competitive position is also influenced by the familiarity and integration of our clients with our electronic, voice and hybrid systems. When either a client wants to trade in a new product or we want to introduce a new product, trading protocol or other solution, we believe we benefit from our clients’ familiarity with our offerings as well as our integration into their order management systems and back offices. See “Business — Competition” for more detail on our competitors.
Technology and Cybersecurity Environment
Our business and its success are largely impacted by the introduction of increasingly complex and sophisticated technology systems and infrastructures and new business models. Offering specialized trading venues and solutions through the development of new and enhanced platforms is essential to maintaining our level of competitiveness in the market and attracting new clients seeking platforms that provide advanced automation and better liquidity. We believe we will continue to increase demand for our platforms and solutions and the volume of transactions on our platforms, and thereby enhance our client relationships, by responding to new trading and information requirements by utilizing technological

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 advances and emerging industry standards and practices in an effective and efficient way. We plan to continue to focus on technology infrastructure initiatives and continually improve our platforms and solutions to further enhance our market position. We experience cyber-threats and attempted security breaches. If these were successful, these cyber security incidents could impact revenue and operating income and increase costs. We therefore continue to make investments, which may result in increased costs, to strengthen our cybersecurity measures.
Foreign Currency Exchange Rate Environment
We earn revenues, pay expenses, hold assets and incur liabilities in currencies other than the U.S. dollar. Accordingly, fluctuations in foreign currency exchange rates can affect our results of operations from period to period. In particular, fluctuations in exchange rates for non-U.S. dollar currencies may reduce the U.S. dollar value of revenues, earnings and cash flows we receive from non-U.S. markets, increase our operating expenses (as measured in U.S. dollars) in those markets, negatively impact our competitiveness in those markets or otherwise adversely impact our results of operations or financial condition. Future fluctuations of foreign currency exchange rates and their impact on our results of operations and financial condition are inherently uncertain. As we continue to grow the size of our global operations, these fluctuations may be material. See “— Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency and Derivative Risk.”
Effect of Pushdown Accounting on our Financial Statements
As a result of the Refinitiv Transaction and the application of pushdown accounting, our assets and liabilities were adjusted to their estimated fair values as of October 1, 2018, the closing date of the Refinitiv Transaction. These adjusted valuations resulted in an increase in depreciation and amortization expense, due to the increased carrying value of our assets and the related increase in depreciation of tangible assets and amortization of our intangible assets, and a decrease in occupancy expense as a result of the recognition of a leasehold interest liability. Additionally, the excess of the portion of the total purchase price of the Refinitiv Transaction attributable to the purchase of our assets and liabilities over their estimated fair value as of the closing date of the Refinitiv Transaction was allocated to goodwill. Goodwill is subject to annual impairment testing. Amounts allocated to intangible assets with definite lives are subject to amortization over the estimated useful life of the asset. See “Note 3” to the audited consolidated financial statements of Tradeweb Markets LLC included elsewhere in this prospectus and “— Critical Accounting Policies and Estimates — Pushdown Accounting.”
Due to the change in the basis of accounting resulting from the application of pushdown accounting, the financial information for the period beginning on October 1, 2018, and through and including June 30, 2019, which we refer to as the “Successor period,” and the financial information for the periods prior to, and including, September 30, 2018, which we refer to as the “Predecessor period,” are not necessarily comparable. As discussed above, the new basis of accounting primarily impacted the values of our long-lived and indefinite-lived intangible assets and resulted in increased depreciation and amortization expense and decreased occupancy expense. However, the change in basis resulting from the Refinitiv Transaction and the application of pushdown accounting did not impact revenues, employee compensation and benefits expense, general and administrative expense, technology and communications expense or professional fees, and, for these metrics, we believe combining the results for the 2018 Successor and 2018 Predecessor periods provides meaningful information. Accordingly, certain discussions below for revenues and certain expenses represent the combined results of the 2018 Successor and 2018 Predecessor periods for the full year ended December 31, 2018. Such combination was performed by mathematical addition and is not a presentation made in accordance with GAAP, although we believe it provides a meaningful method of comparison for these metrics. The combined data is being presented for informational purposes only. The combined results for these metrics for the full year ended December 31, 2018 (i) have not been prepared on a pro forma basis, as if the Refinitiv Transaction occurred on the first day of the period, (ii) may not reflect the actual results we would have achieved absent the Refinitiv Transaction, (iii) may not be predictive of our future results of operations and (iv) should not be viewed as a substitute for the financial results of the Successor and Predecessor periods presented in accordance with GAAP. For all other metrics, to the extent that the change in basis had a material impact on our results, we have disclosed such impact under “— Results of Operations.”

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Taxation and Public Company Expenses
In connection with the Reorganization Transactions, we became the sole manager of TWM LLC. As a result, beginning with the second quarter of 2019, we became subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of TWM LLC and are taxed at prevailing corporate tax rates. Our actual effective tax rate is impacted by our ownership share of TWM LLC, which will increase over time as the Continuing LLC Owners redeem or exchange their LLC Interests for shares of Class A common stock or Class B common stock, as applicable. In addition to tax expenses, we also incur expenses related to our operations. Furthermore, in connection with the IPO, we entered into the Tax Receivable Agreement pursuant to which we will be required to make payments that we expect to be significant. We intend to cause TWM LLC to make distributions in an amount sufficient to allow us to pay our tax obligations, operating expenses, including payments under the Tax Receivable Agreement, and our quarterly cash dividends, as and when declared by our board of directors. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — TWM LLC Agreement” and “Dividend Policy.”
In addition, as a public company, we have started to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In particular, we expect our accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs to continue to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal control over financial reporting in accordance with the Sarbanes-Oxley Act and prepare and distribute periodic reports in accordance with SEC rules. Beginning in the second quarter of 2019, our financial statements reflect the impact of these expenses.
Components of our Results of Operations
Revenues
Our gross revenue is derived primarily from transaction fees, subscription fees, commissions and market data fees. For the six months ended June 30, 2018, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016, our gross revenue is offset by contingent consideration recognized as a contra-revenue adjustment related to the achievement of specific revenue earnout milestones, as further described below. This contingent consideration vested on, and has no additional impacts on our results of operations after, July 31, 2018. We believe that gross revenue is the key driver of our operating performance and therefore is the revenue measure we utilize to assess our business on a period by period basis.
Transaction Fees
We earn transaction fees from transactions executed on our trading platforms through various fee plans. Transaction fees are generated on both a variable and fixed price basis and vary by geographic region, product type and trade size. For most of our products, clients pay both fixed minimum monthly transaction fees and variable transaction fees on a per transaction basis in excess of the monthly minimum. For certain of our products, clients also pay a subscription fee in addition to the minimum monthly transaction fee. For other products, instead of a minimum monthly transaction fee, clients pay a subscription fee and variable or fixed transaction fees on a per transaction basis. For variable transaction fees, we charge clients fees based on the mix of products traded and the volume of transactions executed.
Transaction volume is determined by using either a measure of the notional volume of the products traded or a count of the number of trades. We typically charge higher fees for products that are less actively traded. In addition, because transaction fees are sometimes subject to fee plans with tiered pricing based on product mix, volume, monthly minimums and monthly maximum fee caps, average transaction fees per million generated for a client may vary each month depending on the mix of products and volume traded. Furthermore, because transaction fees vary by geographic region, product type and trade size, our revenues may not correlate with volume growth.
Subscription Fees
We earn subscription fees primarily for granting clients access to our markets for trading and market data. For a limited number of products, we only charge subscription fees and no transaction fees. Subscription fees are generally generated on a fixed price basis.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
For purposes of our discussion of our results of operations, we include Refinitiv (formerly Thomson Reuters) market data fees in subscription fees. We earn fixed license fees from our market data license agreement with Refinitiv. We also earn royalties from Refinitiv for referrals of new Eikon (a Refinitiv data platform) customers based on customer conversion rates. Royalties may fluctuate from period to period depending on the numbers of customer conversions achieved by Refinitiv during the applicable royalty fee earning period, which is typically five years from the date of the initial referral. See “Certain Relationships and Related Party Transactions — Transactions with Refinitiv/Thomson Reuters.”
Commissions
We earn commission revenue from our electronic and voice brokerage services on a riskless principal basis. Riskless principal revenues are derived on matched principal transactions where revenues are earned on the spread between the buy and sell price of the transacted product. For TBA-MBS, U.S. treasury and repurchase agreement transactions executed by our wholesale clients, we also generate revenue from fixed commissions that are generally invoiced monthly.
Contingent Consideration
In 2014, we issued Class A Shares and unvested Class P1-(A) Shares to some of the Bank Stockholders as a result of a $120.0 million capital contribution to facilitate our expansion into new credit products. In connection with this investment, certain employees also invested $5.3 million in us and were issued Class C Shares and unvested Class P1-(C) Shares. The Class P1-(A) Shares vested on July 31, 2018 upon the achievement of specific revenue earnout milestones related to the growth of specified credit products (the “Credit Initiative Earnout”). Prior to the July 31, 2018 vesting, we recognized contingent consideration with respect to the Credit Initiative Earnout as a contra-revenue adjustment, which partially offset gross revenue for the six months ended June 30, 2018, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016. See “— Critical Accounting Policies and Estimates — Contingent Consideration” for a discussion of the calculation of contingent consideration. The value of the contingent consideration of $156.2 million was finalized and contributed to members’ capital or employee equity compensation payable on July 31, 2018 and we therefore no longer recognize any contra-revenue adjustments from the Credit Initiative Earnout subsequent to that date. In connection with the Reorganization Transactions, the Class A Shares, Class P1-(A) Shares, Class C Shares and Class P1-(C) Shares were exchanged for LLC Interests.
Operating Expenses
Employee Compensation and Benefits
Employee compensation and benefits expense consists of wages, employee benefits, bonuses, commissions, stock-based compensation cost and related taxes. Factors that influence employee compensation and benefits expense include revenue and earnings growth, hiring new employees and trading activity which generates broker commissions. We expect employee compensation and benefits expense to increase as we hire additional employees and as our revenues and earnings grow. As a result, employee compensation and benefits can vary from period to period.
Depreciation and Amortization
Depreciation and amortization expense consists of costs relating to the depreciation and amortization of other intangible assets, acquired and internally developed software, leasehold improvements, furniture and equipment. As discussed in “— Effect of Pushdown Accounting on our Financial Statements,” we applied pushdown accounting as a result of the Refinitiv Transaction and therefore depreciation and amortization expense in Successor reporting periods will differ from amounts reported in Predecessor periods.
General and Administrative
General and administrative expense consists of travel and entertainment, marketing, value-added taxes, state use taxes, foreign currency transaction gains and losses, charitable contributions, other administrative expenses and bad debt expense. We expect general and administrative expense to increase as we expand the number of our employees and product offerings and grow our operations.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Technology and Communications
Technology and communications expense consists of costs relating to software and hardware maintenance, our internal network connections, data center costs, clearance costs and data feeds provided by third-party service providers, including Refinitiv pursuant to a shared services agreement. Factors that influence technology and communications expense include the growth of our client base and product offerings.
Professional Fees
Professional fees consist primarily of accounting, tax and legal fees and fees paid to technology and software consultants to maintain our trading platforms and infrastructure. Accounting, tax and legal fees are expected to grow as a result of the changes in our structure and operations that we will continue to implement as a public company. Factors that influence technology and software consulting expense include the growth of our client base and product offerings.
Occupancy
Occupancy expense consists of operating lease rent and related costs for office space and data centers leased in North America, Europe and Asia. Fees incurred by us under a shared services agreement with Refinitiv for office space are also included in occupancy expense. We expect occupancy expense to increase as we expand the number of our employees and grow our operations. As discussed in “— Effect of Pushdown Accounting on our Financial Statements,” we applied pushdown accounting as a result of the Refinitiv Transaction and therefore occupancy expense in Successor reporting periods will differ from amounts reported in Predecessor periods.
Net Interest Income (Expense)
Interest income consists of interest earned from our cash deposited with large commercial banks and money market funds. Beginning with the second quarter of 2019, interest expense consists of commitment fees payable on, and, if applicable, interest payable on any borrowings outstanding under, the Revolving Credit Facility. Historically, interest expense consisted of interest payable to Thomson Reuters under a convertible term note. Thomson Reuters converted all outstanding borrowings under this note to equity of the Company in May 2017.
Income Taxes
Beginning with the second quarter of 2019, we became subject to U.S. federal, state and local income taxes with respect to our taxable income, including our allocable share of any taxable income of TWM LLC, and are taxed at prevailing corporate tax rates. TWM LLC is a multiple member limited liability company taxed as a partnership and accordingly any taxable income generated by TWM LLC is passed through to and included in the taxable income of its members, including us, on a pro rata basis. Income taxes also include unincorporated business taxes on income earned or losses incurred for conducting business in certain state and local jurisdictions, income taxes on income earned or losses incurred in foreign jurisdictions on certain operations and federal and state income taxes on income earned or losses incurred, both current and deferred, on subsidiaries that are taxed as corporations for U.S. tax purposes.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Results of Operations
For the Six Months Ended June 30, 2019 (Successor) and Six Months Ended June 30, 2018 (Predecessor)
The following table sets forth a summary of our statements of income for the six months ended June 30, 2019 and 2018:
	Successor	Predecessor
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
	(dollars in thousands)
Gross revenue	$377,277	$340,518
Contingent consideration	—	(29,367)
Net revenue	377,277	311,151
Total expenses	300,045	223,634
Operating income	77,232	87,517
Net interest income	1,033	1,053
Income before taxes	78,265	88,570
Income taxes	(11,097)	(4,365)
Net income	$67,168	$84,205
Less: Pre-IPO net income attributable to Tradeweb Markets LLC	42,352
Net income attributable to Tradeweb Markets Inc. and non-controlling interests	24,816
Less: Net income attributable to non-controlling interests	11,988
Net income attributable to Tradeweb Markets Inc.	$12,828
Overview
During the six months ended June 30, 2019, our business was impacted by a number of factors, including higher client trading activity, driving revenue increases in rates, credit, equities and money markets trading. Our market data business also grew due to the expansion of our market data license agreement with Refinitiv. Our expenses were impacted by non-cash stock-based compensation expense related to the Special Option Award as a result of the completion of the IPO during the second quarter of 2019 and higher depreciation and amortization expense as a result of the application of pushdown accounting.
Gross revenue increased by $36.8 million or 10.8% to $377.3 million for the six months ended June 30, 2019 from $340.5 million for the six months ended June 30, 2018. This increase in gross revenue was mainly due to higher trading volumes resulting in a $25.4 million increase in transaction fees and a $15.2 million increase in commissions. Net revenue increased by $66.1 million or 21.3% to $377.3 million for the six months ended June 30, 2019 from $311.2 million for the six months ended June 30, 2018. Non-cash contingent consideration decreased by $29.4 million for the six months ended June 30, 2019 as a result of the vesting of the Credit Initiative Earnout at July 31, 2018.
Total expenses for the six months ended June 30, 2019 and 2018 were $300.0 million, and $223.6 million, respectively. Total expenses for the six months ended June 30, 2019 were impacted by higher employee compensation and benefits expense, including the impact of stock-based compensation expense related to the Special Option Award, which, as a result of the completion of the IPO, we began to expense during the second quarter of 2019, higher technology and communication costs and higher general and administrative costs, specifically foreign exchange losses. Total expenses for the six months ended June 30, 2019 were also impacted by higher depreciation and amortization expense as a result of the application of pushdown accounting.
Income before taxes for the six months ended June 30, 2019 and 2018 was $78.3 million and $88.6 million, respectively. Net income for the six months ended June 30, 2019 and 2018 was $67.2 million

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 and $84.2 million, respectively. Net income attributable to Tradeweb Markets Inc. for the six months ended June 30, 2019 was $12.8 million. Income before taxes, net income and net income attributable to Tradeweb Markets Inc. for the six months ended June 30, 2019 were negatively impacted by $20.4 million of compensation expense related to the Special Option Award and higher depreciation and amortization expense as a result of the application of pushdown accounting, resulting in a $34.3 million increase in depreciation and amortization expense, partially offset by higher revenues.
Revenues
Our revenues for the six months ended June 30, 2019 and 2018, and the resulting dollar and percentage changes, were as follows:
	Successor		Predecessor
	Six Months Ended June 30, 2019		Six Months Ended June 30, 2018
	$	% of Gross Revenue	$	% of Gross Revenue	$ Change	% Change
	(dollars in thousands)
Revenues
Transaction fees	$206,592	54.8%	$181,169	53.2%	$25,423	14.0%
Subscription fees(1)	96,012	25.4%	98,291	28.9%	(2,279)	(2.3)%
Commissions	70,610	18.7%	55,436	16.3%	15,174	27.4%
Other	4,063	1.1%	5,622	1.7%	(1,559)	(27.7)%
Gross revenue	377,277	100.0%	340,518	100.0%	36,759	10.8%
Contingent consideration	—		(29,367)		29,367	(100.0)%
Net revenue	$377,277		$311,151		$66,126	21.3%
Components of gross revenue growth:
Constant currency growth(2)						12.9%
Foreign currency impact						(2.1)%
Total gross revenue growth						10.8%

(1)
Subscription fees for the six months ended June 30, 2019 and 2018 include $27.0 million and $24.3 million, respectively, of Refinitiv (formerly Thomson Reuters) market data fees.

(2)
Constant currency growth, which is a non-GAAP financial measure, is defined as gross revenue growth excluding the effects of foreign currency fluctuations. Gross revenue excluding the effects of foreign currency fluctuations is calculated by translating the current period and prior period’s gross revenue using the average exchange rates for 2018. We use constant currency growth as a supplemental metric to evaluate our underlying gross revenue performance between periods by removing the impact of foreign currency fluctuations. We believe that providing constant currency growth provides a useful comparison of our gross revenue performance and trends between periods.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Our variable and fixed revenues by fee type for the six months ended June 30, 2019 and 2018, and the resulting dollar and percentage changes, were as follows:
	Successor		Predecessor
	Six Months Ended June 30, 2019		Six Months Ended June 30, 2018		$ Change		% Change
	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	(dollars in thousands)
Revenues
Transaction fees	$158,492	$48,100	$139,194	$41,975	$19,298	$6,125	13.9%	14.6%
Subscription fees(1)	890	95,122	900	97,391	(10)	(2,269)	(1.1)%	(2.3)%
Commissions	50,945	19,665	35,126	20,310	15,819	(645)	45.0%	(3.2)%
Other	605	3,458	26	5,596	579	(2,138)	2,226.9%	(38.2)%
Gross revenue	$210,932	$166,345	$175,246	$165,272	$35,686	$1,073	20.4%	0.6%

(1)
Subscription fees for the six months ended June 30, 2019 and 2018 include $27.0 million and $24.3 million, respectively, of Refinitiv (formerly Thomson Reuters) market data fees.

Transaction fees.   Transaction fees increased by $25.4 million or 14.0% to $206.6 million for the six months ended June 30, 2019 from $181.2 million for the six months ended June 30, 2018 primarily due to increased volumes for rates derivatives products and ETFs.
Subscription fees.   Subscription fees decreased by $2.3 million or (2.3)% to $96.0 million for the six months ended June 30, 2019 from $98.3 million for the six months ended June 30, 2018 primarily due to the timing of Retail fees for software development and implementation and lower European government bond fees, partially offset by higher market data fees.
Commissions.   Commissions increased by $15.2 million or 27.4% to $70.6 million for the six months ended June 30, 2019 from $55.4 million for the six months ended June 30, 2018 primarily due to higher trading volumes for U.S. corporate bonds and U.S. treasuries.
Other.   Other revenue decreased by $1.6 million or (27.7)% to $4.1 million for the six months ended June 30, 2019 from $5.6 million for the six months ended June 30, 2018 primarily as a result of lower fees from a third party for certain licensing and development in Canada.
Contingent consideration.   There was no contingent consideration for the six months ended June 30, 2019 due to the vesting of the Credit Initiative Earnout at July 31, 2018. Contingent consideration for the six months ended June 30, 2018 was $29.4 million.
Our gross revenue by client sector for the six months ended June 30, 2019 and 2018, and the resulting dollar and percentage changes, were as follows:
	Successor	Predecessor
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018	$ Change	% Change
	(dollars in thousands)
Revenues
Institutional	$220,309	$204,415	$15,894	7.8%
Wholesale	81,376	64,860	16,516	25.5%
Retail	41,145	39,954	1,191	3.0%
Market Data	34,447	31,289	3,158	10.1%
Total gross revenue	$377,277	$340,518	$36,759	10.8%
Institutional.   Revenues from our Institutional client sector increased by $15.9 million or 7.8% to $220.3 million for the six months ended June 30, 2019 from $204.4 million for the six months ended June 30, 2018. The increase was derived primarily from increased volumes for rates derivatives products and ETFs, partially offset by the impact of foreign exchange, mainly the deterioration of the euro.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Wholesale.   Revenues from our Wholesale client sector increased by $16.5 million or 25.5% to $81.4 million for the six months ended June 30, 2019 from $64.9 million for the six months ended June 30, 2018. The increase was derived primarily from U.S. session-based trading volumes.
Retail.   Revenues from our Retail client sector increased by $1.2 million or 3.0% to $41.1 million for the six months ended June 30, 2019 from $40.0 million for the six months ended June 30, 2018. The increase was derived primarily from higher trading volumes for U.S. corporate and municipal bonds partially offset by the timing of fees for software development and implementation.
Market Data.   Revenues from our Market Data client sector increased by $3.2 million or 10.1% to $34.4 million for the six months ended June 30, 2019 from $31.3 million for the six months ended June 30, 2018 primarily as a result of increased Refinitiv (formerly Thomson Reuters) license fees due to an increase in the number of market data feeds provided to Refinitiv.
Our gross revenue by asset class for the six months ended June 30, 2019 and 2018, and the resulting dollar and percentage changes, were as follows:
	Successor	Predecessor
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018	$ Change	% Change
	(dollars in thousands)
Revenues
Rates	$211,153	$189,049	$22,104	11.7%
Credit	79,034	68,810	10,224	14.9%
Equities	22,914	19,863	3,051	15.4%
Money Markets	19,884	16,581	3,303	19.9%
Market Data	34,447	31,289	3,158	10.1%
Other Fees	9,845	14,926	(5,081)	(34.0)%
Total gross revenue	$377,277	$340,518	$36,759	10.8%
Our variable and fixed revenues by asset class for the six months ended June 30, 2019 and 2018, and the resulting dollar and percentage changes, were as follows:
	Successor		Predecessor
	Six Months Ended June 30, 2019		Six Months Ended June 30, 2018		$ Change		% Change
	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	(dollars in thousands)
Revenues
Rates	$110,393	$100,760	$90,375	$98,674	$20,018	$2,086	22.1%	2.1%
Credit	68,695	10,339	58,715	10,095	9,980	244	17.0%	2.4%
Equities	19,347	3,567	16,428	3,435	2,919	132	17.8%	3.8%
Money Markets	12,497	7,387	9,714	6,867	2,783	520	28.6%	7.6%
Market Data	—	34,447	—	31,289	—	3,158	n/a	10.1%
Other	—	9,845	14	14,912	(14)	(5,067)	(100.0)	(34.0)%
Gross revenue	$210,932	$166,345	$175,246	$165,272	$35,686	$1,073	20.4%	0.6%
Rates.   Revenues from our Rates asset class increased by $22.1 million or 11.7% to $211.2 million for the six months ended June 30, 2019 from $189.0 million for the six months ended June 30, 2018 primarily due to increased volumes in derivatives and U.S. treasuries.
Credit.   Revenues from our Credit asset class increased by $10.2 million or 14.9% to $79.0 million for the six months ended June 30, 2019 from $68.8 million for the six months ended June 30, 2018 primarily due to increased volumes for U.S. corporate bonds.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Equities.   Revenues from our Equities asset class increased by $3.1 million or 15.4% to $22.9 million for the six months ended June 30, 2019 from $19.9 million for the six months ended June 30, 2018 primarily due to increased volumes for ETFs.
Money Markets.   Revenues from our Money Markets asset class increased by $3.3 million or 19.9% to $19.9 million for the six months ended June 30, 2019 from $16.6 million for the six months ended June 30, 2018 primarily due to increased volumes for repurchase agreements and certificates of deposit.
Market Data.   Revenues from Market Data increased by $3.2 million or 10.1% to $34.4 million for the six months ended June 30, 2019 from $31.3 million for the six months ended June 30, 2018 primarily as a result of increased Refinitiv (formerly Thomson Reuters) license fees due to an increase in the number of market data feeds provided to Refinitiv.
Other Fees.   Revenues from Other Fees decreased by $5.1 million or (34.0)% to $9.8 million for the six months ended June 30, 2019 from $14.9 million for the six months ended June 30, 2018 primarily due to the timing of Retail fees for software development and implementation and lower fees from a third party for certain licensing and development in Canada.
A significant percentage of our revenues are tied directly to overall trading volumes in the rates, credit, equities and money markets asset classes. The average daily volumes and total volumes on our trading platforms by asset class for the six months ended June 30, 2019 and 2018 were as follows:
	Six Months Ended
	June 30, 2019		June 30, 2018
	ADV	Volume	ADV	Volume	ADV Change
	(dollars in millions)
Rates	$472,284	$58,597,627	$348,212	$43,584,341	35.6%
Credit	$14,295	$1,776,187	$13,370	$1,673,618	6.9%
Equities	$7,406	$921,299	$8,429	$1,053,032	(12.1)%
Money Markets	$207,009	$25,794,121	$167,050	$20,900,883	23.9%
Total	$700,994	$87,089,234	$537,061	$67,211,874	30.5%
We believe the increases in average daily volumes in six months ended June 30, 2019 for most asset classes can be attributed to various factors, including increased volatility across our rates, credit and money markets asset classes, further electronification of trading activities, increase in market share, new products and new clients. Rates ADV increased due mainly to higher trading activity in interest rate swaps, swaptions, including short-tenor swaps, U.S. treasuries and mortgages. Credit ADV increased due mainly to higher trading activity in U.S. high-grade and high-yield credit as well as Chinese bonds. Equities ADV decreased due mainly to lower trading activity in U.S. ETFs. Money Markets ADV increased due to the continued growth of bilateral electronic trading in repurchase agreements.
The average variable fees per million dollars of volume traded on our trading platforms by asset class for the six months ended June 30, 2019 and 2018 are summarized below. There are four potential drivers of quarterly fluctuations in our average variable fees per million: (1) volume discounts, (2) the mix of cash and derivatives products traded, (3) the mix of protocols underpinning cash and derivatives products and (4) pricing. Average variable fees per million should be reviewed in conjunction with our trading volumes and gross revenue by asset class. Since variable fees are sometimes subject to fee plans with tiered pricing based on product mix and volume, average variable fees per million for a specific asset class may not correlate with volumes or revenue growth. For example, average variable fees per million dollars of volume for our Rates asset class decreased 9.1% for the six months ended June 30, 2019 while gross revenue for our Rates asset class increased 11.7% over the same period.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
	Six Months Ended June 30,
	2019	2018	$ Change	% Change
Rates	$1.88	$2.07	$(0.19)	(9.1)%
Credit	$38.68	$35.08	$3.59	10.2%
Equities	$21.00	$15.60	$5.40	34.6%
Money Markets	$0.48	$0.46	$0.02	2.8%
Total fees per million	$2.42	$2.61	$(0.19)	(7.3)%
Rates average variable fees per million was impacted by the growth of short tenor swap volume, a product which has a much lower variable fee capture as compared to other rates products. Credit average variable fees per million was impacted by a mix shift in volumes towards cash products and away from derivatives products. Equities average variable fees per million was impacted by a mix shift in volumes towards European ETFs and institutional ETFs and away from Equity derivatives products. Money Markets average variable fees per million was impacted by a mix shift in volumes towards repurchase agreements and away from other lower variable fee capture Money Markets products.
Our gross revenue by geography (based on client location) for the six months ended June 30, 2019 and 2018, and the resulting dollar and percentage changes, were as follows:
	Successor	Predecessor
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018	$ Change	% Change
	(dollars in thousands)
Revenues
U.S.	$242,090	$217,322	$24,768	11.4%
International	135,187	123,196	11,991	9.7%
Total gross revenue	$377,277	$340,518	$36,759	10.8%
U.S.   Revenues from U.S. clients increased by $24.8 million or 11.4% to $242.1 million for the six months ended June 30, 2019 from $217.3 million for the six months ended June 30, 2018 primarily due to higher trading volumes from our U.S. credit products, U.S. ETFs, U.S. dollar-denominated swaps and U.S. treasuries.
International.   Revenues from International clients increased by $12.0 million or 9.7% to $135.2 million for the six months ended June 30, 2019 from $123.2 million for the six months ended June 30, 2018 primarily due to increased volumes for European interest rate swaps, China bonds and European repurchase agreements. Fluctuations in foreign currency rates decreased our International gross revenue by $4.7 million.
Operating Expenses
Our expenses for the six months ended June 30, 2019 and 2018 were as follows:
	Successor	Predecessor
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
	(in thousands)
Employee compensation and benefits	$173,268	$139,977
Depreciation and amortization	67,795	32,446
Technology and communications	19,559	17,486
General and administrative	18,454	13,670
Professional fees	13,709	12,814
Occupancy	7,260	7,241
Total Expenses	$300,045	$223,634

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Employee Compensation and Benefits.   Employee compensation and benefits expense increased by $33.3 million or 23.8% to $173.3 million for the six months ended June 30, 2019 from $140.0 million for the six months ended June 30, 2018. The increase was primarily due to $20.4 million of non-cash stock-based compensation expense related to the Special Option Award which, as a result of the completion of the IPO, we began to expense during the second quarter of 2019 (with $18.9 million recognized as compensation expense related to these options immediately upon the completion of the IPO), a $8.4 million increase in salaries and benefits, due to an increase in employee headcount, and an increase in commissions of $4.4 million due to higher Wholesale revenues.
Depreciation and Amortization.   Depreciation and amortization expense for the six months ended June 30, 2019 was $67.8 million. Depreciation and amortization expense for the six months ended June 30, 2018 was $32.4 million. As a result of the Refinitiv Transaction and the application of pushdown accounting, we adjusted our assets and liabilities to their estimated fair values as of October 1, 2018, which resulted in an increase in depreciation of tangible assets and amortization of our intangible assets. The impact of such adjustments increased depreciation and amortization expense during the six months ended June 30, 2019 by $34.3 million.
Technology and Communications.   Technology and communications expense increased by $2.1 million or 11.9% to $19.6 million for the six months ended June 30, 2019 from $17.5 million for the six months ended June 30, 2018. The increase was primarily due to increased clearance fees as a result of higher trading volumes.
General and Administrative.   General and administrative expense increased by $4.8 million or 35.0% to $18.5 million for the six months ended June 30, 2019 from $13.7 million for the six months ended June 30, 2018. The increase was primarily a result of an increase in foreign exchange losses of  $3.4 million and one-time IPO related fees.
Professional Fees.   Professional fees increased by $0.9 million or 7.0% to $13.7 million for the six months ended June 30, 2019 from $12.8 million for the six months ended June 30, 2018. The increase was primarily due to tax advisory and audit fees, including fees incurred in connection with the IPO, partially offset by decreased legal fees.
Occupancy.   Occupancy expense for the six months ended June 30, 2019 was $7.3 million. Occupancy expense for the six months ended June 30, 2018 was $7.2 million. As a result of the Refinitiv Transaction and the application of pushdown accounting, at October 1, 2018, we established a leasehold interest liability, which resulted in a $0.2 million decrease in occupancy expense during the six months ended June 30, 2019.
Net Interest Income (Expense)
Net interest income (expense) decreased by $0.1 million to interest income of  $1.0 million for the six months ended June 30, 2019 from interest income of  $1.1 million for the six months ended June 30, 2018. Net interest income for the six months ended June 30, 2019 was impacted by credit facility fees related to the Revolving Credit Facility, which we entered into during the second quarter of 2019.
Income Taxes
Provision for income taxes for the six months ended June 30, 2019 was $11.1 million. Provision for income taxes for the six months ended June 30, 2018 was $4.4 million. Provision for income taxes for the six months ended June 30, 2019 was impacted by the Reorganization Transactions and the IPO, which occurred in April 2019 and resulted in Tradeweb Markets Inc. becoming subject to U.S. federal, state and local income taxes with respect to its taxable income, including its allocable share of any taxable income of TWM LLC, and being taxed at prevailing corporate tax rates. Prior to the Reorganization Transactions, we were not required to maintain an income tax provision on our earnings as TWM LLC is a multiple member limited liability company taxed as a partnership.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
For October 1, 2018 to December 31, 2018 (Successor), January 1, 2018 to September 30, 2018 (Predecessor) and the Year Ended December 31, 2017 (Predecessor)
The following table sets forth a summary of our statements of income for the 2018 Successor Period, the 2018 Predecessor Period and the year ended December 31, 2017:
	Successor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017
	(in thousands)
Gross revenue	$178,637	$505,771	$562,968
Contingent consideration	—	(26,830)	(58,520)
Net revenue	178,637	478,941	504,448
Total Expenses	146,702	338,607	415,356
Operating income	31,935	140,334	89,092
Net interest income (expense)	787	1,726	685
Income before taxes	32,722	142,060	89,777
Income taxes	(3,415)	(11,900)	(6,129)
Net income	$29,307	$130,160	$83,648
Overview
During the combined year ended December 31, 2018, our business was impacted by a number of factors, including higher client trading activity, driving revenue increases in rates, credit, equities and money markets trading. Our market data business also grew due to the expansion of our market data license agreement with Refinitiv. Our expenses were impacted by higher employee compensation and benefits expense and higher professional fees, as well as higher depreciation and amortization expense as a result of the application of pushdown accounting.
Gross revenue increased by $121.4 million or 21.6% to $684.4 million for the combined year ended December 31, 2018 from $563.0 million for the year ended December 31, 2017. This increase in gross revenue was mainly due to higher trading volumes resulting in a $103.9 million increase in transaction fees and a $15.9 million increase in commissions. Net revenue increased by $153.1 million or 30.4% to $657.6 million for the combined year ended December 31, 2018 from $504.4 million for the year ended December 31, 2017. Non-cash contingent consideration decreased by $31.7 million to $26.8 million for the combined year ended December 31, 2018 from $58.5 million for the year ended December 31, 2017 as a result of changes in projected and actual revenues related to the Credit Initiative Earnout during the periods.
Total expenses for the 2018 Successor Period and the 2018 Predecessor Period were $146.7 million and $338.6 million, respectively. Total expenses for the year ended December 31, 2017 were $415.4 million. Total expenses for the 2018 Successor Period and the 2018 Predecessor Period were impacted by higher employee compensation and benefits expense and higher professional fees. The 2018 Successor Period was also impacted by higher depreciation and amortization expense as a result of the application of pushdown accounting.
Income before taxes for the 2018 Successor Period and the 2018 Predecessor Period was $32.7 million and $142.1 million, respectively. Income before taxes for the year ended December 31, 2017 was $89.8 million. Net income for the 2018 Successor Period and the 2018 Predecessor Period was $29.3 million and $130.2 million, respectively. Net income for the year ended December 31, 2017 was $83.6 million. Income before taxes and net income for the 2018 Successor Period and the 2018 Predecessor Period were positively impacted by higher revenues partially offset by higher compensation costs.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Revenues
Our revenues for the 2018 Successor Period, the 2018 Predecessor Period, the combined year ended December 31, 2018 and the year ended December 31, 2017, and the resulting dollar and percentage changes, were as follows:
			Year Ended December 31,
	Successor	Predecessor	2018 (Combined)(1)		2017 (Predecessor)
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	$	% of Gross Revenue	$	% of Gross Revenue	$ Change	% Change
	(in thousands)		(dollars in thousands)
Revenues
Transaction fees	$97,130	$273,751	$370,881	54.2%	$267,020	47.4%	$103,861	38.9%
Subscription fees(2)	46,519	143,981	190,500	27.8%	194,534	34.6%	(4,034)	(2.1)%
Commissions	32,840	79,830	112,670	16.5%	96,745	17.2%	15,925	16.5%
Other	2,148	8,209	10,357	1.5%	4,669	0.8%	5,688	121.8%
Gross revenue	178,637	505,771	684,408	100.0%	562,968	100.0%	121,440	21.6%
Contingent consideration	—	(26,830)	(26,830)		(58,520)		31,690	(54.2)%
Net revenue	$178,637	$478,941	$657,578		$504,448		$153,130	30.4%
Components of gross revenue growth:
Constant currency growth(3)								19.7%
Foreign currency impact								1.8%
Total gross revenue growth								21.6%

(1)
Represents the combined results of the Successor and Predecessor periods for the full year ended December 31, 2018. This combination was performed by mathematical addition and is not a presentation made in accordance with GAAP. However, we believe it provides a meaningful method of comparison of revenues for the combined year ended December 31, 2018 to the year ended December 31, 2017. Revenue accounts were not impacted by the Refinitiv Transaction or the application of pushdown accounting.

(2)
Subscription fees for the combined year ended December 31, 2018 and the year ended December 31, 2017 include $50.3 million and $50.1 million, respectively, of Refinitiv (formerly Thomson Reuters) market data fees.

(3)
Constant currency growth, which is a non-GAAP financial measure, is defined as gross revenue growth excluding the effects of foreign currency fluctuations. Gross revenue excluding the effects of foreign currency fluctuations is calculated by translating the current period and prior period’s gross revenue using the average exchange rates for 2017. We use constant currency growth as a supplemental metric to evaluate our underlying gross revenue performance between periods by removing the impact of foreign currency fluctuations. We believe that providing constant currency growth provides a useful comparison of our gross revenue performance and trends between periods.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Our variable and fixed revenues by fee type for the 2018 Successor Period, the 2018 Predecessor Period, the combined year ended December 31, 2018 and the year ended December 31, 2017, and the resulting dollar and percentage changes, were as follows:
	Successor		Predecessor		Year Ended December 31,
	October 1, 2018 to December 31, 2018		January 1, 2018 to September 30, 2018		2018 (Combined)(1)		2017 (Predecessor)		$ Change		% Change
	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	(in thousands)				(dollars in thousands)
Revenues
Transaction fees	$73,800	$23,330	$208,049	$65,702	$281,849	$89,032	$210,198	$56,822	$71,651	$32,210	34.1%	56.7%
Subscription fees(2)	425	46,094	1,305	142,676	1,730	188,770	1,575	192,959	155	(4,189)	9.8%	(2.2)%
Commissions	22,608	10,232	49,367	30,463	71,975	40,695	57,118	39,627	14,857	1,068	26.0%	2.7%
Other	—	2,148	40	8,169	40	10,317	36	4,633	4	5,684	11.1%	122.7%
Gross revenue	$96,833	$81,804	$258,761	$247,010	$355,594	$328,814	$268,927	$294,041	$86,667	$34,773	32.2%	11.8%

(1)
Represents the combined results of the Successor and Predecessor periods for the full year ended December 31, 2018. This combination was performed by mathematical addition and is not a presentation made in accordance with GAAP. However, we believe it provides a meaningful method of comparison of revenues for the combined year ended December 31, 2018 to the year ended December 31, 2017. Revenue accounts were not impacted by the Refinitiv Transaction or the application of pushdown accounting.

(2)
Subscription fees for the combined year ended December 31, 2018 and the year ended December 31, 2017 include $50.3 million and $50.1 million, respectively, of Refinitiv (formerly Thomson Reuters) market data fees.

Transaction fees.   Transaction fees increased by $103.9 million or 38.9% to $370.9 million for the combined year ended December 31, 2018 from $267.0 million for the year ended December 31, 2017 from increased Institutional transactional volumes for U.S. credit products, derivative products (led by Dollar swaps, European interest rate swaps and U.S. and European credit default indexes), U.S. and European ETF, European repurchase agreements and U.S. treasury, as well as adjustments to contracts as a result of MiFID II pursuant to which annual subscription fees were replaced with monthly minimum transaction fees and the product launch of China bonds.
Subscription fees.   Subscription fees decreased by $4.0 million or (2.1)% to $190.5 million for the combined year ended December 31, 2018 from $194.5 million for the year ended December 31, 2017 due primarily to a $10.3 million decline from MiFID II contract adjustments where certain annual subscription fees were replaced with monthly minimum transaction fees, partially offset by a $2.5 million increase in market data fees, a $1.4 million increase in Retail fees and a $2.6 million increase in Institutional fees.
Commissions.   Commissions increased by $15.9 million or 16.5% to $112.7 million for the combined year ended December 31, 2018 from $96.7 million for the year ended December 31, 2017 primarily due to higher trading volumes in our Wholesale client sector for U.S. credit products, repurchase agreements, U.S. ETF and U.S. treasury. The revenue increase was partially offset by lower municipal bond, ARM and specified pool trading volumes.
Other.   Other revenue increased by $5.7 million or 121.8% to $10.4 million for the combined year ended December 31, 2018 from $4.7 million for the year ended December 31, 2017 primarily as a result of revenue from our APA reporting service launched in January 2018 in response to MiFID II. Other fees also consisted of fees from a third party for certain licensing and development in Canada.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Contingent consideration.   Contingent consideration decreased by $31.7 million or (54.2)% to $26.8 million for the combined year ended December 31, 2018 from $58.5 million for the year ended December 31, 2017. The decrease was a result of changes in projected and actual revenues related to the Credit Initiative Earnout during the periods and the vesting of the Credit Initiative Earnout at July 31, 2018.
Our gross revenue by client sector for the 2018 Successor Period, the 2018 Predecessor Period, the combined year ended December 31, 2018 and the year ended December 31, 2017, and the resulting dollar and percentage changes, were as follows:
	Successor	Predecessor	Year Ended December 31,
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	2018 (Combined)(1)	2017 (Predecessor)	$ Change	% Change
	(in thousands)		(dollars in thousands)
Revenues
Institutional	$103,971	$301,918	$405,889	$318,038	$87,851	27.6%
Wholesale	38,153	99,028	137,181	118,451	18,730	15.8%
Retail	19,780	57,766	77,546	70,857	6,689	9.4%
Market Data	16,733	47,059	63,792	55,622	8,170	14.7%
Total gross revenue	$178,637	$505,771	$684,408	$562,968	$121,440	21.6%

(1)
Represents the combined results of the Successor and Predecessor periods for the full year ended December 31, 2018. This combination was performed by mathematical addition and is not a presentation made in accordance with GAAP. However, we believe it provides a meaningful method of comparison of revenues for the combined year ended December 31, 2018 to the year ended December 31, 2017. Revenue accounts were not impacted by the Refinitiv Transaction or the application of pushdown accounting.

Institutional.   Revenues from our Institutional client sector increased by $87.9 million or 27.6% to $405.9 million for the combined year ended December 31, 2018 from $318.0 million for the year ended December 31, 2017. The increase was derived primarily from increased Institutional transactional volumes for U.S. and European credit products, derivative products (led by European interest rate swaps, Dollar swaps and U.S. and European credit default indexes), U.S. and European ETF, European government bonds, U.S. treasury, European repurchase agreements and the product launch of China bonds.
Wholesale.   Revenues from our Wholesale client sector increased by $18.7 million or 15.8% to $137.2 million for the combined year ended December 31, 2018 from $118.5 million for the year ended December 31, 2017. Revenue increased primarily due to higher trading volumes in U.S. credit products, repurchase agreements, U.S. ETF and U.S. treasury. The revenue increase was partially offset by lower municipal bond, ARM and specified pool trading volumes.
Retail.   Revenues from our Retail client sector increased by $6.7 million or 9.4% to $77.5 million for the combined year ended December 31, 2018 from $70.9 million for the year ended December 31, 2017 primarily due to strong middle markets trading volumes.
Market Data.   Revenues from our Market Data client sector increased by $8.2 million or 14.7% to $63.8 million for the combined year ended December 31, 2018 from $55.6 million for the year ended December 31, 2017 as a result of revenue from our APA reporting service launched in January 2018 in response to MiFID II, increased Refinitiv (formerly Thomson Reuters) license fees due to an increase in the number of market data feeds provided to Refinitiv and increased Gilt closing price revenues.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Our gross revenue by asset class for the 2018 Successor Period, the 2018 Predecessor Period, the combined year ended December 31, 2018 and the year ended December 31, 2017, and the resulting dollar and percentage changes, were as follows:
	Successor	Predecessor	Year Ended December 31,
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	2018 (Combined)(1)	2017 (Predecessor)	$ Change	% Change
	(in thousands)		(dollars in thousands)
Revenues
Rates	$97,592	$281,641	$379,233	$324,302	$54,931	16.9%
Credit	37,204	102,452	139,656	105,336	34,320	32.6%
Equities	12,592	28,347	40,939	23,681	17,258	72.9%
Money Markets	9,493	25,248	34,741	28,633	6,108	21.3%
Market Data	16,733	47,059	63,792	55,622	8,170	14.7%
Other Fees	5,023	21,024	26,047	25,394	653	2.6%
Total gross revenue	$178,637	$505,771	$684,408	$562,968	$121,440	21.6%

(1)
Represents the combined results of the Successor and Predecessor periods for the full year ended December 31, 2018. This combination was performed by mathematical addition and is not a presentation made in accordance with GAAP. However, we believe it provides a meaningful method of comparison of revenues for the combined year ended December 31, 2018 to the year ended December 31, 2017. Revenue accounts were not impacted by the Refinitiv Transaction or the application of pushdown accounting.

Our variable and fixed revenues by asset class for the 2018 Successor Period, the 2018 Predecessor Period, the combined year ended December 31, 2018 and the year ended December 31, 2017, and the resulting dollar and percentage changes, were as follows:
	Successor		Predecessor		Year Ended December 31,
	October 1, 2018 to December 31, 2018		January 1, 2018 to September 30, 2018		2018 (Combined)(1)		2017 (Predecessor)		$ Change		% Change
	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	(in thousands)				(dollars in thousands)
Revenues
Rates	$47,868	$49,724	$133,183	$148,458	$181,051	$198,182	$143,840	$180,462	$37,211	$17,720	25.9%	9.8%
Credit	31,976	5,228	87,241	15,211	119,217	20,439	90,846	14,490	28,371	5,949	31.2%	41.1%
Equities	10,949	1,643	23,494	4,853	34,443	6,496	19,150	4,531	15,293	1,965	79.9%	43.4%
Money Markets	6,040	3,453	14,803	10,445	20,843	13,898	15,055	13,578	5,788	320	38.4%	2.4%
Market Data	—	16,733	—	47,059	—	63,792	—	55,622	—	8,170	—	14.7%
Other	—	5,023	40	20,984	40	26,007	36	25,358	4	649	11.1%	2.6%
Gross revenue	$96,833	$81,804	$258,761	$247,010	$355,594	$328,814	$268,927	$294,041	$86,667	$34,773	32.2%	11.8%

(1)
Represents the combined results of the Successor and Predecessor periods for the full year ended December 31, 2018. This combination was performed by mathematical addition and is not a presentation made in accordance with GAAP. However, we believe it provides a meaningful method of comparison of revenues for the combined year ended December 31, 2018 to the year ended December 31, 2017. Revenue accounts were not impacted by the Refinitiv Transaction or the application of pushdown accounting.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Rates.   Revenues from our Rates asset class increased by $54.9 million or 16.9% to $379.2 million for the combined year ended December 31, 2018 from $324.3 million for the year ended December 31, 2017 primarily due to increased Institutional transactional volumes in European interest rate swaps, Dollar swaps, U.S. treasury and European governments.
Credit.   Revenues from our Credit asset class increased by $34.3 million or 32.6% to $139.7 million for the combined year ended December 31, 2018 from $105.3 million for the year ended December 31, 2017 primarily due to increased Institutional and Wholesale transactional volumes for U.S. credit products, increased Institutional transaction volumes for U.S. and European credit default indexes, European credit products and the product launch of China bonds. The revenue increase was partially offset by lower Wholesale municipal bond volumes.
Equities.   Revenues from our Equities asset class increased by $17.3 million or 72.9% to $40.9 million for the combined year ended December 31, 2018 from $23.7 million for the year ended December 31, 2017 primarily due to increased Institutional transactional volumes for U.S. and European ETF.
Money Markets.   Revenues from our Money Markets asset class increased by $6.1 million or 21.3% to $34.7 million for the combined year ended December 31, 2018 from $28.6 million for the year ended December 31, 2017 primarily due to increased Wholesale transactional volumes for repurchase agreements and higher Institutional transactional volumes for European repurchase agreements.
Market Data.   Revenues from Market Data increased by $8.2 million or 14.7% to $63.8 million for the combined year ended December 31, 2018 from $55.6 million for the year ended December 31, 2017 as a result of revenue from our APA reporting service launched in January 2018 in response to MiFID II, increased Refinitiv (formerly Thomson Reuters) license fees due to an increase in the number of market data feeds provided to Refinitiv and increased Gilt closing price revenues.
Other Fees.   Revenues from Other Fees increased by $0.7 million or 2.6% to $26.0 million for the combined year ended December 31, 2018 from $25.4 million for the year ended December 31, 2017 primarily due to increased Retail fees for software development and implementation.
A significant percentage of our revenues are tied directly to overall trading volumes in the rates, credit, money markets and equities asset classes. The average daily volumes and total volumes on our trading platforms by asset class for the years ended December 31, 2018 and 2017 were as follows:
	Year Ended December 31,
	2018		2017		ADV Change
	ADV	Volume	ADV	Volume
	(dollars in millions)
Rates	$354,999	$88,870,842	$254,103	$63,671,445	39.7%
Credit	$12,658	$3,186,209	$7,554	$1,864,700	67.6%
Equities	$7,798	$1,962,566	$4,817	$1,214,081	61.9%
Money Markets	$173,743	$43,462,916	$132,105	$33,060,749	31.5%
Total	$549,198	$137,482,533	$398,579	$99,810,975	37.8%
We believe the increases in average daily volumes in the year ended December 31, 2018 can be attributed to various factors, including increased volatility, further electronification of trading activities, increase in market share, new products and new clients. In addition, we believe that certain trading volumes increased in the year ended December 31, 2018 as customers adapted to electronic trading in order to comply with obligations pursuant to MiFID II, which was implemented by regulatory bodies in Europe in January 2018. Rates ADV increased due mainly to higher trading activity in interest rate swaps, U.S. treasuries and mortgages. Credit ADV increased due mainly to higher trading activity in credit default swaps, U.S. high-grade credit, European credit and Chinese bonds. Equities ADV increased due mainly to higher trading activity in U.S. and European ETFs and equity futures. Money Markets ADV increased due to the continued growth of bilateral electronic trading in repurchase agreements.
The average variable fees per million dollars of volume traded on our trading platforms by asset class for the years ended December 31, 2018 and 2017 are summarized below. There are four potential drivers of

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 quarterly fluctuations in our average variable fees per million: (1) volume discounts, (2) the mix of cash and derivatives products traded, (3) the mix of protocols underpinning cash and derivatives products and (4) pricing. Average variable fees per million should be reviewed in conjunction with our trading volumes and gross revenue by asset class. Since variable fees are sometimes subject to fee plans with tiered pricing based on product mix and volume, average variable fees per million for a specific asset class may not correlate with volumes or revenue growth. For example, average variable fees per million dollars of volume for our Credit asset class decreased 23.2% for the year ended December 31, 2018 while gross revenue for our Credit asset class increased 32.6% over the same period.
	Year Ended December 31,
	2018	2017	$ Change	% Change
Rates	$2.04	$2.26	$(0.22)	(9.9)%
Credit	37.42	48.72	(11.30)	(23.2)%
Equities	17.55	15.77	1.78	11.3%
Money markets	0.48	0.46	0.02	5.3%
Total fees per million	$2.59	$2.69	$(0.10)	(4.0)%
Rates average variable fees per million was impacted by volume discounts in both cash and derivatives products. Credit average variable fees per million was impacted by a mix shift in volumes towards derivatives products and away from cash products, as well as a shift in volumes towards electronically processed institutional cash products. Equities average variable fees per million was impacted by a mix shift towards institutional derivatives protocols and away from wholesale derivatives protocols. Money Markets average variable fees per million was impacted by a mix shift towards repurchase agreements and away from other lower variable fee capture Money Markets products.
Our gross revenue by geography (based on client location) for the 2018 Successor Period, the 2018 Predecessor Period, the combined year ended December 31, 2018 and the year ended December 31, 2017, and the resulting dollar and percentage changes, were as follows:
	Successor	Predecessor	Year Ended December 31,
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	2018 (Combined)(1)	2017 (Predecessor)	$ Change	% Change
	(in thousands)		(dollars in thousands)
Revenues
U.S.	$115,907	$324,304	$440,211	$385,176	$55,035	14.3%
International	62,730	181,467	244,197	177,792	66,405	37.3%
Total gross revenue	$178,637	$505,771	$684,408	$562,968	$121,440	21.6%

(1)
Represents the combined results of the Successor and Predecessor periods for the full year ended December 31, 2018. This combination was performed by mathematical addition and is not a presentation made in accordance with GAAP. However, we believe it provides a meaningful method of comparison of revenues for the combined year ended December 31, 2018 to the year ended December 31, 2017. Revenue accounts were not impacted by the Refinitiv Transaction or the application of pushdown accounting.

U.S.   Revenues from U.S. clients increased by $55.0 million or 14.3% to $440.2 million for the combined year ended December 31, 2018 from $385.2 million for the year ended December 31, 2017 primarily due to increased transactional volumes from our Institutional client sector for U.S. credit products, U.S. ETF and U.S. treasury, higher trading volumes from our Wholesale client sector, which saw an increase in volumes for U.S. credit, U.S. treasury and repurchase agreements and higher trading volumes for our Retail client sector, which saw an increase in middle markets trading volumes.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
International.   Revenues from International clients increased by $66.4 million or 37.3% to $244.2 million for the combined year ended December 31, 2018 from $177.8 million for the year ended December 31, 2017 primarily due to increased transactional volumes from our Institutional client sector for European interest rate swaps, European credit default indexes, European ETF, European governments and European credit products. Fluctuations in foreign currency rates increased our International gross revenue by $9.1 million.
Operating Expenses
Our expenses for the 2018 Successor Period, the 2018 Predecessor Period and the year ended December 31, 2017 were as follows:
	Successor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017
	(in thousands)
Employee compensation and benefits	$80,436	$209,053	$248,963
Depreciation and amortization	33,020	48,808	68,615
General and administrative	11,837	23,056	33,973
Technology and communications	9,907	26,598	30,013
Professional fees	8,194	20,360	19,351
Occupancy	3,308	10,732	14,441
	$146,702	$338,607	$415,356
Employee Compensation and Benefits.   Employee compensation and benefits expense for the 2018 Successor Period and the 2018 Predecessor Period was $80.4 million and $209.1 million, respectively. The changes in basis resulting from the Refinitiv Transaction and the application of pushdown accounting did not impact employee compensation and benefits expense. Employee compensation and benefits expense increased by $40.5 million or 16.3% to $289.5 million for the combined year ended December 31, 2018 from $249.0 million for the year ended December 31, 2017. The increase was due to a $14.1 million increase in salaries and benefits, due to an increase in employee headcount, and an increase in annual incentive compensation of  $26.0 million, which is based on operating performance, primarily due to our financial results. Total employee headcount increased to 919 as of December 31, 2018 from 857 as of December 31, 2017.
Depreciation and Amortization.   Depreciation and amortization expense for the 2018 Successor Period and the 2018 Predecessor Period was $33.0 million and $48.8 million, respectively. Depreciation and amortization expense was $68.6 million for the year ended December 31, 2017. As a result of the Refinitiv Transaction and the application of pushdown accounting, we adjusted our assets and liabilities to their estimated fair market values as of October 1, 2018, which resulted in an increase in depreciation of tangible assets and amortization of our intangible assets. The impact of such adjustments increased depreciation and amortization expense during the 2018 Successor Period by $15.9 million.
General and Administrative.   General and administrative expense for the 2018 Successor Period and the 2018 Predecessor Period was $11.8 million and $23.1 million, respectively. The changes in basis resulting from the Refinitiv Transaction and the application of pushdown accounting did not impact general and administrative expense. General and administrative expense increased by $0.9 million or 2.7% to $34.9 million for the combined year ended December 31, 2018 from $34.0 million for the year ended December 31, 2017. The increase was primarily a result of  $1.0 million in recruiting and expatriate expense, $0.9 million increase in marketing expense due to increased marketing efforts for key growth, client acquisition and regulatory initiatives, $0.5 million increase in value-added taxes and $0.8 million increase in other administrative fees, partially offset by a reduction in foreign exchange losses of  $2.4 million.
Technology and Communications.   Technology and communications expense for the 2018 Successor Period and the 2018 Predecessor Period was $9.9 million and $26.6 million, respectively. The changes in

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 basis resulting from the Refinitiv Transaction and the application of pushdown accounting did not impact technology and communications expense. Technology and communications expense increased by $6.5 million or 21.6% to $36.5 million for the combined year ended December 31, 2018 from $30.0 million for the year ended December 31, 2017. The increase was primarily due to an increase in third-party software and technology maintenance and support as a result of certain cybersecurity and infrastructure initiatives and increased clearance fees as a result of higher trading volumes.
Professional Fees.   Professional fees for the 2018 Successor Period and the 2018 Predecessor Period was $8.2 million and $20.4 million, respectively. The changes in basis resulting from the Refinitiv Transaction and the application of pushdown accounting did not impact professional fees. Professional fees increased by $9.2 million or 47.6% to $28.6 million for the combined year ended December 31, 2018 from $19.4 million for the year ended December 31, 2017. The increase was primarily due to higher investment banking advisory, legal and audit fees, including fees incurred in preparation for this offering.
Occupancy.   Occupancy expense for the 2018 Successor Period and the 2018 Predecessor Period was $3.3 million and $10.7 million, respectively. Occupancy expense for the year ended December 31, 2017 was $14.4 million. As a result of the Refinitiv Transaction and the application of pushdown accounting, at October 1, 2018, we established a leasehold interest liability, which resulted in a $0.1 million decrease in occupancy expense in the 2018 Successor Period.
Net Interest Income (Expense)
Net interest income for the 2018 Successor Period and the 2018 Predecessor Period was $0.8 million and $1.7 million, respectively. Net interest income for the year ended December 31, 2017 was $0.7 million. Net interest income for the 2018 Successor Period and the 2018 Predecessor Period was impacted by an increase in interest rates. Net interest income for the year ended December 31, 2017 was impacted by the conversion of our former convertible notes into equity in May 2017.
Income Taxes
Provision for income taxes for the 2018 Successor Period and the 2018 Predecessor Period was $3.4 million and $11.9 million, respectively. Provision for income taxes for the year ended December 31, 2017 was $6.1 million. Provision for income taxes for the 2018 Successor Period and the 2018 Predecessor Period was impacted by increased earnings which resulted in higher tax expense in certain jurisdictions. Provision for income taxes for the 2018 Predecessor Period was also impacted by a $3.3 million adjustment related to an uncertain tax position during the period.
For the Year Ended December 31, 2017 and Year Ended December 31, 2016
The following table sets forth a summary of our statements of income for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes:
	Year Ended December 31,
	2017	2016	$ Change	% Change
	(dollars in thousands)
Gross revenue	$562,968	$518,404	$44,564	8.6%
Contingent consideration	(58,520)	(26,224)	(32,296)	123.2%
Net revenue	504,448	492,180	12,268	2.5%
Expenses	415,356	399,049	16,307	4.1%
Operating income	89,092	93,131	(4,039)	(4.3)%
Net interest income (expense)	685	(695)	1,380	(198.6)%
Income before taxes	89,777	92,436	(2,659)	(2.9)%
Income taxes	(6,129)	725	(6,854)	(945.4)%
Net income	$83,648	$93,161	$(9,513)	(10.2)%

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Overview
During the year ended December 31, 2017, our business was impacted by a number of factors, including higher client trading activity, driving revenue increases in credit, rates, equities and money markets trading. Our expenses were impacted by higher employee compensation and benefits expense and general and administrative expenses, partially offset by lower depreciation and amortization.
Gross revenue increased by $44.6 million or 8.6% to $563.0 million for the year ended December 31, 2017 from $518.4 million for the year ended December 31, 2016. This increase in gross revenue was mainly due to higher trading volumes resulting in a $36.8 million increase in transaction fees and a $5.1 million increase in commissions. Net revenue increased by $12.3 million or 2.5% to $504.4 million for the year ended December 31, 2017 from $492.2 million for the year ended December 31, 2016. The $44.6 million increase in gross revenue was offset by a $32.3 million increase in non-cash contingent consideration as a result of higher projected revenues related to the Credit Initiative Earnout.
Total expenses increased by $16.3 million or 4.1% to $415.4 million for the year ended December 31, 2017 from $399.0 million for the year ended December 31, 2016. This increase was primarily due to higher employee compensation and benefits expense of $20.4 million and higher general and administrative expense of  $6.6 million offset by lower depreciation and amortization expense of  $12.2 million.
Income before taxes decreased by $2.7 million or (2.9)% to $89.8 million for the year ended December 31, 2017 from $92.4 million for the year ended December 31, 2016. Net income decreased by $9.5 million or (10.2)% to $83.6 million for the year ended December 31, 2017 from $93.2 million for the year ended December 31, 2016. These decreases were due to the increase in contingent consideration.
Revenues
Our revenues for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017		2016
	$	% of Gross Revenue	$	% of Gross Revenue	$ Change	% Change
	(dollars in thousands)
Revenues
Transaction fees	$267,020	47.4%	$230,171	44.4%	$36,849	16.0%
Subscription fees(1)	194,534	34.6%	191,983	37.0%	2,551	1.3%
Commissions	96,745	17.2%	91,663	17.7%	5,082	5.5%
Other	4,669	0.8%	4,587	0.9%	82	1.8%
Gross revenue	562,968	100.0%	518,404	100.0%	44,564	8.6%
Contingent consideration	(58,520)		(26,224)		(32,296)
Net revenue	$504,448		$492,180		$12,268
Components of gross revenue growth:
Constant currency growth(2)						8.4%
Foreign currency impact						0.2%
Total gross revenue growth						8.6%

(1)
Subscription fees for the years ended December 31, 2017 and 2016 include $50.1 million and $50.6 million, respectively, of Thomson Reuters market data fees.

(2)
Constant currency growth, which is a non-GAAP financial measure, is defined as gross revenue growth excluding the effects of foreign currency fluctuations. Gross revenue excluding the effects of foreign currency fluctuations is calculated by translating the current period and prior period’s gross revenue using the average exchange rates for 2016. We use constant currency growth as a supplemental metric

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 to evaluate our underlying gross revenue performance between periods by removing the impact of foreign currency fluctuations. We believe that providing constant currency growth provides a useful comparison of our gross revenue performance and trends between periods.
Our variable and fixed revenues by fee type for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017		2016		$ Change		% Change
	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	(dollars in thousands)
Revenues
Transaction fees	$210,198	$56,822	$176,060	$54,111	$34,138	$2,711	19.4%	5.0%
Subscription fees(1)	1,575	192,959	1,496	190,487	79	2,472	5.3%	1.3%
Commissions	57,118	39,627	54,194	37,469	2,924	2,158	5.4%	5.8%
Other	36	4,633	30	4,557	6	76	21.6%	1.7%
Gross revenue	$268,927	$294,041	$231,780	$286,624	$37,147	$7,417	16.0%	2.6%

(1)
Subscription fees for the years ended December 31, 2017 and 2016 include $50.1 million and $50.6 million, respectively, of Thomson Reuters market data fees.

Transaction fees.   Transaction fees increased by $36.8 million or 16.0% to $267.0 million for the year ended December 31, 2017 from $230.2 million for the year ended December 31, 2016. Approximately $31.9 million of the increase was derived primarily from increased Institutional transactional volumes for European credit products, derivative products (led by Dollar swaps, European interest rate swaps and Japanese Yen swaps), European governments, U.S. and European ETF and U.S. treasury, as well as adjustments to contracts in anticipation of MiFID II and the product launch of China bonds. The launch of a new U.S. credit product led to an increase in the number of clients and volumes for U.S. credit products over the prior year, which also contributed to the $31.9 million increase.
Subscription fees.   Subscription fees increased by $2.6 million or 1.3% to $194.5 million for the year ended December 31, 2017 from $192.0 million for the year ended December 31, 2016 due primarily to an increase in Institutional dealer subscription fees on contract renewals for European products as certain clients extended the terms of their existing contracts in preparation for the implementation of MiFID II.
Commissions.   Commissions increased by $5.1 million or 5.5% to $96.7 million for the year ended December 31, 2017 from $91.7 million for the year ended December 31, 2016 due primarily to $8.0 million from increased trading volumes for repurchase agreements and U.S. treasury and increased Retail trading volume. The increase was partially offset by $2.9 million of lower revenues, in part due to fewer dealers participating in, and fee changes in, the TBA-MBS market.
Other.   Other revenue increased by $0.1 million or 1.8% to $4.7 million for the year ended December 31, 2017 from $4.6 million for the year ended December 31, 2016. Other revenues primarily consisted of fees from a third party for certain licensing and development in Canada.
Contingent Consideration.   Contingent consideration increased by $32.3 million or 123.2% to $58.5 million for the year ended December 31, 2017 from $26.2 million for the year ended December 31, 2016. The increase was a result of higher projected revenues related to the Credit Initiative Earnout during the year ended December 31, 2017 compared to the year ended December 31, 2016.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Our gross revenue by client sector for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017	2016	$ Change	% Change
	(dollars in thousands)
Revenues
Institutional	$318,038	$285,801	$32,237	11.3%
Wholesale	118,451	109,945	8,506	7.7%
Retail	70,857	67,471	3,386	5.0%
Market Data	55,622	55,187	435	0.8%
Total gross revenue	$562,968	$518,404	$44,564	8.6%
Institutional.   Revenues from our Institutional client sector increased by $32.2 million or 11.3% to $318.0 million for the year ended December 31, 2017 from $285.8 million for the year ended December 31, 2016 primarily due to increased transactional volumes for U.S. and European credit products, derivative products (led by Dollar swaps, European interest rate swaps and Japanese Yen swaps), European governments, U.S. and European ETF and U.S. treasury, as well as the product launch of China bonds and due to an increase in dealer subscription fees on contract renewals for European products as a result of MiFID II.
Wholesale.   Revenues from our Wholesale client sector increased by $8.5 million or 7.7% to $118.5 million for the year ended December 31, 2017 from $109.9 million for the year ended December 31, 2016 primarily due to higher trading volumes in European credit products, repurchase agreements and U.S. treasury. The revenue increase was partially offset by lower TBA-MBS fees due to fewer dealers participating in this market and fee changes.
Retail.   Revenues from our Retail client sector increased by $3.4 million or 5.0% to $70.9 million for the year ended December 31, 2017 from $67.5 million for the year ended December 31, 2016 primarily due to strong Alternative Trading System (“ATS”) and middle markets trading volumes.
Market Data.   Revenues from our Market Data client sector increased by $0.4 million or 0.8% to $55.6 million for the year ended December 31, 2017 from $55.2 million for the year ended December 31, 2016 due to increased market data subscriptions, and as a result subscription fees increased, offset by lower Thomson Reuters royalty fees due to fewer customer conversions and the expiration of the royalty fee earning period for certain Eikon referrals from prior years.
Our gross revenue by asset class for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017	2016	$ Change	% Change
	(dollars in thousands)
Revenues
Rates	$324,302	$308,081	$16,221	5.3%
Credit	105,336	88,630	16,706	18.8%
Equities	23,681	18,626	5,055	27.1%
Money Markets	28,633	24,532	4,101	16.7%
Market Data	55,622	55,187	435	0.8%
Other Fees	25,394	23,348	2,046	8.8%
Total gross revenue	$562,968	$518,404	$44,564	8.6%

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Our variable and fixed revenues by asset class for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017		2016		$ Change		% Change
	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	(dollars in thousands)
Revenues
Rates	$143,840	$180,462	$131,052	$177,029	$12,788	$3,433	9.8%	1.9%
Credit	90,846	14,490	73,517	15,113	17,329	(623)	23.6%	(4.1)%
Equities	19,150	4,531	14,678	3,948	4,472	583	30.5%	14.8%
Money Markets	15,055	13,578	12,503	12,029	2,552	1,549	20.4%	12.9%
Market Data	—	55,622	—	55,187	—	435	n/a	0.8%
Other	36	25,358	30	23,318	6	2,040	20.0%	8.7%
Gross revenue	$268,927	$294,041	$231,780	$286,624	$37,147	$7,417	16.0%	2.6%
Rates.   Revenues from our Rates asset class increased by $16.2 million or 5.3% to $324.3 million for the year ended December 31, 2017 from $308.1 million for the year ended December 31, 2016 primarily due to increased Institutional and Wholesale transactional volumes for derivative products (led by Dollar swaps, European interest rate swaps and Japanese Yen swaps), European governments and U.S. treasury. The revenue increase was partially offset by lower Wholesale TBA-MBS fees due to fewer dealers participating in this market and fee changes.
Credit.   Revenues from our Credit asset class increased by $16.7 million or 18.8% to $105.3 million for the year ended December 31, 2017 from $88.6 million for the year ended December 31, 2016 primarily due to increased Institutional and Wholesale transactional volumes for U.S. and European credit products and the product launch of China bonds.
Equities.   Revenues from our Equities asset class increased by $5.1 million or 27.1% to $23.7 million for the year ended December 31, 2017 from $18.6 million for the year ended December 31, 2016 primarily due to increased Institutional transactional volumes for U.S. and European ETF.
Money Markets.   Revenues from our Money Markets asset class increased by $4.1 million or 16.7% to $28.6 million for the year ended December 31, 2017 from $24.5 million for the year ended December 31, 2016 primarily due to increased Wholesale transactional volumes for repurchase agreements, increased Retail transactional volumes for certificates of deposit and structured products and higher Institutional transactional volumes for European repurchase agreements.
Market Data.   Revenues from Market Data increased by $0.4 million or 0.8% to $55.6 million for the year ended December 31, 2017 from $55.2 million for the year ended December 31, 2016 primarily as a result of an $0.8 million increase in European governments historical data feed subscriptions, partially offset by a $0.4 million decrease in royalty fees due to fewer customer conversions and the expiration of the royalty fee earning period for certain Eikon referrals from prior years.
Other Fees.   Revenues from Other Fees increased by $2.0 million or 8.8% to $25.4 million for the year ended December 31, 2017 from $23.3 million for the year ended December 31, 2016 primarily due to increased Retail fixed transaction fees and increased fees from a third party for certain licensing and development in Canada.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
A significant percentage of our revenues are tied directly to overall trading volumes in the rates, credit, money markets and equities asset classes. The average daily volumes and total volumes on our trading platforms by asset class for the years ended December 31, 2017 and 2016 were as follows:
	Year Ended December 31,
	2017		2016		ADV Change
	ADV	Volume	ADV	Volume
	(dollars in millions)
Rates	$254,103	$63,671,445	$219,475	$54,990,403	15.8%
Credit	$7,554	$1,864,700	$5,954	$1,501,976	26.9%
Equities	$4,817	$1,214,081	$4,523	$1,144,189	6.5%
Money Markets	$132,105	$33,060,749	$94,324	$23,593,340	40.1%
Total	$398,579	$99,810,975	$324,276	$81,229,908	23.0%
We believe the increases in average daily volumes in the year ended December 31, 2017 can be attributed to various factors, including: further electronification of trading activities, increase in market share, new products and new clients. In addition, we believe that certain trading volumes increased in the year ended December 31, 2017 as customers began adapting to electronic trading in order to comply with their upcoming heightened obligations pursuant to MiFID II, which was implemented by regulatory bodies in Europe in January 2018.
The average variable fees per million dollars of volume traded on our trading platforms by asset class for the years ended December 31, 2017 and 2016 are summarized below. There are four potential drivers of quarterly fluctuations in our average variable fees per million: (1) volume discounts, (2) the mix of cash and derivatives products traded, (3) the mix of protocols underpinning cash and derivatives products and (4) pricing. Average variable fees per million should be reviewed in conjunction with our trading volumes and gross revenue by asset class. Since variable fees are sometimes subject to fee plans with tiered pricing based on product mix and volume, average variable fees per million for a specific asset class may not correlate with volumes or revenue growth.
	Year Ended December 31,
	2017	2016	$ Change	% Change
Rates	$2.26	$2.38	$(0.12)	(5.1)%
Credit	48.72	48.95	(0.23)	(0.5)%
Equities	15.77	12.83	2.94	23.0%
Money Markets	0.46	0.53	(0.07)	(14.1)%
Total fees per million	$2.69	$2.85	$(0.16)	(5.5)%
Our gross revenue by geography (based on client location) for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017	2016	$ Change	% Change
	(dollars in thousands)
Revenues
U.S.	$385,176	$365,308	$19,868	5.4%
International	177,792	153,096	24,696	16.1%
Total gross revenue	$562,968	$518,404	$44,564	8.6%
U.S.   Revenues from U.S. clients increased by $19.9 million or 5.4% to $385.2 million for the year ended December 31, 2017 from $365.3 million for the year ended December 31, 2016 primarily due to increased transactional volumes from our Institutional client sector for U.S. credit products, U.S. ETF and U.S. treasury, due to higher trading volumes from our Wholesale client sector for repurchase agreements and U.S. treasury and strong ATS and middle markets trading volumes in our Retail client sector.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
International.   Revenues from International clients increased by $24.7 million or 16.1% to $177.8 million for the year ended December 31, 2017 from $153.1 million for the year ended December 31, 2016 primarily due to increased transactional volumes from our Institutional client sector for European credit products, derivative products (led by European interest rate swaps, Dollar swaps and Japanese Yen swaps), European governments, European ETF, the product launch of China Bonds and an increase in dealer subscription fees on contract renewals as certain clients extended the terms of their existing contracts in preparation for the implementation of MiFID II and due to higher trading volumes in European credit products in our Wholesale client sector. Fluctuations in foreign currency rates also increased our International gross revenue by $1.2 million.
Operating Expenses
Our expenses for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017	2016	$ Change	% Change
	(dollars in thousands)
Expenses
Employee compensation and benefits	$248,963	$228,584	$20,379	8.9%
Depreciation and amortization	68,615	80,859	(12,244)	(15.1)%
General and administrative	33,973	27,392	6,581	24.0%
Technology and communications	30,013	28,239	1,774	6.3%
Professional fees	19,351	18,158	1,193	6.6%
Occupancy	14,441	15,817	(1,376)	(8.7)%
	$415,356	$399,049	$16,307	4.1%
Employee Compensation and Benefits.   Employee compensation and benefits expense increased by $20.4 million or 8.9% to $249.0 million for the year ended December 31, 2017 from $228.6 million for the year ended December 31, 2016. The increase was due to a $2.7 million increase in salaries and benefits, primarily due to an increase in employee headcount, an increase in annual incentive compensation of $10.6 million and an increase in equity compensation of   $7.1 million, each of which are based on operating performance, primarily due to our financial results. Total employee headcount increased to 857 as of December 31, 2017 from 814 as of December 31, 2016.
Depreciation and Amortization.   Depreciation and amortization expense decreased by $12.2 million or 15.1% to $68.6 million for the year ended December 31, 2017 from $80.8 million for the year ended December 31, 2016. The decrease was a result of certain intangible assets becoming fully amortized.
General and Administrative.   General and administrative expense increased by $6.6 million or 24.0% to $34.0 million for the year ended December 31, 2017 from $27.4 million for the year ended December 31, 2016. The increase was primarily a result of a one-time net increase of   $3.6 million from a reversal of New Jersey incentive grants, a $1.5 million increase in marketing expenses due to increased marketing efforts for key growth, client acquisition and regulatory initiatives, a $1.3 million increase in value-added taxes, and $1.0 million increase in travel and entertainment expenses due to increased corporate services provided to employees and increased sales efforts, offset by a reduction in foreign exchange losses of  $1.4 million.
Technology and Communications.   Technology and communications expense increased by $1.8 million or 6.3% to $30.0 million for the year ended December 31, 2017 from $28.2 million for the year ended December 31, 2016 due primarily to increases in third-party software and technology maintenance and support as a result of certain cybersecurity and infrastructure initiatives.
Professional Fees.   Professional fees increased $1.2 million or 6.6% to $19.4 million for the year ended December 31, 2017 from $18.2 million for the year ended December 31, 2016 due primarily to increased legal fees.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Occupancy.   Occupancy expense decreased by $1.4 million or 8.7% to $14.4 million for the year ended December 31, 2017 from $15.8 million for the year ended December 31, 2016 due to the expiration of certain operating leases.
Net Interest Income (Expense)
Net interest income (expense) increased by $1.4 million to interest income of  $0.7 million for the year ended December 31, 2017 from interest expense of  $0.7 million for the year ended December 31, 2016 due to higher average investment balances and an increase in interest rates during 2017 and the conversion of our former convertible notes into equity in May 2017.
Income Taxes
Provision for income taxes increased by $6.9 million to $6.1 million for the year ended December 31, 2017 from a benefit from income taxes of  $0.7 million for the year ended December 31, 2016.
Quarterly Results of Operations
Our quarterly results have been and will continue to be affected by changes in trading volumes due to market conditions, changes in the number of trading days during certain quarters and seasonal effects caused by slow-downs in trading activity during certain periods. As a result of these and other factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year or any future periods.
The following table sets forth unaudited quarterly consolidated statements of income data for each of the ten quarterly periods ended June 30, 2019. This quarterly information has been prepared on substantially the same basis as our annual financial statements and includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of our management, are necessary for a fair statement of the unaudited quarterly financial information. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
	Successor			Predecessor
	Three Months Ended			Three Months Ended
	June 30, 2019	Mar. 31, 2019	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018	Dec. 30, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017
	(in thousands)
Revenues:
Transaction fees	$103,952	$102,640	$97,130	$92,582	$91,030	$90,139	$68,459	$68,211	$65,590	$64,761
Subscription fees(1)	47,951	48,061	46,519	45,690	49,728	48,563	48,646	48,413	48,986	48,488
Commissions	36,413	34,197	32,840	24,394	27,553	27,883	25,129	23,769	23,935	23,912
Other	2,169	1,894	2,148	2,587	2,704	2,918	1,165	1,165	1,165	1,174
Gross revenues	190,485	186,792	178,637	165,253	171,015	169,503	143,399	141,558	139,676	138,335
Contingent Consideration	—	—	—	2,537	(19,297)	(10,070)	(28,985)	(7,184)	(18,573)	(3,778)
Net Revenue	$190,485	$186,792	$178,637	$167,790	$151,718	$159,433	$114,414	$134,374	$121,103	$134,557
Expenses:
Employee compensation and benefits	$95,995	$77,273	$80,436	$69,076	$68,407	$71,570	$63,236	$61,899	$65,032	$58,796
Depreciation and amortization	34,292	33,503	33,020	16,362	16,178	16,268	15,970	15,936	17,250	19,459
General and administrative	9,365	9,089	11,837	9,386	7,153	6,517	8,557	8,560	9,343	7,513
Technology and communications	9,519	10,040	9,907	9,112	9,023	8,463	7,623	8,096	7,334	6,960
Professional fees	6,738	6,971	8,194	7,546	7,276	5,538	6,089	4,489	5,259	3,514
Occupancy	3,621	3,639	3,308	3,491	3,519	3,722	3,119	3,649	3,909	3,764
Total expenses	159,530	140,515	146,702	114,973	111,556	112,078	104,594	102,629	108,127	100,006
Operating income	30,955	46,277	31,935	52,817	40,162	47,355	9,820	31,745	12,976	34,551
Interest income	175	858	787	673	582	471	256	359	319	205
Interest expense	—	—	—	—	—	—	—	—	(132)	(323)
Income before taxes	31,130	47,135	32,722	53,490	40,744	47,826	10,076	32,104	13,163	34,433
Provision for income taxes	(6,314)	(4,783)	(3,415)	(7,536)	(1,847)	(2,518)	(2,970)	(1,053)	(1,053)	(1,053)
Net income	$24,816	$42,352	$29,307	$45,954	$38,897	$45,308	$7,106	$31,051	$12,110	$33,380
Less: net income attributable to non-controlling interests	11,988
Net income attributable to Tradeweb Markets Inc.	$12,828
EPS Calculations for pre-IPO and post-IPO periods(2):
Earnings / net income per share
Basic	$0.09(b)	0.19(a)	0.13(a)	0.21(a)	0.18(a)	0.21(a)	0.03(a)	0.15(a)	0.06(a)	0.16(a)
Diluted	$0.09(b)	0.19(a)	0.13(a)	0.21(a)	0.18(a)	0.21(a)	0.03(a)	0.15(a)	0.06(a)	0.16(a)
Weighted average shares outstanding
Basic	142,933,192(b)	222,222,197(a)	222,221,628(a)	219,165,997(a)	213,435,314(a)	213,435,314(a)	213,434,971(a)	213,434,971(a)	212,403,283(a)	210,964,700(a)
Diluted	150,847,183(b)	223,320,457(a)	222,243,851(a)	219,165,997(a)	213,435,314(a)	213,435,314(a)	213,434,971(a)	213,434,971(a)	212,403,283(a)	210,964,700(a)

(1)
Subscription fees for the quarters ended June 30, 2019, March 31, 2019, December 31, 2018, September 30, 2018, June 30, 2018, March 31, 2018, December 31, 2017, September 30, 2017, June 30, 2017 and March 31, 2017 include $13.4 million, $13.6 million, $13.5 million, $12.5 million, $12.1 million, $12.2 million, $12.2 million, $12.5 million, $12.6 million and $12.7 million, respectively, of Refinitiv (formerly Thomson Reuters) market data fees.

(2)
In April 2019, we completed the Reorganization Transactions and the IPO, which, among other things, resulted in Tradeweb Markets Inc. becoming the successor of Tradeweb Markets LLC for financial reporting purposes. As a result, earnings per share information for the pre-IPO period is not comparable to the earnings per share information for the post-IPO period. Therefore, earnings per share information is being presented separately for the pre-IPO and post-IPO periods. See “Basis of Presentation,” “Note 16 — Earnings Per Share” to the unaudited consolidated financial statements of Tradeweb Markets Inc. and “Note 18 — Net Income Per Share” to the audited consolidated financial statements of Tradeweb Markets LLC, each included elsewhere in this prospectus, for additional information.

(a)
Presents information for Tradeweb Markets LLC (pre-IPO period).

(b)
Presents information for Tradeweb Markets Inc. (post-IPO period).

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Liquidity and Capital Resources
Overview
Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs to meet operating expenses, debt service, acquisitions, other commitments and contractual obligations. We consider liquidity in terms of cash flows from operations and availability under the Revolving Credit Facility and their sufficiency to fund our operating and investing activities.
Historically, we have generated significant cash flows from operations and have funded our business operations through cash on hand and cash flows from operations.
Our primary cash needs are for day to day operations, working capital requirements, capital expenditures, primarily for software and equipment, and our expected dividend payments. In addition, we are obligated to make payments under the Tax Receivable Agreement. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we will be required to make under the Tax Receivable Agreement will be significant. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flows that might have otherwise been available to us or to TWM LLC. These payments will offset some of the tax benefits that we expect to realize as a result of the ownership structure of TWM LLC. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.
We expect to fund our liquidity requirements through cash and cash equivalents and cash flows from operations. While historically we have generated significant and adequate cash flows from operations, in the event of an unexpected event in the future or otherwise, we may fund our liquidity requirements through borrowings under the Revolving Credit Facility.
We believe that our projected cash position, cash flows from operations and, if necessary, borrowings under the Revolving Credit Facility, will be sufficient to fund our liquidity requirements for at least the next 12 months. However, our future liquidity requirements could be higher than we currently expect as a result of various factors. For example, any future investments, acquisitions, joint ventures or other similar transactions may require additional capital. In addition, our ability to continue to meet our future liquidity requirements will depend on, among other things, our ability to achieve anticipated levels of revenues and cash flows from operations and our ability to manage costs and working capital successfully, all of which are subject to general economic, financial, competitive and other factors beyond our control. In the event we require any additional capital, it will take the form of equity or debt financing, or both, and there can be no assurance that we will be able to raise any such financing on terms acceptable to us or at all.
As of June 30, 2019 and December 31, 2018 and 2017, we had cash and cash equivalents of approximately $313.6 million, $410.1 million and $352.6 million, respectively. All cash and cash equivalents were held in accounts with banks such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.
Factors Influencing Our Liquidity and Capital Resources
Dividend Policy
Subject to legally available funds, we intend to pay quarterly cash dividends on our Class A common stock and Class B common stock initially equal to $0.08 per share. Based on           shares of Class A common stock and 96,933,192 shares of Class B common stock expected to be outstanding after this offering, this dividend policy implies a quarterly cash requirement of approximately $       million (or an annual cash requirement of approximately $       million). As discussed below, our ability to pay these quarterly cash dividends on our Class A common stock and Class B common stock will depend on distributions to us from TWM LLC.
The declaration, amount and payment of any dividends will be at the sole discretion of our board of directors and will depend on our and our subsidiaries’ results of operations, capital requirements, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable laws and other

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 factors that our board of directors deem relevant. Because we are a holding company and all of our business is conducted through our subsidiaries, we expect to pay dividends, if any, only from funds we receive from our subsidiaries. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. As the sole manager of TWM LLC, we intend to cause, and will rely on, TWM LLC to make distributions in respect of LLC Interests to fund our dividends. If TWM LLC is unable to cause these subsidiaries to make distributions, it may have inadequate funds to distribute to us and we may be unable to fund our dividends. In addition, when TWM LLC makes distributions to us, the other holders of LLC Interests will be entitled to receive proportionate distributions based on their economic interests in TWM LLC at the time of such distributions.
Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends and/or declare any periodic special dividends. We currently intend to increase the amount of our expected quarterly dividends in line with free cash flow growth, if any, after giving effect to required tax distributions to be paid by TWM LLC. However, any future determination to change the amount of dividends and/or declare special dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions and other factors that our board of directors considers relevant. See “Risk Factors — Risks Relating to the Company and Our Organizational Structure — Our principal asset is our equity interest in TWM LLC, and, accordingly, we depend on distributions from TWM LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement” and “Risk Factors — Risks Relating to Ownership of our Class A common stock — We intend to pay regular dividends on our Class A common stock and Class B common stock, but our ability to do so may be limited.”
In March and April 2019, TWM LLC made pre-IPO cash distributions to the Original LLC Owners in aggregate amounts of  $20.0 million and $100.0 million, respectively.
In May 2019 and September 2019, (i) TWM LLC made quarterly cash distributions to its equityholders, including Tradeweb Markets Inc., in aggregate amounts of  $33.4 million and $33.0 million, respectively, and (ii) Tradeweb Markets Inc. paid quarterly cash dividends to the holders of Class A common stock and Class B common stock in aggregate amounts of  $11.4 million for each quarter.
Indebtedness
As of June 30, 2019 and December 31, 2018 and 2017, we had no outstanding indebtedness.
Historically, the Company has only issued debt in connection with significant investment transactions and all debt issued by the Company has been issued to subsidiaries of Thomson Reuters. In 2013, we issued $29.3 million of convertible notes to a subsidiary of Thomson Reuters in connection with the acquisition of BondDesk Group LLC and subsidiaries. During 2017, Thomson Reuters converted all outstanding convertible notes into equity.
On April 8, 2019, TWM LLC entered into the Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility provides borrowing capacity to be used to fund our ongoing working capital needs, letters of credit and for general corporate purposes, including potential future acquisitions and expansions. As of June 30, 2019, there were no amounts outstanding under the Revolving Credit Facility and we had availability of approximately $500.0 million. See “Description of Certain Indebtedness.”
Capital Requirements
Certain of our U.S. subsidiaries are registered as broker-dealers, SEFs or introducing brokers and are subject to the applicable rules and regulations of the SEC and CFTC. These rules contain minimum net capital or other financial resource requirements, as defined in the applicable regulations. These rules may also require a significant part of the registrants’ assets be kept in relatively liquid form. Certain of our foreign subsidiaries are regulated by the Financial Conduct Authority in the U.K., the Nederlandsche Bank in the Netherlands, the Japanese Financial Services Agency, the Japanese Securities Dealers Association and other foreign regulators, and must maintain financial resources, as defined in the applicable regulations, in excess of the applicable financial resources requirement. As of June 30, 2019 and December 31, 2018 and 2017, each of our regulated subsidiaries had maintained sufficient net capital or financial resources to at least satisfy their minimum requirements which in aggregate were $48.0 million, $41.7 million and

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
$38.9 million, respectively. We maintain capital balances in these subsidiaries in excess of our minimum requirements in order to satisfy working capital needs and to ensure that we have enough cash on hand to satisfy margin requirements and credit risk, including the excess capital expectations of our clients.
Fails to Deliver/Fails to Receive
At times, transactions executed on our wholesale platform fail to settle due to the inability of a transaction party to deliver or receive the transacted security. Until the failed transaction settles, we will recognize a receivable from (and a matching payable to) brokers and dealers and clearing organizations for the proceeds from the unsettled transaction. The impact on our liquidity and capital resources is minimal as receivables and payables for failed transactions are usually recognized simultaneously and predominantly offset.
Working Capital
Working capital is defined as current assets minus current liabilities. Current assets consist of cash and cash equivalents, restricted cash, receivable from brokers and dealers and clearing organizations, deposits with clearing organizations, accounts receivable and receivable from affiliates. Current liabilities consist of payable to brokers and dealers and clearing organizations, accrued compensation, deferred revenue, accounts payable, accrued expenses and other liabilities, employee equity compensation payable, lease liability, payable to affiliates and tax receivable agreement liability. Changes in working capital, which impact our cash flows provided by operating activities, can vary depending on factors such as delays in the collection of receivables, changes in our operating performance, changes in trading patterns, changes in client billing terms and other changes in the demand for our platforms and solutions. Our working capital as of June 30, 2019 and December 31, 2018 and 2017 was as follows:
	Successor		Predecessor
	June 30, 2019	December 31, 2018	December 31, 2017
	(dollars in thousands)
Cash and cash equivalents	$313,582	$410,104	$352,598
Restricted cash	1,200	1,200	1,200
Receivable from brokers and dealers and clearing organizations	255,250	174,591	4,324
Deposits with clearing organizations	13,398	11,427	9,926
Accounts receivable	92,854	87,192	69,662
Receivable from affiliates	2,849	3,243	375
Current assets	679,133	687,757	438,085
Payable to brokers and dealers and clearing organizations	255,163	171,214	4,322
Accrued compensation	68,622	120,158	89,769
Deferred revenue	25,270	27,883	29,673
Accounts payable, accrued expenses and other liabilities	31,196	42,548	27,364
Employee equity compensation payable	123	24,187	31,019
Lease liability	8,862	—	—
Payable to affiliates	6,004	5,009	5,578
Tax receivable agreement liability	7,222	—	—
Current liabilities	402,462	390,999	187,725
Working capital	$276,671	$296,758	$250,360

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Current assets
Current assets decreased to $679.1 million as of June 30, 2019 from $687.8 million as of December 31, 2018 due to a $100.0 million cash distribution made by TWM LLC on April 3, 2019 in connection with the IPO. In addition, there was an increase in receivable from brokers and dealers and clearing organizations resulting from a higher number of fails to deliver as a result of increased unsettled wholesale platform transactions.
Current assets increased to $687.8 million as of December 31, 2018 from $438.1 million as of December 31, 2017 due to increased gross revenue and increased accounts receivable as a result of changes to the billing process for certain clients in connection with the implementation of MiFID II resulting in less billings annually in advance and more billings in arrears. In addition, there was an increase in fails to deliver as a result of higher unsettled wholesale platform transactions.
Current liabilities
Current liabilities increased to $402.5 million as of June 30, 2019 from $391.0 million as of December 31, 2018 due to an increase in payable to brokers and dealers and clearing organizations resulting from a higher number of fails to receive as a result of increased unsettled wholesale platform transactions. In addition, there was a decrease in accrued compensation and employee equity compensation payments as a result of annual payments.
Current liabilities increased to $391.0 million as of December 31, 2018 from $187.7 million as of December 31, 2017 due to an increase in accrued compensation, which is based on our operating performance, primarily due to our financial results, and an increase in payable to brokers and dealers and clearing organizations resulting from a higher number of fails to receive as a result of higher unsettled wholesale platform transactions. The increases were partially offset by a decrease in employee equity compensation payable as a result of the conversion of certain cash-settled PRSUs to equity settled PRSUs. This employee equity compensation payable decrease was partially offset by the vesting of Class P1-(C) Shares from the Credit Initiative Earnout.
See “— Liquidity and Capital Resources — Factors Influencing Our Liquidity and Capital Resources — Capital Requirements.”
Cash Flows
Our cash flows for the six months ended June 30, 2019 and 2018 were as follows:
	Successor	Predecessor
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
	(in thousands)
Net cash flows provided by operating activities	$76,973	$65,027
Net cash flows (used in) investing activities	(17,707)	(15,890)
Net cash flows (used in) financing activities	(155,650)	(80,000)
Effect of exchange rate changes on cash and cash equivalents	(138)	(1,198)
Net decrease in cash and cash equivalents	$(96,522)	$(32,061)

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Our cash flows for the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016 were as follows:
	Successor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Net cash flows provided by operating activities	$112,556	$164,828	$224,580	$171,845
Net cash flows (used in) investing activities	(16,246)	(25,850)	(45,552)	(50,565)
Net cash flows (used in) financing activities	(36,000)	(139,350)	(153,461)	(130,521)
Effect of exchange rate changes on cash and cash equivalents	(389)	(2,043)	3,157	(6,200)
Net increase/(decrease) in cash and cash equivalents	$59,921	$(2,415)	$28,724	$(15,441)
Operating Activities
Operating activities consist primarily of net income adjusted for noncash items that include depreciation and amortization, stock-based compensation expense, contingent consideration and deferred revenue. Cash flows from operating activities can fluctuate significantly from period-to-period as working capital needs and the timing of payments for accrued compensation (primarily in the first quarter) and other items impact reported cash flows.
Net cash provided by operating activities for the six months ended June 30, 2019 was $77.0 million, an increase of 18.4% over the six months ended June 30, 2018, and primarily driven by an increase in gross revenue.
Net cash provided by operating activities for the 2018 Successor Period and the 2018 Predecessor Period was $112.6 million and $164.8 million, respectively, which was primarily driven by increased gross revenue partially offset in the 2018 Predecessor Period by an increase in accounts receivable due to changes to the billing process associated with MiFID II resulting in less billings annually in advance and more billings monthly in arrears.
Net cash provided by operating activities increased to $224.6 million for the year ended December 31, 2017 from $171.8 million for the year ended December 31, 2016. The $52.7 million increase was primarily due to increased gross revenue and an improvement in working capital.
Investing Activities
Investing activities consist of software development costs, investments in technology hardware, purchases of equipment and other tangible assets, business acquisitions and investments.
Net cash used in investing activities was $17.7 million for the six months ended June 30, 2019, which consisted of  $13.9 million of capitalized software development costs and $3.8 million of purchases of furniture, equipment, purchased software and leasehold improvements. Net cash used in investing activities was $15.9 million for the six months ended June 30, 2018, which consisted of  $12.8 million of capitalized software development costs and $3.1 million of purchases of furniture, equipment, purchased software and leasehold improvements.
Net cash used in investing activities was $16.2 million for the 2018 Successor Period, which consisted of $7.2 million of capitalized software development costs and $9.1 million of purchases of furniture, equipment, purchased software and leasehold improvements. Net cash used in investing activities was $25.9 million for the 2018 Predecessor Period, which consisted of  $19.5 million of capitalized software development costs and $6.3 million of purchases of furniture, equipment, purchased software and leasehold improvements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Net cash used in investing activities decreased to $45.6 million for the year ended December 31, 2017 from $50.6 million for the year ended December 31, 2016. The $5.0 million decrease was primarily due to a $10.3 million reduction in business acquisitions and investments in 2017 offset by a $5.3 million increase in purchases of furniture, equipment, purchased software and leasehold improvements and the capitalization of software development costs.
Financing Activities
Financing activities consist of cash dividends to our Class A common stockholders and Class B common stockholders during the post-IPO period and cash distributions from TWM LLC to the Original LLC Owners during the pre-IPO period.
Net cash used in financing activities for the six months ended June 30, 2019 was $155.7 million, which consisted of purchases of LLC Interests of  $1,161.3 million from certain of the Bank Stockholders using the net proceeds from the IPO, cash dividends to our Class A common stockholders and Class B common stockholders of  $11.4 million and capital distributions to the Original LLC Owners of  $131.9 million, including a one-time distribution of  $100.0 million paid in connection with the IPO. Net cash used in financing activities for the six months ended June 30, 2018 was $80.0 million, which consisted of capital distributions to the Original LLC Owners.
Net cash used in financing activities for the 2018 Successor Period and the 2018 Predecessor Period was $36.0 million and $139.4 million, respectively, due to capital distributions.
Net cash used in financing activities increased to $153.5 million for the year ended December 31, 2017 from $130.5 million for the year ended December 31, 2016. The $22.9 million increase was principally due to an increase in capital distributions of  $22.0 million as a result of increased free cash flow.
Non-GAAP Financial Measures
Free Cash Flow
In addition to cash flow from operating activities presented in accordance with GAAP, we use Free Cash Flow to measure liquidity. Free Cash Flow is defined as cash flow from operating activities less expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.
We present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.
Free Cash Flow has limitations as an analytical tool, and you should not consider Free Cash Flow in isolation or as an alternative to cash flow from operating activities or any other liquidity measure determined in accordance with GAAP. You are encouraged to evaluate each adjustment. In addition, in evaluating Free Cash Flow, you should be aware that in the future, we may incur expenditures similar to the adjustments in the presentation of Free Cash Flow. In addition, Free Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The table set forth below presents a reconciliation of our cash flow from operating activities to Free Cash Flow for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016:
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Cash flow from operating activities	$76,973	$112,556	$164,828	$65,027	$224,580	$171,845
Less: Capitalization of software development costs	(13,914)	(7,156)	(19,523)	(12,765)	(27,157)	(25,351)
Less: Purchases of furniture, equipment and leasehold improvements	(3,793)	(9,090)	(6,327)	(3,125)	(13,461)	(9,998)
Free Cash Flow	$59,266	$96,310	$138,978	$49,137	$183,962	$136,496
Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS
In addition to net income and net income attributable to Tradeweb Markets Inc., each presented in accordance with GAAP, we present Adjusted EBITDA and Adjusted EBITDA margin as measures of our operating performance and Adjusted Net Income and Adjusted Diluted EPS as measures of our profitability.
Adjusted EBITDA and Adjusted EBITDA margin
Adjusted EBITDA is defined as net income before contingent consideration, net interest income, provision for income taxes and depreciation and amortization, adjusted for the impact of certain other items, including gains and losses from outstanding foreign exchange forward contracts and the revaluation of foreign denominated cash. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by gross revenue for the applicable period. We present Adjusted EBITDA and Adjusted EBITDA margin because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. For example, we exclude contingent consideration because it is equity settled and its balance is based on our value at a certain time and may not reflect our actual operating performance. In addition, we also exclude non-cash stock-based compensation expense associated with the Special Option Award discussed below under “— Critical Accounting Policies and Estimates — Stock-Based Compensation.” We believe it is useful to exclude this stock-based compensation expense because the amount of expense associated with the Special Option Award may not directly correlate to the underlying performance of our business and will vary across periods.
Management and our board of directors use Adjusted EBITDA and Adjusted EBITDA margin to assess our financial performance and believe it is helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA and Adjusted EBITDA margin.
Adjusted Net Income and Adjusted Diluted EPS
We present Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. for post-IPO periods and Tradeweb Markets LLC for pre-IPO periods. As discussed below, because Adjusted Net Income and Adjusted Diluted EPS give effect to certain tax related adjustments to reflect an assumed effective tax rate for all periods presented and, for post-IPO periods, assumes all LLC Interests held by non-controlling interests are exchanged for shares of Class A or Class B common stock, we believe that Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. and Tradeweb Markets LLC are comparable.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Adjusted Net Income is defined as net income attributable to Tradeweb Markets Inc. assuming the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A common stock or Class B common stock of Tradeweb Markets Inc., for post-IPO periods, and net income, for pre-IPO periods, in each case adjusted for contingent consideration, acquisition and Refinitiv Transaction related depreciation and amortization, gains and losses from outstanding foreign exchange forward contracts and the revaluation of foreign denominated cash. Adjusted Net Income also gives effect to certain tax related adjustments to reflect an assumed effective tax rate and, for pre-IPO periods, assumes TWM LLC was subject to a corporate tax rate for the periods presented. Adjusted Diluted EPS is defined as Adjusted Net Income divided by the diluted weighted average number of shares of Class A common stock and Class B common stock outstanding for the applicable period, assuming the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A common stock or Class B common stock, for post-IPO periods, and the diluted weighted average number of shares of TWM LLC outstanding for the applicable period, for pre-IPO periods. The diluted weighted average number of shares outstanding for the pre-IPO periods and post-IPO periods give effect to potentially dilutive securities using the treasury stock method.
We use Adjusted Net Income and Adjusted Diluted EPS as supplemental metrics to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. In addition to excluding contingent consideration for the reasons described above, we believe it is useful to exclude the depreciation and amortization of acquisition related tangible and intangible assets resulting from certain acquisitions, the Refinitiv Transaction and the application of pushdown accounting in order to facilitate a period-over-period comparison of our financial performance. We also exclude expense associated with the Special Option Award for the reasons described above. Each of the normal recurring adjustments and other adjustments described in the definition of Adjusted Net Income helps to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses. In addition to excluding items that are non-recurring or may not be indicative of our ongoing operating performance, by assuming the full exchange of all outstanding LLC Interests held by non-controlling interests, we believe that Adjusted Net Income and Adjusted Diluted EPS for Tradeweb Markets Inc. facilitate comparisons with other companies that have different organizational and tax structures, as well as comparisons period over period, because it eliminates the effect of any changes in net income attributable to Tradeweb Markets Inc. driven by increases in our ownership of TWM LLC, which are unrelated to our operating performance.
Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS have limitations as analytical tools, and you should not consider these non-GAAP financial measures in isolation or as alternatives to net income attributable to Tradeweb Markets Inc., net income, operating income, gross margin, earnings per share or any other financial measure derived in accordance with GAAP. You are encouraged to evaluate each adjustment and, as applicable, the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of these non-GAAP financial measures. Our presentation of Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The table set forth below presents a reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016:
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Net income	$67,168	$29,307	$130,160	$84,205	$83,648	$93,161
Contingent consideration	—	—	26,830	29,367	58,520	26,224
Interest income, net	(1,033)	(787)	(1,726)	(1,053)	(685)	695
Depreciation and amortization	67,795	33,020	48,808	32,446	68,615	80,859
Stock-based compensation expense associated with Special Option Award	20,403	—	—	—	—	—
Provision for income taxes	11,097	3,415	11,900	4,365	6,129	(725)
Unrealized foreign exchange (gains) / losses	1,284	263	(960)	(1,367)	(364)	1,872
(Gain) / loss from revaluation of foreign denominated cash(a)	558	90	(921)	(455)	(678)	(1,315)
Adjusted EBITDA	$167,272	$65,308	$214,091	$147,508	$215,185	$200,771
Adjusted EBITDA margin(b)	44.3%	36.6%	42.3%	43.3%	38.2%	38.7%

(a)
Represents foreign exchange gain or loss from the revaluation of cash denominated in a different currency than the entity’s functional currency.

(b)
For the six months ended June 30, 2019 and the combined year ended December 31, 2018, Adjusted EBITDA margin increased compared to the prior year period by 102 basis points and 260 basis points, respectively, or 149 basis points and 126 basis points on a constant currency basis. For the year ended December 31, 2017, Adjusted EBITDA margin decreased compared to the prior year period by 51 basis points, or 102 basis points on a constant currency basis. The change in Adjusted EBITDA margin on a constant currency basis, which is a non-GAAP financial measure, is defined as the change in Adjusted EBITDA margin excluding the effects of foreign currency fluctuations. Adjusted EBITDA margin excluding the effects of foreign currency fluctuations is calculated by translating the current period and prior period’s results using the average exchange rates for the prior period. We use the change in Adjusted EBITDA margin on a constant currency basis as a supplemental metric to evaluate our underlying margin performance between periods by removing the impact of foreign currency fluctuations. We believe that providing the change in Adjusted EBITDA margin on a constant currency basis provides a useful comparison of our Adjusted EBITDA margin and trends between periods.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The table set forth below provides a reconciliation of net income attributable to Tradeweb Markets Inc. and net income, as applicable, to Adjusted Net Income and Adjusted Diluted EPS for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the years ended December 31, 2017 and 2016:
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands except share and per share amounts)
Earnings per diluted share(a)	$0.19(1)/
	0.09(2)	$0.13(1)	$0.60(1)	$0.39(1)	$0.39(1)	$0.44(1)
Pre-IPO net income attributable to Tradeweb Markets LLC(a)	$42,352(1)	$29,307(1)	$130,160(1)	$84,205(1)	$83,648(1)	$93,161(1)
Add: Net income attributable to Tradeweb Markets Inc.(a)	12,828(2)	—	—	—	—	—
Add: Net income attributable to non-controlling interests(a)(b)	11,988(2)	—	—	—	—	—
Net income	67,168(1)(2)	29,307(1)	130,160(1)	84,205(1)	83,648(1)	93,161(1)
Provision for income taxes	11,097	3,415	11,900	4,365	6,129	(725)
Contingent consideration	—	—	26,830	29,367	58,520	26,224
Acquisition and Refinitiv Transaction related D&A(c)	47,342	22,413	19,576	13,063	31,236	41,125
Stock-based compensation expense associated with Special Option Award	20,403	—	—	—	—	—
Unrealized foreign exchange (gains) / losses	1,284	263	(960)	(1,367)	(364)	1,872
(Gain) / loss from revaluation of foreign denominated cash(d)	558	90	(921)	(455)	(678)	(1,315)
Adjusted Net Income before income taxes	147,852	55,488	186,585	129,178	178,491	160,342
Adjusted income taxes(e)	(39,033)	14,649	(49,258)	(34,103)	(47,122)	(42,330)
Adjusted Net Income	$108,819	$40,839	$137,327	$95,075	$131,369	$118,012
Adjusted Diluted EPS(a)(f)	$0.23(1)/
	0.25(2)	$0.18(1)	$0.64(1)	$0.45(1)	$0.62(1)	$0.56(1)

(a)
In April 2019, we completed the Reorganization Transactions and the IPO. As a result, certain earnings information is being presented separately for Tradeweb Markets LLC and Tradeweb Markets Inc.

(1)
Presents information for Tradeweb Markets LLC (pre-IPO period).

(2)
Presents information for Tradeweb Markets Inc. (post-IPO period).

See “Basis of Presentation,” “Note 16 — Earnings Per Share” to the unaudited consolidated financial statements of Tradeweb Markets Inc. and “Note 18 — Net Income Per Share” to the audited consolidated financial statements of Tradeweb Markets LLC, each included elsewhere in this prospectus.
(b)
For post-IPO periods, represents the reallocation of net income attributable to non-controlling interests from the assumed exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A or Class B common stock.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
(c)
Represents acquisition-related intangibles amortization and increased tangible asset and capitalized software depreciation and amortization resulting from the Refinitiv Transaction and the application of pushdown accounting (where all assets were marked to fair value as of the closing date of the Refinitiv Transaction).

(d)
Represents foreign exchange gain or loss from the revaluation of cash denominated in a different currency than the entity’s functional currency.

(e)
Represents corporate income taxes at an assumed effective tax rate of 26.4% for all periods presented applied to Adjusted Net Income before income taxes. For pre-IPO periods, this adjustment assumes Tradeweb Markets LLC was subject to a corporate tax rate for the periods presented.

(f)
Due to the Reorganization Transactions and the IPO completed in April 2019, shares outstanding during the six months ended June 30, 2019 represent shares of TWM LLC (pre-IPO period) and shares of Class A and Class B common stock of Tradeweb Markets Inc. (post-IPO period).

The following table summarizes the calculation of Adjusted Diluted EPS for all periods presented:
Reconciliation of Diluted Weighted Average Shares Outstanding to Adjusted Diluted Weighted Average Shares Outstanding	Pre-IPO Period	Post-IPO Period
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Diluted weighted average TWM LLC shares outstanding	223,320,457	—	222,243,851	215,365,920	213,435,314	212,568,635	210,979,704
Diluted weighted average shares of Class A and Class B common stock outstanding	—	150,847,183	—	—	—	—	—
Assumed exchange of LLC Interests for shares of Class A or Class B common stock(1)	—	79,289,005	—	—	—	—	—
Adjusted diluted weighted average shares outstanding	223,320,457	230,136,188	222,243,851	215,365,920	213,435,314	212,568,635	210,979,704
Adjusted Net Income	$52,190	$56,629	$40,839	$137,327	$95,075	$131,369	$118,012
Adjusted Diluted EPS	$0.23	$0.25	$0.18	$0.64	$0.45	$0.62	$0.56

(1)
Assumes the full exchange of all outstanding LLC Interests held by non-controlling interests for shares of Class A or Class B common stock, resulting in the elimination of the non-controlling interests and recognition of the net income attributable to non-controlling interests.

Contractual Obligations
As of December 31, 2018, we had the following contractual obligations:
		Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating lease obligations	$43,374	$11,393	$12,897	$7,928	$11,156
Total	$43,374	$11,393	$12,897	$7,928	$11,156
Our operating lease obligations are primarily related to rental payments under lease agreements for office space in the United States and United Kingdom through December 2027. Minimum rent is expensed on a straight-line basis over the term of the lease.
In the normal course of business, we enter into user agreements with our dealer clients which indemnify such clients from third parties in the event that our network infringes upon the intellectual property or other proprietary right of a third party. Our exposure under these user agreements is unknown as this would involve estimating future claims against the Company that have not yet occurred. However, based on our experience, we expect the risk of a material loss to be remote.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The table above excludes any obligations under the Tax Receivable Agreement, including amounts to be paid to the Continuing LLC Owners in future periods. In the second quarter of 2019, we recorded an initial liability of  $171.4 million related to our projected obligations under the Tax Receivable Agreement with respect to LLC Interests that were purchased by us using the net proceeds from the IPO. See “— Critical Accounting Policies and Estimates — Tax Receivable Agreement.”
Off-Balance Sheet Arrangements
As of June 30, 2019, we did not have any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with U.S. GAAP which requires us to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Management evaluates its accounting policies, estimates and judgments on an on-going basis.
Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following policies are most critical to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective or complex judgments in estimating the effect of inherent uncertainties. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on all of our significant accounting policies can be found in “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Management bases its estimates on historical experience, observance of trends in particular areas, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Information from these sources form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Therefore, actual results could differ materially from those estimates. Such estimates include pushdown accounting, intangible assets, goodwill, software development costs, stock based compensation, contingent consideration payable and current and deferred income taxes.
Pushdown Accounting
The Refinitiv Transaction was accounted for by Refinitiv in accordance with the acquisition method of accounting pursuant to ASC 805 “Business Combinations” and pushdown accounting was applied to Refinitiv to record the fair value of the assets and liabilities of Refinitiv on the date of the Refinitiv Transaction. We, as a consolidating subsidiary of Refinitiv, also accounted for the Refinitiv Transaction using pushdown accounting. Under pushdown accounting, the excess of our fair value above the fair value accounting basis of our net assets and liabilities is recorded as goodwill. The fair value of assets acquired and liabilities assumed was determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market for the asset or liability.
In determining the fair value of the assets acquired and the liabilities assumed, we considered a report of a third-party valuation expert. Management is responsible for these internal and third-party valuations and appraisals and they are continuing to review the amounts and allocations to finalize these amounts. We have one year from the date of the Refinitiv Transaction to finalize these amounts.
Intangible Assets
We amortize our intangible assets over the estimated useful lives and test for impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable. We test our intangible assets with an indefinite useful life for impairment at least annually. An

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 impairment loss is recognized if the sum of the estimated discounted cash flows relating to the asset or asset group is less than the corresponding carrying value. Intangible assets are amortized over their estimated useful lives of seven to sixteen years.
Goodwill
Goodwill arises out of pushdown accounting and business combinations and is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. We test our goodwill at least annually for impairment and recognize an impairment loss if the estimated fair value of a reporting unit is less than its net book value. The Company is one reporting unit for goodwill impairment testing purposes. The fair value of a reporting unit is calculated using a discounted cash flow or a revenues and earnings multiple approach. We calculate such loss as the difference between the estimated fair value of goodwill and its carrying value. If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we may record increased amortization or impairment charges in the future.
Software Development Costs
We capitalize certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed, including among other items, employee compensation and related benefits and third-party consulting costs incurred during the application development stage which directly contribute to such development. Such costs are amortized on a straight-line basis over three years. Costs capitalized as part of the pushdown accounting allocation are amortized over nine years. We review the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable, or that their useful lives are shorter than originally expected. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.
Revenue Recognition
We earn transaction fees from transactions executed on our trading platforms through various fee plans. Transaction fees are generated on both a variable and fixed price basis and vary by geographic region, product type and trade size. For variable transaction fees, we charge clients fees based on the mix of products traded and the volume of transactions executed.
We earn subscription fees primarily for granting clients access to our markets for trading and market data. Subscription fees are generally generated on a fixed price basis.
We earn commission revenue from our electronic and voice brokerage services on a riskless principal basis. Riskless principal revenues are derived on matched principal transactions where revenues are earned on the spread between the buy and sell price of the transacted product.
We earn fees from Refinitiv relating to the sale of market data to Refinitiv, which redistributes that data. Included in these fees are real-time market data fees which are recognized in the period that the data is provided, generally on a monthly basis, and fees for historical data sets which are recognized when the historical data set is provided to Refinitiv.
On January 1, 2018, we adopted ASU 2014-09, Revenue from Contracts with Customers, using the modified retrospective approach. The adoption of ASU 2014-09 did not have a material impact on the measurement or timing of recognition of revenue in any prior reporting periods. However, we are required to make significant judgements for the Refinitiv market data fees. Significant judgements used in accounting for this contract include:
•
The provision of real-time market data feeds and annual historical data sets are distinct performance obligations.

•
The performance obligations under this contract are recognized over time from the initial delivery of the data feeds or each historical data set until the end of the contract term.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
Determining the transaction price for the performance obligations by using a market assessment analysis. Inputs in this analysis include a consultant study which determined the overall value of our market data and pricing information for historical data sets provided by other companies.

Stock-Based Compensation
The stock-based compensation that our employees receive is accounted for as equity or liability awards. As a stock-based equity award, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period, with an offsetting increase to additional paid-in capital (and members’ capital in the audited consolidated financial statements of TWM LLC included elsewhere in this prospectus). As a stock-based liability award, the cost of the employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the fair value of the equity instrument are recognized as compensation cost over that period in our consolidated statements of income. For grants made during the post-IPO period, the fair value of the equity instruments is determined based on the price of our Class A common stock on the grant date. For grants made during the pre-IPO period, the fair value of the equity instruments was determined in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Securities Issued as Compensation. Factors that were considered in determining the fair value include forecasted future cash flows, the weighted average cost of capital, and the performance multiples of comparable companies.
On December 31, 2018, certain PRSUs, which previously were cash-settled, were converted to equity-settled PRSUs. The conversion was at fair value, using a unit price consistent with the share price of the Company. As a result of the modification, an additional $19.1 million was recorded in equity.
In October 2018, following the closing of the Refinitiv Transaction, we made a special award of options to management and other employees (the “Special Option Award”) under our Option Plan. In accounting for the options issued under this plan, we measure and recognize compensation expense for all awards based on their estimated fair values measured as of the grant date. Costs related to these options will be recognized as an expense in our consolidated statements of income over the requisite service period, with an offsetting increase to additional paid-in capital. We expect the non-cash stock-based compensation expense associated with the Special Option Award to be between approximately $33.5 million and $35.7 million, which we started to expense beginning in the second quarter of 2019, with a charge of $20.4 million during the second quarter of 2019 ($18.9 million of which was charged immediately upon the completion of the IPO), and will continue to expense over the following three years. For more information, please see “Executive Compensation — Narrative Disclosure to Summary Compensation Table — Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan.”
We use the Black-Scholes pricing model to value some of our stock-based awards. Determining the appropriate fair value model and calculating the fair value of the stock-based awards requires the input of highly subjective assumptions, including the expected life of the stock-based awards, the number of expected stock-based awards that will be forfeited prior to the completion of the vesting requirements, and the stock price volatility.
Income Taxes
Tradeweb Markets Inc. is subject to U.S. federal, state and local income taxes with respect to its taxable income, including its allocable share of any taxable income of TWM LLC, and is taxed at prevailing corporate tax rates. TWM LLC is a multiple member limited liability company taxed as a partnership and accordingly any taxable income generated by TWM LLC is passed through to and included in the taxable income of its members, including us for the post-IPO period, on a pro rata basis. TWM LLC records taxes for conducting business in certain state, local and foreign jurisdictions and records U.S. federal taxes for subsidiaries that are taxed as corporations for U.S. tax purposes. We currently record deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and measure the deferred taxes using the enacted tax rates and laws that will be in effect when such temporary differences are expected to reverse. We believe that it is more likely than not that the Company will be able to realize its deferred tax assets in the future; therefore, no valuation allowance is necessary.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes in our consolidated statements of income. Accrued interest and penalties are included within accounts payable, accrued expenses and other liabilities in our consolidated statements of financial condition.
On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (“TCJA”) effective for tax years ending after December 31, 2017. This legislation replaces the prior corporate tax rate structure with a flat 21% rate, effective in 2018. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations. This legislation impacted the financial statements for the year ended December 31, 2017 by reducing the deferred tax asset by $2.0 million as a result of the revaluation of the deferred tax asset based on the reduced federal corporate tax rate. During 2018, we finalized our calculations related to the impacts of the TCJA with no adjustment to our previously recorded provisional tax expense.
The TCJA also requires a U.S. shareholder of a controlled foreign corporation (“CFC”) to include in income, as a deemed dividend, the global intangible low-taxed income (“GILTI”) of the CFC. This provision is effective for taxable years of foreign corporations beginning after December 31, 2017, and to taxable years of United States shareholders in which or with which such taxable years of foreign corporations end. We have elected to treat taxes due on future U.S. inclusions in taxable income under the GILTI provision as a current period expense when incurred.
Tax Receivable Agreement
Tradeweb Markets Inc. entered into a Tax Receivable Agreement with TWM LLC and the Continuing LLC Owners which provides for the payment by Tradeweb Markets Inc. to a Continuing LLC Owner of 50% of the amount of U.S. federal, state and local income or franchise tax savings, if any, that Tradeweb Markets Inc. actually realizes (or in some circumstances is deemed to realize) as a result of  (i) increases in the tax basis of TWM LLC’s assets resulting from (a) the purchase of LLC Interests from such Continuing LLC Owner, including with the net proceeds from the IPO and this offering or (b) redemptions or exchanges by such Continuing LLC Owner of LLC Interests for shares of Class A common stock or Class B common stock or for cash, as applicable, and (ii) certain other tax benefits related to Tradeweb Markets Inc. making payments under the Tax Receivable Agreement.
We recorded an initial liability of  $171.4 million related to our projected obligations under the Tax Receivable Agreement with respect to LLC Interests that were purchased by us using the net proceeds from the IPO. The impact of any changes in the projected obligations under the Tax Receivable Agreement as a result of changes in the geographic mix of the our earnings, changes in tax legislation and tax rates or other factors that may impact our tax savings will be reflected in income before taxes in the period in which the change occurs.
Contingent Consideration
In 2014, we issued Class A Shares and unvested Class P-1(A) Shares to some of the Bank Stockholders as a result of a capital contribution to facilitate our expansion into new credit products. The proceeds from the issuance of the shares were included in members’ capital. In connection with the investment, certain employees also invested in the Company and were issued Class C Shares and unvested Class P-1(C) Shares. The proceeds from the issuance of these shares were included in members’ capital. The Class A Shares and Class C Shares issued in connection with the investment equally participated in the earnings of the Company together with the other Class A Shares, Class P(A) Shares, Class C Shares and Class P(C) Shares of the Company. Most of the holders of Class A shares had the right to appoint members to the board of managers of the Company. The Class P-1(A) Shares and Class P-1(C) Shares did not have any earnings participation rights, nor did any of the Class P-1(A) Shares have the right to appoint members to the former board of managers, until they vested. The Class P-1(A) Shares and Class P-1(C) Shares vested in July 2018 upon the achievement of specific revenue earnout milestones related to the growth of our credit products, as defined by the agreement, from August 2014 through the vesting date of July 2018.
Prior to the July 2018 vesting, we recognized contingent consideration with respect to the potential vesting of Class P-1(A) Shares and Class P-1(C) Shares as a contra-revenue adjustment in accordance with ASC 605-50-45-2 because the vesting could be viewed as a sales incentive to participating Bank

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Stockholders since they are also customers of the Company. The contingent consideration for each reporting period was calculated by estimating the final contingent consideration value using a monte carlo simulation and recognizing that value on a straightline basis over the 48 month period of the agreement, adjusting at each reporting period for any changes in the final value estimate. The revenue milestones provided that shares would vest only if certain credit revenue milestones would be achieved in the twelve months ended July 2016, 2017 and 2018.
As a result of achieving these milestones, the final earnout amount was calculated based on the credit revenues during the twelve months ended July 31, 2018. On July 31, 2018, members’ capital increased by $150.5 million as a result of the vesting of the Class P-1(A) Shares and employee equity compensation payable increased by $5.7 million as a result of the vesting of the Class P-1(C) Shares. The value of the vested Class P-1(C) Shares was included in employee equity compensation payable because the Class P-1(C) were owned for less than six months by employees who had the ability to exercise a put option of those shares under certain conditions under their control.
Recent Accounting Pronouncements - Recently Adopted
Effective January 1, 2019, we adopted ASC 842, Leases. This standard requires us to recognize a right-of-use asset and a lease liability for all leases with an initial term in excess of twelve months. The asset reflects the present value of unpaid lease payments coupled with initial direct costs, prepaid lease payments and lease incentives. The amount of the lease liability is calculated as the present value of unpaid lease payments. We adopted ASC 842 prospectively and elected to take the package of practical expedients allowing us not to reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) initial direct costs for any existing leases.
On January 1, 2019, upon the adoption of ASC 842, we recorded right-to-use assets of  $34.8 million, lease liabilities of  $39.6 million and eliminated deferred rent of  $4.9 million.
See “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements not yet adopted.
Effects of Inflation
While inflation may impact our revenues and operating expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency and Derivative Risk
We have global operations and substantial portions of our revenues, expenses, assets and liabilities are generated and denominated in non-U.S. dollar currencies.
The following table shows the percentage breakdown of our gross revenue and operating expenses denominated in currencies other than the U.S. dollar for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the year ended December 31, 2017:
	Successor		Predecessor
	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017
% of revenue denominated in foreign currencies(1)	30.2%	28.6%	28.6%	29.4%	24.7%
% of operating expenses denominated in foreign currencies(2)	14.4%	15.1%	17.0%	16.3%	15.6%

(1)
Gross revenue in foreign currencies is primarily denominated in Euros.

(2)
Operating expenses in foreign currencies are primarily denominated in British pounds.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Since our consolidated financial statements are presented in U.S. dollars, we must translate revenues and expenses, as well as assets and liabilities, into U.S. dollars. Accordingly, increases or decreases in the value of the U.S. dollar against the other currencies will affect our net operating revenues, operating income and the value of balance sheet items denominated in foreign currencies. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the rate of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the end of the reporting period. Any gain or loss resulting from the translation of assets and liabilities is included as a component of comprehensive income.
The following table shows the change in gross revenue and operating income caused by fluctuations in foreign currency rates during the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the year ended December 31, 2017:
	Successor		Predecessor
Impact of Foreign Currency Rate Fluctuations (amounts in thousands)	Six Months Ended June 30, 2019	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Six Months Ended June 30, 2018	Year Ended December 31, 2017
Increase (decrease) in gross revenue	$(4,700)	$500	$9,600	$2,100	$1,200
Increase (decrease) in operating income	$(5,300)	$2,200	$11,200	$3,300	$4,300
The following table shows the impact a hypothetical 10% increase or decrease in the U.S. dollar against all other currencies would have on actual gross revenue and operating income for the six months ended June 30, 2019 and 2018, the 2018 Successor Period, the 2018 Predecessor Period and the year ended December 31, 2017:
	Successor				Predecessor
Hypothetical 10% Change in Value of U.S. Dollar (amounts in thousands)	Six Months Ended June 30, 2019		October 1, 2018 to December 31, 2018		January 1, 2018 to September 30, 2018		Six Months Ended June 30, 2018		Year Ended December 31, 2017
Effect of 10% change on gross revenue	+/-$	11,500	+/-$	5,100	+/-$	14,300	+/-$	9,900	+/-$	13,900
Effect of 10% change on operating income	+/-$	7,300	+/-$	2,800	+/-$	8,600	+/-$	6,300	+/-$	7,400
We have derivative risk relating to our foreign currency forward contracts. We enter into foreign currency forward contracts to mitigate our U.S. dollar and British pound sterling versus Euro exposure, generally with a duration of less than twelve months. We do not use derivative instruments for trading or speculative purposes. As of June 30, 2019 and December 31, 2018 and December 31, 2017, the notional amount of our foreign currency forward contracts was $85.4 million, $1.7 million and $80.0 million, respectively.
By using derivative instruments to hedge exposures to foreign currency fluctuations, we are exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we are not exposed to the counterparty’s credit risk in those circumstances. We attempt to minimize counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is at least upper-medium investment grade.
Credit Risk
We have credit risk relating to our receivables, which are primarily receivables from financial institutions, including investment managers and brokers and dealers. At June 30, 2019 and December 31, 2018 and 2017, we established an allowance for doubtful accounts of  $1.3 million, $1.2 million and $0.9 million, respectively, with regard to these receivables.
In the normal course of our business we, as an agent, execute transactions with, and on behalf of, other brokers and dealers. If these transactions do not settle because of failure to perform by either counterparty, we may be obligated to discharge the obligation of the non-performing party and, as a result,

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 may incur a loss if the market value of the instrument is different than the contractual amount. This credit risk exposure, can be directly impacted by volatile trading markets, as our clients may be unable to satisfy their contractual obligations during volatile trading markets.
Our policy is to monitor our market exposure and counterparty risk. Counterparties are evaluated for creditworthiness and risk assessment prior to our initiating contract activities. The counterparties’ creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed to ensure that there is not an inappropriate concentration of credit outstanding to any particular counterparty.
Jumpstart Our Business Startups Act of 2012
The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.
Internal Control over Financial Reporting
The process of improving our internal controls has required and will continue to require us to expend resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be completely successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an on-going basis. As part of this process, we may identify specific internal controls as being deficient.
We continue to evaluate our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments; however, for so long as we qualify as an emerging growth company, we will not be required to engage an auditor to report on our internal control over financial reporting. We will be required to comply with the management certification requirements of Section 404 in our annual report on Form 10-K for the year following our first annual report that is filed with the SEC (subject to any change in applicable SEC rules). We will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual report on Form 10-K at the later of the year following our first annual report required to be filed with the SEC or the date on which we are no longer an emerging growth company (subject to any change in applicable SEC rules).

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
BUSINESS
Overview
We are a leader in building and operating electronic marketplaces for our global network of clients across the financial ecosystem. Our network is comprised of clients across the institutional, wholesale and retail client sectors, including many of the largest global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms, as well as regional dealers. Our marketplaces facilitate trading across a range of asset classes, including rates, credit, equities and money markets. We are a global company serving clients in over 65 countries with offices in North America, Europe and Asia. We believe our proprietary technology and culture of collaborative innovation allow us to adapt our offerings to enter new markets, create new platforms and solutions and adjust to regulations quickly and efficiently. We support our clients by providing solutions across the trade lifecycle, including pre-trade, execution, post-trade and data. Our marketplaces provide deep pools of liquidity with average daily trading volume for the first half of 2019 of over $700 billion across more than 40 products.
There are multiple key dimensions to the electronic marketplaces that we build and operate. Foundationally, these begin with our clients and then expand through multiple geographic regions, asset classes, product groups, trading protocols and trade lifecycle solutions.
Our markets are large and growing. Electronic trading continues to increase across the markets in which we operate as a result of market demand for greater transparency, higher execution quality, operational efficiency and lower costs, as well as regulatory changes. We believe our deep client relationships, asset class breadth, geographic reach, regulatory knowledge and scalable technology position us to continue to be at the forefront of the evolution of electronic trading. Our platforms provide transparent, efficient, cost-effective and compliant trading solutions across multiple products, regions and regulatory regimes. As market participants seek to trade across multiple asset classes, reduce their costs of trading and increase the effectiveness of their trading, including through the use of data and analytics, we believe the demand for our platforms and electronic trading solutions will continue to grow.
We have a powerful network of over 2,500 clients across the institutional, wholesale and retail client sectors. Our clients include leading global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms, as well as regional dealers. As our network continues to grow across client sectors, we will generate additional transactions and data on our platforms, driving a virtuous cycle of greater liquidity and value for our clients.
Our technology supports multiple asset classes, trading protocols and geographies, and as a result, we are able to provide a broad spectrum of solutions and cost savings to our clients. We have built a scalable, flexible and resilient proprietary technology architecture that enables us to remain agile and evolve with market structure. This allows us to partner closely with our clients to develop customized solutions for their trading and workflow needs. Our technology is deeply integrated with our clients’ risk and order

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management systems, clearinghouses, trade repositories, middleware providers and other important links in the trading value chain. These qualities allow us to be quick to market with new offerings, to constantly enhance our existing marketplaces and to collect a robust set of data and analytics to support our marketplaces.
We have a track record of growth and financial performance. By expanding the scope of our platforms and solutions, building scale and integration across marketplaces and benefiting from broader network effects, we have been able to grow both our transaction volume and subscription-based revenues. Between 2004 and 2018, we had annual compound average daily trading volume growth of 12.5% and annual compound gross revenue growth of 12.2%. For the six months ended June 30, 2019 and the combined year ended December 31, 2018, 44.1% and 48.0% of our gross revenues, respectively, were fixed. For the six months ended June 30, 2019, our variable revenues and fixed revenues each increased as compared to the prior year period.
For the six months ended June 30, 2019 and 2018, respectively, our gross revenue was $377.3 million and $340.5 million, our net income was $67.2 million, including net income attributable to Tradeweb Markets Inc. of  $12.8 million, and $84.2 million, our Adjusted EBITDA was $167.3 million and $147.5 million, with an Adjusted EBITDA margin of 44.3% and 43.3%, and our Adjusted Net Income was $108.8 million and $95.1 million. For the combined year ended December 31, 2018 and the year ended December 31, 2017, respectively, our gross revenue was $684.4 million and $563.0 million, an increase of 21.6%. For the 2018 Successor Period, the 2018 Predecessor Period and the year ended December 31, 2017, respectively, our net income was $29.3 million, $130.2 million and $83.6 million, our Adjusted EBITDA was $65.3 million, $214.1 million and $215.2 million, with an Adjusted EBITDA margin of 36.6%, 42.3% and 38.2%, and our Adjusted Net Income was $40.8 million, $137.3 million and $131.4 million. For the definitions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income and reconciliations to their most directly comparable financial measures presented in accordance with GAAP, see footnote 6 in “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data.”
Our Evolution
We were founded in 1996 and set out to solve for inefficiencies in the institutional U.S. treasury trading workflows, including limited price transparency, weak connectivity among market participants and error-prone manual processes. Our first electronic marketplace went live in 1998, and over the next two decades we leveraged our technology and expertise to expand into additional rates products and other asset classes, such as credit, equities and money markets. Market demand for better trading workflows globally also was increasing and we initiated a strategy of rolling out our existing products to new geographies and adding local products. We expanded to Europe in 2000, initially offering U.S. fixed income products and soon thereafter added a marketplace for European government bonds. We expanded to Asia in 2004, where our first local product was Japanese government bonds. We have since continued to expand our product and client base in Europe and Asia.
We identified an opportunity to expand our offerings to the wholesale and retail client sectors based on our existing relationships with dealers and our strong market position. We developed our wholesale platform through the acquisitions of Hilliard Farber in 2008 and Rafferty Capital Markets in 2011, and developed technology to facilitate the migration of inefficient wholesale voice markets to more efficient and transparent electronic markets. We entered the retail market through our acquisition of LeverTrade in 2006, scaled our market position through our acquisition of BondDesk in 2013, and have continued to leverage our market and technology expertise to enhance our platform serving that client sector.
Throughout our evolution we have developed many new innovations that have provided greater pre-trade price transparency, better execution quality and seamless post-trade solutions. Such innovations include the introduction of pre-trade composite pricing for multi-dealer-to-customer (“D2C”) trading and the Request-for-Quote (“RFQ”) trading protocol across all of our asset classes. We have also integrated our trading platforms with our proprietary post-trade systems as well as many of our clients’ order management and risk systems for efficient post-trade processing. In addition, because large components of the market remain relationship-driven, we continue to focus on introducing technology solutions to solve inefficiencies in voice markets, such as electronic voice processing, which allows our clients to use Tradeweb technology to process voice trades. We expect to continue to leverage our success to expand into new products, asset classes and geographies, while growing our powerful network of clients.

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While our cornerstone products continue to be some of the first products we launched, including U.S. treasuries, European government bonds and TBA MBS, we have continued to solve trading inefficiencies by adding new products across our rates, credit, equities and money markets asset classes. As a result of expanding our offerings, we have increased our opportunities in related addressable markets, where estimated average daily trading volumes have grown from approximately $0.6 trillion in 1998 to $6.5 trillion through the first half of 2019, according to industry sources and management estimates.
Our Market Opportunity
Continued Growth of Global Markets
Based on industry sources and management estimates, we estimate that the global notional value outstanding for rates and credit was approximately $539 trillion as of December 2018. When combined with equities and money markets, the market size for our platforms increases to an estimated notional value of approximately $551 trillion. The markets in which we participate are actively traded, and we estimate that trading in rates, credit, ETFs and money markets generated average daily trading volumes of approximately $4.0 trillion, $0.1 trillion, $0.1 trillion and $2.3 trillion, respectively, through the first six months of 2019. As electronic trading in these markets continues to develop, we believe we are well positioned to increase our share of these markets over time. Major market participants include large asset managers, hedge funds, central banks, banks and dealers, insurance companies, corporations, proprietary trading, brokerage and retail advisory firms, governments and retail investors.
Trading volumes are influenced by, among other things, the amount of notional securities outstanding, new issuances, market volatility, regulation and economic factors such as growth and monetary policy. We believe we are well positioned to benefit from secular and cyclical trends impacting many of the markets in which we operate. For example, the U.S. government bond market has experienced substantial growth in notional value outstanding, growing at 12% annually since 2007, according to SIFMA. The U.S. corporate bond and Chinese bond markets have grown annually at 6% and 20%, respectively, according to SIFMA and BIS. The U.S. and European ETF markets have each grown annually at nearly 17% since 2007, according to ETFGI. Continuing growth in these markets is expected to be driven by increasing global trading volumes, resulting from increased economic activity, new government and corporate debt issuances and the continued growth of passive investing. Markets have migrated to electronic trading platforms at different adoption rates — some gradually over time (e.g., government bonds and corporate bonds) and others on a more accelerated basis due to regulation (e.g., interest rate swaps).
Advancements in technology, increased connectivity and the evolving business needs of market participants have caused financial markets to become larger and more global. Our platforms operate throughout the 24-hour trading day as market participants have become increasingly global and comprehensive, trading across multiple geographies, asset classes and currencies.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Electronification of Trading
Trading in fixed income and derivative markets historically has been a highly manual process. With traditional methods of trading, buyers lack a centralized source of price discovery and automated post-trade processing solutions, and as a result, are required to telephone multiple dealers to receive price quotes, compare quotes among multiple dealers, confirm orders via telephone and then engage in manual trade settlement via fax. The process is time-consuming and error-prone, leading to poor price transparency and execution quality, limited connectivity among market participants and high levels of operational risk.
Market demand for greater execution efficiency and changing regulations are shifting the paradigm of trading from voice markets to electronic markets across our asset classes. As a result of technological advances, there has been a rising use of electronic trading technologies, referred to as the electronification of markets, which have automated many of the manual processes required by traditional methods of trading, including voice. Electronification has made markets more efficient by improving price transparency and execution, while also reducing operational risk and allowing market participants to create organizational cost efficiencies, by reducing front, middle and back office headcount and eliminating manual errors. However, even as other markets, such as the equity, FX and futures markets, transitioned to the use of electronic trading processes, large components of the fixed income and derivative markets have been slower to migrate to electronic trading because of the diverse and heterogeneous nature of those instruments and because participants in these markets have traditionally operated in a more relationship-driven environment.
Demand for more efficient trading solutions continues to increase, which we believe will further drive the electronification of the markets in which we operate. Over the last 20 years, we have been a leader in the electronification of fixed income and other markets, using proprietary technologies and collaborating hand-in-hand with clients to develop innovative workflow solutions across the trade lifecycle. Our trading platforms and solutions automate and integrate key parts of the trading process, which in turn helps our clients to improve execution quality, manage risk and compliance and account for their trading activities. For example, we have designed our platforms to seamlessly integrate with our clients’ internal and third-party risk and order management systems, as well as with vendor systems, including clearinghouses, confirmation systems and other third-party service providers. These integrations, which include over 375 proprietary client integrations and over 30 vendor integrations, help our clients to improve the efficiency of their front, middle and back offices and provide them with the opportunity to adopt end-to-end straight-through processing.
The process of market electronification is ongoing. Many markets — even in products we already offer — are in the early stages of electronification, such as U.S. corporate bonds, or continue to have meaningful volumes traded manually, with liquidity-taking investors calling multiple dealers for quotes and engaging in manual post-trade processing. For example, for U.S. treasuries, voice trading still accounts for approximately 35% to 40% of overall trading volumes, according to industry sources and management estimates. Certain markets in which we operate have experienced higher rates of electronification, such as ETFs, interest rate swaps and credit default swaps, and we believe we are well positioned to increase our share in these markets as our network continues to grow. Our innovation will continue to be driven by client demand for efficiencies in additional workflows, products and geographies, which, combined with our entrepreneurial culture and domain expertise, are expected to attract additional market participants to Tradeweb.
Regulatory changes have also driven demand for electronification. The policy objectives of a number of post-2008 crisis reforms, such as the Dodd-Frank Act, Basel III and MiFID II, are to increase transparency and reduce systemic risk. These objectives have generally led to increased adoption of electronic trading on regulated markets where price transparency, counterparty credit checks, reporting tools and clearing are essential components. In the United States, for example, swaps are experiencing increased rates of electronification due to mandates in the Dodd-Frank Act that require certain derivatives to trade on CFTC-regulated swap execution facilities (SEFs). Tradeweb launched two SEFs in 2013 and, in 2018, we had the leading market position in SEF trading for U.S. dollar-denominated interest rate swaps, excluding forward rate agreements, according to Clarus Financial Technology. In addition, higher capital requirements have driven dealers to reduce the size of their balance sheets and utilize the distribution and scale provided by electronic trading venues.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Unlocking the Value of Data for our Network
Traders are increasingly using data for pre-trade analytics, automated execution, transaction cost analysis, predictive insights and post-trade solutions. Greater demand for data and analytics has improved the value proposition of electronic trading relative to other mediums. Our real-time pre-trade data and analytics provide additional value-add to platform users, further entrenching our platforms and solutions among our clients. We provide continuous pre-trade pricing updates across our markets to clients increasing transparency in trading. Additionally, regulations are mandating additional audit trail and reporting requirements, which we help solve with our trading platforms and integrated post-trade settlement solutions. These applications are supported by advancements in technology and the increased prevalence of electronic trading, both of which have made it easier to generate, capture, store and analyze data.
Our Competitive Strengths
Our Network of Clients, Products, Geographies and Protocols
Our clients continue to come to our trading venues because of our large network and deep pools of liquidity, which result in better and more efficient trade execution. We expand our relationships through our integrated technology and new offerings made available to our growing network of clients. As an electronic trading marketplace for key asset classes and products, we benefit from a virtuous cycle of liquidity — trading volumes growing together and re-enforcing each other. We expect our existing clients to trade more volume on our trading venues and to attract new users to our already powerful network, as liquidity on our marketplaces grows and we offer more products and value-added solutions. The breadth of our network, products, global presence and embedded scalable technology offers us unique insights and an established platform to swiftly enter additional markets and offer new value-added solutions. This is supported by more than 20 years of successful innovation and long trusted relationships with our clients.
We are a leader in making trading and the associated workflow more efficient for market participants. Based on industry sources and management estimates, we believe that we are a market leader in electronic trading for the following products: U.S. treasuries, TBA MBS, European government bonds, U.S. dollar-denominated interest rate swaps and euro-denominated interest rate swaps, which are some of our largest products, as well as ETP-traded Yen-denominated interest rate swaps and European ETFs, which are some of our newer products. We cover all major client sectors participating in electronic trading, including the institutional, wholesale and retail client sectors. We are a global business with users accessing our platforms and solutions in over 65 countries. For each of the six months ended June 30, 2019 and the combined year ended December 31, 2018, we generated approximately 36% of our gross revenue from clients outside of the United States. We have built a business that is diverse across more than 40 products. In addition, we provide the full spectrum of trading protocols from voice to sweeps (session-based trading) through RFQ to CLOB (central limit order book).
We believe the breadth of our offerings, experience and client relationships provides us unique market feedback and enables us to enter new markets with higher probabilities of success and greater speed. Many of our markets are interwoven and we provide participants trading capabilities across multiple products through a single relationship. We cover our global clients through offices in North America, Europe and Asia and a global trading network that is distributed throughout the world.
Culture of Collaborative Innovation
We have developed trusted client relationships through a culture of collaborative innovation where we work alongside our clients to solve their evolving workflow needs. We have a long track record of working with clients to solve both industry-level challenges and client-specific issues. We have had a philosophy of collaboration since our founding, when we worked with certain clients to improve U.S. treasury trading for the institutional client sector.
More recently, we helped make trading in credit markets more efficient by partnering with major dealers to improve liquidity and reduce the cost of net spotting the U.S. treasury in connection with a corporate bond trade. This net spotting functionality allows our credit clients to spot multiple bonds at the same time using our multi-dealer net spotting tool to net their interest rate risk simultaneously using one

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 spot price. We have also worked side-by-side with clients and federal agencies to customize solutions for their particular needs in the TBA MBS market. For example, in direct collaboration with our leading TBA MBS clients we developed a functionality (Round Robin) to help resolve the issue of systemic fails on TBA MBS trades and reduce the operational risk and costs associated with delivery failures that often plague the TBA MBS market. In conjunction with Freddie Mac, we developed a direct-to-Freddie Mac exchange path for institutional clients related to the single security initiative, paving the way for a combined Freddie Mac and Fannie Mae TBA market of Uniform Mortgage-Backed Securities. Through collaborative endeavors like these, we have become deeply integrated into our clients’ workflow and become a partner of choice for new innovations.
Scalable and Flexible Technology
We have consistently used our proprietary technology to find new ways for our clients to trade more effectively and efficiently. Our core software solutions span multiple components of the trading lifecycle and include pre-trade data and analytics, trade execution and post-trade data, analytics and reporting, integration, connectivity and straight-through processing. Our systems are built to be scalable, flexible and resilient. Our internet-based, thin client technology is readily accessible and enables us to quickly access the market with easily distributed new solutions. For example, we were the first to offer web-based electronic multi-dealer trading to the institutional U.S. treasury market and have subsequently automated the market structure of additional markets globally. We have also created new trading protocols and developed additional solutions for our clients that are translated and built by our highly experienced technology and business personnel working together to solve a client workflow problem. Going forward, we expect our technology platform to help us stay at the forefront of the evolution of electronic trading.
Our Global Regulatory Footprint and Domain Expertise
We are regulated (as necessitated by jurisdiction and applicable law) or have necessary legal clearance to offer our platforms and solutions in major markets globally, and our experience provides us credibility when we enter new markets and facilitates our ability to comply with additional regulatory regimes. With extensive experience in addressing existing and pending regulatory changes in our industry, we offer clients a central source of expertise and thought leadership in our markets and assist them through the myriad of regulatory requirements. We then provide our clients with trading platforms that meet regulatory requirements and enable connectivity to pre-and post-trade systems necessary to comply with their regulatory obligations.
Platforms and Solutions Empowered by Data and Analytics
Our data and analytics enhance the value proposition of our trading venues and improve the trading experience of our clients. We support our clients’ core trading functions by offering trusted pre- and post-trade services, value-added analytics and predictive insights informed by our deep understanding of how market participants interact. Our data and analytics help clients make better trading decisions, benefitting our current clients and attracting new market participants to our network. For example, data powers our AiEX functionality which allows traders to automatically execute trades according to pre-programmed rules and automatically sends completed or rejected order details to internal order management systems. By allowing traders to automate and execute their smaller, low touch trades more efficiently, AiEX helps traders focus their attention on larger, more nuanced trades. During the six months ended June 30, 2019, the average daily volume executed by our institutional clients using AiEX functionality was $3.1 billion, up from $0.6 billion in 2015, and we are seeing demand for AiEX continue to grow across some of our key products, including U.S. treasuries, European government bonds, global swaps, U.S. and European corporate bonds and global ETFs.
Our over 20 year operating history has allowed us to build comprehensive and unique datasets across our markets and, as we add new products to our platforms, we will continue to create new datasets that may be monetized in the future. Our marketplaces generate valuable data, processing over 47,000 trades and over 1.0 billion pre-trade price updates daily, that we collect centrally and use as inputs to our pre-trade indicative pricing and analytics. We maintain a full history of inquiries and transactions, which means, for

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 example, we have 20 years of U.S. treasury data. We will seek to further monetize our data both through potential expansion of our existing market data license agreement with Refinitiv and through distributing additional datasets and analytics offerings through our own network or through other third-party networks.
We are continuously developing new offerings and solutions to meet the changing needs of our clients and will benefit from helping them comply with new regulations. For example, in January 2018, we launched our APA reporting service in response to demand by our clients to satisfy new off-venue and OTC reporting requirements under MiFID II. We now operate one of the largest fixed income APA services with over 100 clients, including 20 leading global banks, and expect to expand our APA service in the coming years.
Experienced Management Team
Our focus and decades of experience have enabled us to accumulate the knowledge and capabilities needed to serve complex, dynamic and highly regulated markets. Our founder-led management team is composed of executives with an average of over 25 years of relevant industry experience including an average of 13 years working together at Tradeweb under different ownership structures and through multiple market cycles. Our stable management team has overseen our expansion into new markets and geographies while managing ongoing strategic initiatives including our significant technology investments. Additionally, management has fostered a culture of collaborative innovation with our clients, which combined with management’s focus and experience, has been an important contributor to our success. We have been thought leaders and contributors to the public dialogue on key issues and regulations affecting our markets and industry, including congressional testimony, public roundtables, regulatory committees and industry panels.
Our Growth Strategies
Throughout our history, we have operated with agility to address the evolving needs of our clients. We have been guided by our core principles, which are to build better marketplaces, to forge new relationships and to create trading solutions that position us as a strategic partner to the clients that we serve. We seek to advance our leadership position by focusing our efforts on the following growth strategies:
Continue to Grow Our Existing Markets
We believe there are significant opportunities to generate additional revenue from secular and cyclical tailwinds in our existing markets:
Growth in Our Underlying Asset Classes
The underlying volumes in our asset classes continue to increase due to expanded government and corporate issuance. In addition, the government bond market is foundational to and correlative to virtually every asset class in the cash and derivatives fixed income markets. Based on industry sources and management estimates, we estimate that the addressable average daily trading volume across the rates, credit, equities and money markets asset classes has grown at a compound average annual rate of 13% from the first half of 2015 through the first half of 2019. Select products that we believe have a high growth potential due to current market trends include global government bonds, interest rate derivatives, ETFs and cash credit.
Growth in Our Market Share
Our clients represent most of the largest institutional, wholesale and retail market participants. The global rates, credit, equities and money markets asset classes continue to evolve electronically. We intend to continue to increase our market share by growing our client base and increasing the percentage of our clients’ overall trading volume transacted in those asset classes on our platforms, including by leveraging our voice solutions to win more electronic trading business from electronic voice processing clients in our rates and credit asset classes. In particular, across many of our asset classes, we are implementing an integrated approach to grow our market share — serving all three of our client sectors across all trade sizes, from odd-lot to block trades, through a variety of protocols. Many of our asset manager, hedge fund,

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 insurance, central bank/sovereign entity and regional dealer clients actively trade multiple products on our platforms. In addition, our global dealer clients trade in most asset classes across all three client sectors. We also see a growing appetite for multi-asset trading to reduce cost and duration risk. For example, over 90% of our U.S. institutional high grade cash credit trades leverage our U.S. treasury marketplace for spotting. During the second quarter of 2019, net spotting accounted for over 25% of our overall U.S. high grade credit notional volume and over 13% of our electronic credit volume.
Electronification of Our Markets
Market demands and regulation are changing the paradigm of trading and driving the migration to electronic markets. Our clients desire transparency, best execution and choice of trading protocols amidst dynamic and evolving markets. Furthermore, innovations in capital markets have enabled increased automation and process efficiency across our markets. The electronification of our marketplaces varies by product. We typically see meaningful electronification of new products within three to five years of their launch, with certain products experiencing significant revenue growth following that period of time, including as a result of market and regulatory developments. For example, our U.S.- and euro-denominated derivative products experienced increased rates of electronification and related revenue growth following the implementation of mandates under the Dodd-Frank Act in 2013 and MiFID II in 2018. We are well positioned to continue to innovate and provide better electronic markets and solutions that satisfy the needs of our clients and that meet changing market demands and evolving regulatory standards.
We believe that U.S. treasuries, global interest rate swaps, global ETFs, in particular, institutional block ETFs, and U.S. credit products, including corporate high grade and high yield bonds, are key drivers of our potential growth. Our penetration of these markets, and their level of electronification, are at various stages. We are focused on growing our market share for these products by continuing to invest in new technology solutions that will attract new market participants to our platforms and increase the use of our platforms by existing clients.
Expand Our Product Set and Reach
We have grown our business by prudently expanding our offerings to add new products and asset classes, and we expect to continue to add new products and expand into new complementary markets as client demand and market trends evolve. We expanded into China in 2017 and offer our global clients access to the Chinese bond market through our initiative with BondConnect. We continue to focus on that initiative and on other opportunities in China, and on expanding opportunities with clients in the Asia region more broadly. In addition, we have expanded our product set to include wholesale electronic repurchase agreements, as well as U.S. and European bilateral repurchase agreements, European cash equities and U.S. options for our institutional client sector. We also intend to leverage innovation and technology capabilities to develop new solutions that help our clients trade more effectively and efficiently. For example, our swap compression functionality allows clients to reduce their swap positions at the clearinghouse, resulting in significant cost savings. In addition, on our institutional U.S. credit platform, our portfolio trading solution allows clients to obtain competitive prices on a full basket of securities and trade on net present value from dealers. Given the breadth of expertise of our sales people and management, we have the ability to focus on new client opportunities and on selling additional solutions to existing clients.
In addition, we believe our business model is well suited to serve market participants in other asset classes and geographies where our guiding principles can continue to transform markets and broaden our reach. We currently have clients in over 65 countries, and we plan to expand our platforms and solutions into additional geographies. Our international strategy involves offering our existing products to new geographies and then adding local products. In addition, we believe we can, and will, continue to develop trading models in one product or asset class and deliver those models to other products or asset classes, irrespective of geography. For example, we are leveraging our session-based trading technology in European corporate bonds for session-based trading in U.S. corporate bonds and Off-the-Run U.S. treasuries, and we are focused on growing this newer trading protocol. We have significant scale and breadth across our platforms, which position us well to take advantage of favorable market dynamics when introducing new products or solutions or entering into new markets.

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Enhance Underlying Data and Analytics Capabilities to Develop Innovative Solutions
As the demand for data and analytics solutions grows across markets and geographies, we plan to continue to expand the scope of our underlying data, improve our tools and technology and enhance our analytics and trade decision support capabilities to provide innovative solutions that address this demand. As the needs of market participants evolve, we expect to continue to help them meet their challenges, which our recent investments in data, technology and analytics enable us to do more quickly and efficiently. For example, we enhance our solutions by linking indicative pre-trade data to our clients’ specific trades to create predictive insights from client trading behavior.
Our technology architecture reduces the time to market for new data solutions, which allows us to react quickly to client needs. In November 2018, we extended our long-term agreement with Refinitiv, pursuant to which Refinitiv licenses certain data from us, which provides us with a predictable and growing revenue stream.
Pursue Strategic Acquisitions and Alliances
We intend to selectively consider opportunities to grow through strategic acquisitions and alliances. These opportunities should enhance our existing capabilities, accelerate our ability to enter new markets or provide new solutions. For example, in addition to our acquisitions in the wholesale and retail client sectors, we made an acquisition (CodeStreet) in 2016, which bolstered our predictive analytics capabilities. Our focus will be on opportunities that we believe can enhance or benefit from our technology platform and client network, provide significant market share and profitability and are consistent with our corporate culture.
Our Client Sectors
We have a powerful network of over 2,500 clients across the institutional, wholesale and retail client sectors. Our clients include leading global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms, as well as regional dealers. Since the founding of Tradeweb over 20 years ago, we have developed trusted relationships with many of our clients and have invested to integrate with their capital markets technology infrastructures. This has facilitated the collaborative approach we employ to solve our clients’ evolving workflow needs.
We provide deep liquidity pools to the institutional, wholesale and retail client sectors through our Tradeweb Institutional, Dealerweb and Tradeweb Direct platforms. We facilitated over $700 billion in average daily trading volume for the first half of 2019 across more than 40 products, and we have multi-year agreements with many of our significant dealer clients.
Our client sectors are continuing to become more interwoven and we believe we are well positioned to deliver the benefits of cross-marketplace network effects. Many of our asset manager, hedge fund, insurance, central bank/sovereign entity and regional dealer clients actively trade multiple products on our platforms. In addition, many of the commercial banks and dealers providing liquidity on Tradeweb Institutional are also active traders on Dealerweb, our wholesale platform, and provide odd-lot inventory for our retail client sector. We believe that this overlapping of client sectors and asset classes will continue and, in the long-term, will eliminate the distinctions across institutional, retail and wholesale channels. For example, in our institutional U.S. credit marketplace, we have integrated over $10 billion of live streaming retail liquidity. Given our technological capabilities, the diversity of our client sectors and the breadth of our products and trading protocols, we believe we are well positioned to capitalize on this emerging trend.
Institutional
Tradeweb Institutional offers dealer-to-client and all-to-all trading and related solutions to over 1,900 liquidity-taking clients. Our clients include leading asset managers, hedge funds, insurance companies, regional dealers and central banks/sovereign entities. The Tradeweb Institutional platform serves 95% of the world’s largest 100 asset managers, 80% of the top 25 insurance companies and over 50 central banks/sovereign entities with more than 150 dealers providing liquidity. Tradeweb Institutional offers trading in a

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 wide variety of products, including U.S. treasuries, European government bonds, TBA MBS, global interest rate swaps, global corporate bonds and ETFs. Our trading protocols include RFQ, Request-for-Market, Request-for-Stream, list trading, compression, blast all-to-all, Click-to-Trade, portfolio trading and inventory-based.
Wholesale
We provide fully electronic, hybrid and voice trading for the wholesale community on our Dealerweb platform. Our clients include more than 300 dealers with more than 90 dealers actively trading on our electronic and hybrid markets. Nearly all of our electronic and hybrid dealer clients also trade on the Tradeweb Institutional and Tradeweb Direct platforms. Dealerweb’s leading markets include TBA MBS, global credit products, U.S. treasuries, repurchase agreements and U.S. dollar-denominated swaps. Our electronic trading protocols include directed streams, central limit orderbook and session-based trading. We are well positioned to facilitate and capitalize on the continued transition of wholesale client trading from voice or hybrid trading to fully electronic trading. To that end, we have had over 25% growth in the number of e-participants on our wholesale client sector markets since the first quarter of 2016.
Retail
Tradeweb Direct, our regulated Alternative Trading System (“ATS”), offers financial advisors and their retail clients access to micro-lot liquidity provided by our network of broker-dealers. Tradeweb Direct serves over 49,000 financial advisors at more than 200 retail brokerage and advisory firms. In addition, certain Tradeweb Direct clients provide access to approximately 60,000 retail clients through white-labeled, web-based front ends. Tradeweb Direct also provides access to its ATS to large and middle-market asset managers. Tradeweb Direct offers trading in a range of products, including U.S. corporate bonds, municipal bonds and certificates of deposit (CDs), using our Click-to-Trade, inventory-based and RFQ trading protocols. Participants on Tradeweb Direct have the ability to connect to our marketplaces via workstations or APIs or through access to websites that are white-labeled for our clients.
Our Asset Classes and Products
For the six months ended June 30, 2019 and the combined year ended December 31, 2018, approximately 88% and 87%, respectively, of our gross revenue was generated from fees and commissions earned from our asset class and product offerings. The primary source of the remainder of our gross revenue was generated from fees earned from our pre- and post-trade data and analytics solutions. See “—Our Solutions.”
We offer efficient and transparent trading across a diverse range of asset classes:
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Rates (56% of 1H 2019 gross revenue and 55% of 2018 gross revenue):   We facilitate trading in a broad range of cash and derivatives rates products, including major government securities, such as U.S. treasury securities and European government bonds, mortgage-backed securities, interest rate swaps and agency/supranational securities and other rates products.

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Credit (21% of 1H 2019 gross revenue and 20% of 2018 gross revenue):   We offer deep pools of liquidity for our clients in cash and derivatives credit products, including U.S. and European high grade and high yield bonds, China bonds, municipal bonds, index, single name and sovereign credit default swaps and other credit products.

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Equities (6% of 1H 2019 and 2018 gross revenue):   We offer trading in a range of cash and derivatives equities products, including global ETFs, equity derivatives and other equities products.

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Money Markets (5% of 1H 2019 and 2018 gross revenue):   We offer trading in a broad range of cash money market products, including commercial paper, agency discount notes, repurchase agreements, certificates of deposit and treasury bills and other money markets products.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Our Geographies
We have a global footprint, serving clients, including over 1,900 institutional liquidity-taking clients, in over 65 countries across the Americas, EMEA (Europe, Middle East and Africa) and APAC (Asia Pacific) regions and with offices in North America, Europe and Asia. By region:
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We serve over 900 clients in the Americas across North, Central and South America.

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We serve over 700 clients in EMEA across Europe, the Middle East and North Africa.

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We serve over 300 clients in APAC across Asia, the Pacific, Oceania and the Indian sub-continent.

In addition, we currently support trading across 25 currencies globally.
We believe our platforms, technology and solutions have made trading in markets globally more efficient and transparent. Furthermore, our expertise in multiple jurisdictions positions us as a partner of choice as our clients expand their trading operations to new geographies. As the global markets move to electronic trading, we expect to be at the forefront of this change.
Our Solutions
We provide clients with solutions across the trade lifecycle including pre-trade data and analytics, intelligent trade execution, straight-through processing and post-trade data, analytics and reporting.
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Pre-Trade Data and Analytics:   We provide clients with accurate, real-time market data and streaming price updates across more than 40 products. Major financial publications across the globe reference our market data. Our real-time market data services include major government bonds, corporate bonds, mortgage-backed securities, fixed income derivatives and money markets. For example, data and analytics power our Automated Intelligent Price, or Ai-Price, functionality, which delivers benchmark pricing and insights for more than 17,000 U.S. corporate bonds. We integrate directly with order management systems allowing for order entry and pre-trade compliance and risk analysis. Clients are also able to perform credit checks for cleared derivatives trading — either with limits on our system or through connectivity to the futures commission merchants.

In addition, we provide Refinitiv with certain real-time market data feeds for multiple fixed income and derivatives products under an exclusive license pursuant to which Refinitiv redistributes such market data to its customers on its Eikon platform and through direct feeds.

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Trade Execution:   Trade execution is at the core of our business. We provide marketplaces and tools that facilitate trading by our clients and streamline their related workflows. Our market specialists and technology team work closely with our clients to continuously innovate and improve their trading practices. The trading protocols we currently offer on our platforms include:

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Request-for-quote.   Our multi-dealer request-for-quote, or RFQ, protocol provides institutional clients with the ability to hold a real-time auction with multiple dealers and select the best price. RFQ was pioneered by Tradeweb in 1998 and has been deployed across all of our rate markets, including government bonds, mortgage-backed securities and U.S. agencies, and our other asset classes. The RFQ is a fully-disclosed trading protocol — both buy-side and sell-side names are known prior to execution. Multi-dealer RFQ assists clients with achieving best execution.

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Request-for-market.   Our request-for-market, or RFM, protocol provides institutional clients with the ability to request a two-sided market from a particular dealer. This mirrors the approach of a client calling a specific trader for market prices and rates before showing the direction they want to trade. The RFM protocol has been effective in some of our newer markets, including credit default swap indices, where it is integrated with the RFQ and click-to-trade protocols on a single trading screen.

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Request-for-stream.   Our request-for-stream, or RFS, protocol allows multiple dealers to show clients continuously updating rates, in line with market movements, during a client’s request window.

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List trading.   Used by clients with multiple transactions to complete, our list trading protocol is a highly efficient workflow tool. By executing many trades at once, clients can request prices from multiple dealers to extract the best price and complete the hedging of the trades at one time, saving significant manual effort compared to executing on the telephone.

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Compression.   Clients utilize our interest rate swap compression tool as an efficient means to reduce the number of line items they have outstanding at a clearinghouse by netting offsetting positions in a single transaction. This functionality allows clients to submit up to 250 line items to liquidity providers for simultaneous list pricing, which they can execute, clear and report in one transaction, reducing both their risk and clearing costs. The Tradeweb compression tool is flexible and versatile in design allowing clients to adapt the tool to their workflow and customize for granular swaps.

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Blast all-to-all.   Our Blast all-to-all, or A2A, protocol allows clients to send RFQ trade inquiries to all market participants in a given market and receive responses for executions. Trades are exposed to all liquidity providers simultaneously to broaden their liquidity sources. Blast A2A is currently used by our institutional clients in our global credit marketplaces, including U.S. high grade, U.S. high yield, European credit products and other corporate bonds. The Blast A2A functionality provides alert and inquiry monitors so participants are notified of trading opportunities. Clients can send single or list trade inquiries and can receive responses for full or partial fills. Clients can also leverage our AiEX tool in conjunction with this trading protocol.

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Click-to-trade.   Our click-to-trade, or CTT, protocol enables a liquidity-taking client to view a set of prices in real-time and click on the price and the dealer with whom they wish to execute. This trading protocol is especially popular with clients that are looking to view a range of executable, real-time prices across dealers.

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Portfolio Trading.   To support rebalancing of passive portfolios and ETFs, our portfolio trading solution allows clients to obtain competitive prices and trade on net present value on a full basket of securities.

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Session-based.   Sweep, our session-based trading protocol, allows clients to manage inventory and balance sheets by entering orders to be matched against opposite orders at a

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 specified time and price, concentrating market liquidity to a particular point in time. This protocol leverages our broker relationships, technology, and pricing from the overall Tradeweb network to fill the gap between voice brokering and fully electronic order book trading.
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Central Limit Order Book.   Our central limit order book, or CLOB, is a continuous electronic protocol that allows clients to trade on firm bids and offers from other market participants, as well as enter their own resting bids and offers for display to the market participants, typically anonymously.

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Directed streams.   Our directed streams protocol, which is currently used by our wholesale clients in the On-The-Run U.S. treasury marketplace, gives clients an efficient alternative to traditional voice and order book trading. Liquidity-taking and liquidity-providing clients can establish data-driven, customized bilateral trading relationships that deliver real-time price discovery and high quality execution. In this matched principal model, clients can connect to a single platform to transact with multiple pools of directed liquidity.

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Inventory-based.   Our inventory-based protocol allows liquidity-providing clients to submit a range of bids and offers for particular securities that a counterparty can then look to execute on. These prices are not necessarily updated in real-time but provide a good indication of where the counterparty is likely to complete the trade. This protocol is most commonly deployed in less liquid, security-specific marketplaces, such as certain credit and money markets marketplaces.

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Voice.   Voice-brokered products in our wholesale client sector include, among other products, U.S. treasuries, MBS, municipal bonds and repurchase agreements. Our voice brokers provide anonymity and insight for sell side traders and give us valuable high-touch relationships and market understanding and access.

Tradeweb Automated Intelligent Execution, or AiEX, is an innovative automated trading technology that allows clients to execute large volumes of trade tickets at a high speed using pre-programmed execution rules that are tailored to the client’s trading strategy. Clients use AiEX to efficiently automate high volumes of small, basic trades to free up time and create capacity. In addition, clients apply AiEX to more complex execution strategies to open up new trading opportunities. The trading benefits of AiEX include efficient accelerated execution, better optimization to fine-tune dealer selection and enhanced automated compliance.
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Trade Processing:   Our trade processing technology allows our clients to increase productivity, reduce risk and improve overall performance. Our post-trade solutions allow clients to allocate their electronic or phone-executed trades electronically, including storing and communicating organizational and sub-account settlement, identity and confirmation preference information for processing trades. Our post-trade solutions also make it easier for clients to communicate trade settlement information to dealers, prime brokers, fund administrators and confirmation vendors. Additionally, clients can send trades to clearinghouses and reporting in real-time through third-party middleware or Tradeweb developed direct links. We work side by side with numerous industry partners to provide direct server-to-server connections. By eliminating manual re-entry of trade and allocation information, our solutions assist clients in reducing failed trades and saving time, effort and money.

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Post-Trade Data, Analytics and Reporting:   Our comprehensive post-trade services include transaction cost analysis, or TCA, best execution reporting and client performance reports. These powerful tools provide our clients with ways to measure and optimize their trade performance. Our TCA tools monitor the cost effectiveness and quality of execution of trading activities for trades executed on or off Tradeweb. Our post-trade performance reports provide a summary of trading activity including detailed exception reports, price benchmarking and peer group comparisons. In response to MiFID II, we also launched an APA reporting service to allow clients to meet post-trade transparency requirements for off-venue or OTC trading activity. Our APA

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service provides regulatory pre-trade and post-trade reporting across multiple asset classes, including for products not offered by Tradeweb. The APA service also provides venue reporting for clients for Refinitiv’s FX trading venues and Forte Securities.
Strategic Alliances
As part of our culture of collaborative innovation, throughout our history we have also initiated several formal strategic alliances. These alliances have taken several forms, including distribution partnerships, technological alliances and revenue sharing and other financial arrangements. The alliances have allowed us to accelerate our entry into certain new markets, leverage scale of other parties or simply maximize opportunities through joint projects.
Sales and Marketing
We sell and promote our offerings and solutions using a variety of sales and marketing strategies. Our sales organization, which is generally not commission based, follows a team-based approach to covering clients, deploying our product and regional expertise as best dictated by evolving market conditions. The team has historically been organized by client sector and then by region, but as markets have converged, we have increasingly leveraged our global and cross-product expertise to drive growth. Our sales team, which works closely with our technology team, is responsible for new client acquisition and the management of ongoing client relationships to increase clients’ awareness, knowledge and usage of our trading platforms, new product launches, information and data services and post-trade services. Our sales team is also responsible for training and supporting new and existing clients on their use of our platforms and for educating clients more broadly on the benefits of electronic trading, including how to optimize their trading performance and efficiency through our various trading protocols.
Given the breadth of our global client network, trading volume activity and engagement with regulatory bodies, we regularly work to help educate market participants on market trends, the impact of regulatory changes and technology advancements. Our senior executives often provide insight and thought leadership to the industry through conversations with the media, appearances at important industry events, roundtables and forums, submitting authored opinion pieces to media outlets and conducting topical webinars for our clients. We believe this provides a valued service for our constituents and enhances our brand awareness and stature within the financial community.
Additionally, we employ various marketing strategies to strengthen our brand position and explain our offerings, including through our public website, advertising, digital and social media, earned media, direct marketing, promotional mailings, industry conferences and hosted events.
Competition
The markets for our solutions continue to evolve and are competitive in the asset classes, products and geographies in which we operate. We compete with a broad range of market participants globally. Some of these market participants compete in a particular market, while select others compete against the entire spectrum of our offerings and solutions. In addition, there are other companies that have the platform breadth and global reach that we provide. We believe that our comprehensive offerings, global reach, culture of collaboration and broad network increasingly differentiate us from other market participants.
We primarily compete on the basis of client network, domain expertise, breadth of offerings and solutions and ease of integration of our platforms with our client’s technology, as well as the quality, reliability, security and ease of our platforms and solutions. We face six main areas of competition:
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Other electronic trading platforms:   We compete with a number of other electronic trading venues. These include MarketAxess, Bloomberg, London Stock Exchange Group (“LSEG”) (MTS BondsPro), ICE (Bondpoint, TMC Bonds, Creditex) and others in the credit and municipal markets; Bloomberg, LSEG (MTS BondVision), Nasdaq (Nasdaq Fixed Income), CME Group (NEX Group) and others in the rates and derivatives markets; and ITG (RFQ-hub) that was acquired by Virtu and Bloomberg in the equities and ETF markets. Additionally, new platform providers have entered the market, such as Trumid, LiquidityEdge, which MarketAxess recently entered into an agreement to acquire, and Liquidnet.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
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Exchanges:   In recent years, exchanges have pursued acquisitions that have put them in competition with us. For example, ICE acquired BondPoint and TMC Bonds, retail-focused platforms, and IDC, a provider of fixed income data, in an effort to expand its portfolio of fixed income products and services. CME Group and Nasdaq also operate exchanges that compete with us. Exchanges also have data and analytics relationships with several market participants, which increasingly put their offerings in direct competition with Tradeweb.

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Inter-dealer brokers:   We compete with inter-dealer brokers, particularly in our wholesale markets in products such as MBS, U.S. Treasuries, U.S. repo and products traded on SEFs. Major competitors include TP ICAP, BGC Partners and Tradition. Many of these firms also offer voice, electronic and hybrid trading protocols. As larger, full service inter-dealer brokers have consolidated, numerous boutique firms and alternative electronic start-ups are attempting to capture select markets.

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Single-bank systems:   Major global and regional investment and commercial banks offer institutional clients electronic trade execution through proprietary trading systems. Many of these banks expend considerable resources on product development, sales and support to promote their single-bank systems.

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Dealers:   Many of our markets are still traded through traditional voice-based protocols. Institutional investors have historically purchased fixed-income securities, large blocks of equity securities, or ETFs, or entered into OTC derivative transactions, by telephoning sales professionals at dealers. We face competition from trading conducted over the telephone between dealers and their institutional clients.

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Market data and information vendors:   Market data and information providers, such as Bloomberg, Interactive Data Corporation (now part of ICE) and IHS Markit, have a pervasive presence across the financial trading community. Their data and pre-and post-trade analytics compete with offerings we provide to support trading on our marketplaces.

We face intense competition, and we expect competition with a broad range of competitors to continue to intensify in the future. See “Risk Factors — Risks Relating to Our Business and Industry — Failure to compete successfully could materially adversely affect our business, financial condition and results of operations.”
Proprietary Technology
Over the past 20 years, we have collaborated with our clients to continually innovate and evolve with the structure of our markets. This collaboration enables us to remain agile across client sectors, geographies, asset classes and products providing speed to market and a distinct cost and innovation advantage to our clients. Critical to our ability to collaborate with clients and remain at the forefront of evolving market trends is our team of over 300 technologists, which works closely with our client, product and sales teams and has deep market knowledge and domain expertise. This knowledge and expertise not only allows us to address client demand but also to focus on those solutions that can be scaled across client sectors, asset classes and trading protocols.
Our systems are built to be scalable, flexible and resilient. Our core software solutions span the trading lifecycle and include pre-trade analytics, trade execution and post-trade data, analytics and reporting, connectivity and straight-through processing.
A significant portion of our operating budget is dedicated to system design, development and operations in order to achieve high levels of overall system performance. We continually monitor our performance metrics and upgrade our capacity configurations and requirements to handle anticipated peak trading activity in our highest volume products.
The key aspects of our proprietary technology infrastructure include facilitating client-driven innovation, launching new solutions quickly and investing in talent, machine learning and AI capabilities. These aspects of our technology lead to the following:

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
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Nimble product development in collaboration with clients:   Our approach to product development facilitates continuous releases of important product features. This allows us to be opportunistic in what we decide to release at any point in time and inject newly discovered opportunities into the trade lifecycle. We have designed our platforms to be component-based and modular. New components can be built quickly and have detailed monitoring and command capabilities embedded.

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Scalable architecture:   Our scalable architecture was designed to address increased trading activities and evolving market structures in a cost efficient manner. Furthermore, the diversity and breadth of our platforms allow us to expand our capabilities across new markets. We use third-party data centers to more flexibly manage our capacity needs and costs, as well as to leverage security, network and service capabilities.

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Strong disaster recovery and business continuity planning:   We maintain redundant networks, hardware, data centers and alternate operational facilities to address interruptions. We have nine datacenters across the United States, the United Kingdom and Japan. Our data center infrastructure is designed to be resilient and responsive with built-in redundancies.

We have put in place business continuity plans in the event of a significant business disruption or disaster recovery situation to ensure the safety of all employees and resilience of critical systems required for normal operations. The plans cover a range of scenarios and adhere to industry standards and regulatory mandates as outlined by the Interagency Paper on Sound Practices to Strengthen the Resilience of the U.S. Financial System, the SEC’s Regulation Systems Compliance and Integrity, CFTC rules concerning system safeguards and other agencies and entities. Activities covered by the plans include the primary responsible parties at Tradeweb, actions to restore essential systems and applications with target recovery times to accomplish all stated objectives and communications to staff, partners, clients and regulators. The plans are periodically updated based on the most relevant threats to operations and tested to ensure effectiveness during emergency conditions.
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Ongoing security, system monitoring and alerting:   We prioritize security throughout our platforms, operations and software development. We make architectural, design and implementation choices to structurally address security risks, such as logical and physical access controls, perimeter firewall protection and embedded security processes in our systems development lifecycle. Our cyber security program is based on the National Institute of Standards and Technology Cyber Security Framework (the “Framework”). The Framework consists of standards, guidelines and best practices to manage cybersecurity-related risks and promote the protection and resilience of critical infrastructure. Our Global Chief Information Security Officer leads a qualified cyber security team in assessing, managing and reducing the relevant risks to assure critical operations and continuous delivery of service. We constantly monitor connectivity, and our global operations team is alerted if there are any suspect events.

Intellectual Property
Like most companies that develop their technology in-house, we rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property.
To that end, we have patents or patents pending in the United States and other jurisdictions related to price discovery, order execution and trade workflows, including but not limited to pre-trade activities, market data scenarios, market data distribution, electronic data interchange, financial valuation, detecting trading opportunities, financial matching, order matching, order routing, pool trading, database, search, electronic messaging, prime brokerage, order transmission, electronic trading, tracking and monitoring, net spotting, straight-through-processing and clearing.
In addition, we own, or have filed applications for, the rights to trade names, trademarks, copyrights, domain names and service marks that we use in the marketing of products and services to clients. We have registered for trademarks in many of our markets, including our major markets, with registrations pending in others. Trademarks registered include, but are not limited to, “Tradeweb,” “Dealerweb,” and “Tradeweb Direct.”

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We also enter into written agreements with third parties, employees, clients, contractors and strategic partners to protect our proprietary technology, processes and other intellectual property, including agreements designed to protect our trade secrets. Examples of these written agreements include third-party non-disclosure agreements, employee non-disclosure and inventions assignment agreements, licensing agreements and restricted use agreements.
Regulation
Many aspects of our business are subject to regulation in a number of jurisdictions, including the United States, the United Kingdom, the Netherlands, Japan, Hong Kong, Singapore and Australia. In these jurisdictions, government regulators and self-regulatory organizations oversee the conduct of our business, and have broad powers to promulgate and interpret laws, rules and regulations that may serve to restrict or limit our business. As a matter of public policy, these regulators are tasked with ensuring the integrity of the financial and securities markets and protecting the interests of investors in those markets generally. Rulemaking by regulators, including resulting market structure changes, has had an impact on our business by directly affecting our method of operation and, at times, our profitability.
As registered trading platforms, broker-dealers, introducing brokers and other types of regulated entities as described below, certain of our subsidiaries are subject to laws, rules and regulations (including the rules of self-regulatory organizations) that cover all aspects of their business, including manner of operation, system integrity, anti-money laundering and financial crimes, handling of material non-public information, safeguarding data, capital requirements, reporting, record retention, market access, licensing of employees and the conduct of officers, employees and other associated persons.
Regulation can impose, and has imposed, obligations on our regulated subsidiaries, including our broker-dealer subsidiaries. These increased obligations require the implementation and maintenance of internal practices, procedures and controls, which have increased our costs. Many of our regulators, as well as other governmental authorities, are empowered to bring enforcement actions and to conduct administrative proceedings, examinations, inspections and investigations, which may result in increased compliance costs, penalties, fines, enhanced oversight, increased financial and capital requirements, additional restrictions or limitations, censure, suspension or disqualification of the entity and/or its officers, employees or other associated persons, or other sanctions, such as disgorgement, restitution or the revocation or limitation of regulatory approvals. Whether or not resulting in adverse findings, regulatory proceedings, examinations, inspections and investigations can require substantial expenditures of time and money and can have an adverse impact on a firm’s reputation, client relationships and profitability. From time to time, we and our associated persons have been and are subject to routine reviews, none of which to date have had a material adverse effect on our businesses, financial condition, results of operations or prospects. As a result of such reviews, we may be required to amend certain internal structures and frameworks, such as our operating procedures, systems and controls.
The regulatory environment in which we operate is subject to constant change. We are unable to predict how certain new laws and proposed rules and regulations will be implemented or in what form, or whether any changes to existing laws, rules and regulations, including the interpretation, implementation or enforcement thereof or a relaxation or amendment thereof, will occur in the future. We believe that uncertainty and potential delays around the final form of certain new rules and regulations may negatively impact our clients and trading volumes in certain markets in which we transact, although a relaxation of or the amendment of existing rules and requirements could potentially have a positive impact in certain markets. While we generally believe the net impact of the laws, rules and regulations may be positive for our business, it is possible that unintended consequences may materially adversely affect us in ways yet to be determined. See “Risk Factors — Risks Relating to Our Business and Industry — Our business, and the businesses of many of our clients, could be materially adversely affected by new laws, rules or regulations or changes in existing laws, rules or regulations, including the interpretation and enforcement thereof.”
U.S. Regulation
In the United States, the SEC is the federal agency primarily responsible for the administration of the federal securities laws, including adopting and enforcing rules and regulations applicable to broker-dealers. Two of our broker-dealers operate alternative trading systems subject to the SEC’s Regulation ATS, which

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includes certain specific requirements and compliance responsibilities in addition to those faced by broker-dealers generally. Broker-dealers are also subject to regulation by state securities administrators in those states in which they conduct business or have registered to do business. We are also subject to the various anti-fraud provisions of the Securities Act, the Exchange Act, the Commodity Exchange Act, certain state securities laws and the rules and regulations promulgated thereunder. We also may be subject to vicarious and controlling person liability for the activities of our subsidiaries and our officers, employees and affiliated persons.
The CFTC is the federal agency primarily responsible for the administration of federal laws governing activities relating to futures, swaps and other derivatives including the adoption of rules applicable to SEFs. Our SEFs are subject to regulations that relate to trading and product requirements, governance and disciplinary requirements, operational capabilities, surveillance obligations and financial information and resource requirements, including the requirement that they maintain sufficient financial resources to cover operating costs for at least one year.
Much of the regulation of broker-dealers’ operations in the United States has been delegated to self-regulatory organizations. These self-regulatory organizations adopt rules (which are generally subject to approval by the SEC) that govern the operations of broker-dealers and conduct periodic inspections and examinations of their operations. In the case of our U.S. broker-dealer subsidiaries, the principal self-regulatory organization is FINRA. Accordingly, our U.S. broker-dealer subsidiaries are subject to both scheduled and unscheduled examinations by the SEC and FINRA. In addition, our broker-dealers’ municipal securities-related activities are subject to the rules of the Municipal Securities Rulemaking Board (“MSRB”). In connection with our introducing broker-related activities, we are subject to the oversight of the National Futures Association (“NFA”), a self-regulatory organization that regulates certain CFTC registrants.
Following the 2008 financial crisis, legislators and regulators in the United States adopted new laws and regulations, including the Dodd-Frank Act. Various rules and regulations promulgated following the financial crisis, such as the Volcker Rule and additional bank capital and liquidity requirements, could adversely affect our bank and bank-affiliated dealer clients’ ability to make markets in a variety of products, thereby negatively impacting the level of liquidity and pricing available on our platforms.
In addition, Title VII of the Dodd-Frank Act (“Title VII”) amended the Commodity Exchange Act and the Exchange Act to establish a regulatory framework for swaps, subject to regulation by the CFTC, and security-based swaps, subject to regulation by the SEC. The CFTC has completed the majority of its regulations in this area, most of which are in effect. The SEC has also finalized many of its security-based swap regulations, although a significant number are not yet in effect. Among other things, Title VII rules require certain standardized swaps to be cleared through a central clearinghouse and/or traded on a designated contract market or SEF, subject to various exceptions. Title VII also requires the registration and regulation of certain market participants, including SEFs. As these rules require SEFs to maintain robust front-end and back-office IT capabilities and to make large and ongoing technology investments, and because SEFs may be supported by a variety of voice and auction-based execution methodologies, we expect our hybrid and fully electronic trading capability to perform strongly in such an environment. The SEC has proposed but not yet finalized its rules relating to the registration and regulation of security-based swap execution facilities (“SBSEFs”). If and when the SEC finalizes these rules, we expect that certain of our subsidiaries may be required to register as SBSEFs.
The current administration under President Trump and the Republican Party have sought, and already passed legislation, to roll-back key pieces of the Dodd-Frank Act in an effort to loosen certain regulatory restrictions on financial institutions. Although the current administration has indicated a goal of further reforming aspects of its existing financial services regulations, it is unknown at this time to what extent new legislation will be passed into law or whether pending or new regulatory proposals will be adopted or modified, or what effect such passage, adoption or modification will have, whether positive or negative, on our industry, our clients or us. In particular, there can be no assurance that rules impacting our clients will be amended or repealed, and we continue to expect the industry to be more heavily regulated than it was prior to the 2008 financial crisis.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Non-U.S. Regulation
Outside of the United States, we are currently regulated by: the FCA in the United Kingdom, the DNB and the AFM in the Netherlands, the Japan Financial Services Agency (the “JFSA”), the Japan Securities Dealers Association (the “JSDA”), the Securities & Futures Commission (the “SFC”) of Hong Kong, the Monetary Authority of Singapore (the “MAS”), the Australian Securities and Investment Commission (the “ASIC”), the Investment Industry Regulatory Organization of Canada and provincial regulators in Canada.
The FCA’s strategic objective is to ensure that the relevant markets function well and its operational objectives are to protect consumers, to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers. It has investigative and enforcement powers derived from the Financial Services and Markets Act 2000 (“FSMA”) and subsequent legislation and regulations. Subject to section 178 of FSMA, individuals or companies that seek to acquire or increase their control in a firm that the FCA regulates is required to obtain prior approval from the FCA.
The legal framework in the Netherlands for financial undertakings is predominantly included in the Dutch Financial Supervision Act (Wet op het financieel toezicht or “FSA”). The AFM, like the DNB, is an autonomous administrative authority with independent responsibility for fulfilling its supervisory function. Pursuant to section 2:96 of the FSA, the AFM authorizes investment firms. The AFM is legally responsible for business supervision. The DNB is responsible for prudential supervision. The purpose of prudential supervision is to ensure the solidity of financial undertakings and to contribute to the stability of the financial sector. Holders of a qualifying holding (in short, shareholdings or voting rights of 10% or more) must apply to the DNB for a declaration of no objection and satisfy the applicable requirements pursuant to section 3:95 of the FSA. The DNB and the AFM co-operate under the provisions of the FSA and have concluded a covenant on the co-operation and co-ordination of supervision and other related tasks.
Much of our derivatives volumes continue to be executed by non-U.S. based clients outside the United States and is subject to local regulations. In particular, the European Union has recently enhanced the existing laws and developed new rules and regulations targeted at the financial services industry, including MiFID II and MiFIR, which were implemented in January 2018 and which introduced significant changes to the EU financial markets designed to facilitate more efficient markets and greater transparency for participants.
Among the other aspects of the regulations, MiFID II and MiFIR: (i) require a significant part of the market in certain derivative instruments to trade on regulated trading venues which are subject to transparency regimes, (ii) enhance pre- and post-trade transparency for instruments within the scope of the requirements which have been calibrated for different types of instruments and types of trading, (iii) enhance the transparency of fee structures and access to trading venues, (iv) increase and enhance post-trade reporting obligations with a requirement for “systematic internalisers” to submit certain post-trade data to APAs, (v) provide for the establishment a consolidated tape for certain trade data, (vi) improve technology synchronization and best execution and (vii) enhance investor protection. MiFID II is also intended to help improve the functioning of the EU single market by achieving a greater consistency of regulatory standards. By design, therefore, it is intended that Member States should have very similar regulatory regimes in relation to the matters addressed to MiFID. In addition, the new regulated execution venue category introduced by MiFID II known as the Organized Trading Facility (“OTF”) (in addition to the venue category of Multilateral Trading Facility (“MTF”) for electronic trading) is intended to capture much of the voices and hybrid oriented trading within the EU.
We currently “passport” our UK authorized subsidiary’s FCA regulatory permissions throughout the European Economic Area (“EEA”) and as such this was, until recently, our sole MiFID investment firm with such permissions operating in Europe. In March 2017, following the United Kingdom’s vote to leave the EU, the UK Prime Minister gave the European Council of the EU formal written notification of the United Kingdom’s intention to leave the EU, triggering the withdrawal process under Article 50 of the Lisbon Treaty. The effects of Brexit will depend on any agreements the United Kingdom makes to retain access to EU markets, including for financial services, either during a transitional period or more permanently. Negotiations to determine the future terms of the United Kingdom’s relationship with the EU, including the terms of access to EU financial markets, remain ongoing and complex. The UK is

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currently scheduled to exit the EU on October 31, 2019. It is possible the UK could exit the EU prior to October 31, 2019 pursuant to agreed terms for a transitional period; however, both the EU and the UK are preparing for a “hard” Brexit, or “no-deal” scenario, in which the UK will leave the EU as a “third country” without the benefit of any transitional arrangements. See “Risk Factors — Risks Relating to our Business and Industry —The United Kingdom’s exit from the European Union could have a material adverse effect on our business, financial condition and results of operations.” We are making all reasonable preparations to ensure, in any scenario, that services can continue to be provided in the UK and throughout the EEA, post-Brexit. Accordingly, we have established a legal entity in the Netherlands, Tradeweb EU B.V., and have started to offer services from a new Amsterdam office. We received approval in early 2019 from Dutch regulatory authorities to operate an MTF, an OTF and an APA, essentially replicating our current UK regulatory permissions. As a result of this approval, we now operate two MTFs, two OTFs and two APAs in Europe, increasing the complexity of the business.
Capital Requirements
Certain of our subsidiaries are subject to jurisdictional specific regulatory capital requirements, designed to maintain the general financial integrity and liquidity of a regulated entity. In general, they require that at least a minimum amount of a regulated entity’s assets be kept in relatively liquid form. Failure to maintain required minimum capital may subject a regulated subsidiary to a fine, requirement to cease conducting business, suspension, revocation of registration or expulsion by the applicable regulatory authorities, and ultimately could require the relevant entity’s liquidation.
Regulatory Status of Tradeweb Entities
Our operations span jurisdictions across North America, Europe and Asia, and we operate through various regulated entities. The current regulatory status of our regulated entities is described below.
Tradeweb LLC is a SEC-registered broker-dealer and a member of FINRA and MSRB. Tradeweb LLC is also a CFTC-registered introducing broker and a member of NFA. Tradeweb LLC relies on the international dealer exemption in the Canadian provinces of Ontario, Alberta, and Manitoba, and is recognized as a foreign trading venue in Switzerland.
TW SEF LLC is a CFTC-registered SEF. TW SEF LLC is formally exempt from registration as an exchange in the Canadian provinces of Alberta, Ontario and Quebec and is recognized as a foreign trading venue in Switzerland. TW SEF LLC is formally exempt from registration by the ASIC with a pending application with ASIC for an Overseas Australian Market Operator License.
Dealerweb Inc. is an SEC-registered broker-dealer, operates an ATS and is a member of FINRA and MSRB. Dealerweb Inc. is also a CFTC-registered introducing broker and a member of NFA. Dealerweb Inc. is recognized as a foreign trading venue in Switzerland. Dealerweb relies on the international dealer exemption in the Canadian province of Ontario.
DW SEF LLC is a CFTC-registered SEF. DW SEF LLC is formally exempt from registration in the Canadian province of Ontario and is recognized as a foreign trading venue in Switzerland.
Tradeweb Direct LLC is an SEC-registered broker-dealer, operates an ATS and is a member of FINRA and MSRB. Tradeweb Direct LLC relies on the international dealer exemption in the Canadian provinces of Ontario and Quebec.
Tradeweb Europe Limited is authorized and regulated in the United Kingdom by the FCA as a MiFID Investment Firm. It has permissions to operate an MTF, an OTF and an APA. Tradeweb Europe Limited passports its permissions under MiFID and accordingly provides services throughout the EEA. In addition, Tradeweb Europe Limited is also registered with the CFTC as an introducing broker and is a member of NFA.
The Singapore branch of Tradeweb Europe Limited is regulated by the MAS as a Recognised Market Operator (“RMO”).
The Hong Kong branch of Tradeweb Europe Limited is regulated by the SFC as an Automated Trading Service.

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The Australia branch of Tradeweb Europe Limited is regulated by ASIC as an Overseas Australian Market Operator License.
Tradeweb Commercial Information Consulting (Shanghai) Co., Ltd. is a wholly-owned foreign enterprise (WOFE) in China for the purpose of providing consulting and marketing activities in China. The Tradeweb offshore electronic trading platform is recognized by the People’s Bank of China (PBOC) for the provision of Bond Connect.
Tradeweb Japan KK is regulated by the JFSA and is registered as a Type 1 Financial Instruments Exchange Business Operator (reg. Kanto Local Finance Bureau (Kinsho) No.2997) pursuant to which it has been granted a Proprietary Trading System (PTS) Operator License. It is also a notified Electronic Trading Platform (ETP) operator for IRS intermediary business. Tradeweb Japan KK is a member of the JSDA, which is an authorized self-regulatory body under the Financial Instruments and Exchange Law of Japan, the governing law of the financial services industry in Japan.
Tradeweb EU B.V. is authorized and regulated by the DNB and AFM as a MiFID Investment Firm with permissions to operate an MTF and an OTF. Tradeweb EU B.V. passports its permissions under MiFID and accordingly provides services throughout the EU and the EEA. Tradeweb EU B.V. has an application for an Overseas Australian Market Operator License pending with ASIC.
Employees
As of June 30, 2019, we had 915 employees, 672 of whom were based in the United States and 243 of whom were based outside of the United States. None of our employees are represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.
Facilities
Our corporate headquarters is located in New York, New York. As of June 30, 2019, our principal offices consisted of the following properties:
Location	Square feet	Lease expiration date	Use
New York, New York	41,062	5/31/2021	Office Space
Jersey City, New Jersey	65,242	12/31/2027	Office Space
London, United Kingdom	16,259	9/30/2024	Office Space
We also lease offices in Los Angeles, California, Boca Raton, Florida, Chicago, Illinois and Garden City, New York. Through a shared services agreement with Refinitiv, we lease offices in Boston, Massachusetts and outside the United States in Amsterdam, Tokyo, Hong Kong, Shanghai and Singapore.
Our infrastructure operates out of third-party data centers in Secaucus, New Jersey, Weehawken, New Jersey, Piscataway, New Jersey, Chicago, Illinois and Elk Grove, Illinois and, outside the United States, in Hounslow, United Kingdom, Slough, United Kingdom, Saitama, Japan and Tokyo, Japan.
We believe that our facilities are in good operating condition and adequately meet our current needs, and that additional or alternative space to support future use and expansion will be available on reasonable commercial terms.
Legal Proceedings
From time to time, we are subject to various claims, lawsuits and other legal proceedings, including reviews, investigations and proceedings by governmental and self-regulatory agencies regarding our business. Set forth below is a summary of our currently pending material legal proceedings. While the ultimate resolution of these matters cannot presently be determined, we do not believe that, taking into account any applicable insurance coverage, any of our pending legal proceedings, including the matters set forth below, could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations. However, legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. As such, there can be no assurance that the

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final outcome of any of our pending or future legal proceedings will not have a material adverse effect on our business, financial condition or results of operations, including for any particular reporting period. In addition, regardless of the outcome, legal proceedings may have an adverse impact on us because of defense and settlement costs, diversion of management resources, reputational loss and other factors.
We record our best estimate of a loss, including estimated defense costs, when the loss is considered probable and the amount of such loss can be reasonably estimated. Based on our experience, we believe that the amount of damages claimed in a legal proceeding is not a meaningful indicator of the potential liability. At this time, we cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to, our pending legal proceedings, including the matters described below, and therefore we do not have any contingency reserves established for any of these matters.
IDC Matter
In September 2015, IDC Financial Publishing, Inc. (“IDC”) filed a lawsuit in the United States District Court for the Eastern District of Wisconsin against BondDesk Group LLC and Tradeweb Markets LLC (together, the “Tradeweb Parties”), and Fidelity Global Brokerage Group, Inc., Fidelity Brokerage Services, LLC, and National Financial Services, LLC (collectively, “Fidelity”), captioned IDC Financial Publishing Inc. v. BondDesk Group LLC, et al. , Case No. 2:15-cv-01085-PP, relating to the distribution of IDC’s financial strength ratings over Tradeweb’s trading platform to Fidelity, its registered investment advisors and Fidelity’s correspondent banks. IDC alleges that while certain business units of Fidelity were licensed to receive its data via Tradeweb’s platform, the IDC data was also distributed without authorization to Fidelity’s institutional customers for approximately five years. The complaint, as amended, asserts claims for breach of contract and intentional misrepresentation against all of the defendants (as well as a claim of tortious interference with contract against Fidelity). IDC claims to have suffered approximately $80 million in damages and also seeks punitive damages, attorneys’ fees and costs. The defendants answered the complaint denying the claims and asserting various affirmative defenses. The Tradeweb Parties and Fidelity have moved for summary judgment dismissing IDC’s claims and rejecting its damage theory as speculative and contrary to the evidence, and IDC has sought partial summary judgment dismissing several of the Tradeweb Parties’ and Fidelity’s affirmative defenses. Those motions remain pending. The Court held oral argument on those motions in September 2019, and intends to issue a ruling on those motions at a hearing scheduled for September 30, 2019. The Court had set a trial date for March 2020, pending the outcome of the ruling on the summary judgment motions. We intend to continue to vigorously defend what we believe to be meritless and excessive claims.
Treasuries Matter
In December 2015, more than 40 substantially similar putative class action complaints filed by individual investors, pension funds, retirement funds, insurance companies, municipalities, hedge funds and banks were consolidated in the United States District Court for the Southern District of New York under the caption In re Treasuries Securities Auction Antitrust Litigation , No. 1:15-md-2673 (S.D.N.Y.) (PGG). In November 2017, the plaintiffs in these consolidated actions filed a consolidated amended complaint in which they allege (a) an “Auction Conspiracy” among primary dealers of United States Treasury securities in auctions for Treasury securities and in the “when-issued” and secondary markets for such securities and other derivative financial products; and (b) a “Boycott Conspiracy” among certain primary dealers and Tradeweb Markets LLC, Tradeweb IDB Markets, Inc. and Dealerweb Inc. (collectively, the “Tradeweb Parties”). The plaintiffs purport to represent two putative classes: an “Auction Class” consisting of all persons who purchased Treasuries in an auction, transacted in Treasuries with a dealer defendant or through an exchange from January 1, 2007 through June 8, 2015, and a “Boycott Class” consisting of all persons who transacted in Treasury securities in the secondary market with a dealer defendant from November 15, 2013 to the present.
The consolidated amended complaint alleges that the Tradeweb Parties participated in the alleged “Boycott Conspiracy” through which certain primary dealers are alleged to have boycotted trading platforms permitting “all-to-all” trading of Treasury securities. The complaint asserts claims against the Tradeweb Parties under Section 1 of the Sherman Antitrust Act and for unjust enrichment under state law and seeks to permanently enjoin the Tradeweb Parties and the dealer defendants from maintaining the alleged “Boycott Conspiracy” and an award of treble damages, costs and expenses.

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Defendants filed motions to dismiss in February 2018, including a separate motion to dismiss filed by the Tradeweb Parties. The motions to dismiss are pending. We believe that we have meritorious defenses to the claims set forth in the complaint and intend to continue to vigorously defend our position.
Interest Rate Swaps Matter
In November 2015, Public School Teachers’ Pension and Retirement Fund of Chicago, on behalf of itself and a putative class of other similar purchasers of interest rate swaps (“IRS”), filed a lawsuit in the United States District Court for the Southern District of New York against Tradeweb Markets LLC, ICAP Capital Markets LLC and several investment banks and their affiliates (the “Dealer Defendants”), captioned Public School Teachers’ Pension and Retirement Fund of Chicago v. Bank of America Corporation, Case No. 15-cv-09219 (S.D.N.Y.). Additional plaintiffs, including Tera Group Inc. and Javelin Capital Markets LLC, filed lawsuits and, ultimately, the cases were consolidated under the caption In re Interest Rate Swaps Antitrust Litigation, No. 1:16-md-2704.
The plaintiffs allege that defendants conspired to forestall the emergence of exchange style trading for IRS and seek treble damages and declaratory and injunctive relief under federal antitrust laws with respect to Tradeweb Markets LLC. Plaintiffs allege that Tradeweb agreed with the Dealer Defendants to shutter its plans to launch an exchange-like trading platform for IRS in furtherance of the conspiracy and provided a forum where the Dealer Defendants carried out their alleged collusion.
Tradeweb Markets LLC and certain other entities were dismissed from the lawsuit in July 2017, following the court’s order and opinion on defendants’ motions to dismiss. In May 2018, the court denied plaintiffs’ request for leave to amend their complaint to reinstate Tradeweb Markets LLC as a defendant, but granted leave to amend to include additional allegations. In October 2018, plaintiffs filed a motion seeking leave to file a proposed fourth amended complaint. They did not seek to name Tradeweb Markets  LLC as a defendant but instead purported to reserve all rights with respect to Tradeweb Markets LLC. While Tradeweb Markets LLC is not a party to the litigation, it was actively engaged in third-party discovery and responded to the parties’ data and document requests. Additionally, in June 2018, the plaintiffs notified the court that they are likely to move for entry of judgment of the dismissed claims. We believe that we have meritorious defenses to any allegations asserted against us in this litigation and, if necessary, intend to vigorously defend our position.

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MANAGEMENT
Executive Officers and Directors
The following table sets forth information about our executive officers and directors, including their ages as of       , 2019. With respect to our directors, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information regarding involvement in certain legal or administrative proceedings, and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of our company.
Name	Age	Position
Lee Olesky	57	Chief Executive Officer and Director
William (“Billy”) Hult	49	President and Director
Enrico Bruni	48	Managing Director, Head of Europe and Asia Business
Douglas Friedman	48	General Counsel and Secretary
Simon Maisey	47	Managing Director, Global Head of Corporate Development
James (“Jay”) Spencer	68	Chief Technology Officer
Robert Warshaw	66	Chief Financial Officer
Scott Zucker	50	Chief Administrative Officer
Martin Brand	44	Director, Chairman of the Board of Directors
John Finley	62	Director
Scott Ganeles	55	Director
Paula Madoff	52	Director
Thomas Pluta	51	Director
Debra Walton	58	Director
Brian West	49	Director
Lee Olesky
Mr. Olesky is our co-founder and has served as Tradeweb’s Chief Executive Officer and on the board of directors since its formation. Mr. Olesky has been TWM LLC’s Chief Executive Officer since September 2008 and, prior to the Reorganization Transactions, served on the former board of managers of TWM LLC beginning in 2008. After being our founding Chairman of the Board from 1996 to 1998, Mr. Olesky rejoined the Company in February 2002 in London as President, driving the Company’s expansion in Europe and into the global derivatives markets. He then led the expansion of Tradeweb into Asia, opening offices in Tokyo, Hong Kong and Singapore. Prior to returning to the Company, Mr. Olesky worked at Credit Suisse First Boston from 1993 to 1999 in a variety of management positions, ultimately as Chief Operating Officer for the Fixed Income Americas division. Following his time at Credit Suisse First Boston, from 1999 to 2002, he served as Chief Executive Officer of BrokerTec, an electronic brokerage platform that he co-founded. He received a B.A. from Tulane University and a J.D. from The George Washington University. Mr. Olesky was selected to serve on our board of directors because of the perspective, management, leadership experience and operational expertise in our business that he has developed as our Chief Executive Officer.
Billy Hult
Mr. Hult has served as Tradeweb’s President since its formation and has served on its board of directors since March 2019. Mr. Hult has served as TWM LLC’s President since September 2008 and, prior to the Reorganization Transactions, served on the former board of managers of TWM LLC beginning in September 2008. Mr. Hult joined Tradeweb in July 2000 as a product manager and oversaw the creation of our TBA-MBS marketplace. In 2005, Mr. Hult went on to serve as the head of U.S. products overseeing the firm’s expansion into new asset classes. Prior to joining Tradeweb, Mr. Hult held a variety of trading

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positions at Société Générale from 1997 to 2000. He received a B.A. from Denison University. Mr. Hult was selected to serve on our board of directors because of the perspective, management, industry experience and operational expertise in our business that he has developed as our President.
Enrico Bruni
Mr. Bruni has served as Managing Director, Head of Europe and Asia Business of TWM LLC since February 2013 and has served in the same position at Tradeweb since April 2019. Mr. Bruni joined Tradeweb in 2002 and has been instrumental in developing the interest rate swaps business in Europe and Asia. Prior to joining Tradeweb, from 1995 to 2002, Mr. Bruni was at J.P. Morgan where he worked in a number of business and product management roles across the markets division, with particular focus on their e-trading strategy. Mr. Bruni received a business management degree from L. Bocconi University, Milan.
Douglas Friedman
Mr. Friedman has served as Tradeweb’s General Counsel and Secretary since its formation and as the General Counsel of TWM LLC since November 2009, prior to which he served as the Assistant General Counsel of TWM LLC beginning in June 2005. Prior to joining Tradeweb, Mr. Friedman worked in the litigation department of King & Spalding LLP, an international law firm, from 2001 to 2005, where he focused on securities litigation and regulatory investigations. Prior to that, he worked at Cadwalader, Wickersham and Taft LLP and at Gibbons P.C. He received a B.A. from the University of Michigan and a J.D. from Seton Hall University School of Law.
Simon Maisey
Mr. Maisey has served as Managing Director, Global Head of Corporate Development of TWM LLC since May 2016 and has served in the same position at Tradeweb since April 2019. Prior to that, Mr. Maisey served as Managing Director in Finance and Business Development of TWM LLC beginning in May 2014. Prior to joining Tradeweb, from 1998 to May 2014, Mr. Maisey worked at J.P. Morgan, most recently in the position of Managing Director, eCommerce for the global rates business. In addition, he has also held roles as COO and CFO of J.P. Morgan’s fixed income businesses and served on the TWM LLC board of directors as a J.P. Morgan representative from 2009 to 2014. He holds a MEng (Hons) from the University of Oxford.
Jay Spencer
Mr. Spencer has served as Chief Technology Officer of TWM LLC since February 2008 and has served in the same position at Tradeweb since April 2019. Prior to joining Tradeweb, from 2003 to 2007, Mr. Spencer was Global Chief Information Officer for ICAP and a member of its Global Executive Management team. Previously, Mr. Spencer was the founding Chief Technology Officer of BrokerTec, a position he held from 1999 to 2003, where he worked closely with Mr. Olesky in establishing the business. His extensive electronic trading experience also includes senior product and executive positions at EJV Partners and Fidelity. He received a B.A from the University of North Carolina at Chapel Hill and an M.B.A. from Wake Forest University.
Robert Warshaw
Mr. Warshaw has served as Tradeweb’s Chief Financial Officer since its formation and as the Chief Financial Officer of TWM LLC since May 2011. Mr. Warshaw joined the Company in July 2009 as a managing director and Head of Equities and became Head of Business Development in November 2010. Prior to joining Tradeweb, Mr. Warshaw led venture capital-backed technology startups in the electronic trading, telepresence and social networking fields. Prior to that, he served as Chief Information Officer and a director of Lazard as well as a partner at McKinsey & Company, where he advised large companies in the financial and technology sectors. Mr. Warshaw began his career at the former Andersen Consulting, since renamed Accenture, where he worked on a series of global assignments in the financial sector. He received a B.A. from the University of Pennsylvania and a master of management from the Kellogg School of Management at Northwestern University.

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Scott Zucker
Mr. Zucker has served as Tradeweb’s Chief Administrative Officer since its formation and as the Chief Administrative Officer of TWM LLC since November 2009. He joined the company in 2002 as General Counsel. Prior to joining Tradeweb, from 1999 to 2002, Mr. Zucker worked in the Corporate Department of Willkie Farr & Gallagher LLP, an international law firm, providing legal, regulatory and securities law support exclusively to Bloomberg LP. He also worked in the Corporate Department of Robinson, Silverman, Pearce, Aronsohn and Berman LLP (now Bryan Cave Leighton Paisner LLP) from 1996 to 1999, where he specialized in general corporate and securities matters. He received a B.A. from Tufts University and a J.D. from Hofstra University School of Law.
Martin Brand
Mr. Brand has served as Chairman of Tradeweb’s board of directors since March 2019. Mr. Brand is a Senior Managing Director in the Private Equity Group at Blackstone and has held various positions at Blackstone since 2003. Mr. Brand leads the private equity investments in financial institutions, and co-leads private equity investments in technology. In addition, he is a member of the Investment Committee of Blackstone’s Tactical Opportunities funds. Mr. Brand also serves as a director of Kronos, Inc., Exeter Finance Corporation, Paysafe Group Ltd, Refinitiv and First Eagle Investment Management. Mr. Brand serves on the board of directors of the Park Avenue Armory. He is a Trustee of the American Academy, Berlin. Prior to joining Blackstone, he served as a consultant with McKinsey & Company and a derivatives trader with Goldman, Sachs & Co. Mr. Brand received a B.A./M.A. in Mathematics and Computation from Oxford University and an M.B.A. from the Harvard Business School. Mr. Brand was selected to serve on our board of directors because of his significant experience leading private equity investments in financial institutions and extensive board experience.
John Finley
Mr. Finley has served on Tradeweb’s board of directors since March 2019. Mr. Finley is a Senior Managing Director and Chief Legal Officer of Blackstone and a member of Blackstone’s Management Committee. Before joining Blackstone in 2010, Mr. Finley had been a partner with Simpson Thacher & Bartlett for 22 years where he was a member of that law firm’s Executive Committee and Co-Head of Global Mergers & Acquisitions. Mr. Finley is a member of the Advisory Board of the Harvard Law School Program on Corporate Governance, the National Advisory Board of the Netter Center for Community Partnerships of the University of Pennsylvania and the Board of Advisors of the University of Pennsylvania Institute of Law and Economics. He is also a guest lecturer at Harvard Law School. He has served on the Committee of Securities Regulation of the New York State Bar Association and the Board of Advisors of the Knight-Bagehot Fellowship in Economics and Business Journalism at Columbia University. Mr. Finley received a B.S. in Economics from the Wharton School of the University of Pennsylvania, a B.A. in History from the College of Arts and Sciences of the University of Pennsylvania, and a J.D. from Harvard Law School. Mr. Finley was selected to serve on our board of directors because of his extensive business, management and legal experience.
Scott Ganeles
Mr. Ganeles has served on Tradeweb’s board of directors since March 2019. Mr. Ganeles was the Chief Executive Officer of i-Deal from December 2000 until it merged with Hemscott in 2006 to form Ipreo Holdings LLC. Mr. Ganeles became Chief Executive Officer of Ipreo after the merger and continued as Chief Executive Officer until August 2018. Prior to Ipreo Holdings LLC, Mr. Ganeles was President and Co-Founder of the Carson Group from June 1990 to September 2000. Mr. Ganeles received a B.A. in Political Science from Brown University. Mr. Ganeles was selected to serve on our board of directors because of his extensive business and management experience and thorough knowledge of our industry.
Paula Madoff
Ms. Madoff has served on Tradeweb’s board of directors since March 2019. Ms. Madoff currently serves as an Advisor to Goldman Sachs (“Goldman”). She had been employed by Goldman for 24 years where she was most recently a Partner and Head of Sales and Distribution for Interest Rate Products and

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Mortgages until her retirement from this position in August 2017. From August 2017 to April 2018, Ms. Madoff was employed as an Advisory Director at Goldman. She brings experience in managing regulatory and market structure changes, investing, risk management, and capital markets activities. Ms. Madoff serves as a non-executive director on the boards of KKR Real Estate Finance Trust Inc., Great-West Lifeco (GWO) and ICE Benchmark Administration, where she is also Chair of the ICE LIBOR Oversight Committee. She held several additional leadership positions at Goldman, including Co-Chair of the Retirement Committee, overseeing 401(k) and pension plan assets; CEO of Goldman Sachs Mitsui Marine Derivatives Products, L.P.; and was a member of its Securities Division Operating Committee and Firmwide New Activity Committee. Before joining Goldman, Ms. Madoff worked in Corporate and Real Estate Finance at Bankers Trust and in Mergers and Acquisitions at Wasserstein Perella & Co. Ms. Madoff is a 2018 David Rockefeller Fellow, a Director of Hudson River Park Friends, a member of the Harvard Business School Alumni Board, a member of the Harvard Kennedy School Women’s Leadership Board, and an Advisory Board Member of the NYU Hospital Child Study Center. Ms. Madoff received a B.A. degree in Economics, cum laude, from Lafayette College and an M.B.A. from the Harvard Business School. Ms. Madoff was selected to serve on our board of directors because of her deep bench of knowledge and experience working with sales and distributions for Goldman’s interest rate products and mortgages, as well as her significant service on boards and board committees.
Thomas Pluta
Mr. Pluta has served on Tradeweb’s board of directors since March 2019 and, prior to the Reorganization Transactions, served on the former board of managers of TWM LLC beginning in December 2017. Mr. Pluta has served as Co-Head of the Global Rates Trading business at J.P. Morgan since April 2015. Prior to that, Mr. Pluta was Global Head of Short Term Interest Rate Trading at J.P. Morgan between January 2014 and April 2015. In addition to his 24 year career at J.P. Morgan managing trading teams across the Global Rates, Emerging Markets and Foreign Exchange businesses, he serves as the Corporate and Investment Bank lead for the firm-wide LIBOR Transition Program. A champion for advancing the people agenda at J.P. Morgan, Mr. Pluta has been actively engaged throughout his career, and holds leadership positions in various diversity & inclusion, recruiting, and culture-building efforts. He received a B.A. in Economics from Yale University and an M.B.A. in General Management from the Harvard Business School. Mr. Pluta was selected to serve on our board of directors because of his significant trading and management experience and deep knowledge of our industry.
Debra Walton
Ms. Walton has served on Tradeweb’s board of directors since March 2019 and, prior to the Reorganization Transactions, served on the former board of managers of TWM LLC beginning in July 2016. Ms. Walton has served as Chief Revenue Officer of Refinitiv since December 2018. From 2003 through November 2018, Ms. Walton held senior executive positions across product, content, sales and marketing at Refinitiv and the Financial & Risk business division of Thomson Reuters. Prior to Thomson Reuters, Ms. Walton held senior executive roles at Cantor Fitzgerald, Nucleus Financial and Dow Jones Telerate. Ms. Walton has served as an advisory board member of Springboard since March 2013. Ms. Walton was selected to serve on our board of directors because of her extensive business and management experience and valuable knowledge and experience in our industry.
Brian West
Mr. West has served on Tradeweb’s board of directors since March 2019. Mr. West has served as Chief Financial Officer of Refinitiv since November 2018. Prior to that, Mr. West was the Chief Financial Officer and Executive Vice President of Operations of Oscar Insurance Corporation between January 2016 and November 2018. Prior to that, Mr. West was the Chief Operating Officer of Nielsen Holdings plc between March 2014 and January 2016 and the Chief Financial Officer of Nielsen Holdings plc (or its predecessor) from February 2007 to March 2014. Prior to joining Nielsen Holdings plc, Mr. West was employed by the General Electric Company as the Chief Financial Officer of its GE Aviation division from June 2005 to February 2007. Prior to that, Mr. West held several senior financial positions across General Electric Company businesses, including NBC and Plastics. Mr. West is a veteran of General Electric Company’s financial leadership program and spent more than 16 years with General Electric Company. In

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the past, Mr. West served as a director and Chair of the Audit Committee of Getty Images. He received a B.S. degree in finance from Siena College and an M.B.A. from Columbia University. Mr. West was selected to serve on our board of directors because of his extensive financial knowledge, including from his service as Chief Financial Officer at GE Aviation, Nielsen Holdings plc, Oscar Insurance Corporation and, most recently, at Refinitiv.
Board Composition
Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of nine directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms as follows:
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the Class I directors are Mr. Finley, Mr. Ganeles and Ms. Walton and their terms will expire at the annual meeting of stockholders to be held in 2020;

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the Class II directors are Ms. Madoff, Mr. Pluta and Mr. West and their terms will expire at the annual meeting of stockholders to be held in 2021; and

•
the Class III directors are Mr. Brand, Mr. Hult and Mr. Olesky and their terms will expire at the annual meeting of stockholders to be held in 2022.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
In addition, pursuant to the Stockholders Agreement with the Refinitiv Owners, the Refinitiv Owners have the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Stockholders Agreement” for additional information.
Director Independence and Controlled Company Exception
Our board of directors has affirmatively determined that Mr. Ganeles and Ms. Madoff are independent directors under the rules of Nasdaq, and are independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.
The Refinitiv Owners, who are parties to the Stockholders Agreement, hold Class B common stock and Class D common stock collectively representing a majority of the combined voting power of our total outstanding common stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including:
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the requirement that a majority of our board of directors consist of independent directors;

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the requirement that director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors; and

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the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

We rely on all of the exemptions listed above. As a result, we do not have a majority of independent directors and our nominating and corporate governance committee and compensation committee do not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable stock exchange rules. See “Risk

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Factors — Risks Relating to Ownership of Our Class A Common Stock — We are a “controlled company” within the meaning of the corporate governance standards of Nasdaq and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.”
Committees of the Board of Directors
Our board of directors has three committees: the audit committee; the compensation committee; and the nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of the audit committee, compensation committee and nominating and corporate governance committee are described below.
Audit Committee
The members of the audit committee are Mr. West, as Chairman, Mr. Ganeles, and Ms. Madoff. Mr. West qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. Our board of directors has also determined that Mr. Ganeles and Ms. Madoff are “independent” as defined under Nasdaq rules and the Exchange Act and rules and regulations promulgated thereunder. We expect a third new independent director to be placed on the audit committee prior to April 3, 2020. The composition of our audit committee will satisfy the independence requirements of Nasdaq and the SEC within the applicable timeframe. The audit committee recommends the annual appointment and reviews the independence of auditors and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, related party transactions and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors.
Compensation Committee
The members of the compensation committee are Mr. Brand, as Chairman, Mr. Finley, Mr. Ganeles, Ms. Madoff and Mr. West. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements and authorize our Company to enter into employment and other employee-related agreements.
Nominating and Corporate Governance Committee
The members of the nominating and corporate governance committee are Mr. Finley, as Chairman, Mr. Brand, and Ms. Madoff. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, makes recommendations for nominees for committees and develops, recommends to the board of directors and reviews our corporate governance principles.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Code of Ethics
We have adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and all global employees. Our Code of Business Conduct and Ethics is available on our website at www.tradeweb.com. In the event that we amend or waive certain provisions of our Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website. Our website is not part of this prospectus.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
EXECUTIVE COMPENSATION
As an emerging growth company, Tradeweb has opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as defined under the Securities Act. Those rules require compensation disclosure only for Tradeweb’s principal executive officer and its next two most highly compensated executive officers.
The tabular disclosure and discussion that follow describe Tradeweb’s executive compensation program during the most recently completed fiscal year ended December 31, 2018, with respect to Tradeweb’s named executive officers, including: Lee Olesky, Tradeweb’s Chief Executive Officer; William Hult, Tradeweb’s President; and James Spencer, Tradeweb’s Chief Technology Officer (collectively, Tradeweb’s “named executive officers”).
Summary Compensation Table
The following table sets forth the compensation paid to the named executive officers (the “NEOs”) that is attributable to services performed during fiscal year 2018.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Lee Olesky	2018	770,000	—	2,952,000	12,508,379	6,400,000	49,216	22,679,595
Chief Executive Officer
William Hult	2018	660,000	—	2,461,250	6,700,918	5,700,000	46,950	15,569,118
President
James Spencer	2018	400,000	1,800,000	450,000	1,250,838	—	42,019	3,942,857
Chief Technology Officer

(1)
Mr. Spencer received a discretionary annual bonus as described below in “Narrative Disclosure to Summary Compensation Table — Annual Cash Incentive Awards.”

(2)
The amounts included in the “Stock Awards” column represent the grant date fair value of PRSU awards computed in accordance with FASB ASC Topic 718. Details and assumptions used in calculating the grant date fair value of the PRSU awards may be found in Note 11, “Stock-based Compensation Plans,” to the consolidated financial statements included elsewhere in this prospectus. In addition, assuming that the highest level of performance conditions will be achieved with respect to the PRSUs, the grant date fair value of these awards would have been $4,428,000 for Mr. Olesky, $3,691,875 for Mr. Hult and $675,000 for Mr. Spencer.

(3)
The amounts included in the “Option Awards” column represent the grant date fair value of option awards computed in accordance with FASB ASC Topic 718. Details and assumptions used in calculating the grant date fair value of the option awards may be found in the section titled “Management Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation.”

(4)
The amounts included in the “Non-Equity Incentive Plan Compensation” column reflect Messrs. Olesky and Hult’s annual performance bonuses earned in respect of fiscal year 2018, which amounts are based on performance targets as set forth in their applicable employment agreements for such fiscal years as described below in “— Narrative Disclosure to Summary Compensation Table — Employment Agreements.”

(5)
The amounts included in the “All Other Compensation” column represent (i) financial planning services, (ii) executive life insurance, (iii) group life insurance, (iv) matching contributions to the Company’s 401(k) plan, (v) executive long term disability insurance, (vi) excess liability insurance, and (vii) for Messrs. Olesky and Hult, annual club membership dues. The value of any dividend equivalent rights accrued in respect of PRSU grants to the NEOs are not included in the “All Other Compensation” column because those amounts were factored into the grant date fair value for the relevant PRSU grants.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Narrative Disclosure to Summary Compensation Table
Employment Agreements
Messrs. Olesky and Hult are each party to an employment agreement with TWM LLC, summarized below.
Chief Executive Officer (Lee Olesky)
TWM LLC is party to an employment agreement with Mr. Olesky (the “CEO Employment Agreement”) for the position of Chief Executive Officer of TWM LLC (“CEO”). For as long as he is CEO, Mr. Olesky is entitled to be a member of the board of directors of Tradeweb Markets Inc. (the “Board”). The CEO Employment Agreement provides for an initial term ending on December 31, 2020, subject to automatic one-year extensions unless either TWM LLC or Mr. Olesky provides written notice of intent not to renew at least 90 days prior to the expiration of the then applicable term. The CEO Employment Agreement provides for a base salary of  $770,000 per year, subject to increase at the discretion of the Board and/or the compensation committee of the Board. Mr. Olesky is also eligible to participate in an annual bonus plan, with a target bonus opportunity of  $3.5 million (the “CEO Target Bonus”). Achievement of the CEO Target Bonus is based on TWM LLC’s attainment of certain performance goals set annually by the Board. The actual amount paid to him can be greater or less than the CEO Target Bonus depending on the extent to which these goals are achieved (or exceeded). For 2018, achievement of the CEO Target Bonus was based on attainment of annual revenue targets and a minimum EBITDA threshold. Mr. Olesky is also entitled to participate in TWM LLC’s executive employee benefit plans, including its PRSU Plan (as described further below) or a similar equity-based plan, and is entitled to six weeks of paid vacation annually.
The CEO Employment Agreement subjects Mr. Olesky to the following restrictive covenants: (i) non-solicitation of employees of TWM LLC and non-interference with customers and clients of TWM LLC during employment and the Non-Solicitation Period (as defined below); (ii) non-competition during employment and the CEO Non-Competition Period (as defined below); and (iii) perpetual non-disclosure of confidential information. The “CEO Non-Competition Period” means (x) in the event of a termination without Cause or resignation for Good Reason, eighteen (18) months following termination; and (y) in the event of a termination for any other reason, twelve (12) months following termination; provided, that, in the event Mr. Olesky resigns without Good Reason, Mr. Olesky’s service as a non-executive director or in a similar capacity with respect to a Restricted Enterprise (as defined in the CEO Employment Agreement) is not deemed to be a violation of the noncompetition restriction, unless the Restricted Enterprise is ICAP, MarketAxess, IHS Markit or Bloomberg, in which case such service is not permitted for six (6) months following termination. The definitions of  “Cause” and “Good Reason” as defined in the CEO Employment Agreement are described below under “— Additional Narrative Disclosures — Potential Payments upon Termination or Change in Control.” The “Non-Solicitation Period” means, (x) in the event of a termination without Cause or resignation for Good Reason, eighteen (18) months following termination; and (y) in the event of a termination for any other reason, twelve (12) months following termination.
The CEO Employment Agreement also provides for severance upon certain terminations of employment, as described below under “— Additional Narrative Disclosures — Potential Payments upon Termination or Change in Control.”
President (William Hult)
TWM LLC is party to an employment agreement with Mr. Hult (the “President Employment Agreement” and together with the CEO Employment Agreement, the “Employment Agreements”) for the position of President of TWM LLC. For as long as he is President, Mr. Hult is entitled to be a member of the Board. The President Employment Agreement provides for an initial term ending on December 31, 2020, subject to automatic one-year extensions unless either TWM LLC or Mr. Hult provides written notice of intent not to renew at least 90 days prior to the expiration of the then applicable term. The President Employment Agreement provides for a base salary of  $660,000 per year, subject to increase at the discretion of the Board and/or the compensation committee of the Board. Mr. Hult is also eligible to participate in an annual bonus plan, with a target bonus opportunity of  $3,117,000 (the “President Target

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Bonus”). Achievement of the President Target Bonus is based on TWM LLC’s attainment of certain performance goals set annually by the Board. The actual amount paid to him can be greater or less than the President Target Bonus depending on the extent to which these goals are achieved (or exceeded). For 2018, achievement of the President Target Bonus was based on attainment of annual revenue targets and a minimum EBITDA threshold. Mr. Hult is also entitled to participate in TWM LLC’s executive employee benefit plans, including its PRSU Plan or a similar equity-based plan, and is entitled to six weeks of paid vacation annually.
The President Employment Agreement subjects Mr. Hult to the following restrictive covenants: (i) non-solicitation of employees of TWM LLC and non-interference with customers and clients of TWM LLC during employment and the Non-Solicitation Period; (ii) non-competition during employment and the President Non-Competition Period (as defined below); and (iii) perpetual non-disclosure of confidential information. The “President Non-Competition Period” means (x) in the event of a termination without Cause or resignation for Good Reason, eighteen (18) months following termination; and (y) in the event of a termination for any other reason, twelve (12) months following termination. The definitions of  “Cause” and “Good Reason” as defined in the President Employment Agreement are described below under “—  Additional Narrative Disclosures — Potential Payments upon Termination or Change in Control.”
The President Employment Agreement also provides for severance upon certain terminations of employment, as described below under “— Potential Payments upon Termination or Change in Control.”
Annual Cash Incentive Awards
Mr. Spencer is eligible to receive an annual cash bonus in the discretion of TWM LLC’s CEO.
Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan
The Board has adopted the Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan (previously the TWM LLC 2018 Share Option Plan), as may be amended from time to time (the “Option Plan”), under which there are 19,323,672 shares of Class A common stock of the Company (“Shares”) reserved for the issuance of options to purchase Shares (“Options”) (of which 18,342,050 shares of Class A common stock are currently subject to outstanding Options). The Option Plan was established to recruit and retain key employees and consultants and to motivate key employees, directors and consultants by providing such participating individuals with a proprietary interest in the performance of the Company.
Shares Subject to the Plan.   There are currently 19,323,672 Shares reserved for issuance under the Option Plan (the “Reserved Shares”) (of which 18,342,050 shares of Class A common stock are currently subject to outstanding Options). Any Shares related to an Option that lapses or otherwise terminates without issuance of the Shares shall again be available for issuance. Under the Option Plan, the Reserved Shares are generally not subject to increase, subject to certain provisions of the Option Plan related to technical adjustments. If at any time the Reserved Shares exceed 8% of the fully diluted equity of the Company (excluding PRSUs granted prior to the date the Option Plan was adopted) (the “Share Cap”), the Reserved Shares will be reduced by such excess.
Administration.   The Option Plan is administered by the Compensation Committee of the Board (the “Compensation Committee”). The Compensation Committee has the authority in its discretion to determine the employees, directors and consultants of the Company to whom Options may be granted and in what amounts. The Compensation Committee also has the authority in its discretion to determine the exercise price of Options, the vesting schedules and other conditions of Options, and the authority to interpret the Option Plan and to make any other determinations it deems necessary under the Option Plan. The Compensation Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Option Plan or in any Option in the manner and to the extent it deems necessary to carry out the intent of the Option Plan. The Compensation Committee’s interpretations and determinations shall be final, binding and conclusive upon all persons.
Plan Term.   The Option Plan became effective on August 6, 2018 and will terminate on the tenth (10th) anniversary thereof, unless earlier terminated by the Board.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Option Price.   The exercise price for Options shall be determined by the Compensation Committee and set forth in the option agreement; provided, that the exercise price per Share under each Option shall not be less than the fair market value of a Share on the date the Option is granted.
Exercisability.   Options granted under the Option Plan shall be exercisable at such time and upon such terms and conditions as may be set forth in the applicable option agreement, but shall not be exercisable after the expiration of 10 years from the date it is granted.
Vesting.   The Compensation Committee shall determine the time or times at which an Option shall become vested and exercisable. To date, all outstanding Options granted under the Option Plan are subject to the following vesting provisions: (i) 50% of the Option vests over time based on continued employment (the “Time-Based Portion”), and (ii) 50% of the Option vests based on satisfying certain performance conditions (the “Performance-Based Portion”), each as further described below.
The Time-Based Portion vests in four equal annual installments, and vests in full upon a change of control (as defined in the Option Plan), subject to continued employment on each such date. The Time-Based Portion also vests upon the participant’s termination without Cause or resignation for Good Reason (as such terms are defined in the Option Plan) within 90 days prior to the consummation of a change in control. In addition, for Options granted in 2018, 25% of the Time-Based Portion vested in connection with the consummation of the IPO.
For the Performance-Based Portion, (i) 50% is eligible to vest in four equal annual installments based on achievement of Company EBITDA targets for the applicable calendar year, and (ii) 50% is eligible to vest in four equal annual installments based on the Company’s achievement for the relevant calendar year of certain revenue targets (the “Revenue-Based Portion”). If at least 80% of the applicable revenue target is achieved for a given year, the Revenue-Based Portion will vest as to 0%, based on 80% achievement of target, and 100%, based on full achievement of target. For performance achievement between 80% and 100% of target, the Revenue-Based Portion will vest based on straight-line interpolation from 0% to 100%. To the extent the relevant EBITDA targets and revenue targets are not achieved for any calendar year, the portion of the Performance-Based Portion eligible to become vested for such year shall become vested the first time the relevant EBITDA and revenue targets are fully achieved in a later year, if at all. If a change in control occurs prior to the date the Compensation Committee determines whether the relevant performance conditions have been achieved for the final performance year, any portion of the Performance-Based Portion that remains unvested shall be eligible to become vested as of the change of control to the extent the applicable remaining EBITDA targets or revenue targets will have been deemed satisfied as of the change of control (which will be calculated based on the Company’s most recent performance and deemed satisfied to the extent the Compensation Committee determines in good faith that the equity value implied in the change in control transaction equals or exceeds the equity value implied by the relevant performance targets). Any remaining unvested portion will be forfeited upon such change of control.
Termination of Employment; Retirement.   The Compensation Committee may determine the terms applicable to an Option following termination of employment. To date, all outstanding Options granted under the Option Plan are subject to the following terms upon certain terminations of employment.
If a participant is terminated for Cause (as defined in the Option Plan) or is in breach of a restrictive covenant in favor of the Company, the Option will be terminated. Upon the termination of the participant’s employment for any reason other than Cause, the portion of the Option that is not vested on the date of termination shall be automatically cancelled by the Company and the vested portion of the Option shall remain outstanding and exercisable for (i) in the case of the participant’s resignation without Good Reason, 45 days following the later of   (x) the date of resignation and (y) the date on which the vested portion of the Option first becomes exercisable, (ii) in the case of a termination of the participant’s employment by the Company without Cause or by the participant for Good Reason, the ninety (90) day period following the later of   (x) the date of termination and (y) the date on which the vested portion of the Option first becomes exercisable, or (iii) in the case of a termination of the participant’s employment on account of death or Disability (as defined in the Option Plan), the one (1) year period following the later of  (x) the date of termination and (y) the date on which the vested portion of the Option first becomes exercisable.
If a participant’s employment has terminated due to retirement, a pro-rata portion (based on days completed in the applicable calendar year through the date of retirement) of the Performance-Based

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Portion that is otherwise eligible to become vested in the calendar year of retirement shall remain outstanding and shall become vested on the applicable performance-vesting date to the extent the EBITDA target and/or revenue target (as applicable) with respect to the calendar year of retirement is achieved. The vested portion of the Option will then remain outstanding until the expiration of its term (or a breach of restrictive covenants) or until exercised, if earlier.
Method of Exercise of Options & Withholding.   The vested portion of any Option may be exercised by delivering to the Company at its principal office written notice of intent to exercise (an “Exercise Notice”). The notice must specify the number of Shares with respect to which the Option is being exercised (the “Purchased Shares”) and must be accompanied by payment in full of the aggregate exercise price of the vested portion of the Option being exercised in cash or by check or wire transfer; provided, however, that payment of the aggregate exercise price may instead be made, in whole or in part, (A) by the delivery to the Company of a certificate or certificates, book-entry position or other applicable documentation representing Shares having a fair market value (defined as the closing price of a Share on the day before any relevant determination date as reported on the principal nationally recognized stock exchange on which the Shares are traded) on the date of exercise equal to the aggregate exercise price in respect of the Purchased Shares, duly endorsed, which delivery effectively transfers to the Company good and valid title to such Shares, free and clear of any pledge, commitment, lien, claim or other encumbrance (such Shares to be valued on the basis of the aggregate fair market value thereof on the date of such exercise); provided, that the Company is not then prohibited under applicable law, rules or regulations from purchasing or acquiring such Shares, or (B) by making arrangements through a registered broker-dealer pursuant to cashless exercise procedures established by the Compensation Committee from time to time, but only if the participant has first requested that the Company “net settle” the Options (by reducing the number of Purchased Shares to be issued upon such exercise having a fair market value on the date of exercise equal to the aggregate exercise price in respect of the Purchased Shares) and the Company has declined to do so. An Exercise Notice, once delivered, shall be irrevocable. If a participant’s service terminates other than for Cause following the delivery of an Exercise Notice, the Exercise Notice will be honored by the Company pursuant to the applicable provisions of the participant’s option agreement. For the avoidance of doubt, the participant will not have any rights to distributions or other rights of a shareholder with respect to Shares subject to the Option other than as explicitly set forth in the Option Plan until the participant has given written notice of exercise of the Option, has paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the Compensation Committee or pursuant to the Option Plan or the participant’s option agreement.
As a condition to the exercise of any portion of the Option, the participant must, with respect to such exercise, remit to the Company any applicable withholding taxes, which the participant may remit by making a “cashless” or “net settlement” election as described below. The participant may satisfy such obligations by making arrangements through a registered broker-dealer pursuant to cashless exercise procedures established by the Compensation Committee from time to time, but only if the participant has first requested that the Company “net settle” the Options (by reducing the number of Purchased Shares to be issued upon such exercise having a fair market value on the date of exercise equal to the aggregate minimum withholding and employment taxes in respect of the Purchased Shares) and the Company has declined to do so.
Underwriters’ Lockup.   The participant cannot transfer any Shares acquired by the participant under the Option Plan for a period commencing on the day the Company notifies the participant that the Company is in registration under the applicable securities laws until    days after the pricing date of any offering subsequent to the IPO (including this offering) or, in each case, (i) such longer period of time as may be reasonably requested by the underwriter(s) in connection with such subsequent offering and (ii) if such subsequent offering is in connection with a sale or similar corporate transaction, such longer period of time as may be set forth in any lock-up or market stand-off agreement executed by the beneficial owners of at least twenty five percent (25%) of the outstanding Shares immediately before such sale or similar corporate transaction. The participant shall execute and deliver such agreements as may be reasonably requested by the Company or the underwriter(s) that are consistent with the foregoing or which are necessary to give further effect thereto. The Company may impose stop-transfer instructions with respect to the Shares subject to the foregoing restriction until the end of the applicable period.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Adjustments Generally.   In the event of any extraordinary cash or share distribution, or share split, reverse split, reorganization, reclassification, recapitalization, repurchase, issuance of warrants, rights or debentures, merger, consolidation, spin-off, split-up, combination or exchange of shares or other similar exchange, or any distribution to holders of shares or any transaction similar to the foregoing, the Compensation Committee, without liability to any person, shall take such equitable actions as are appropriate in its reasonable judgment to preserve the economic rights of the participant, whether by adjusting the terms of   (including the exercise price of and/or the number of Shares underlying) the Option, the Share Cap, the Reserved Shares or by such other means as the Compensation Committee shall determine.
Adjustments in the Event of Change in Control.   In the event of a change of control, (i) any outstanding Options then held by participants which are unexercisable or otherwise unvested and subject solely to time-based vesting conditions shall automatically be deemed exercisable or otherwise vested upon the consummation of such change of control, and (ii) except as otherwise provided in the applicable option agreement, all outstanding Options shall terminate upon the consummation of the change of control unless provision is made in connection with such transaction (in the sole discretion of the Compensation Committee or the parties to the change of control) for the assumption or continuation of such Options by, or the substitution for such Options with new awards of, the surviving, or successor or resulting entity, or a parent or subsidiary thereof, with such adjustments as to the number and kind of shares or other securities or property subject to such new awards, option and stock appreciation right exercise or base prices, and other terms of such new awards as the Compensation Committee or the parties to the change of control shall agree. In the event that provision is made in writing as aforesaid in connection with a change of control, the Option Plan and the unexercised Options theretofore granted or the new awards substituted therefor shall continue in the manner and under the terms provided in such writing. Notwithstanding the foregoing, except as otherwise provided in the applicable option agreement, vested Options (including those Options that would become vested upon the consummation of the change of control) shall not be terminated upon the consummation of the change of control unless holders of affected Options are provided either (a) a period of at least fifteen (15) calendar days prior to the date of the consummation of the change of control to exercise the Options, or (b) payment (in cash or other consideration upon or following the consummation of the change of control, or, to the extent permitted by Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on a deferred basis, in each case as determined by the Compensation Committee in its discretion) in respect of each Share covered by the Option being cancelled in an amount equal to the excess, if any, of the per Share consideration to be paid or distributed to shareholders of the Company in the change of control (the value of any non-cash consideration to be determined by the Compensation Committee in good faith) over the exercise price of the Option. If the amount determined pursuant to the foregoing is zero or less, the affected Option may be cancelled without any payment therefor.
Transferability.   Unless otherwise determined by the Compensation Committee, an Option is not transferable or assignable by a participant in the Option Plan other than (i) an assignment or transfer to the participant’s spouse or descendants or any trust, limited partnership or other entity solely for the benefit of the participant or their spouse or descendants, provided that the transferee executes an option agreement, and (ii) by will or the laws of descent and distribution.
Amendment or Termination of the Option Plan.   The Board may amend, alter or discontinue the Option Plan; provided, however, that no alteration or discontinuation may be made without the consent of the participant if such action would diminish any of the rights of such participant under any Option. The Compensation Committee may amend the Option Plan (i) in such a manner as it reasonably deems necessary to comply with applicable law or to avoid the application of any tax penalty and (ii) without the consent of the participant, so long as any such amendment, alteration or discontinuation treats each similarly situated participant in a materially similar manner and has been approved by the CEO.
Option Awards Outstanding under the Option Plan
Each of our NEOs has been granted nonqualified stock options to acquire Shares pursuant to the Option Plan. Each of Messrs. Olesky, Hult and Spencer were granted a nonqualified stock option to purchase 6,763,285, 3,623,188 and 676,328 Shares, respectively, on October 26, 2018. Each of the nonqualified stock option awards granted to Messrs. Olesky, Hult and Spencer was granted with an exercise price of  $20.59 per Share.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The option awards vest and become exercisable based on continued employment and achievement of certain performance thresholds, as further described above under “— Narrative Disclosure to Summary Compensation Table — Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan — Vesting.” In addition, all of the options awarded to our NEOs provide for accelerated vesting upon the occurrence of certain events, as described below in “— Additional Narrative Disclosures — Potential Payments upon Termination or Change in Control.”
Amended & Restated Tradeweb Markets Inc. PRSU Plan
The Board has adopted the Amended & Restated Tradeweb Markets Inc. PRSU Plan (previously the TWM LLC PRSU Plan), as may be amended from time to time (the “PRSU Plan”), which provides for the grants of performance-based restricted share units (“PRSUs”). The PRSU Plan was established to recruit and retain key employees and consultants and to motivate key employees, directors and consultants by providing those participating individuals with a proprietary interest in the performance of the Company. Each of our NEOs has been granted PRSUs pursuant to the PRSU Plan. Each of Messrs. Olesky, Hult and Spencer were granted PRSUs on February 26, 2016, May 9, 2017 and February 27, 2018 which vest (or vested) in full on January 1 of 2019, 2020 and 2021, respectively, as further described below on the table titled “Outstanding Equity Awards at Fiscal Year-End.” Following this offering, the maximum dollar value in respect of which PRSUs may be issued at any time under the PRSU Plan is $203,000.
Grant Process.   Grants are communicated to participants as an initial target dollar value and number of PRSUs on or as soon as reasonably practicable following February 15 of the applicable plan year.
Payment & Performance Modifier.   Each year the Compensation Committee establishes a performance target for the applicable plan year. Based on the extent to which the target is achieved (or missed) a “Performance Modifier” of up to 200% is established. For the calendar year 2018, the Performance Modifier was 150%. Each award of PRSUs shall entitle the participant to receive a cash payment from the Company calculated by (i) multiplying the number of vested PRSUs subject to the award by the Performance Modifier associated with such award, (ii) multiplying the result in clause (i) by the closing price of a Share on the day before the relevant payment date, as reported on the principal nationally recognized stock exchange on which the Shares are traded on the date of payment and (iii) adding to the result in clause (ii) the product of any dividend equivalent rights payable with respect to the number of PRSUs underlying the award (after applying the Performance Modifier). Payments are made in the month of March following the vesting date related to an award. In all cases, payments shall be made in the calendar year following the applicable vesting date.
In December 2018 the Company agreed with its NEOs and certain other executives that, in lieu of the PRSU payments described above, PRSUs granted to such individuals in 2017 and 2018 will be settled exclusively in Shares, less any withholding and employment taxes associated with the settlement of the PRSUs. Settlement of such PRSUs will occur on February 1 of the year following the year in which the applicable PRSUs vest. Going forward, all PRSUs will be settled exclusively in Shares.
Termination of Service.   In the event a participant is terminated prior to the scheduled vesting date, the participant forfeits any right to payment under the award, unless the participant is terminated (i) without Cause (as defined in the PRSU Plan) within 180 days prior to the relevant vesting date, or (ii) due to the participant’s death or disability or retirement (as such terms are defined in the PRSU Plan), in which case the participant will be entitled to retain a pro-rated number of the PRSUs, based on days worked since the beginning of the year in which the grant is made, which will remain eligible to vest.
If a participant’s service is terminated without Cause within six months following a change of control (as defined in the PRSU Plan), that participant’s outstanding PRSUs will vest and continue to be paid out in accordance with the PRSU Plan; provided, however, that if the change of control constitutes a “Qualified Change of Control” (meaning it constitutes a change of control or ownership for purposes of Section 409A of the Code), payment will, subject to the following sentence, be made as soon as practicable after the participant’s termination. In the case of a termination without Cause following a Qualified Change of Control, (i) if the termination occurs more than six months before the end of the applicable vesting period, the Performance Modifier applicable to the participant’s PRSUs shall be deemed to be 100%, and (ii) if the termination occurs within six months of the end of the applicable vesting period, the

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Performance Modifier shall be determined based on the actual performance of the Company, if it has been finally determined by March 15 following the year of the Qualified Change of Control. Otherwise, the Performance Modifier applicable to the Participant’s PRSUs shall be deemed to be 100%.
Dividend Equivalent Rights.   The PRSUs accumulate dividend equivalent rights in respect of any dividends paid on Shares (on a one Share to one PRSU basis) from January 1 of the applicable calendar year in which the relevant award was granted through the relevant vesting date. To the extent the PRSUs that gave rise to any dividend equivalent right are forfeited upon a termination, those dividend equivalent rights will be forfeited. Dividend equivalent rights accumulated and not forfeited shall be added to, and be paid at the same time as, payments in respect of the related PRSUs as set forth above.
Adjustments in General.   In the event of any extraordinary cash or share distribution, or share split, reverse split, reorganization, reclassification, recapitalization, repurchase, issuance of warrants, rights or debentures, merger, consolidation, spin-off, split-up, combination or exchange of shares or other similar exchange, or any distribution to holders of Shares or any transaction similar to the foregoing, the Compensation Committee, without liability to any person, shall take such equitable actions as are appropriate in its reasonable judgment to preserve the economic rights of affected participants, whether by adjusting the terms of an award (including the Performance Modifier applicable to such award and the manner of calculation thereof), the maximum dollar value in respect of which PRSUs may be issued at any time under the PRSU Plan, the underlying security to which an award relates or by such other means as the Compensation Committee shall determine.
Adjustments in the Event of a Change of Control.   In the event of a change of control, the Compensation Committee shall either (A) take equitable actions to preserve the economic rights of affected participants as described above in the section titled “Adjustments in General” (which may include, if the Compensation Committee determines it to be equitable, taking no action) or (B) provide that (i) the price per Share (which is generally deemed to be the closing price of a Share on the day before the relevant determination date as reported on the principal nationally recognized stock exchange on which the Shares are traded) for purposes of determining the value of a PRSU shall be fixed at the per Share consideration received in connection with such change of control, and (ii) the Performance Modifier shall be (1) based on actual performance if the change of control is within 12 months of the relevant vesting date, (2) based on the Company’s average earnings per Share over the preceding two years if the change of control is between 12 and 24 months from the applicable vesting date, or (3) 100% if the change of control is more than 24 months from the applicable vesting date, and, in the case of either (A) or (B), payment with respect to vested PRSUs shall continue to be made in accordance with the PRSU Plan. Unless the Compensation Committee takes any action to the contrary in connection with a change of control, the vesting conditions applicable to all outstanding awards shall continue to apply (subject to any provisions governing terminations of service).
Adjustments in the Event of a Qualified Change of Control.   In the event of a Qualified Change of Control, the Compensation Committee may, within the 30 days preceding or the 12 months following such Qualified Change of Control, accelerate the vesting of all outstanding awards (including related dividend equivalent rights) and make a cash payment in respect thereof to participants within the 12 month period following such action, all to the extent permitted by and in accordance with Section 409A of the Code. If such Qualified Change of Control occurs more than 12 months prior to the end of the vesting period applicable to an award, the Performance Modifier applicable to such award shall be (A) based on the Company’s average earnings per Share over the preceding two years if the change of control is between 12 and 24 months from the applicable vesting date, or (B) 100% if the change of control is more than 24 months from the applicable vesting date. If such Qualified Change of Control occurs less than 12 months prior to the end of the vesting period applicable to an award, payment shall not be made until the Performance Modifier applicable to such award has been established (and the Compensation Committee’s resolution to terminate the PRSU Plan shall be made at such time as would permit payment pursuant to the foregoing sentence to be made without violating Section 409A of the Code). In all cases, the value attributable to a PRSU that is liquidated in accordance with this provision will be the per Share consideration received in connection with such change of control.
Transferability.   An award shall not be transferable or assignable by the participant other than by will or by the laws of descent and distribution.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Amendment or Termination of the PRSU Plan.   The Board may amend, alter or discontinue the PRSU Plan, but no amendment, alteration or discontinuation shall be made without the consent of a participant, if such action would diminish any of the rights of such participant under any awards theretofore granted to such participant under the PRSU Plan; provided, however, that the Compensation Committee may amend the PRSU Plan in such manner as it reasonably deems necessary to comply with applicable law or to avoid the application of any tax penalty to any award.
2019 PRSU Grants.   On February 13, 2019, each of the NEOs received a grant of PRSUs for calendar year 2019 (the “2019 PRSUs”). The NEOs received grants of 149,263 (for Mr. Olesky), 124,551 (for Mr. Hult) and 19,802 (for Mr. Spencer) 2019 PRSUs. The 2019 PRSUs will be settled exclusively in Shares, less any withholding and employment taxes associated with the settlement of the PRSUs. Settlement of the 2019 PRSUs will occur on February 1, 2022. In addition to the terms described above, the 2019 PRSUs provide for full vesting upon retirement or a change of control, and accelerated settlement in the event the change of control is a Qualified Change of Control. Any Shares received in settlement of the 2019 PRSUs will be subject to any underwriters’ lock up period applicable to the Shares. The “Performance Modifier” for the 2019 PRSUs will be between 0% and 200%, based equally on the Company attaining certain annual revenue growth and adjusted EBITDA margin targets.
Tradeweb Markets Inc. 2019 Omnibus Equity Incentive Plan
The Board has adopted the Tradeweb Markets Inc. 2019 Omnibus Equity Incentive Plan, as may be amended from time to time (the “Equity Plan”), under which equity awards may be made in respect of shares of Class A common stock of the Company (the “Shares”), consisting of a Share Pool (as defined below) of 8,841,864 Shares, as described further below in the section titled “— Shares Available.” Under the Equity Plan, awards may be granted in the form of options, restricted stock, restricted stock units, stock appreciation rights, cash-based awards, dividend equivalent rights and Share awards.
Administration.   The Equity Plan is administered by the Compensation Committee. The Compensation Committee shall consist of at least two directors of the Board and may consist of the entire Board. The Compensation Committee will generally consist of at least two directors considered to be non-employee directors for purposes of Section 16 of the Exchange Act.
Plan Term.   The Equity Plan became effective on April 2, 2019 and will terminate on the tenth (10th) anniversary thereof, unless earlier terminated by the Board.
Eligibility.   Under the Equity Plan, “Eligible Individuals” include officers, employees, consultants, advisors and non-employee directors providing services to the Company and its subsidiaries and affiliates. The Compensation Committee will determine which Eligible Individuals will receive grants of awards.
Incentives Available.   Under the Equity Plan, the Compensation Committee may grant any of the following types of awards to an Eligible Individual (to the extent permitted by applicable law): incentive stock options (“ISOs”) and nonqualified stock options (“Nonqualified Stock Options” and, together with ISOs, “Options”); stock appreciation rights (“SARs”); restricted stock grants (“Restricted Stock Grants”); restricted stock units (“RSUs”); Dividend Equivalent Rights; Share Awards; and Cash Based Awards, each as defined below (each type of grant is considered an “Award”).
Shares Available.   Subject to any adjustment as provided in the Equity Plan, up to 8,841,864 Shares may be issued pursuant to Awards granted under the Equity Plan (the “Share Pool”), all of which may be granted as ISOs. The maximum dollar amount of cash or the fair market value of Shares that may be the subject of Awards granted to any non-employee director in any calendar year may not exceed $300,000.
If an Award or any portion thereof  (a) expires or otherwise terminates without all of the Shares covered by such Award having been issued or (b) is settled in cash (i.e., the participant receives cash rather than Shares), such expiration, termination or settlement will not reduce (or otherwise offset) the number of Shares that may be available for issuance under the Equity Plan. Any Shares issued pursuant to an Award that are forfeited and returned back to or reacquired by the Company will again become available for issuance under the Equity Plan. Any Shares tendered or withheld to pay the exercise price of an Option or to satisfy tax withholding obligations associated with any Award, shall not become available again for issuance under the Equity Plan.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Stock Options.   The Compensation Committee may grant Options (which may be ISOs or Nonqualified Stock Options) to Eligible Individuals. An ISO is an Option intended to qualify for tax treatment applicable to ISOs under Section 422 of the Code. An ISO may be granted only to Eligible Individuals that are employees of the Company or any of its subsidiaries. A Nonqualified Stock Option is an Option that is not subject to statutory requirements and limitations required for certain tax advantages allowed under Section 422 of the Code.
Vesting and Exercise Periods.   Each Option granted under the Equity Plan may be subject to certain vesting requirements and will become exercisable in accordance with the specific terms and conditions of the Option, as determined by the Compensation Committee at the time of grant and set forth in an Award agreement. The term of an Option generally may not exceed ten years from the date it is granted (five years in the case of an ISO granted to a ten-percent stockholder). Each Option, to the extent it becomes exercisable, may be exercised at any time in whole or in part until its expiration or termination, unless otherwise provided in the applicable Award agreement.
Exercise Price; Method of Exercise.   The purchase price per Share with respect to any Option granted under the Equity Plan shall be determined by the Compensation Committee, provided that it may be not less than the greater of the par value of a Share and 100% of the fair market value of a Share on the date the Option is granted (110% in the case of an ISO granted to a ten-percent stockholder). The exercise price may be paid in (a) cash or its equivalent (e.g., a check), (b) if permitted by the Compensation Committee, the transfer, either actually or by attestation, to the Company of Shares that have been held by the participant for at least six (6) months (or such lesser period as may be permitted by the Compensation Committee) prior to the exercise of the Option, such transfer to be upon such terms and conditions as determined by the Compensation Committee or (c) in the form of other property as determined by the Compensation Committee. In addition, (a) the Compensation Committee may provide for the payment of the exercise through Share withholding as a result of which the number of Shares issued upon exercise of an Option would be reduced by a number of Shares having a fair market value (as defined in the Equity Plan) equal to the exercise price and (b) an Option may be exercised through a registered broker-dealer pursuant to such cashless exercise procedures that are, from time to time, deemed acceptable by the Compensation Committee. The Company will not issue fractional shares.
Limits on Incentive Stock Options.   In order to comply with the requirements for ISOs in the Code, no person may receive a grant of an ISO for stock that would have an aggregate fair market value in excess of $100,000, determined when the ISO is granted, that would be exercisable for the first time during any calendar year. If any grant of an ISO is made in excess of such limit, the Options will be treated as Nonqualified Stock Options according to the order in which they were granted such that the most recently granted Options are first treated as Nonqualified Stock Options.
Stock Appreciation Rights.   The Compensation Committee may grant SARs to Eligible Individuals on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement. A SAR may be granted (a) at any time if unrelated to an Option or (b) if related to an Option, either at the time of grant or at any time thereafter during the term of the Option.
Vesting; Amount Payable.   The Compensation Committee will determine the terms by which a SAR will vest and become exercisable, which terms will be set forth in an Award agreement. A SAR is a right granted to a participant to receive an amount equal to the excess of the fair market value of a Share on the last business day preceding the date of exercise of such SAR over the fair market value of a Share on the date the SAR was granted. A SAR may be settled or paid in cash, Shares or a combination of each, in accordance with its terms.
Duration.   Each SAR will be exercisable or be forfeited or expire on such terms as the Compensation Committee determines. Except in limited circumstances, a SAR shall have a term of no greater than ten years.
Prohibition on Repricings.   The Compensation Committee will have no authority to (a) make any adjustment or amendment (other than in connection with certain changes in capitalization or certain corporate transactions in accordance with the terms of the Equity Plan, as generally described below) that reduces, or would have the effect of reducing, the exercise price of an Option or SAR previously granted

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 under the Equity Plan or (b) cancel for cash or other consideration any Option whose exercise price or SAR whose base price is greater than the fair market value per share, unless, in either case, the Company’s stockholders approve such adjustment or amendment.
Dividend Equivalent Rights.   The Compensation Committee may grant dividend equivalent rights (“Dividend Equivalent Rights”), either in tandem with an Award or as a separate Award, to Eligible Individuals on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement. A Dividend Equivalent Right is a right to receive cash or Shares based on the value of dividends that are paid with respect to the Shares. Amounts payable in respect of Dividend Equivalent Rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on such dividend equivalent rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the Award to which the Dividend Equivalent Rights relate, provided, however, that a Dividend Equivalent Right granted in tandem with another Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Awards with respect to which such dividends are payable. In the event that the amount payable in respect of Dividend Equivalent Rights is to be deferred, the Compensation Committee shall determine whether such amount is to be held in cash or reinvested in Shares or deemed (notionally) to be reinvested in Shares. Dividend Equivalent Rights may be settled in cash or Shares or a combination thereof, in a single installment or multiple installments, as determined by the Compensation Committee.
Restricted Stock; Restricted Stock Units.   The Compensation Committee may grant either Shares (Restricted Stock) or phantom Shares (RSUs), in each case subject to certain vesting requirements, on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement.
Restricted Stock.   Unless the Compensation Committee determines otherwise, upon the issuance of shares of Restricted Stock, the participant shall have all of the rights of a shareholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions made with respect to the Shares. The Compensation Committee may determine that the payment to the participant of dividends, or a specified portion thereof, declared or paid on such Shares shall be deferred until the lapsing of the restrictions imposed upon such Shares and held by the Company for the account of the participant until such time, provided, however, that a dividend payable in respect of Restricted Stock that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Restricted Stock with respect to which such dividends are payable. Payment of deferred dividends in respect of shares of Restricted Stock shall be made upon the lapsing of restrictions imposed on the shares of Restricted Stock in respect of which the deferred dividends were paid, and any dividends deferred in respect of any shares of Restricted Stock shall be forfeited upon the forfeiture of such shares of Restricted Stock.
Restricted Stock Units.   Each RSU shall represent the right of the participant to receive a payment upon vesting of the RSU, or on any later date specified by the Compensation Committee, of an amount equal to the fair market value of a Share as of the date the RSU becomes vested, or such later date as determined by the Compensation Committee at the time the RSU is granted (and which will be set forth in the applicable Award agreement). An RSU may be settled or paid in cash, Shares or a combination of each, as determined by the Compensation Committee.
Share Awards.   The Compensation Committee may grant an Award of Shares (“Share Awards”) to an Eligible Individual on such terms and conditions as the Compensation Committee may determine at the time of grant. A Share Award may be made as additional compensation for services rendered by the Eligible Individual or may be in lieu of cash or other compensation to which the Eligible Individual is entitled from the Company. Any dividend payable in respect of a Share Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Share Award with respect to which such dividends are payable.
Cash Based Awards.   The Compensation Committee may grant awards initially denominated by reference to a specified amount of cash (“Cash Based Awards”) to an Eligible Individual. Cash Based Awards are contingent upon the attainment of specified conditions as may be determined by the Compensation Committee, and represent the right to receive payment of the specified dollar amount or

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 a percentage or multiple of the specified dollar amount as determined pursuant to the applicable Award agreement. The Compensation Committee may at the time a Cash Based Award is granted specify a maximum amount payable in respect of a vested Cash Based Award. Each Award agreement will specify the conditions which must be satisfied in order for the Cash Based Award to vest and the circumstances under which the Award will be forfeited. Payments in respect of the Cash Based Awards will be at such time or times as the Compensation Committee may determine following vesting of the Award. Such payments may be made entirely in Shares valued at their fair market value (as defined in the Equity Plan), entirely in cash or in such combination of Shares and cash as the Compensation Committee in its discretion shall determine at any time prior to such payment.
Adjustments upon Changes in Capitalization.   In the event that the outstanding Shares are changed into or exchanged for a different number or kind of Shares or other stock or securities or other equity interests of the Company or another corporation or entity, whether through merger, consolidation, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, substitution or other similar corporate event or transaction, or an extraordinary dividend or distribution by the Company in respect of its Shares or other capital stock or securities convertible into capital stock, cash, securities or other property, the Compensation Committee shall determine the appropriate adjustments, if any, to (a) the maximum number and kind of shares of stock or other securities or other equity interests as to which Awards may be granted under the Equity Plan, (b) the maximum number and class of Shares or other stock or securities that may be issued upon exercise of ISOs, (c) the number and kind of Shares or other securities covered by any or all outstanding Awards that have been granted under the Equity Plan, and (d) the option price of outstanding Options and the base price of outstanding SARs.
Effect of Change in Control or Certain Other Transactions.   Generally, the Award agreement evidencing each Award will provide any specific terms applicable to that Award in the event of a Change in Control of the Company (as defined below). Unless otherwise provided in an Award agreement, in connection with a merger, consolidation, reorganization, recapitalization or other similar change in the capital stock of the Company, or a liquidation or dissolution of the Company (each, a “Corporate Transaction”) (a Corporate Transaction may be a transaction that is also a Change in Control), Awards shall either: (a) continue following such Corporate Transaction, which may include, in the discretion of the Compensation Committee or the parties to the Corporate Transaction, the assumption, continuation or substitution of the Awards, in each case with appropriate adjustments to the number, kind of shares, and exercise prices of the Awards; or (b) terminate.
For purposes of the Equity Plan, “Change in Control” generally means the occurrence of any of the following events with respect to the Company: (a) any person (other than directly from the Company) first acquires securities of the Company representing fifty percent or more of the combined voting power of the Company’s then outstanding voting securities, other than an acquisition by certain employee benefit plans, the Company or a related entity, or any person in connection with a non-control transaction; (b) a majority of the members of the board of directors is replaced by directors whose appointment or election is not endorsed by a majority of the members of the board of directors serving immediately prior to such appointment or election; (c) any merger, consolidation or reorganization, other than a non-control transaction; (d) a complete liquidation or dissolution or (e) a sale or disposition of all or substantially all of the assets of the Company and its subsidiaries. A “non-control transaction” generally includes any transaction in which (i) stockholders immediately before such transaction continue to own at least a majority of the combined voting power of such resulting entity following the transaction; (ii) a majority of the members of the board of directors immediately before such transaction continue to constitute at least a majority of the board of the surviving entity following such transaction or (iii) with certain exceptions, no person other than any person who had beneficial ownership of more than fifty percent of the combined voting power of the Company’s then outstanding voting securities immediately prior to such transaction has beneficial ownership of more than fifty percent of the combined voting power of the surviving entity’s outstanding voting securities immediately after such transaction.
Options and SARs.   If Options or SARs are to terminate in the event of a corporate transaction, the holders of vested Options or SARs must be provided either (a) fifteen days to exercise their Options or SARs or (b) payment (in cash or other consideration) in respect of each Share covered by the Option or SAR being cancelled in an amount equal to the excess, if any, of the per Share price to be paid to

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 stockholders in the Corporate Transaction over the exercise or base price of the Option or the SAR. If the per Share price to be paid to stockholders in the Corporate Transaction is less than the exercise price of the Option or base price of the SAR, the Option or SAR may be terminated without payment of any kind. The holders of unvested Options or SARs may also receive payment, at the discretion of the Compensation Committee, in the same manner as described above for vested Options and SARs. The Compensation Committee may also accelerate the vesting on any unvested Option or SAR and provide holders of such Options or SARs a reasonable opportunity to exercise the Award.
Other Awards.   If Awards other than Options and SARs are to terminate in connection with a Corporate Transaction, the holders of vested Awards will be provided, and holders of unvested Awards may be provided, at the discretion of the Compensation Committee, payment (in cash or other consideration upon or immediately following the Corporate Transaction, or, to the extent permitted by Section 409A of the Code, on a deferred basis) in respect of each Share covered by the Award being cancelled in an amount equal to the per Share price to be paid to stockholders in the Corporate Transaction, where the value of any non-cash consideration will be determined by the Compensation Committee in good faith.
The Compensation Committee may, in its sole discretion, provide for different treatment for different Awards or Awards held by different parties, and where alternative treatment is available for a participant’s Awards, may allow the participant to choose which treatment will apply to his or her Awards.
Transferability.   The Equity Plan generally restricts the transfer of any Awards, except (a) transfers by will or the laws of descent and distribution or (b) to a beneficiary designated by the participant, to whom any benefit under the Equity Plan is to be paid or who may exercise any rights of the participant in the event of the participant’s death before he or she receives any or all of such benefit or exercises an Award.
Amendment or Termination of the Equity Plan.   The Equity Plan may be amended or terminated by the Board without shareholder approval unless shareholder approval of the amendment or termination is required under applicable law, regulation or exchange requirement. No amendment may materially and adversely alter or materially impair any Award that had been granted under the Equity Plan prior to the amendment without the impacted participant’s consent. The Equity Plan will terminate on the tenth anniversary of its effective date; however, when the Equity Plan terminates, any applicable terms will remain in effect for administration of any Awards outstanding at the time of the Equity Plan’s termination.
Forfeiture Events; Clawback.   The Compensation Committee may specify in an Award agreement that the participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, clawback or recoupment upon the occurrence of certain specified events or as required by law, in addition to any otherwise applicable forfeiture provisions that apply to the Award.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of securities underlying the equity awards held by each of the NEOs as of the fiscal year ended December 31, 2018.
		Option awards					Stock awards
Name	Year of Grant	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested(1) ($)
Lee Olesky	2016	—	—	—	—	—	159,892(2)	3,633,684(3)
	2017	—	—	—	—	—	191,235(4)	4,345,807(5)
	2018	—	3,381,643	3,381,643	20.59	10/26/28(6)	207,713(7)	4,720,277(8)
William Hult	2016	—	—	—	—	—	133,243(2)	3,028,069(9)
	2017	—	—	—	—	—	159,362(4)	3,621,508(10)
	2018	—	1,811,594	1,811,594	20.59	10/26/28(6)	173,181(7)	3,935,537(11)
James Spencer	2016	—	—	—	—	—	31,352(2)	712,486(12)
	2017	—	—	—	—	—	35,711(4)	811,541(13)
	2018	—	338,164	338,164	20.59	10/26/28(6)	31,663(7)	719,546(14)

(1)
Based on the Company’s December 31, 2018 valuation.

(2)
Represents PRSUs which vested in full on January 1, 2019.

(3)
Mr. Olesky has accrued dividend equivalent rights valued at $341,228 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(4)
Represents PRSUs which will vest in full on January 1, 2020, subject to continued employment.

(5)
Mr. Olesky has accrued dividend equivalent rights valued at $290,380 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(6)
Each NEO received a grant of options on October 26, 2018, which vest as follows: (i) 50% vests based over time on continued employment, 75% of which has already vested, and the remainder of which will vest on January 1, 2020 and (ii) 50% vests based on satisfying certain performance conditions, including achievement of EBITDA and revenue targets, for calendar years 2018, 2019, 2020 and 2021, as further described above under “— Narrative Disclosure to Summary Compensation Table — Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan — Vesting.”

(7)
Represents PRSUs which will vest in full on January 1, 2021, subject to continued employment.

(8)
Mr. Olesky has accrued dividend equivalent rights valued at $167,047 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(9)
Mr. Hult has accrued dividend equivalent rights valued at $284,356 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(10)
Mr. Hult has accrued dividend equivalent rights valued at $241,983 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(11)
Mr. Hult has accrued dividend equivalent rights valued at $139,276 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(12)
Mr. Spencer has accrued dividend equivalent rights valued at $66,907 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
(13)
Mr. Spencer has accrued dividend equivalent rights valued at $54,226 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(14)
Mr. Spencer has accrued dividend equivalent rights valued at $25,464 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

Additional Narrative Disclosures
Retirement Benefit Programs
The Company maintains a tax-qualified defined contribution plan (the “401(k) Plan”) that provides retirement benefits to employees, including matching contributions. The NEOs are eligible to participate in the 401(k) Plan on the same terms as other participating employees.
Potential Payments upon Termination or Change in Control
Severance under Employment Agreements
Pursuant to the terms of the Employment Agreements, each of Messrs. Olesky and Hult are entitled to receive certain payments in connection with certain termination events.
In the event that (i) Mr. Olesky or Mr. Hult is terminated by TWM LLC without Cause (as defined below), (ii) Mr. Olesky or Mr. Hult resigns for Good Reason (as defined below), or (iii) TMW LLC elects not to renew Mr. Olesky’s or Mr. Hult’s Employment Agreement prior to its expiration or any subsequent renewal term and Mr. Olesky or Mr. Hult’s Employment Agreement and Mr. Olesky’s or Mr. Hult’s employment is terminated, each of Mr. Olesky and Mr. Hult are entitled to (A) continuation of their base salary for eighteen (18) months following termination, (B) the average annual bonus earned by the executive for the two calendar years ending immediately prior to the year of termination, payable in equal installments over eighteen (18) months, (C) a pro rata bonus for the year of termination based on actual TWM LLC performance for the year of termination, payable at the time when bonuses are otherwise paid, (D) (x) for Mr. Olesky, continuation of healthcare benefits provided by TWM LLC generally to its active senior executive officers, including employee contributions, until Mr. Olesky reaches age 65, or, if not permitted by applicable law, private health insurance on substantially similar terms and conditions, and (y) for Mr. Hult, continuation of the healthcare benefits for eighteen (18) months, and (E) any earned but unpaid base salary, accrued vacation pay and unreimbursed business expenses and other benefits payable in accordance with TWM LLC policies. Payment of the severance benefits described above is subject to each of Mr. Olesky’s and Mr. Hult’s continued compliance with the restrictive covenants included in the applicable Employment Agreement, and their execution of a release of claims.
In the event that Mr. Olesky’s employment ends by reason of his retirement, he will be entitled to continuation of healthcare benefits generally provided to senior executive officers, including employee contributions, until Mr. Olesky reaches age 65.
For purposes of the Employment Agreements, “Cause” means any of the following that remains uncured (if curable) for ten (10) days after the executive’s receipt of written notice thereof from TWM LLC: (a) the executive has engaged in dishonesty, gross negligence or willful misconduct of more than a de minimis nature, in each case, with regard to TWM LLC that is demonstrably injurious to TWM LLC; (b) the executive has failed to attempt, in good faith, to substantially perform his duties with TWM LLC (other than as a result of the executive’s physical or mental incapacity); (c) the executive has failed to attempt, in good faith, to follow the lawful written direction of, for Mr. Olesky, the Board and for Mr. Hult, the Chief Executive Officer; or (d) the executive has been convicted of, or entered a plea of guilty or no contest to, a felony (other than as a result of vicarious liability or a traffic infraction).
For purposes of the Employment Agreements, “Good Reason” means any of the following that remains uncured (if curable) for ten (10) days after TWM LLC’s receipt of written notice thereof from the executive not later than 60 days following the later of the occurrence of the event or the date the executive should reasonably have knowledge thereof: (a) the executive is serving in a position below, for Mr. Olesky, Chief Executive Officer (or is not reporting directly to the Board) and for Mr. Hult, President; (b) a material diminution of the executive’s duties, responsibilities or authority or the assignment to the executive

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 of duties or responsibilities that are materially adversely inconsistent with the executive’s then position; (c) TWM LLC has reduced the executive’s annual salary or annual bonus target; (d) TWM LLC has required the executive to relocate his principal place of employment by more than fifty (50) miles; or (e) any material breach by TWM LLC of the Employment Agreement. In addition, for Mr. Olesky, “Good Reason” means a change in control (as defined in the Option Plan) which does not include an IPO. In addition, each of Mr. Olesky and Mr. Hult will have the right to resign for Good Reason in the event his employment is transferred to an affiliate of TWM LLC (unless such affiliate is a subsidiary of TWM LLC).
Pursuant to the Employment Agreements, in the event that any of the payments or benefits provided by TWM LLC or any affiliate to TWM LLC (whether pursuant to the terms of the Employment Agreement or any equity compensation or other agreement with the Company or any affiliate) would constitute “parachute payments” (“Parachute Payments”) within the meaning of Section 280G of the Code, and would be subject to the excise tax imposed under Section 4999 of the Code or any interest or penalties with respect to such excise tax (collectively, the “Excise Tax”), then such Parachute Payments to be made to Messrs. Olesky and Hult shall be payable either (1) in full or (2) as to such lesser amount which would result in no portion of such Parachute Payments being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the executive’s receipt on an after-tax basis, of the greatest amount of economic benefits under the Employment Agreement, notwithstanding that all or some portion of such benefits may be subject to the Excise Tax. If a reduction in the Parachute Payment is necessary, then the reduction shall occur in accordance with the terms of the Employment Agreement.
Severance Policy
Mr. Spencer is entitled to severance pursuant to a severance policy maintained by the Company for certain executive officers. In the event of a termination without cause, Mr. Spencer is entitled to (i) continuation of his base salary for twelve (12) months following termination, (ii) a payment equal to the sum of   (A) his highest annual bonus received in respect of the two most recent calendar years completed prior to his termination, paid at the time bonuses are generally paid to senior executives (the “Reference Bonus Amount”), and (B) the Reference Bonus Amount prorated for the number of days worked during the calendar year preceding the date of termination, paid at the time when annual bonuses are paid generally to senior executives; and (iii) subject to Mr. Spencer’s timely election of continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and Mr. Spencer’s copayment of premiums associated with such coverage consistent with amounts paid by Mr. Spencer during the year in which his termination occurs, reimbursement, on a monthly basis, for the excess costs of continued health benefits for Mr. Spencer and his covered dependents for twelve (12) months following the date of termination, or until such earlier date on which COBRA coverage for Mr. Spencer and his covered dependents terminates in accordance with COBRA.
Equity Awards
Each of our NEOs has been granted an Option under the Option Plan (described above under “—  Narrative Disclosure to Summary Compensation Table — Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan”). Each of the Options granted to our NEOs fully vest as to the Time-Based Portion of the Option upon a change of control (as defined in the Option Plan), or upon the NEO’s termination without Cause or resignation for Good Reason within 90 days prior to the change of control.
In addition, in the event of a change in control prior to the date the Compensation Committee determines whether the relevant performance-conditions for the Performance-Based Portion of such Option have been achieved for 2021 (as further described above under “— Narrative Disclosure to Summary Compensation Table — Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan — Vesting”) any portion of the Performance-Based Portion that remains unvested shall be eligible to become vested as of the change of control to the extent the applicable remaining EBITDA targets or revenue targets will have been deemed satisfied as of the change of control (which will be calculated based on the Company’s most recent performance and deemed satisfied to the extent the Compensation Committee determines in good faith that the equity value implied in the change in control transaction equals or exceeds the equity value implied by the relevant performance targets).

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Each of our NEOs has been granted PRSUs under the PRSU Plan (as described above under “— Narrative Disclosure to Summary Compensation Table — Amended & Restated Tradeweb Markets Inc. PRSU Plan”). In the event an NEO is terminated (i) without Cause (as defined in the PRSU Plan) within 180 days prior to the relevant vesting date, or (ii) due to the participant’s death or disability or retirement (as such terms are defined in the PRSU Plan), the NEO will be entitled to retain a pro-rated number of the PRSUs, based on days worked for the vesting period, which will remain eligible to vest. In the event the NEO’s service is terminated without Cause within six months following a change of control (as defined in the PRSU Plan), any outstanding PRSUs will vest and continue to be paid out in accordance with the PRSU Plan; provided, however, that if the change of control constitutes a “Qualified Change of Control” (as defined above), payment applicable to the PRSU will be made as soon as practicable after the participant’s termination, as further described above under “— Narrative Disclosure to Summary Compensation Table — Amended & Restated Tradeweb Markets Inc. PRSU Plan — Termination of Service.”
Compensation of Directors
The directors of TWM LLC for fiscal year 2018 included Lee Olesky, William Hult, Debra Walton, Steve Leith, Richard Lee, Christopher Conetta, Bill Hartnett, Rob Huntington, Rana Yared, Thomas Pluta, Patrick Haskell (Chairman), Simon Wilson and Paolo Croce. The director of Tradeweb Markets Inc. for fiscal year 2018 was Lee Olesky. None of these individuals received any compensation for their service as directors in fiscal year 2018.
For fiscal year 2019, the directors of Tradeweb Markets Inc. are Martin Brand, John Finley, Scott Ganeles, William Hult, Paula Madoff, Lee Olesky, Thomas Pluta, Debra Walton and Brian West. Each of Messrs. Pluta and Ganeles and Ms. Madoff is entitled to an annual retainer of  $100,000 and an annual grant of restricted stock units of the Company with a value of  $100,000 at the time of grant. For 2019, each of Messrs. Pluta and Ganeles and Ms. Madoff received a grant of 3,704 restricted stock units. In addition, all non-employee directors will be reimbursed for out-of-pocket expenses incurred in attending board and committee meetings, and for the reasonable and documented expenses incurred to attend programs designed to provide continuing education regarding the appropriate role of directors in a public company. The non-employee committee chair for each of the audit, compensation and nominating and governance committees will be entitled to additional annual retainers of  $20,000, $15,000 and $10,000, respectively. Non-employee members of the audit, compensation and nominating and governance committees will be entitled to additional annual retainers of  $7,500, $5,000 and $4,000, respectively.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our Class A common stock and our Class B common stock as of        , 2019, after the completion of this offering and the application of the net proceeds therefrom as described in “Use of Proceeds,” based on an assumed price of $    per share of our Class A common stock (the closing price for our shares of Class A common stock on Nasdaq on       , 2019), for:
•
each person or entity who is known by us to beneficially own more than 5% of our Class A or our Class B common stock;

•
each of our directors and named executive officers; and

•
all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption rights described elsewhere in this prospectus, held by such person that have vested or will vest within 60 days of the date of this prospectus are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o Tradeweb Markets Inc., 1177 Avenue of the Americas, New York, New York 10036. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
	Class A Common Stock (on a fully exchanged and converted basis)(1)			Class B Common Stock (on a fully exchanged basis)(2)			Combined Voting Power(3)
Name of beneficial owner	Number	%(+)	%(†)	Number	%(+)	%(†)	%(+)	%(†)
Entities affiliated with Refinitiv(4)		%	%		%	%	%	%
JPMC Strategic Investments I Corporation(5)
Lee Olesky(6)
Billy Hult(7)
Jay Spencer(8)
Martin Brand(9)
John G. Finley(10)
Scott C. Ganeles
Paula B. Madoff
Thomas Pluta
Debra Walton(11)
Brian West(12)
All executive officers and directors as a group (15 persons)(13)

(+)
Assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(†)
Assumes full exercise by the underwriters of their option to purchase additional shares of Class A common stock.

*
Represents less than 1.0% of outstanding shares or voting power, as applicable.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
(1)
Each Continuing LLC Owner also holds corresponding shares of Class C common stock or Class D common stock, as the case may be. Each LLC Interest held by the Continuing LLC Owners is redeemable in accordance with the terms of the TWM LLC Agreement, at the election of such holder, for newly issued shares of Class A common stock or Class B common stock on a one-for-one basis (and such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). The Continuing LLC Owners that hold shares of Class D common stock may also from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance). Holders of Class B common stock may from time to time exchange all or a portion of their shares of our Class B common stock for newly issued shares of Class A common stock on a one-for-one basis (in which case their shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance). See “Description of Capital Stock.” The numbers of shares of Class A common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that (i) all LLC Interests have been redeemed or exchanged for shares of Class A common stock (and the corresponding shares of Class C common stock and/or Class D common stock, as the case may be, have been cancelled) and (ii) all shares of Class B common stock have been exchanged for shares of Class A common stock.

(2)
Each Continuing LLC Owner also holds a corresponding number of shares of Class C common stock or Class D common stock, as the case may be, and (ii) the Refinitiv Direct Owner owns shares of Class B common stock. Each LLC Interest held by Continuing LLC Owners that hold shares of Class D common stock will be redeemable in accordance with the terms of the TWM LLC Agreement, at the election of such holder, for newly issued shares of Class B common stock on a one-for one basis (and such holders’ shares of Class D common stock will be cancelled on a one-for-one basis upon any such issuance). See “Description of Capital Stock.” The numbers of shares of Class B common stock beneficially owned and percentages of beneficial ownership set forth in the table assume that all LLC Interests of Continuing LLC Owners that hold shares of Class D common stock have been exchanged for shares of Class B common stock (and the corresponding shares of Class D common stock have been cancelled).

(3)
Percentage of combined voting power represents voting power with respect to all shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock, voting together as a single class. Each holder of Class B common stock and Class D common stock is entitled to 10 votes per share and each holder of Class A common stock and Class C common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. Our Class C common stock and Class D common stock do not have any economic interests (where “economic interests” means the right to receive any dividends or distributions, whether cash or stock, in connection with common stock) associated with our Class A and Class B common stock. See “Description of Capital Stock.”

(4)
Reflects securities held directly by Refinitiv TW Holdings Limited and Refinitiv US PME LLC.

Refinitiv US LLC is the controlling member of Refinitiv US PME LLC. Refinitiv US Holdings Inc. is the sole member of Refinitiv US LLC. Refinitiv Parent Limited is the sole shareholder of each of Refinitiv US Holdings Inc. and Refinitiv TW Holdings Limited. Refinitiv Holdings Limited is the sole shareholder of Refinitiv Parent Limited. BCP York Holdings (Delaware) L.P. is the majority shareholder of Refinitiv Holdings Limited. BCP York Holdings GP (Delaware) L.L.C. is the general partner of BCP York Holdings (Delaware) L.P. BCP York Subsidiary (Cayman) L.P. is the sole member of BCP York Holdings GP (Delaware) L.L.C. BCP VII Holdings Manager (Cayman) L.L.C. is the general partner of BCP York Subsidiary (Cayman) L.P. Blackstone Management Associates (Cayman) VII L.P. is the managing member of BCP VII Holdings Manager (Cayman) L.L.C. BCP VII GP L.L.C. is the general partner of Blackstone Management Associates (Cayman) VII L.P. Blackstone Holdings III L.P. is the sole member of BCP VII GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole shareholder of the Class

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the securities directly or indirectly controlled by such entities or him, but each (other than to the extent it or he directly holds securities as described herein) disclaims beneficial ownership of such securities.
(5)
Consists of securities held of record by JPMC Strategic Investments I Corporation. J.P. Morgan Chase & Co. is the ultimate parent of JPMC Strategic Investments I Corporation. The address of this entity is 270 Park Avenue, New York, NY 10017.

(6)
Includes      shares of Class A common stock issuable upon exercise of options that have vested or will vest within 60 days after       , 2019. Mr. Olesky owns 208,488 shares of Class D common stock and       shares of Class A common stock issuable upon exercise of options that have vested or will vest within 60 days after       , 2019 through The Lee Olesky 2019 Family Trust. Lee Olesky and his wife, as the co-trustees of The Lee Olesky 2019 Family Trust, share the power to vote and invest the securities, but each disclaims beneficial ownership of such securities. Mr. Olesky may be deemed to beneficially own the securities but disclaims beneficial ownership of such securities.

(7)
Includes      shares of Class A common stock issuable upon exercise of options that have vested or will vest within 60 days after     , 2019.

(8)
Includes      shares of Class A common stock issuable upon exercise of options that have vested or will vest within 60 days after        , 2019.

(9)
Mr. Brand is a Senior Managing Director of The Blackstone Group. Mr. Brand disclaims beneficial ownership of any securities owned directly or indirectly by the Refinitiv entities.

(10)
Mr. Finley is a Senior Managing Director and the Chief Legal Officer of The Blackstone Group. Mr. Finley disclaims beneficial ownership of any securities owned directly or indirectly by the Refinitiv entities.

(11)
Ms. Walton is the Chief Revenue Officer of Refinitiv. Ms. Walton disclaims beneficial ownership of any securities owned directly or indirectly by the Refinitiv entities.

(12)
Mr. West is the Chief Financial Officer of Refinitiv. Mr. West disclaims beneficial ownership of any securities owned directly or indirectly by the Refinitiv entities.

(13)
Includes      shares of Class A common stock issuable upon exercise of options that have vested or will vest within 60 days after       , 2019.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of transactions since January 1, 2016 to which we were a party in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors, Bank Stockholders or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.
Transactions With Refinitiv/Thomson Reuters
We maintain a shared services agreement with Refinitiv (formerly Thomson Reuters), which indirectly owns a majority of our equity interests. Under the terms of the agreement, Thomson Reuters historically provided us with certain legal, compliance, regulatory, human resources, technology, content, financial, accounting, sales and customer support and administrative services. We expect Refinitiv will continue to provide data and insurance and, at least in the near term, office space and related services. The shared services agreement was amended in June 2016 to continue to be in effect in perpetuity, except that the agreement will automatically terminate upon termination of the market data license agreement. In addition, either party can terminate the shared services agreement with respect to one or more services upon written notice delivered, in the case of termination effective at the end of the then-current calendar year, 90 days prior to the end of such calendar year or, in the case of termination effective at any other date, at least 6 months prior to such date. During the six months ended June 30, 2019, we incurred fees of $2.2 million relating to this agreement, and during each of the years ended December 31, 2018, 2017 and 2016, we incurred fees of $4.3 million per year relating to this agreement. These fees are included in occupancy, technology and communications and general and administrative expenses in our consolidated statements of income included elsewhere in this prospectus.
We maintain a market data license agreement with Refinitiv (formerly Thomson Reuters), pursuant to which we earn license fees and royalties. Under the terms of this agreement, we provide Refinitiv with certain real-time market data feeds for multiple fixed income and derivatives products under an exclusive license pursuant to which Refinitiv redistributes such market data to its customers on its Eikon platform and through direct feeds. We also earn royalties from Refinitiv for referrals of new Eikon customers based on customer conversion rates as well as sales of non-exclusive licensed data. The market license data agreement was amended and restated effective November 1, 2018 for a minimum term of five years with a transition year if the agreement is not renewed or extended. The agreement includes customary termination provisions, including in the event of a material breach that is not cured within 30 days of receipt of written notice. During the six months ended June 30, 2019 and the years ended December 31, 2018, 2017 and 2016, we earned approximately $27.0 million, $50.3 million, $50.1 million and $50.6 million, respectively, of revenue under this agreement.
We were party to a master agreement with Refinitiv (formerly Thomson Reuters) and the Bank Stockholders, which was entered into in connection with the initial investment in our business by the Bank Stockholders and subsequently amended in connection with restructurings of our business and additional investments by the Bank Stockholders. Under the master agreement, each party was subject to confidentiality obligations regarding both the nonpublic information of our business and the terms of those definitive agreements, subject to customary disclosure exceptions. In connection with the IPO, we terminated the master agreement and entered into a restrictive covenant agreement with affiliates of Refinitiv pursuant to which the non-compete restrictions of the master agreement, as modified, prohibit Refinitiv from establishing, investing in, or acting as primary business operator or manager of, an electronic trade execution platform for trading in fixed income securities or equity derivatives, subject to certain exceptions. If Refinitiv desires to engage in such business for any group of securities, instruments, or other fixed income assets that are not traded at that time on any of our electronic trade execution platforms, Refinitiv must deliver a written notice offering us the right to establish, fund or purchase a Material Interest (as defined in the agreement) in, or act as the primary business operator or manager of, the business. If we don’t accept the offer within three months, Refinitiv will have the right to engage in such activity described in the offer notice, subject to certain exceptions. Refinitiv will be bound by the non-compete provisions so

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 long as it has the right to designate the total number (or least a majority) of directors on our board of directors on the terms and subject to the conditions set forth in the Stockholders Agreement. The non-compete period terminates in the event (i) of a change of control with respect to Refinitiv or (ii) the overall revenue of TWM LLC declines by more than 25% in each of two consecutive fiscal years.
We reimburse affiliates of Refinitiv for expenses paid on our behalf for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services. For the six months ended June 30, 2019 and the years ended December 31, 2018, 2017 and 2016, we reimbursed such affiliates approximately $4.2 million, $32.5 million, $38.4 million and $34.4 million, respectively, for these expenses.
In 2013, we borrowed $29.3 million from a subsidiary of Thomson Reuters under a convertible term note. Interest charged on the outstanding borrowings was the greater of LIBOR or 150 basis points, plus 300 basis points per annum, and was reset and payable quarterly. During 2017, Thomson Reuters converted all outstanding borrowings into 1,835.122 Class A Shares at the price of  $15,958 per share. During the years ended December 31, 2017 and 2016, the interest rate charged was 4.50% per annum. We paid and expensed approximately $0.5 million and $1.3 million of interest related to this note during the years ended December 31, 2017 and 2016, respectively.
Transactions With Bank Stockholders
Prior to the Reorganization Transactions, the Bank Stockholders were collectively considered to be related parties of the Company. As a result of the Reorganization Transactions, they are no longer considered to be related parties. As a result, the related party transactions listed below only include transactions with affiliates of the Bank Stockholders for pre-IPO periods.
During the years ended December 31, 2018, 2017 and 2016, we earned $51,000, $40,000 and $80,000, respectively, of interest income from money market funds invested with and savings accounts deposited with affiliates of the Bank Stockholders. Interest rates earned on the money market and savings accounts are comparable to rates offered to third parties.
During the years ended December 31, 2018, 2017 and 2016, we earned approximately $288.6 million, $232.4 million and $211.7 million, respectively, of transaction fees, subscription fees and commissions from affiliates of the Bank Stockholders. Over the same period, none of the Bank Stockholders accounted for more than 10% of our revenues.
Transactions With Certain Original LLC Owners
In 2014, we issued Class A Shares and unvested Class P1-(A) Shares to some of the Bank Stockholders as a result of a $120.0 million capital contribution to facilitate our expansion into new credit products. In connection with this investment, certain employees also invested $5.3 million in us and were issued Class C Shares and unvested Class P1-(C) Shares. The Class P1-(A) Shares and Class P-1(C) Shares vested on July 31, 2018 upon the achievement of specific revenue earnout milestones related to the growth of specified credit products, with a value of  $156.2 million.
Immediately following this offering, we will use the net proceeds from this offering to purchase       issued and outstanding LLC Interests (or       LLC Interests, if the underwriters exercise in full their option to purchase       additional shares of Class A common stock) from certain of the Other LLC Owners (and cancel the corresponding shares of common stock held by such Other LLC Owners). See “Use of Proceeds.” The following table sets forth the cash proceeds that certain of the Other LLC Owners will receive from the purchase by us of LLC Interests with the net proceeds of this offering, based on an assumed price of  $       per share of our Class A common stock (the closing price for our shares of Class A common stock on Nasdaq on                 , 2019):

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Name	Number of LLC Interests held before this offering	Number of LLC Interests, to be sold to us, assuming the underwriters’ option to purchase additional shares of Class A common stock is not exercised	Cash Proceeds ($)	Number of LLC Interests, to be sold to us, assuming the underwriters’ option to purchase additional shares of Class A common stock is exercised in full	Cash Proceeds ($)
Transactions With Blackstone
We engaged Blackstone Advisory Partners L.P., an affiliate of Blackstone, to provide certain financial consulting services in connection with the IPO for a fee of  $1.0 million.
Related Party Transactions Entered Into in Connection With the IPO
In connection with the Reorganization Transactions, we engaged in certain transactions with certain of our directors, executive officers and other persons and entities which are holders of 5% or more of our voting securities. These transactions are described in “The IPO and Reorganization Transactions.”
TWM LLC Agreement
We operate our business through TWM LLC and its subsidiaries. In connection with the IPO, we and the Original LLC Owners that received LLC Interests entered into TWM LLC’s fifth amended and restated limited liability company agreement, which we refer to as the “TWM LLC Agreement.” The operations of TWM LLC, and the rights and obligations of the holders of LLC Interests, are set forth in the TWM LLC Agreement.
Appointment as Manager.   Under the TWM LLC Agreement, we are a member and the sole manager of TWM LLC. As the sole manager, we are able to control all of the day-to-day business affairs and decision-making of TWM LLC without the approval of any other member, unless otherwise stated in the TWM LLC Agreement. As such, we, through our officers and directors, are responsible for all operational and administrative decisions of TWM LLC and the day-to-day management of TWM LLC’s business. Pursuant to the terms of the TWM LLC Agreement, we cannot, under any circumstances, be removed as the sole manager of TWM LLC except by our election.
Compensation.   We are not entitled to compensation for our services as manager. We are entitled to reimbursement by TWM LLC for fees and expenses incurred on behalf of TWM LLC, including all expenses associated with the IPO and maintaining our existence as a separate legal entity.
Recapitalization.   The TWM LLC Agreement recapitalized the units held by the members of TWM LLC at the time of the Reorganization Transactions into a single class of common membership units, which we refer to as the “LLC Interests.” The TWM LLC Agreement also reflects a split of LLC Interests such that one LLC Interest could be acquired with the net proceeds received in the IPO from the sale of one share of our Class A common stock. Each LLC Interest entitles the holder to a pro rata share of the net profits and net losses and distributions of TWM LLC.
Distributions.   In connection with any tax period, the TWM LLC Agreement requires TWM LLC to make distributions to its members, on a pro rata basis in proportion to the number of LLC Interests held by each member, of cash until each member (other than us) has received an amount at least equal to its assumed tax liability and we have received an amount sufficient to enable us to timely satisfy all of our U.S. federal, state and local and non-U.S. tax liabilities. To the extent that any member would not receive its percentage interest of the aggregate tax distribution, the tax distribution for such member will be increased to ensure that all distributions are made pro rata in accordance with such member’s percentage interest. Tax distributions will also be made only to the extent all distributions from TWM LLC for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The TWM LLC Agreement also allows for distributions to be made by TWM LLC to its members on a pro rata basis out of distributable cash. We expect TWM LLC may make

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 distributions out of distributable cash periodically to the extent permitted by any agreements governing our indebtedness and necessary to enable us to cover our operating expenses and other obligations, including any payments under the Tax Receivable Agreement, as well as to make expected dividend payments, if any, to the holders of our Class A common stock and Class B common stock.
LLC Interest Redemption Right.   Subject to certain restrictions set forth therein, the TWM LLC Agreement provides a redemption right to the Continuing LLC Owners which entitles them to have their LLC Interests redeemed, at the election of each such person, for newly issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) or, at our option, as determined by or at the direction of our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed or exchanged (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). In the event we elect to make a cash payment, a Continuing LLC Owner has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Interests to TWM LLC. The TWM LLC Agreement requires that we contribute cash or shares of our Class A common stock or Class B common stock to TWM LLC in exchange for an amount of newly issued LLC Interests in TWM LLC that will be issued to us equal to the number of LLC Interests redeemed (and thereafter cancelled) from the Continuing LLC Owner to the extent required so as to maintain a one-to-one ratio between the number of LLC Interests owned by us and the number of outstanding Class A common stock and Class B common stock. TWM LLC will then distribute the cash or shares of our Class A common stock or Class B common stock, as the case may be, to such Continuing LLC Owner to complete the redemption. In the event of such election by a Continuing LLC Owner we may, at our option, effect a direct exchange of cash or our Class A common stock or Class B common stock for such LLC Interests of the redeeming members in lieu of such redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Interests that we own equals the aggregate number of shares of Class A common stock and Class B common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).
Issuance of LLC Interests Upon Exercise of Options or Issuance of Other Equity Compensation.   Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from TWM LLC a number of LLC Interests equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of TWM LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution to TWM LLC equal to the aggregate value of such shares of Class A common stock, and TWM LLC will issue to us a number of LLC Interests equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of TWM LLC or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to TWM LLC (or the applicable subsidiary of TWM LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of TWM LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to TWM LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, TWM LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in TWM LLC equal to the purchase price for such shares in exchange for an equal number of LLC Interests.
Maintenance of one-to-one ratio of shares of Class A common stock, Class B common stock and LLC Interests owned by Tradeweb.   The TWM LLC Agreement requires that TWM LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock and Class B common stock issued by us and the number of LLC Interests owned by us, and (y) a one-to-one ratio between the number

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 of shares of Class C common stock and Class D common stock issued by us and the number of LLC Interests owned by the holders of such Class C common stock and Class D common stock.
Transfer Restrictions.   The TWM LLC Agreement generally does not permit transfers of LLC Interests by members, subject to limited exceptions. Any transferee of LLC Interests must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of TWM LLC.
Dissolution.   The TWM LLC Agreement provides that the decision of the manager (pursuant to a unanimous decision of our board of directors) together with the Majority Members (as defined in the TWM LLC Agreement) will be required to voluntarily dissolve TWM LLC. In addition to a voluntary dissolution, TWM LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed to satisfy all of TWC LLC’s debts, liabilities and obligations (including all expenses incurred in liquidation) and the remaining assets of TWC LLC will be distributed to the members pro-rata in accordance with their respective percentage ownership interests in TWM LLC (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).
Confidentiality.   Each member agrees to maintain the confidentiality of TWM LLC’s confidential information. This obligation excludes (i) information that is independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member not in violation of a confidentiality obligation and (ii) disclosures required by law or judicial process or approved by our or TWM LLC’s chief executive officer, chief financial officer or general counsel.
Indemnification and Exculpation.   The TWM LLC Agreement provides for indemnification of the manager and officers of TWM LLC and its subsidiaries. To the extent permitted by applicable law, TWM LLC will indemnify us, as its sole manager, and our authorized officers from and against any losses, liabilities, damages, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of gross negligence, bad faith, willful misconduct or knowing violation of law, or for any present or future breaches of any representations, warranties, covenants or obligations in the TWM LLC Agreement or in the other agreements with TWM LLC.
We, as the sole manager of TWM LLC, and our affiliates and our respective agents, will not be liable to TWM LLC or its members for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of bad faith, willful misconduct or knowing violation of law, or for any present or future breaches of any representations, warranties, covenants or obligations in the TWM LLC Agreement in the other agreements with TWM LLC.
Amendments.   The TWM LLC Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Interests, including the sole manager, and in case of any amendment that materially and adversely modifies the LLC Interests (or the rights, preferences or privileges thereof) then held by any members in any materially disproportionate manner to those then held by any other members, the consent of a majority in interest of such disproportionately affected members. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the sole manager or the dissolution of TWM LLC may be amended without the consent of the sole manager.
Tax Receivable Agreement
We expect to obtain an increase in our share of the tax basis of the assets of TWM LLC (i) when a Continuing LLC Owner receives shares of our Class A common stock or Class B common stock, as applicable, or, at our election, cash in connection with an exercise of such Continuing LLC Owner’s right to have its LLC Interests redeemed by TWM LLC or, at our election, exchanged and (ii) in connection with the disposition by a Continuing LLC Owner of its LLC Interests for cash, including in connection with the IPO and this offering (such basis increase, the “Basis Adjustments”). We intend to treat such acquisition of LLC Interests as our direct purchase of LLC Interests from a Continuing LLC Owner for U.S. federal

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 income and other applicable tax purposes, regardless of whether such LLC Interests are redeemed by TWM LLC or sold to us. A Basis Adjustment may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may reduce our tax liability by increasing certain deductions (for example, our depreciation, depletion and amortization deductions) or decreasing gains (or increasing losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.
In connection with the IPO, we entered into the Tax Receivable Agreement (the “TRA”) with TWM LLC and the Continuing LLC Owners. The TRA provides for the payment by us to the Continuing LLC Owners who dispose of LLC Interests for cash in connection with any offering, including this offering, or receive shares of our Class A common stock or Class B common stock or cash, as applicable, in connection with an exchange or redemption of LLC Interests, of 50% of the amount of U.S. federal, state and local income or franchise tax savings, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions with such Continuing LLC Owners, including increases in the tax basis of the assets of TWM LLC attributable to payments made under the TRA and deductions attributable to imputed interest and other payments of interest pursuant to the TRA. TWM LLC will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of LLC Interests for shares of our Class A common stock or Class B common stock, as applicable, or cash occurs. These TRA payments are not conditioned upon any continued ownership interest in either TWM LLC or us by any Continuing LLC Owner. The rights of each Continuing LLC Owner under the TRA are assignable to transferees of its LLC Interests (other than us as transferee pursuant to subsequent redemptions (or exchanges) of the transferred LLC Interests). We expect to benefit from the remaining 50% of tax benefits, if any, that we may actually realize.
The actual Basis Adjustments, as well as any amounts paid to the Continuing LLC Owners under the TRA, will vary depending on a number of factors, including:
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the timing of any subsequent redemptions or exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of TWM LLC at the time of each redemption or exchange;

•
the price of shares of our Class A common stock at the time of redemptions or exchanges — the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of each redemption or exchange; and

•
the amount and timing of our income — the TRA generally will require us to pay 50% of the tax benefits as and when those benefits are treated as realized under the terms of the TRA. If we do not have taxable income, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the TRA for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in future taxable years. The utilization of any such tax attributes will result in payments under the TRA.

For purposes of the TRA, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay (with an assumed tax rate for state and local tax purposes) had there been no Basis Adjustments and had the TRA not been entered into. The TRA will generally apply to each of our taxable years, beginning with the first taxable year ending after the IPO. There is no maximum term for the TRA; however, the TRA may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing LLC Owners an amount equal to the estimated present value of the remaining payments under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).
The payment obligations under the TRA are obligations of Tradeweb and not of TWM LLC. Although the actual timing and amount of any payments that may be made under the TRA will vary, we expect that the payments could be substantial. Any payments made by us to Continuing LLC Owners under

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us or to TWM LLC and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.
Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a Continuing LLC Owner under the TRA. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the TRA and increase the present value of such payments.
The TRA provides that if  (i) we materially breach any of our material obligations under the TRA (including by failing to make payments thereunder when we have available cash to do so), (ii) certain change of control transactions were to occur, or (iii) we elect an early termination of the TRA, our obligations, or our successor’s obligations, under the TRA accelerate and become due and payable, based on certain assumptions, including an assumption that we have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA.
As a result, (i) we could be required to make cash payments to the Continuing LLC Owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the TRA, and (ii) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the TRA could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain change of control transactions. There can be no assurance that we will be able to finance our obligations under the TRA.
Payments under the TRA will be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to any Continuing LLC Owner pursuant to the TRA if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by us to a Continuing LLC Owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the TRA. However, we might not determine that we have effectively made an excess cash payment to the Continuing LLC Owners for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the TRA that are substantially greater than our actual cash tax savings.
Stockholders Agreement
In connection with the IPO, we entered into the Stockholders Agreement with the Refinitiv Owners. This agreement requires us to nominate a number of individuals designated by the Refinitiv Owners for election as our directors at any meeting of our stockholders (each a “Refinitiv Director”) such that, upon the election of each such individual, and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of Refinitiv Directors serving as directors of our company will be equal to: (1) if the Refinitiv Owners and their affiliates together continue to hold at least 50% of the combined voting power of our outstanding common stock as of the record date for such meeting, the total number of directors comprising our entire board of directors; (2) if the Refinitiv Owners and their affiliates together continue to hold at least 40% (but less than 50%) of the combined voting power of our outstanding common stock as of the record date for such meeting, the lowest whole number that is greater than 40% of the total number of directors comprising our board of directors; (3) if the Refinitiv Owners and their affiliates together continue to beneficially own at least 30% (but less than 40%) of the combined voting power of our outstanding common stock as of the record date for such meeting, the lowest whole number that is greater than 30% of the total number of directors comprising our board of directors; (4) if the Refinitiv Owners and their affiliates together continue to hold at least 20% (but less than 30%) of the combined voting power of our outstanding common stock as of the record date for such meeting, the lowest whole number that is greater than 20% of the total number of directors comprising our board of directors; and (5) if the Refinitiv Owners and their affiliates together continue to hold at least 10% (but less than 20%) of the combined voting power of our outstanding common stock as of the record date for such meeting, the lowest whole number (such number

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 always being equal to or greater than one) that is greater than 10% of the total number of directors comprising our board of directors. In the case of a vacancy on our board created by the removal, resignation or otherwise of a Refinitiv Director, the Stockholders Agreement, to the extent the Refinitiv Owners continue to be entitled to nominate such Refinitiv Director, requires us to nominate an individual designated by the Refinitiv Owners for election to fill the vacancy. For so long as the Stockholders Agreement remains in effect, Refinitiv Directors may be removed only with the consent of the Refinitiv Owners. As part of their board nomination rights under the Stockholders Agreement, the Refinitiv Owners intend to continue to appoint each of Lee Olesky, our Chief Executive Officer, and Billy Hult, our President, as members of our board of directors.
Registration Rights Agreement
In connection with the IPO, we entered into the Registration Rights Agreement with the Refinitiv Owners and the Bank Stockholders. Pursuant to the Registration Rights Agreement, we granted the Refinitiv Owners, the Bank Stockholders, their affiliates and certain of their transferees the right, under certain circumstances and subject to the terms of the lock-up agreement they have entered into with the representatives of the underwriters and certain other restrictions, to require us to register under the Securities Act their shares of Class A common stock, including shares of Class A common stock received upon redemption or exchange of LLC Interests or exchange of shares of Class B common stock, which we refer to as “registrable shares.” After registration pursuant to these rights, these shares of Class A common stock will become freely tradable without restriction under the Securities Act. The registration statement of which this prospectus forms a part was filed as a result of the exercise of demand registration rights under the Registration Rights Agreement.
Demand Rights
From time to time, the Refinitiv Owners and the Bank Stockholders may request that we register all or a portion of their registrable shares for sale under the Securities Act, including, when we are eligible, pursuant to a shelf registration statement (provided, in all cases, the aggregate number of registrable shares that are requested to be included in any such registration equals at least $100.0 million). In addition, from time to time when a shelf registration statement is effective, the Refinitiv Owners and the Bank Stockholders may request that we facilitate a shelf takedown of all or a portion of their registrable shares (provided the aggregate number of registrable shares that are requested to be included in any such takedown equals at least $100.0 million). The foregoing demand rights are subject to a number of exceptions and limitations, and we will not be required to effect a demand (whether for a non-shelf registered offering, an underwritten shelf registration or an underwritten shelf takedown) on more than one occasion in any twelve-month period, provided, however, that (i) until the first anniversary of the pricing date of the IPO, we shall not be required to effect more than two demands (whether for a non-shelf registered offering, an underwritten shelf registration or an underwritten shelf takedown) and (ii) a shelf takedown demanded in connection with a demanded shelf registration shall constitute a single demand. This limitation on the number of demands will fall away at the earlier of  (i) the third anniversary the pricing date of the IPO and (ii) the date the Bank Stockholders own a number of shares of our common stock, in the aggregate, that is less than 10% of the number of shares of our common stock then outstanding. In addition, from and after the time that the Bank Stockholders own a number of shares of our common stock, in the aggregate, that is less than 10% of the total number of shares of our common stock then outstanding, the Bank Stockholders will have no further demand rights. We will not be required to effect the registration as requested by any of the Refinitiv Owners or the Bank Stockholders, if in the good faith judgment of our board of directors, such registration would materially interfere with certain existing or potential material transactions or events involving the company and should be delayed or is reasonably likely to require premature disclosure of information that could have a material adverse effect on us. These demand rights will also be subject to cutbacks, priorities and other limitations.
Piggyback Registration Rights
In addition, if at any time we register any shares of our Class A common stock (other than pursuant to registrations on Form S-4 or Form S-8), the holders of registrable shares are entitled to include, subject to certain exceptions and limitations, all or a portion of their registrable shares in the registration. The

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 foregoing piggyback rights, with respect to the Bank Stockholders, will fall away when the Bank Stockholders own a number of shares of our common stock, in the aggregate, that is less than 10% of the total number of shares of our common stock then outstanding; provided, that, with respect to each Bank Stockholder, on an individual basis, in no event shall such Bank Stockholder, together with any other holder that is an affiliate of such Bank Stockholder, cease to be entitled to piggyback rights if such Bank Stockholder, together with any such affiliate, owns a number of shares of our common stock, in the aggregate, that is more than 2% of the total number of shares of common stock then outstanding.
In the event that any registration in which the holders of registrable shares participate pursuant to the Registration Rights Agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited.
Transfer Restrictions
Without our prior written consent, the Refinitiv Owners and the Bank Stockholders will not be permitted to transfer any registrable shares they beneficially own as of the closing of the IPO (the “Initial Ownership Shares”), including pursuant to the Registration Rights Agreement, except (i) with respect to 50% of such holder’s Initial Ownership Shares, after 180 days following the pricing date of the IPO, (ii) with respect to the remainder of such holder’s Initial Ownership Shares, after 365 days following the pricing date of the IPO, (iii) to certain permitted transferees and (iv) in certain other limited circumstances.
Other Provisions
We will pay all registration and offering expenses, including, among other things, reasonable fees and disbursements of a single special counsel for the participating holders of registrable shares related to any demand or piggyback registration. The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify any selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them. The Registration Rights Agreement does not specify any cash penalties or other penalties associated with any delays in registering any shares.
Indemnification Agreements
In connection with the IPO, we entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Policies and Procedures for Related Party Transactions
In connection with the completion of the IPO, our board of directors adopted a policy providing that the audit committee will review and approve or ratify transactions in excess of  $120,000 of value in which we participate and in which a director, executive officer or beneficial holder of more than 5% of any class of our voting securities has or will have a direct or indirect material interest. Under this policy, the audit committee is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the audit committee is to approve only those related party transactions that the audit committee determines are not inconsistent with the best interests of the Company. In particular, our policy with respect to related party transactions requires our audit committee to consider the relationship of the related party to the Company, the nature and extent of the related party’s interest in the transaction, the material terms of the transaction, the importance and fairness of the transaction both to the Company and to the related party, the business rationale for

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 engaging in the transaction, whether the transaction would likely impair the judgment of a director or executive officer to act in the best interest of the Company and whether the value and the terms of the transaction are substantially similar as compared to those of similar transactions previously entered into by the Company with non-related parties, if any. A “related party” is any person who is or was one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons. All of the transactions described above were entered into prior to the adoption of this policy.
Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus forms a part, and are available electronically on the website of the SEC at www.sec.gov.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CAPITAL STOCK
Unless otherwise stated, the following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which are filed as exhibits to the registration statement of which this prospectus forms a part. In this “Description of Capital Stock” section, “we,” “us,” “our” and “our company” refer to Tradeweb Markets Inc. and not to any of its subsidiaries.
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL.
Our current authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $0.00001 per share, 450,000,000 shares of Class B common stock, par value $0.00001 per share, 350,000,000 shares of Class C common stock, par value $0.00001 per share, 300,000,000 shares of Class D common stock, par value $0.00001 per share, and 250,000,000 shares of preferred stock, par value $0.00001 per share. Unless our board of directors determines otherwise, we have issued and we will continue to issue all shares of our capital stock in uncertificated form.
As of June 30, 2019, we had 46,000,000 shares of Class A common stock outstanding, 96,933,192 shares of Class B common stock outstanding, 10,006,269 shares of Class C common stock outstanding and 69,282,736 shares of Class D common stock outstanding. As of June 30, 2019, we had one holder of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities. As of June 30, 2019, we had one holder of record of our Class B common stock, two holders of record of our Class C common stock and 49 holders of record of our Class D common stock.
Common Stock
Holders of any outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Dividends may not be declared or paid in respect of Class A common stock unless they are declared or paid in the same amount in respect of Class B common stock, and vice versa. With respect to stock dividends, holders of Class A common stock must receive Class A common stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof and thereafter the holders of shares of our Class A common stock and Class B common stock will be entitled to share ratably our remaining assets available for distribution.
All outstanding shares of our Class A common stock are, and all shares of our Class A common stock that will be outstanding upon the completion of this offering will be, fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There are no

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Class B Common Stock
Holders of shares of our Class B common stock are entitled to ten votes for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Dividends may not be declared or paid in respect of Class B common stock unless they are declared or paid in the same amount in respect of Class A common stock, and vice versa. With respect to stock dividends, holders of Class B common stock must receive Class B common stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class B common stock and Class A common stock will be entitled to share ratably our remaining assets available for distribution.
All outstanding shares of our Class B common stock are fully paid and non-assessable. The Class B common stock will not be subject to further calls or assessments by us. Holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class B common stock. The rights, powers, preferences and privileges of our Class B common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
The Refinitiv Direct Owner owns 100% of our outstanding Class B common stock.
Shares of Class B common stock may be exchanged at any time, at the option of the holder, for newly issued shares of Class A common stock, on a one-for-one basis (in which case their shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance).
Each share of Class B common stock will automatically convert into one share of Class A common stock (i) immediately prior to any sale or other transfer of such share by a holder or its permitted transferees to a non-permitted transferee or (ii) once the Refinitiv Owners and their affiliates together no longer beneficially own a number of shares of our common stock and LLC Interests that together entitle them to at least 10% of TWM LLC’s economic interests.
Class C Common Stock
Holders of shares of our Class C common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally, with the number of shares of Class C common stock held by each holder being equivalent to the number of LLC Interests held by such holder. The holders of our Class C common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class C common stock are not entitled to receive dividends. Other than their par value, holders of our Class C common stock are not entitled to receive a distribution upon our liquidation, dissolution or winding up.
All outstanding shares of our Class C common stock are fully paid and non-assessable. The Class C common stock will not be subject to further calls or assessments by us. Holders of shares of our Class C common stock do not have preemptive, subscription, redemption or conversion rights. There are no

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 mandatory redemption or sinking fund provisions applicable to the Class C common stock. The rights powers, preferences and privileges of our Class C common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Additional shares of Class C common stock will only be issued in the future to the extent (i) necessary to avoid the combined voting power held by any Bank Stockholder to exceed 4.9%, (ii) Continuing LLC Owners that hold shares of Class D common stock from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance), or (iii) necessary to maintain a one-to-one ratio between the number of shares of Class C common stock issued to the Continuing LLC Owners and the number of related LLC interests held by the Continuing LLC Owners. Shares of Class C common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, redeem or exchange the related LLC Interests held by such Continuing LLC Owner and issue Class A common stock to the Continuing LLC Owner in connection therewith pursuant to the terms of the TWM LLC Agreement. Our Class C common stock is non-transferable, other than in connection with a transfer of the related LLC Interests to a permitted transferee under the TWM LLC Agreement, in which case a like number of shares of Class C common stock must be transferred to the permitted transferee.
Class D Common Stock
Holders of shares of our Class D common stock are entitled to ten votes for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally, with the number of shares of Class D common stock held by each holder being equivalent to the number of LLC Interests held by such holder. The holders of our Class D common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class D common stock are not entitled to receive dividends. Other than their par value, holders of our Class D common stock are not entitled to receive a distribution upon our liquidation, dissolution or winding up.
All outstanding shares of our Class D common stock are fully paid and non-assessable. The Class D common stock will not be subject to further calls or assessments by us. Holders of shares of our Class D common stock do not have preemptive, subscription, redemption or conversion rights. There are no mandatory redemption or sinking fund provisions applicable to the Class D common stock. The rights, powers, preferences and privileges of our Class D common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Shares of Class D common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of shares of Class D common stock issued to the Continuing LLC Owners and the number of related LLC Interests held by the Continuing LLC Owners. Shares of Class D common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, redeem or exchange the related LLC Interests held by such Continuing LLC Owner and issue Class A common stock or, at the election of the Continuing LLC Owner, Class B common stock, to such Continuing LLC Owner in connection therewith, pursuant to the terms of the TWM LLC Agreement. Furthermore, the Continuing LLC Owners that hold shares of Class D common stock may from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance). Our Class D common stock is non-transferable, other than in connection with a transfer of the related LLC Interests to a permitted transferee under the TWM LLC Agreement, in which case a like number of shares of Class D common stock must be transferred to the permitted transferee.
Each share of Class D common stock will automatically convert into one share of Class C common stock (i) immediately prior to any sale or other transfer of such share by a Continuing LLC Owner or any of its affiliates or permitted transferees to a non-permitted transferee, or (ii) once the Refinitiv Owners and

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 their affiliates together no longer beneficially own a number of shares of our common stock and LLC Interests that together entitle them to at least 10% of TWM LLC’s economic interests. In addition, with respect to each Bank Stockholder that holds shares of Class D common stock, immediately prior to the occurrence of any event that would cause the combined voting power held by such Bank Stockholder to exceed 4.9%, the minimum number of shares of Class D common stock of such Bank Stockholder that would need to convert into shares of Class C common stock such that the combined voting power held by such Bank Stockholder would not exceed 4.9% will automatically convert into shares of Class C common stock.
The Continuing LLC Owners own 100% of our outstanding Class C common stock and Class D common stock, with the number of shares of Class C common stock and/or Class D common stock held by any such Continuing LLC Owner being equivalent to the number of LLC Interests held by such Continuing LLC Owner, as the case may be.
Preferred Stock
No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
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the designation of the series;

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the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

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whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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the dates at which dividends, if any, will be payable;

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the redemption or repurchase rights and price or prices, if any, for shares of the series;

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the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

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whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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restrictions on the issuance of shares of the same series or of any other class or series; and

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the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Dividends
The DGCL permits a corporation to declare and pay dividends out of   “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.
We have paid, and intend to continue to pay, dividends on our Class A common stock and Class B common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our and our subsidiaries’ results of operations, capital requirements, financial condition, business prospects, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we expect to pay dividends, if any, from funds we receive from our subsidiaries. In addition, our ability to pay dividends may be limited by the terms of the Revolving Credit Facility or any future credit agreement or any future debt or preferred equity securities of Tradeweb or its subsidiaries. See “Dividend Policy.”
Annual Stockholder Meetings
Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as our Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
One of the effects of the existence of authorized and unissued and unreserved shares of common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Business Combinations
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
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prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that the Refinitiv Owners and their affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Removal of Directors; Vacancies and Newly Created Directorships
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when the Refinitiv Owners and their affiliates beneficially own in the aggregate, less than 50% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2∕3% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Stockholders Agreement, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the Refinitiv Owners and their affiliates beneficially own, in the aggregate, less than 50% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when the Refinitiv Owners and their affiliates beneficially own, in the aggregate, at least 50% in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of the Refinitiv Owners and their affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Director Nominations and Stockholder Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Refinitiv Owners and their affiliates so long as the Stockholders Agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all outstanding shares of stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when the Refinitiv Owners and their affiliates own, in the aggregate, less than 50% in voting power of all outstanding shares of stock entitled to vote generally in the election of directors.
Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as the Refinitiv Owners and their affiliates beneficially own, in the aggregate, at least 50% in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of all outstanding shares of stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when the Refinitiv Owners and their affiliates beneficially own, in the aggregate, less than 50% in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2∕3% in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of all outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation provides that at any time when the Refinitiv Owners and their affiliates beneficially own, in the aggregate, less than 50% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class:
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the provision requiring a 66 2∕3% supermajority vote for stockholders to amend our amended and restated bylaws;

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the provisions providing for a classified board of directors (the election and term of our directors);

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the provisions regarding resignation and removal of directors;

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the provisions regarding competition and corporate opportunities;

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the provisions regarding entering into business combinations with interested stockholders;

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the provisions regarding stockholder action by written consent;

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the provisions regarding calling special meetings of stockholders;

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the provisions regarding filling vacancies on our board of directors and newly-created directorships;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

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the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to our Company or our Company’s stockholders, (iii) action asserting a claim against us or any director or officer arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against us or any director or officer of our Company governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of the Refinitiv Owners or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Refinitiv Owners or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates and for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.
Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Indemnification Agreements
In connection with the IPO, we entered into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Indemnification Agreements.” Insofar as

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock is American Stock Transfer & Trust Company, LLC.
Listing
Our Class A common stock is listed on Nasdaq under the symbol “TW.”

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
DESCRIPTION OF CERTAIN INDEBTEDNESS
Revolving Credit Facility
Concurrently with the consummation of the IPO, we entered into the Revolving Credit Facility. TWM LLC is the borrower under the Revolving Credit Facility. The Revolving Credit Facility permits borrowings of up to $500.0 million by TWM LLC. Subject to the satisfaction of certain criteria, we will be able to increase the facility by $250.0 million with the consent of lenders participating in the increase. The Revolving Credit Facility provides for the issuance of up to $5.0 million of letters of credit as well as borrowings on same-day notice, referred to as swingline loans, in an amount of up to $30.0 million. As of June 30, 2019, we had $500.0 million of availability under the Revolving Credit Facility and no letters of credit outstanding.
Under the terms of the credit agreement that governs the Revolving Credit Facility, borrowings under the Revolving Credit Facility bear interest at a rate equal to, at our option, either (a) a base rate equal to the greatest of: (i) the administrative agent’s prime rate; (ii) the federal funds effective rate plus 1/2 of 1.0% and (iii) one month LIBOR plus 1.0%; in each case plus 0.75%, or (b) LIBOR plus 1.75%, subject to a 0.00% floor.
The credit agreement also requires that we pay a commitment fee in respect of unutilized commitments. The commitment fee is 0.25%. We are also required to pay customary letters of credit fees and agency fees.
We have the option to voluntarily repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.
There is no scheduled amortization under the Revolving Credit Facility. The principal amount outstanding will be due and payable in full at maturity, on April 8, 2024.
Obligations under the Revolving Credit Facility are guaranteed by our existing and future direct and indirect material wholly-owned domestic subsidiaries, subject to certain exceptions. The Revolving Credit Facility is secured by a first-priority security interest in substantially all of the assets of TWM LLC and the guarantors under the facility, subject to certain exceptions.
The credit agreement that governs the Revolving Credit Facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our restricted subsidiaries to:
•
incur additional indebtedness and guarantee indebtedness;

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create or incur liens;

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pay dividends and distributions or repurchase capital stock;

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make investments, loans and advances; and

•
enter into certain transactions with affiliates.

The Revolving Credit Facility contains a covenant requiring compliance with a (i) maximum total net leverage ratio tested on the last day of each fiscal quarter not to exceed 3.5 to 1.0 (increasing to 4.0 to 1.0 for the four-quarter period following a material acquisition) and (ii) minimum cash interest coverage ratio tested on the last day of each fiscal quarter not less than 3.0 to 1.0.
The credit agreement that governs the Revolving Credit Facility also contains certain customary affirmative covenants and events of default for facilities of this type, including relating to a change of control. If an event of default occurs, the lenders under the Revolving Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the Revolving Credit Facility and all actions permitted to be taken by secured creditors under applicable law.

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SHARES ELIGIBLE FOR FUTURE SALE
Our Class A common stock has only been listed for public trading since April 4, 2019. Future sales of substantial amounts of our Class A common stock in the public market (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A common stock), or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. Following the completion of this offering, approximately      % of our Class A common stock outstanding prior to the consummation of this offering (including securities convertible into or redeemable, exchangeable or exercisable for shares of our Class A common stock) will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of Class A common stock in the public market after these restrictions lapse could materially adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.
Upon completion of this offering, we expect to have outstanding an aggregate of        shares of our Class A common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares of Class A common stock. All of the shares of Class A common stock sold in the IPO and in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of Class A common stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of our Class A common stock) are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Class A common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.
In addition, upon completion of this offering, (i) the Other LLC Owners will own an aggregate of       LLC Interests and an aggregate of        shares of Class C common stock and Class D common stock (or       LLC Interests and an aggregate of        shares of Class C common stock and Class D common stock, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) the Refinitiv LLC Owner will continue to own an aggregate of 22,988,329 LLC Interests and 22,988,329 shares of Class D common stock and (iii) the Refinitiv Direct Owner will continue to own an aggregate of 96,933,192 shares of Class B common stock. Pursuant to the TWM LLC Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, the Continuing LLC Owners have the right to have their LLC Interests redeemed, at their election, for shares of our Class A common stock or Class B common stock, in each case, on a one-for-one basis (and such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon such issuance). Shares of Class B common stock may be exchanged at any time, at the option of the Refinitiv Direct Owner or any other future holder of Class B common stock, for shares of our Class A common stock on a one-for-one basis (and such holders’ shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance). The Continuing LLC Owners that hold shares of Class D common stock may from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance). Shares of our Class B common stock and Class D common stock will automatically convert into shares of Class A common stock and Class C common stock, respectively, under certain circumstances. See “Description of Capital Stock.” Shares of our Class A common stock issuable upon redemption, exchange or conversion, would be considered “restricted securities” under Rule 144, although it is anticipated that the holders will be able to “tack” the holding period of their Class A common stock to the ownership of the redeemed, exchanged or converted security.
Upon the expiration of the lock-up arrangements described below, (i)    days after the pricing date of this offering, and subject to the provisions of Rule 144,       shares of Class A common stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A common stock); and (ii) 365 days after the pricing date of the IPO, and subject to the provisions of Rule 144, an additional

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 shares of Class A common stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A common stock) will, in each case, be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules.
Lock-Up Agreements
In connection with this offering, we and each of our directors and executive officers and the Refinitiv Owners and Bank Stockholders that continue to own LLC Interests, which collectively hold substantially all of our outstanding shares of our Class A common stock other than shares sold in the IPO and this offering (including securities convertible into or redeemable, exchangeable or exercisable for shares of our Class A common stock) will agree with the underwriters to enter into lock-up agreements described in “Underwriting (Conflicts of Interest),” pursuant to which shares of our Class A common stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of our Class A common stock) will be restricted from immediate resale in accordance with the terms of such lock-up agreements without the prior written consent of the representatives. Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or these stockholders may dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of our Class A common stock or securities convertible into or redeemable, exchangeable or exercisable for shares of our Class A common stock. These restrictions will be in effect for a period of    days after the date of this prospectus. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up.
In addition, in connection with the IPO, we entered into the Registration Rights Agreement pursuant to which the shares of Class A common stock that may be issued upon redemption or exchange of LLC Interests held by the Refinitiv LLC Owner and the Bank Stockholders and the shares of Class A common stock that may be issued upon exchange of shares of Class B common stock held by the Refinitiv Direct Owner, each as of the closing of this offering, will be subject to certain transfer restrictions until 365 days following the pricing date of the IPO. See “Certain Relationships and Related Party Transactions —  Related Party Transactions Entered Into in Connection With the IPO — Registration Rights Agreement.”
Rule 144
In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:
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1% of the number of shares of our Class A common stock then outstanding; or

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the average weekly trading volume in our Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.
Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their shares of Class A common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
Rule 701
In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 compensatory stock or option plan or other written agreement before the pricing date of the IPO, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to current public information provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.
Stock Plans
We have filed a registration statement on Form S-8 under the Securities Act to register 31,819,860 shares of our Class A common stock issued or issuable under our equity incentive plans, and may file one or more additional registration statements on Form S-8 in the future. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.
Registration Rights
In connection with the IPO, we entered into the Registration Rights Agreement with the Refinitiv Owners and the Bank Stockholders. Pursuant to the Registration Rights Agreement, we granted the Refinitiv Owners, the Bank Stockholders, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With the IPO — Registration Rights Agreement.”

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock that is being issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our Class A common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our Class A common stock.
This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our Class A common stock as described in this summary. There can be no assurance that the IRS will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our Class A common stock.
As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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an entity or arrangement treated as a partnership;

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an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust, if  (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our Class A common stock that are applicable to them.
This summary does not address all U.S. federal income or estate tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, this summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:
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a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in stocks, securities or currencies, U.S. expatriate, accrual method taxpayer for U.S. federal income tax purposes required to accelerate the recognition of any item of gross income with respect to our Class A common stock as a result of such income being recognized on an applicable financial statement, controlled foreign corporation or passive foreign investment company;

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
a Non-U.S. Holder holding our Class A common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

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a Non-U.S. Holder that holds or receives our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

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a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding Class A common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our Class A common stock.
Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common stock.
Distributions on Our Class A Common Stock
As discussed under “Dividend Policy” above, following this offering, we intend to pay quarterly cash dividends on our Class A common stock. Distributions of cash or property (other than certain pro rata distributions of our stock) with respect to our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its Class A common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in its Class A common stock. Any remaining excess will be treated as gain from a disposition of our Class A common stock subject to the tax treatment described below in “Sales or Other Dispositions of Our Class A Common Stock”.
Distributions on our Class A common stock that are treated as dividends, and that are not effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States, generally will be subject to withholding of U.S. federal income tax at a rate of 30%. A Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. In order to claim the benefit of an applicable income tax treaty, a Non-U.S. Holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our Class A common stock.
Distributions on our Class A common stock that are treated as dividends, and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless the Non-U.S. Holder is eligible for and properly claims the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States, in which case the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence). Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the withholding of U.S. federal income tax discussed above if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits” tax at a 30% rate (or a lower rate if the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our Class A common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, subject to certain adjustments.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.
The foregoing discussion is subject to the discussion below under “Backup Withholding and Information Reporting” and “FATCA Withholding.”
Sales or Other Dispositions of Our Class A Common Stock
A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding thereof) on any gain recognized on any sales or other dispositions of our Class A common stock unless:
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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

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the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the Non-U.S. Holder is not considered a resident of the United States under the Code; or

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we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of   (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our Class A common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our Class A common stock at all times during the applicable period, provided that our Class A common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our Class A common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.
The foregoing discussion is subject to the discussion below under “Backup Withholding and Information Reporting” and “FATCA Withholding.”
Federal Estate Tax
Our Class A Class A common stock that is owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

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Backup Withholding and Information Reporting
Backup withholding (currently at a rate of 24%) will not apply to payments of dividends on our Class A common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or otherwise qualifies for an exemption. However, the applicable withholding agent generally will be required to report to the IRS and to such Non-U.S. Holder payments of dividends on our Class A common stock and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of a treaty or agreement.
The gross proceeds from sales or other dispositions of our Class A common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our Class A common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our Class A common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.
If a Non-U.S. Holder receives payments of the proceeds of a disposition of our Class A common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.
FATCA Withholding
The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as “FATCA”) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of U.S.-source dividends (including dividends paid on our Class A common stock). Under recently proposed Treasury regulations that may be relied upon pending finalization, FATCA withholding on gross proceeds is not currently expected to apply. This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its Class A common stock will affect the determination of whether such withholding is required. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
UNDERWRITING (CONFLICTS OF INTEREST)
We are offering shares of our Class A common stock described in this prospectus through a number of underwriters. Barclays Capital Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives on behalf of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:
Name	Number of Shares
Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Total
The underwriters are committed to purchase all the shares of Class A common offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of   $       per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $       per share from the public offering price. After the initial offering of the shares to the public, the offering price and the other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to       additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares of Class A common stock, the underwriters will severally purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.
	No exercise	Full exercise
Per Share	$	$
Total
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $       million.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that for a period of    days after the date of this prospectus, subject to certain exceptions, we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or publicly file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or redeemable, exchangeable or exercisable for any shares of our Class A common stock (including, without limitation, the LLC Interests), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives, other than the shares of our Class A common stock to be sold hereunder and any shares of our Class A common stock issued upon the exercise of options granted under our existing management incentive plans.
Our directors and executive officers, the Refinitiv Owners and the Bank Stockholders that continue to hold LLC Interests have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period of    days after the date of this prospectus, may not, without the prior written consent of the representatives, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or redeemable, exercisable or exchangeable for our Class A common stock (including, without limitation, the LLC Interests and Class A common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers or other stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Our Class A common stock is listed on Nasdaq under the symbol “TW.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.
These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.
Conflicts of Interest; Other Relationships
Because affiliates of        will each receive more than 5.0% of the net proceeds from this offering,       is deemed to have a “conflict of interest” pursuant to FINRA Rule 5121(f)(5)(C)(ii). See “Use of Proceeds.” Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer.
In addition, in the ordinary course of their business activities, certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Affiliates of Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC participated as arrangers and are agents and lenders under the Revolving Credit Facility and affiliates of Barclays Capital Inc. and certain of the other underwriters are also lenders thereto.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares of Class A common stock may be made to the public in that Relevant Member State other than:
•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

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to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of Class A common stock shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of Class A common stock. Accordingly any person making or intending to make an offer in that Relevant Member State of shares of Class A common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of Class A common stock in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.
For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Notice to prospective investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in the United Arab Emirates
The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to prospective investors in Australia
This prospectus:
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does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

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has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Japan
The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.
Notice to prospective investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
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a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or;

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a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

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to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

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where no consideration is or will be given for the transfer;

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where the transfer is by operation of law;

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as specified in Section 276(7) of the SFA; or

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as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As a result of the Refinitiv Transaction, PricewaterhouseCoopers LLP, Tradeweb Markets LLC’s independent registered public accounting firm, ceased to be independent with respect to Tradeweb Markets LLC on October 1, 2018. Accordingly, PricewaterhouseCoopers LLP was dismissed as Tradeweb Markets LLC’s independent registered public accounting firm for financial statement periods beginning subsequent to September 30, 2018. The dismissal of PricewaterhouseCoopers LLP became effective upon issuance by PricewaterhouseCoopers LLP of its report on the consolidated financial statements as of and for the nine months ended September 30, 2018 included elsewhere in this prospectus.
During the years ended December 31, 2017 and 2016, and the subsequent interim period through September 30, 2018, (i) there were no “disagreements” between us and PricewaterhouseCoopers LLP (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the financial statements for such periods, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
Tradeweb Markets LLC has provided a copy of the above statements to PricewaterhouseCoopers LLP and requested that PricewaterhouseCoopers LLP furnish Tradeweb Markets LLC with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated            , 2019, is filed as an exhibit to the registration statement of which this prospectus forms a part.
On November 11, 2018, Tradeweb Markets Inc. engaged Deloitte & Touche LLP as its independent registered public accounting firm, and Tradeweb Markets LLC also engaged Deloitte & Touche LLP as its independent registered public accounting firm on February 6, 2019. During the fiscal years ended December 31, 2017 and 2016 and the subsequent interim period through September 30, 2018, Tradeweb Markets LLC (or any person on its behalf) did not consult with Deloitte & Touche LLP regarding any of the matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.
EXPERTS
The financial statement of Tradeweb Markets Inc. as of December 31, 2018 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Tradeweb Markets LLC and its subsidiaries as of December 31, 2018 and for the period from October 1, 2018 to December 31, 2018 (the “Successor Period”) included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an emphasis of matter paragraph relating to the Successor Period financial statements not being comparable to the Predecessor Period financial statements as a result of pushdown accounting). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Tradeweb Markets LLC and its subsidiaries as of December 31, 2017, for the period from January 1, 2018 to September 30, 2018 and for each of the years ended December 31, 2017 and 2016 (the “Predecessor Financial Statements”) included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said experts in accounting and auditing.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
In connection with the Refinitiv Transaction, PricewaterhouseCoopers LLP completed an independence assessment to evaluate the services and relationships with the Investor Group entities that became affiliates of Tradeweb Markets LLC effective with the closing date of the Refinitiv Transaction that may bear on PricewaterhouseCoopers LLP’s independence under the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”) independence rules during the performance of the audit for the audit period commencing on January 1, 2018 through September 30, 2018 (the “Closing Date Audit”). Various services provided to and relationships with entities becoming affiliates of Tradeweb Markets LLC including the investing entities of the Investor Group and sister entities under common control of Blackstone were identified that are inconsistent with the auditor independence rules provided in Rule 2-01 of Regulation S-X. For each of the services and relationships identified, PricewaterhouseCoopers LLP provided to those charged with governance for Tradeweb Markets LLC an overview of the facts and circumstances surrounding the services and relationships, including the entities affected and firms/people involved, the nature and scope of the services ongoing on the closing date of the Refinitiv Transaction that were expected to continue or commence during the performance of the Closing Date Audit, an approximation of the estimated fees to be earned related to those services during the performance of the Closing Date Audit and other relevant factors. PricewaterhouseCoopers LLP noted the business relationships and services became impermissible only as a result of the Refinitiv Transaction and that none of the impermissible services and relationships had or will have any impact on the financial statements of Tradeweb Markets LLC as of and for the period beginning January 1, 2018 through September 30, 2018 subject to PricewaterhouseCoopers LLP’s audit. At no time did PricewaterhouseCoopers LLP audit its own work in the performance of the Closing Date Audit nor did it act as management of Tradeweb Markets LLC. The services and relationships identified included: (i) the provision of tax and due diligence services under impermissible contingent fee arrangements; (ii) the provision of corporate secretarial services and other legal services including global immigration services; (iii) the provision of management functions, including bookkeeping services, loaned staff arrangements, outsourcing services, project management services and the preparation and filing of documents with non-tax authorities; (iv) business relationships (existing and proposed) with certain Blackstone portfolio companies allowing for the joint pursuit of business opportunities to provide performance improvement services and joint pursuit of business opportunities to provide information technology services; (v) an impermissible employment relationship; and (vi) impermissible financial interests by certain PricewaterhouseCoopers territory firms and covered persons not involved in the audits of Tradeweb Markets LLC.
Based on the totality of the information provided, both individually and in the aggregate, PricewaterhouseCoopers LLP and those charged with governance for Tradeweb Markets LLC concluded that PricewaterhouseCoopers LLP is capable of exercising objective and impartial judgment in connection with the audit of Tradeweb Markets LLC’s financial statements as of and for the period from January 1, 2018 through September 30, 2018.
Subsequent to completion of the Closing Date Audit, the TWM LLC Agreement was amended and restated to, among other things, (i) provide for LLC Interests and (ii) exchange all of the existing membership interests of Tradeweb Markets LLC’s existing equityholders for LLC Interests. As a result, Tradeweb Markets Inc. filed a Current Report on Form 8-K to adjust retrospectively the audited consolidated financial statements of Tradeweb Markets LLC and its subsidiaries (the “Historical Financial Statements”) included in Tradeweb Markets Inc.’s final prospectus, dated April 3, 2019, filed with the SEC pursuant to Rule 424(b) under the Securities Act, relating to the IPO, in order to reflect the above-mentioned amendment and resulting recapitalization.
In connection with the above-described recapitalization, PricewaterhouseCoopers LLP performed additional audit procedures to audit the impact of the recapitalization on the Predecessor Financial Statements and issued a dual-dated opinion on the Predecessor Financial Statements included elsewhere in this prospectus. Prior to performing the additional audit procedures relating to the recapitalization, PricewaterhouseCoopers LLP reviewed the various services being provided to and relationships with the entities that became affiliates of Tradeweb Markets LLC in connection with the Refinitiv Transaction. PricewaterhouseCoopers LLP identified the services and relationships that were inconsistent with the auditor independence rules provided in Rule 2-01 of Regulation S-X and discussed the matters with those charged with governance for Tradeweb Markets LLC. No services or relationships were identified that were not consistent with the services described above.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Based on the totality of the information provided, both individually and in the aggregate, PricewaterhouseCoopers LLP and those charged with governance for Tradeweb Markets LLC concluded that PricewaterhouseCoopers LLP is capable of exercising objective and impartial judgment in connection with the performance of the additional audit procedures necessary to audit the impact of the recapitalization on the Predecessor Financial Statements and provide the dual-dated audit opinion on the Predecessor Financial Statements.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Class A common stock to be sold in this offering. As allowed by SEC rules, this prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our Class A common stock offered hereby, you should refer to the registration statement, including all amendments, supplements, schedules and exhibits thereto.
Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
We are subject to the information and reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC.
You can review the registration statement, as well as our SEC filings, by accessing the SEC’s website at www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:
Tradeweb Markets Inc.
1177 Avenue of the Americas
New York, New York 10036
(646) 430-6000

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
INDEX TO FINANCIAL STATEMENTS
Page
Tradeweb Markets Inc. Statement of Financial Condition
Report of Independent Registered Public Accounting Firm	F-2
Statement of Financial Condition as of December 31, 2018	F-3
Notes to Statement of Financial Condition	F-4
Tradeweb Markets LLC and Subsidiaries Consolidated Financial Statements
Reports of Independent Registered Public Accounting Firm	F-5
Consolidated Statements of Financial Condition as of December 31, 2018 and 2017	F-7
Consolidated Statements of Income for October 1, 2018 to December 31, 2018, January 1 to September 30, 2018 and the Years Ended December 31, 2017 and 2016	F-8
Consolidated Statements of Changes in Members’ Capital and Accumulated Other Comprehensive Loss for October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and the Years Ended December 31, 2017 and 2016
F-9
Consolidated Statements of Cash Flows for October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and the Years Ended December 31, 2017 and 2016	F-10
Notes to Consolidated Financial Statements	F-12
Tradeweb Markets Inc. and Subsidiaries Consolidated Financial Statements (Unaudited)
Consolidated Statements of Financial Condition as of June 30, 2019 and December 31, 2018	F-37
Consolidated Statements of Income for the Three and Six Months Ended June 30, 2019 and 2018	F-38
Consolidated Statements of Comprehensive Income for the Three and Six Months Ended June 30, 2019 and 2018	F-39
Consolidated Statements of Changes in Equity for the Three and Six Months Ended June 30, 2019 and 2018	F-40
Consolidated Statements of Cash Flows for the Three and Six Months Ended June 30, 2019 and 2018	F-42
Notes to Consolidated Financial Statements	F-43

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
To the Sole Shareholder of Tradeweb Markets Inc.
Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Tradeweb Markets Inc. (the “Company”) as of December 31, 2018, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ DELOITTE & TOUCHE LLP
March 5, 2019
New York, New York
We have served as the Company’s auditor since 2018.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc.
Statement of Financial Condition
December 31, 2018
Assets
Cash	$100
Total assets	$100
Stockholder’s Equity
Common Stock, par value $0.01 per share, 1,000 shares authorized, 100 issued and outstanding	$1
Additional paid-in capital	99
Total stockholder’s equity	$100
The accompanying notes are an integral part of this financial statement.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc.
Notes to Statement of Financial Condition
December 31, 2018
1. ORGANIZATION
Tradeweb Markets Inc. (the “Corporation”) was formed as a Delaware corporation on November 7, 2018. The Corporation was formed for the purpose of completing certain reorganization transactions in order to carry on the business of Tradeweb Markets LLC and conducting a public offering. It is expected that following the completion of such reorganization transactions the Corporation will be the sole managing member of Tradeweb Markets LLC and will operate and control all of the businesses and affairs of Tradeweb Markets LLC and, through Tradeweb Markets LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder’s equity and cash flows have not been presented in the financial statement because there have been no activities in this entity other than the initial capitalization.
3. STOCKHOLDER’S EQUITY
The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share. The Chief Executive Officer of Tradeweb Markets LLC is the sole shareholder of the Corporation and contributed $100 to the Corporation on November 7, 2018 to purchase 100 shares of common stock. Holders of common stock are entitled to one vote for each share of common stock held on all matters submitted to shareholders for vote, consent or approval.
4. Subsequent Events
The Corporation has evaluated subsequent events through March 5, 2019, the date the statement of financial condition was issued. The Corporation did not note any subsequent events requiring disclosure or adjustments to the statement of financial condition.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
To Management and Members of Tradeweb Markets LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial condition of Tradeweb Markets LLC and subsidiaries (the “Company”) as of December 31, 2018, the related consolidated statements of income, changes in members’ capital and accumulated other comprehensive loss, and cash flows for the period from October 1, 2018 to December 31, 2018 (the “Successor Period”), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for period from October 1, 2018 to December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Emphasis of a Matter
As discussed in Notes 1 and 3 to the financial statements, on October 1, 2018, a majority interest in King (Cayman) Holdings Ltd., was acquired by BCP York Holdings, a company owned by certain investment funds affiliated with The Blackstone Group L.P. As a result of the application of pushdown accounting, the Company’s financial statements for the Successor Period are not comparable to the Predecessor Periods, which are from January 1, 2018 to September 30, 2018, and for the years ended December 31, 2017 and 2016.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/Deloitte & Touche LLP
New York, New York
March 5, 2019
March 25, 2019 (as to the subsequent events described in Note 22)
June 17, 2019 (as to the effects of the recapitalization described in Note 2)
We have served as the Company’s auditor since 2018.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
To the Management and Members of Tradeweb Markets LLC (Predecessor):
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial condition of Tradeweb Markets LLC and its subsidiaries (Predecessor) (the “Company”) as of December 31, 2017 and the related consolidated statements of income, of changes in members’ capital and accumulated other comprehensive loss and of cash flows for the nine months ended September 30, 2018 and for the years ended December 31, 2017 and December 31, 2016, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the nine months ended September 30, 2018 and for the years ended December 31, 2017 and December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
New York, New York
December 17, 2018, except for the impacts of the amendment to the LLC agreement discussed in Note 2 to the consolidated financial statements, as to which the date is May 20, 2019
We have served as the Company’s auditor since 2008.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Consolidated Statements of Financial Condition
(in thousands)
	Successor	Predecessor
	December 31, 2018	December 31, 2017
Assets
Cash and cash equivalents including cash deposited with related parties of $283,790 and $234,107 at December 31, 2018 and December 31,2017, respectively	$410,104	$352,598
Restricted cash	1,200	1,200
Receivable from brokers and dealers and clearing organizations including receivables from related parties of $3,332 at December 31, 2018	174,591	4,324
Deposits with clearing organizations including deposits from related parties of $500 at December 31, 2018 and December 31, 2017	11,427	9,926
Accounts receivable, net of allowance including receivables from related parties of $40,730 and $27,163 at December 31, 2018 and December 31, 2017, respectively	87,192	69,662
Furniture, equipment, purchased software and leasehold improvements, net of accumulated depreciation and amortization	38,128	27,031
Software development costs, net of accumulated amortization	170,582	41,181
Intangible assets, net of accumulated amortization	1,380,848	222,219
Goodwill	2,694,797	563,421
Receivable from affiliates	3,243	375
Other assets including other assets from related parties of $9 and $27 at December 31, 2018 and December 31, 2017, respectively	25,027	18,130
Deferred tax assets	—	6,820
Total assets	$4,997,139	$1,316,887
Liabilities and Members’ Capital
Liabilities
Payable to brokers and dealers and clearing organizations including payables to related parties of $2,404 at December 31, 2018	$171,214	$4,322
Accrued compensation	120,158	89,769
Deferred revenue including deferred revenue from related parties of $9,151 and $5,106 at December 31, 2018 and December 31, 2017, respectively	27,883	29,673
Contingent consideration payable to related parties	—	129,393
Accounts payable, accrued expenses and other liabilities including payables to related parties of $2,555 at December 31, 2017	42,548	27,364
Employee equity compensation payable	24,187	31,019
Payable to affiliates	5,009	5,578
Deferred tax liability	19,627	—
Total liabilities	410,626	317,118
Commitments and contingencies (Note 17)
Mezzanine Capital
Class C Shares and Class P(C) Shares	14,179	13,301
Members’ capital
Members’ capital	4,573,200	999,735
Accumulated other comprehensive loss	(866)	(13,267)
Total members’ capital	4,572,334	986,468
Total liabilities and members’ capital	$4,997,139	$1,316,887
The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Consolidated Statements of Income
(in thousands, except share and per share data)
	Successor	Predecessor	Predecessor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Revenues
Transaction fees including from related parties of $59,259, $159,663, $151,695 and $134,231 in the period ended December 31, 2018, September 30, 2018, December 31, 2017 and December 31, 2016, respectively	$97,130	$273,751	$267,020	$230,171
Subscription fees including from related parties of $5,718, $16,627, $37,426 and $35,169 in the period ended December 31, 2018, September 30, 2018, December 31, 2017 and December 31, 2016, respectively	33,052	107,130	144,409	141,419
Commissions including from related parties of $12,401, $34,944, $43,315 and $42,343 in the period ended December 31, 2018, September 30, 2018, December 31, 2017 and December 31, 2016, respectively	32,840	79,830	96,745	91,663
Refinitiv market data fees	13,467	36,851	50,125	50,564
Other	2,148	8,209	4,669	4,587
Gross revenue	178,637	505,771	562,968	518,404
Contingent consideration to related parties	—	(26,830)	(58,520)	(26,224)
Net revenue	178,637	478,941	504,448	492,180
Expenses
Employee compensation and benefits	80,436	209,053	248,963	228,584
Depreciation and amortization	33,020	48,808	68,615	80,859
General and administrative including from related parties of $180, $539, $719 and $740 in the period ended December 31, 2018, September 30, 2018, December 31, 2017 and December 31, 2016, respectively	11,837	23,056	33,973	27,392
Technology and communications including from related parties of $740, $2,220, $2,960 and $2,960 in the period ended December 31, 2018, September 30, 2018, December 31, 2017 and December 31, 2016, respectively	9,907	26,598	30,013	28,239
Professional fees	8,194	20,360	19,351	18,158
Occupancy including from related parties of $155, $466, $621 and $600 in the period ended December 31, 2018, September 30, 2018, December 31, 2017 and December 31, 2016, respectively	3,308	10,732	14,441	15,817
Total Expenses	146,702	338,607	415,356	399,049
Operating income	31,935	140,334	89,092	93,131
Interest income including from related parties of $17, $34, $40 and $80 in the period ended December 31, 2018, September 30, 2018, December 31, 2017 and December 31, 2016, respectively	787	1,726	1,140	644
Interest expense from related parties	—	—	(455)	(1,339)
Income before taxes	32,722	142,060	89,777	92,436
Provision for income taxes	(3,415)	(11,900)	(6,129)	725
Net income	$29,307	$130,160	$83,648	$93,161
Net income per share (Note 18)
Basic	$0.13	$0.60	$0.39	$0.44
Diluted	$0.13	$0.60	$0.39	$0.44
Weighted average number of shares outstanding
Basic	222,221,628	215,365,920	212,568,635	210,979,704
Diluted	222,243,851	215,365,920	212,568,635	210,979,704
The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Consolidated Statements of Changes in Members’ Capital
and Accumulated Other Comprehensive Loss
(in thousands)
	Members’ Capital	Accumulated Other Comprehensive Loss	Total Members’ Capital
Predecessor
Members’ capital at December 31, 2015	$1,079,417	$(11,473)	$1,067,944
Comprehensive income:
Net income	93,161		93,161
Foreign currency translation adjustments		(4,679)	(4,679)
Comprehensive income	93,161	(4,679)	88,482
Adjustment to Class C Shares and Class P(C) Shares in mezzanine capital	(1,667)		(1,667)
Capital distributions	(130,000)		(130,000)
Members’ capital at December 31, 2016	$1,040,911	$(16,152)	$1,024,759
Comprehensive income:
Net income	83,648		83,648
Foreign currency translation adjustments		2,885	2,885
Comprehensive income	83,648	2,885	86,533
Adjustment to Class C Shares and Class P(C) Shares in mezzanine capital	(2,109)		(2,109)
Capital contributions	29,285		29,285
Capital distributions	(152,000)		(152,000)
Members’ capital at December 31, 2017	$999,735	$(13,267)	$986,468
Comprehensive income:
Net income	130,160		130,160
Foreign currency translation adjustments		(3,064)	(3,064)
Comprehensive income	130,160	(3,064)	127,096
Adjustment to Class C Shares and Class P(C) Shares in mezzanine capital	456		456
Vesting of contingent consideration	150,495		150,495
Capital distributions	(139,350)		(139,350)
Members’ capital at September 30, 2018	$1,141,496	$(16,331)	$1,125,165

	Members’ Capital	Accumulated Other Comprehensive Loss	Total Members’ Capital
Successor
Members’ capital at October 1, 2018	$4,562,154	$—	$4,562,154
Comprehensive income:
Net income	29,307		29,307
Foreign currency translation adjustments		(866)	(866)
Comprehensive income	29,307	(866)	28,441
Adjustment to Class C Shares and Class P(C) Shares in mezzanine capital	(1,333)		(1,333)
Conversion of certain cash-settled PRSUs to equity settled PRSUs	19,072		19,072
Capital distributions	(36,000)		(36,000)
Members’ capital at December 31, 2018	$4,573,200	$(866)	$4,572,334

The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)
	Successor	Predecessor	Predecessor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Cash flows from operating activities
Net income	$29,307	$130,160	$83,648	$93,161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,020	48,808	68,615	80,859
Contingent consideration	—	26,830	58,520	26,224
Vesting of P-1(C) Shares	—	(5,728)
Deferred taxes	968	2,602	(950)	(6,323)
(Increase) decrease in operating assets:
Receivable from brokers and dealers and clearing organizations	(169,949)	(318)	(4,324)	380
Deposits with clearing organizations	(2,248)	726	606	(2,311)
Accounts receivable	8,085	(28,434)	11,196	(18,683)
Receivable from affiliates	107	(2,534)	314	957
Other assets	(4,695)	(6,371)	4,719	(5,369)
Increase (decrease) in operating liabilities:
Payable to brokers and dealers and clearing organizations	171,214	(4,322)	4,322	(380)
Accrued compensation	38,368	(7,568)	12,364	7,851
Deferred revenue	(396)	(1,396)	(12,555)	(6,167)
Accounts payable, accrued expenses and other liabilities	639	8,793	(3,826)	2,364
Employee equity compensation payable	9,345	2,896	2,380	519
Payable to affiliates	(1,209)	684	(449)	(1,237)
Net cash provided by operating activities	112,556	164,828	224,580	171,845
Cash flows from investing activities
Purchase of furniture, equipment, software and leasehold improvements	(9,090)	(6,327)	(13,461)	(9,998)
Capitalized software development costs	(7,156)	(19,523)	(27,157)	(25,351)
Business acquisitions			66	(15,216)
Purchase of investments			(5,000)	—
Net cash used in investing activities	(16,246)	(25,850)	(45,552)	(50,565)
Cash flows from financing activities
Capital distributions	(36,000)	(139,350)	(152,000)	(130,000)
Mezzanine capital contributions			82	—
Mezzanine capital distributions			(1,543)	(521)
Net cash used in financing activities	(36,000)	(139,350)	(153,461)	(130,521)
Effect of exchange rate changes on cash and cash equivalents	(389)	(2,043)	3,157	(6,200)
Net increase (decrease) in cash and cash equivalents	59,921	(2,415)	28,724	(15,441)
Cash and cash equivalents and restricted cash
Beginning of period	351,383	353,798	325,074	340,515
End of period	$411,304	$351,383	$353,798	$325,074

The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Consolidated Statements of Cash Flows — (Continued)
(in thousands)

	Successor	Predecessor	Predecessor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Supplemental disclosure of cash flow information
Interest paid	$—	$—	$455	$1,339
Income taxes paid	$2,659	$5,500	$6,312	$6,735
Supplemental disclosure of non-cash investing and financing information
Vesting of contingent consideration to Class P-1(A) Shares	$—	$150,495	$—	$—
Conversion of convertible term note payable to Thomson Reuters to Class A Shares	$—	$—	$29,285	$—
Conversion of certain cash-settled PRSUs to equity settled PRSUs	$19,072	$—	$—	$—
Fair value of assets and liabilities from application of pushdown accounting (Note 3)
The following table provides a reconciliation of cash and cash equivalents and restricted cash that sum to the amounts shown in the consolidated statements of cash flows:
	Successor	Predecessor	Predecessor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Cash and cash equivalents	$410,104	$350,183	$352,598	$324,074
Restricted cash	1,200	1,200	1,200	1,000
Cash and cash equivalents and restricted cash	$411,304	$351,383	$353,798	$325,074
The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
1.   Organization
Tradeweb Markets LLC (the “Company”) is a leader in building and operating electronic marketplaces for a global network of clients across the institutional, wholesale and retail client sectors. The Company, a Delaware limited liability company, is a consolidating subsidiary of BCP York Holdings (“BCP”), a company owned by certain investment funds affiliated with The Blackstone Group L.P., through BCP’s majority ownership interest in King (Cayman) Holdings Ltd. (“Refinitiv” or the “Parent”). Refinitiv owns a majority ownership in the Company. A minority interest of the Company is owned by a group of investment and commercial banks (the “Banks”).
A majority interest of Refinitiv (formerly the Thomson Reuters Financial & Risk Business) was acquired by BCP on October 1, 2018 (the “Refinitiv Transaction”) from Thomson Reuters (“TR”). The accompanying consolidated financial statements are presented for two periods: predecessor and successor, which relate to the periods preceding and succeeding the Refinitiv Transaction, respectively. The Refinitiv Transaction results in a new basis of accounting beginning on October 1, 2018 and the financial reporting periods are presented as follows:
•
The successor period, reflecting the Refinitiv Transaction, from October 1, 2018 to December 31, 2018.

•
The predecessor period of the Company from January 1, 2018 to September 30, 2018.

•
The predecessor period of the Company for the year ended December 31, 2017.

•
The predecessor period of the Company for the year ended December 31, 2016.

The Company, through its subsidiary Tradeweb Global LLC (“TWG”), owns:
•
Tradeweb LLC (“TWL”), a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (“FINRA”), a registered independent introducing broker with the Commodities Future Trading Commission (“CFTC”) and a member of the National Futures Association (“NFA”).

•
Tradeweb Europe Limited (“TEL”), a Multilateral Trading Facility regulated by the Financial Conduct Authority (the “FCA”) in the UK, which maintains branches in Asia which are regulated by certain Asian securities regulators.

•
TW SEF LLC (“TW SEF”), a Swap Execution Facility (“SEF”) regulated by the CFTC.

•
DW SEF LLC (“DW SEF”), a SEF regulated by the CFTC.

•
Tradeweb Japan K.K. (“TWJ”), a security house regulated by the Japanese Financial Services Agency (“JFSA”) and the Japan Securities Dealers Association (“JSDA”).

•
In January 2019, the Company received authorization from the Dutch Authority for Financial Markets (“AFM”) to operate Tradeweb EU B.V. (“TWEU”), a Trading Venue and Approved Publication Arrangement regulated by the AFM.

The Company, through its subsidiary Tradeweb IDB Markets Inc. (“TWIDB”) (formerly known as Hydrogen Holdings Corporation), owns Dealerweb Inc. (“DW”) (formerly known as Hilliard Farber & Co., Inc.). DW is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA. DW is also registered as an introducing broker with the CFTC and NFA.
On October 7, 2011, the Company acquired the assets of the RaffCap business. The acquisition was accounted for as a business combination and therefore the cost of the assets acquired and liabilities assumed by the Company, which consisted of intangible assets and goodwill, were accounted for at fair value.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

On November 1, 2013, the Company acquired BondDesk Group LLC and subsidiaries (“BondDesk”). BondDesk’s subsidiary Tradeweb Direct LLC (“TWD”) (formerly known as BondDesk Trading LLC) is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA.
2.   Significant Accounting Policies
The following is a summary of significant accounting policies:
Basis of Accounting
The consolidated financial statements have been presented in conformity with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Recapitalization
On April 4, 2019, the Company’s limited liability company agreement (“LLC Agreement”) was amended and restated to, among other things, (i) provide for a single class of common membership interests in the Company (“LLC Interests”) and (ii) exchange all of the existing membership interests of the Company’s existing equityholders for LLC Interests. For purposes of calculating net income per share on the consolidated statements of income, the number of outstanding shares has been adjusted retroactively for all periods to reflect the above-mentioned amendment and resulting recapitalization (the “Recapitalization”). Other share amounts and related disclosures in the notes to the consolidated financial statements reflect the share classes and amounts prior to the Recapitalization unless otherwise indicated.
Cash and Cash Equivalents
Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities of less than three months.
Allowance for Doubtful Accounts
The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions, if any, to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expenses on the consolidated statements of income.
Furniture, Equipment, Purchased Software and Leasehold Improvements
Furniture, equipment, purchased software and leasehold improvements are carried at cost less accumulated depreciation. Depreciation for furniture, equipment and purchased software, including the allocated fair value of assets as a result of pushdown accounting, is computed on a straight-line basis over the estimated useful lives of the related assets, ranging from three to seven years. Leasehold improvements

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

are amortized over the lesser of the estimated useful lives of the leasehold improvements or the remaining term of the lease for office space. Furniture, equipment, purchased software and leasehold improvements are tested for impairment whenever events or changes in circumstances suggest that an asset’s carrying value may not be fully recoverable in accordance with Accounting Standards Codification (“ASC”) 360.
Software Development Costs
The Company capitalizes costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed, in accordance with ASC 350. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the application development stage which directly contribute to such development. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. Costs capitalized as part of the pushdown accounting allocation are amortized over nine years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable, or that their useful lives are shorter than originally expected. Non-capitalized software costs and routine maintenance costs are expensed as incurred.
Intangible Assets
Intangible assets with a finite life are amortized over the estimated lives in accordance with ASC 350. Intangible assets subject to amortization are tested for impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable in accordance with ASC 360. Intangible assets with an indefinite useful life are tested for impairment at least annually. An impairment loss is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding fair value. Intangible assets are amortized over their estimated useful lives of seven to sixteen years.
Goodwill
Goodwill is the excess of the fair value of the Company above the fair value accounting basis of the net assets and liabilities of the Company under pushdown accounting and is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not amortized, but in accordance with ASC 350, goodwill is tested for impairment annually on July 1st and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.
Deferred IPO Costs
In 2018, the Company began incurring costs in connection with the filing of its Registration Statement on Form S-1, which are deferred in other assets in accordance with ASC 505-10-25, Equity — Recognition in the consolidated statements of financial condition. Initial public offering (“IPO”) costs consist of legal, accounting, and other costs directly related to the Company’s efforts to raise capital through an IPO. If the IPO becomes effective, these deferred costs will be offset against proceeds received from the offering and reclassified to equity on the consolidated statements of financial condition. Should the Company terminate or more than temporarily delay its planned offering, these costs will be expensed in the consolidated statements of income.
Translation of Foreign Currency
Revenues and expenses denominated in foreign currencies are translated at the rate of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the consolidated statements of financial condition date. Foreign currency

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

re-measurement gains or losses on transactions in nonfunctional currencies are recognized in the consolidated statements of income. Gains or losses on translation in the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included as a component of comprehensive income.
Income Tax
The Company is a multiple member limited liability company which is taxed as a partnership. No income tax provision is required on the earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. As a partnership, the Company and certain subsidiaries are subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in certain state and local jurisdictions and income taxes in foreign jurisdictions on certain of their operations. TWIDB and its subsidiary DW are C Corporations and therefore incur federal, state and local income tax expense. Income taxes are accounted for in accordance with ASC 740. The Company recorded deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company measures deferred taxes using the enacted tax rates and laws that will be in effect when such temporary differences are expected to reverse. Based on the weight of the positive and negative evidence considered, management believes that it is more likely than not that the Company will be able to realize its deferred tax assets in the future, therefore, no valuation allowance is necessary.
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
The Company recognizes interest and penalties related to income taxes within the provision for income taxes in the consolidated statements of income. Accrued interest and penalties are included within accounts payable, accrued expenses and other liabilities in the consolidated statements of financial condition.
On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (“TCJA”) effective for tax years ending after December 31, 2017. This legislation replaces the prior corporate tax rate structure with a flat 21% rate, effective in 2018. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations. This legislation impacted the financial statements for the year ended December 31, 2017 by reducing the deferred tax asset by $1,982,000 as a result of the revaluation of the deferred tax asset based on the reduced federal corporate tax rate. During 2018 the Company finalized its calculations related to the impacts of the TCJA with no adjustment to the Company’s previously recorded provisional tax expense.
The TCJA also requires a U.S. shareholder of a controlled foreign corporation (“CFC”) to include in income, as a deemed dividend, the global intangible low-taxed income (“GILTI”) of the CFC. This provision is effective for taxable years of foreign corporations beginning after December 31, 2017, and to taxable years of United States shareholders in which or with which such taxable years of foreign corporations end. The Company has elected to treat taxes due on future U.S. inclusions in taxable income under the GILTI provision as a current period expense when incurred.
Revenue Recognition
The Company earns transaction fees from transactions executed on the Company’s markets through various fee plans. Transaction fees are generated both on a variable and fixed price basis and vary by geographic region, product type and trade size. For variable transaction fees, the Company charges clients fees based on the mix of products traded and the volume of transactions executed. Transaction fee revenue is recorded at a point in time when the trade occurs and is generally billed monthly.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

The Company earns subscription fees from granting access to institutional investors to the Company’s electronic marketplaces. Subscription fees are recognized into income in the period that access is provided on a monthly basis. Also included in subscription fees on the consolidated statements of income are viewer fees earned monthly from institutional investors accessing fixed income market data. The frequency of subscription fee billings varies from monthly until annually, depending on contract terms. Fees received by the Company which are not yet earned are included in deferred revenue on the consolidated statements of financial condition until the revenue recognition criteria has been met.
The Company earns commission revenue from its electronic and voice brokerage services on a riskless principal basis. Riskless principal revenues are derived on matched principal transactions where revenues are earned on the spread between the buy and sell price of the transacted product. Securities transactions and related commission income for brokerage transactions are recorded on a trade-date basis, as if the transactions have settled. This income is received by the Company when the transactions settle or is billed monthly.
The Company earns fees from Refinitiv, formerly TR in the predecessor periods, relating to the sale of market data to Refinitiv, which redistributes that data. Included in these fees, which are billed quarterly, are real-time market data fees which are recognized in the period that the data is provided, generally on a monthly basis and historical data sets which are recognized when the historical data set is provided to Refinitiv.
On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers, using the modified retrospective approach. The adoption of ASU 2014-09 did not have a material impact on the measurement or timing of recognition of revenue in any prior reporting periods. However, in the current reporting period, the Company was required to make significant judgements for the Refinitiv market data fees. Significant judgements used in accounting for this contract include:
•
The provision of real-time market data feeds and annual historical data sets are distinct performance obligations.

•
The performance obligations under this contract are recognized over time from the initial delivery of the data feeds or each historical data set until the end of the contract term.

•
Determining the transaction price for the performance obligations by using a market assessment analysis. Inputs in this analysis include a consultant study which determined the overall value of the Company’s market data and pricing information for historical data sets provided by other companies..

Some commission and transaction fees earned by the Company have fixed fee components, such as monthly minimums or fixed monthly fees and variable components such as transaction based fees. The breakdown of revenues between fixed and variable revenues, in thousands, for October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the year ended December 31, 2017 and 2016 is as follows:
	Successor		Predecessor
	October 1, 2018 to December 31, 2018		January 1, 2018 to September 30, 2018		For the Year Ended December 31, 2017		For the Year Ended December 31, 2016
Revenues	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	(in thousands)		(in thousands)		(in thousands)		(in thousands)
Transaction fees	$73,800	$23,330	$208,049	$65,702	$210,198	$56,822	$176,060	$54,111
Subscription fees including Refinitiv market data fees	425	46,094	1,305	142,676	1,575	192,959	1,496	190,487
Commissions	22,608	10,232	49,367	30,463	57,118	39,627	54,194	37,469
Other	—	2,148	40	8,169	36	4,633	30	4,557
Gross revenues	$96,833	$81,804	$258,761	$247,010	$268,927	$294,041	$231,780	$286,624

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

Share-Based Compensation
The Company accounts for share-based compensation in accordance with ASC 718. ASC 718 focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for either as equity awards or as liability awards.
As an equity award, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period, with an offsetting increase to members’ capital.
As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through the settlement in accordance with ASC 505. Changes in the equity instrument’s fair value during the requisite service period are recognized as compensation cost over that period.
Under ASC 718, the grant-date fair value of share based awards that do not require future service (i.e., vested awards) are expensed immediately. The grant-date fair value of share-based employee awards that require future service, and are graded-vesting awards, are amortized over the relevant service period on a straight-line basis, with each tranche separately measured. The grant-date fair value of share-based employee awards that require both future service and the achievement of Company performance-based conditions, are amortized over the relevant service period for the performance-based condition. If in a reporting period it is determined that the achievement of a performance target for a performance-based tranche is not probable, then no expense is recognized for that tranche and any expenses already recognized relating to that tranche in prior reporting periods are reversed in the current reporting period.
Determining the appropriate fair value model and calculating the fair value of the share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards and the stock price volatility. The Company uses the Black-Scholes pricing model to value some of its share-based awards. Application of alternative assumptions could produce significantly different estimates of the fair value of stock-based compensation and consequently, the related amounts recognized in the Company’s consolidated statements of income.
The Company has elected to account for forfeitures when they occur. If in a reporting period a forfeiture occurs, any expenses already recognized relating to the forfeited awards in prior reporting periods are reversed in the current reporting period.
Net Income Per Share
Basic net income per share is computed by dividing the net income attributable to the Company’s shares by the weighted-average number of the Company’s shares outstanding during the period. For purposes of computing diluted net income per share, the weighted-average number of the Company’s shares reflects the dilutive effect that could occur if convertible securities were converted into or exercised for the Company’s shares using the treasury stock method.
Fair Value Measurement
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices. Fair value measurements do not include transaction costs.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Basis of Fair Value Measurement
Level 1
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2
Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3
Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU2016-02, Leases. This standard requires lessees to recognize a right-of-use asset and a lease liability for virtually all leases. The asset will reflect the present value of unpaid lease payments coupled with initial direct costs, prepaid lease payments, and lease incentives. The amount of the lease liability will be calculated as the present value of unpaid lease payments. ASU2016-02 will be effective for the Company in the fiscal year beginning January 1, 2019. The new standard must be adopted using a modified retrospective transition. The Company will adopt the transition method provided by ASU 2018 — 11, Leases — Targeted Improvements, in which the Company will initially apply the new lease standard on the adoption date of January 1, 2019, recognizing the cumulative-effect adjustment to members’ capital. The Company is evaluating its current lease contracts and currently intends to use the package of practical expedients allowing entities to not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) initial direct costs for any existing leases. The Company has not quantified the impact on its consolidated financial statements, but it anticipates an increase in the recognition of right-of-use assets and lease liabilities.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses. This standard provided new guidance for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. This guidance will be effective in the fiscal year beginning January 1, 2020. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This update provides specific guidance on the eight cash flow classification and presentation issues on the statements of cash flow. ASU 2016-15 was adopted by the Company beginning on January 1, 2018. The adoption of this ASU did not have a material impact on the Company’s financial statements.
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows — Restricted Cash. This update requires that a statement of cash flows explain the change during the period in total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The standard must be adopted using a retrospective transition method to each period presented. ASU 2016-18 was adopted by the Company beginning on January 1, 2018. The adoption resulted in the Company presenting a reconciliation of cash and cash equivalents and restricted cash that sum to the amounts shown in the consolidated statement of cash flows.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other. The ASU simplifies the quantitative goodwill impairment test by eliminating the second step of the test. Under this ASU, impairment will be measured by comparing the estimated fair value of the reporting unit with its carrying value. The ASU is applicable for the Company in the fiscal year beginning January 1, 2021. The Company does not anticipate the adoption of this ASU to have a material impact on the Company’s financial statements.
3.   Pushdown Accounting
The Refinitiv Transaction was accounted for by Refinitiv in accordance with the acquisition method of accounting pursuant to ASC 805 “Business Combinations” to record the fair value of the assets and liabilities of Refinitiv on the date of the Refinitiv Transaction. The Company, as a consolidating subsidiary of Refinitiv, accounted for the Refinitiv Transaction using pushdown accounting. Under pushdown accounting, the excess of the fair value of the Company above the fair value accounting basis of the net assets and liabilities of the Company is recorded as goodwill.
The fair value of assets acquired and liabilities assumed was determined based on assumptions that reasonable market participants would use in the principal (or most advantageous) market for the asset or liability. The following assumptions, the majority of which include significant unobservable inputs (Level 3), and valuation methodologies were used to determine fair value:
•
Licenses — The income approach: with or without method was used. Under this method, fair value is estimated based on income streams, such as cash flows or earnings, discounting to a present value. These discounted cash flows are calculated both with the asset and without the asset. The difference in the cash flows is discounted to the present value to determine the value of the asset.

•
Content and Data — The income approach: discounted cash flow method was used. Under this method, fair value is estimated based on income streams, such as cash flows or earnings, discounting to a present value.

•
Tradename and software development costs — The income approach: relief from royalty method was used. Under this method, the value of the asset is a function of several components:

•
The projected revenue attributable to the asset.

•
The expected economic life of the asset.

•
The royalty rate, as a percentage of revenue that would hypothetically be charged by a licensor of the asset to an unrelated licensee.

•
A discount rate that reflects the level of risk associated with the future income attributable to the asset.

•
Customer relationships — The income approach: multi-period excess earnings method was used. Under this method, the economic benefit of the asset is measured indirectly by calculating the income attributable to an asset after contributory asset charges.

•
Leasehold improvements, furniture and purchased software — The cost approach was used. Under this method the assets are valued based on the cost to a market participant to acquire a substitute asset of comparable utility, adjusted for obsolescence.

•
Computer hardware and office equipment — The market approach was used. Under this method, the fair value of an asset reflects the price at which comparable assets are purchased under similar circumstances based on recent sales prices of similar assets in an arm’s-length transaction.

•
Leasehold interests — The income approach was used. Under this method, fair value is estimated based on cash flows, discounting to a present value.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

The amount and timing of future cash flows used in these approaches were based on the Company’s most recent financial forecasts as of the date of the Refinitiv Transaction. In preparing the purchase price allocations, the Company considered a report of a third-party valuation expert. The Company’s management is responsible for these internal and third-party valuations and appraisals and they are continuing to review the amounts and allocations to finalize these amounts. The Company has one year from the date of the Refinitiv Transaction to finalize these amounts.
The allocation applying pushdown accounting is summarized in the table below (in thousands):
Fair value of the Company	$4,575,000
Less: fair value of the net assets and liabilities of the Company	(1,880,203)
Goodwill	$2,694,797
Net assets and liabilities of the Company at October 1, 2018:
Cash and cash equivalents	$350,183
Restricted cash	1,200
Receivable from brokers and dealers and clearing organizations	4,642
Deposits with clearing organizations	9,200
Accounts receivable	95,959
Furniture, equipment, purchased software and leasehold improvements:
Computer hardware	15,787
Leasehold improvements	11,460
Purchased software	2,866
Furniture	1,616
Office equipment	572
Software development costs	168,500
Intangible assets:
Tradename	154,300
Content and Data	154,400
Licenses	168,800
Customer relationships	928,200
Receivables from affiliates	3,350
Other assets	20,404
Total assets	2,091,439
Accrued compensation	82,201
Deferred revenue	28,280
Accounts payable, accrued expenses and other liabilities	39,291
Leasehold interests	3,020
Employee equity compensation payable	33,914
Payable to affiliates	5,856
Deferred tax liability	18,674
Total liabilities	211,236
Fair value of net assets and liabilities of the Company	$1,880,203

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

4.   Restricted Cash
Cash has been segregated in a special reserve bank account for the benefit of brokers and dealers under SEC Rule 15c3-3. The Company computes the proprietary accounts of other broker-dealers (“PAB”) reserve, which requires the Company to maintain minimum segregated cash in the amount of total credits per the reserve computation. As of December 31, 2018 and December 31, 2017, cash in the amount of $1,200,000 has been segregated in the PAB reserve account exceeding the requirements pursuant to SEC Rule 15c3-3.
5.   Receivable from and Payable to Brokers and Dealers and Clearing Organizations
Receivable from and payable to brokers and dealers and clearing organizations consists of proceeds from transactions which failed to settle due to the inability of a transaction party to deliver or receive the transacted security. These securities transactions are generally collateralized by those securities.
6.   Deposits with Clearing Organizations
Deposits with clearing organizations are comprised of cash deposits. Due to the short-term nature of these deposits, the recorded value has been determined to approximate fair value.
7.   Furniture, Equipment, Purchased Software and Leasehold Improvements
The components of furniture, equipment, purchased software and leasehold improvements, net of accumulated depreciation and amortization are as follows (in thousands):
	Successor	Predecessor
	December 31, 2018	December 31, 2017
Computer hardware	$22,818	$67,852
Leasehold improvements	12,339	27,139
Purchased software	3,039	12,991
Furniture and office equipment	2,968	6,350
Accumulated depreciation and amortization	(3,036)	(87,301)
Furniture, equipment, purchased software and leasehold improvements, net of accumulated depreciation and amortization	$38,128	$27,031
For October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, depreciation and amortization expense related to these assets was $3,094,000, $9,270,000, $11,959,000 and $12,910,000 respectively.
8.   Software Development Cost
The components of Software development costs, net of accumulated amortization are as follows (in thousands):
	Successor	Predecessor
	December 31, 2018	December 31, 2017
Software development costs	$175,656	$218,382
Accumulated amortization	(5,074)	(177,201)
Software development costs, net of accumulated amortization	$170,582	$41,181

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

For October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, software development costs totaling $7,156,000, $19,523,000, $27,157,000 and $25,351,000, respectively, were capitalized. In addition, on October 1, 2018, a fair value of $168,500,000 was assigned to software development costs of the Company as a result of the Refinitiv Transaction. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional fees on the consolidated statements of income. For October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, amortization expense related to these assets was $5,074,000, $19,962,000, $25,420,000 and $26,824,000 respectively.
9.   Intangible Assets and Goodwill
Intangible assets and goodwill relate primarily to the allocation of purchase price associated with the Refinitiv Transaction, the acquisition by TR of Tradeweb Group LLC in 2004, the merger in 2010 of the Company with Tradeweb NewMarkets LLC (“NewMarkets”), which was a company owned by the Banks and TR (the “Merger”), the purchase of the RaffCap business in 2011 and the purchase of BondDesk in 2013. The following is a summary of goodwill (in thousands):
	Successor	Predecessor
	December 31, 2018	December 31, 2017
Refinitiv Transaction	$2,694,797	$—
TR Acquisition	—	334,185
Merger	—	66,484
RaffCap Business	—	49,200
BondDesk	—	103,158
Other	—	10,394
Total	$2,694,797	$563,421
The following is a summary of intangible assets which have an indefinite useful life (in thousands):
	Successor	Predecessor
	December 31, 2018	December 31, 2017
Licences	$168,800	$12,000
Tradename	154,300	—
Total	$323,100	$12,000

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised as follows (in thousands):
		Successor			Predecessor
		December 31, 2018			December 31, 2017
	Amortization Period	Cost	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Amortization	Net Carrying Amount
Customer relationships – Refinitiv Transaction	12 Years	$928,200	$(19,338)	$908,862	$—	$—	$—
Content and data	7 Years	154,400	(5,514)	148,886	—	—	—
Customer relationships – Fixed Income Business	13 Years	—	—	—	155,284	(155,270)	14
Customer relationships – DW	11 Years	—	—	—	65,000	(42,348)	22,652
Customer relationships – RaffCap	12 Years	—	—	—	17,600	(9,166)	8,434
Customer relationships – BondDesk	15 Years	—	—	—	104,000	(28,806)	75,194
Customer relationships – Other	10 Years	—	—	—	2,100	(385)	1,715
Tradenames	10 Years	—	—	—	200	(125)	75
Liquidity contracts	16 Years	—	—	—	185,000	(82,865)	102,135
		$1,082,600	$(24,852)	$1,057,748	$529,184	$(318,965)	$210,219
For October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, amortization expense relating to these assets was $24,852,000, $19,576,000, $31,236,000 and $41,125,000, respectively.
The estimated annual future amortization for existing intangibles assets through December 31, 2023 is as follows (in thousands):
Year	Amount
2019	$99,408
2020	99,408
2021	99,408
2022	99,408
2023	99,408
10.   Deferred Revenue
The Company records deferred revenue when cash payments are received or due in advance of services to be performed. The recognized revenue and remaining balance is shown below (in thousands):
	Successor	Predecessor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017
Deferred revenue balance – beginning of period	$28,280	$29,673	$42,184
New billings	26,609	100,091	127,312
Revenue recognized	(27,006)	(101,484)	(139,823)
Deferred revenue balance – end of period	$27,883	$28,280	$29,673

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

11.   Income Taxes
The provision for income taxes consists of the following (in thousands):
	Successor	Predecessor	Predecessor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Current:
Federal	$—	$—	$—	$—
State and Local	1,235	5,739	4,331	2,772
Foreign	1,212	3,559	2,748	2,826
	2,447	9,298	7,079	5,598
Deferred – Federal	680	1,085	(433)	(5,783)
Deferred – state and local	288	1,517	(517)	(540)
Total deferred	968	2,602	(950)	(6,323)
Total	$3,415	$11,900	$6,129	$(725)
A reconciliation of the statutory tax rate to the effective rate is as follows:
	Successor	Predecessor	Predecessor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
U.S. federal tax at statutory rate	21.0%	21.0%	35.0%	35.0%
State and local taxes – net of federal benefit	4.7%	5.1%	2.8%	1.6%
Foreign taxes	3.7%	2.5%	3.1%	3.1%
Tax Cuts and Jobs Act provisional tax charge	0.0%	0.0%	2.2%	0.0%
LLC flow-through structure	(19.0)%	(20.2)%	(36.3)%	(40.5)%
Effective tax rate	10.4%	8.4%	6.8%	(0.8)%
The components of the Company’s deferred tax assets (liabilities) are as follows (in thousands):
	Successor	Predecessor
	December 31, 2018	December 31, 2017
Deferred tax assets (liabilities):
Net operating losses	$6,810	$8,966
Goodwill and intangible assets	(28,799)	(2,146)
Other	2,362	—
Total deferred tax assets (liabilities)	$(19,627)	$6,820
As of December 31, 2018, the Company has federal, New York state and New York City net operating loss carryforwards for income tax purposes of  $17,196,000, $24,449,000 and $22,654,000, respectively. If not utilized, the federal net operating loss carryforwards will begin to expire in 2032 and the state and local net operating loss carryforwards will begin to expire in 2035.
The Company was audited by the City of New York (“NYC”) for the tax periods from 2011 – 2013 and TWG was audited for the tax periods 2009 – 2011. In 2018, NYC issued an assessment for the periods under audit. Furthermore, NYC has also requested an extension of the statute of limitations, for TWG for the years 2012 – 2014 and for the Company for 2014, as it will audit those periods as well.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

For October 1, 2018 to December 31, 2018 and January 1, 2018 to September 30, 2018, the Company recorded the additional tax, penalties and interest of  $26,000 and $1,288,000, respectively, resulting from NYC UBT audit assessments. For the tax periods from 2012 – 2016, the Company has calculated and recorded a provision of  $70,000 and $2,003,000 for October 1, 2018 to December 31, 2018 and January 1, 2018 to September 30, 2018, respectively, for the additional exposure based on the methodology from the UBT audit assessment. This provision is included in accounts payable, accrued expenses and other liabilities on the consolidated statement of financial condition and in provision for income taxes in the consolidated statement of income. This provision was made using the best estimate of the amount expected to be paid based on available information and assessment of all relevant factors. Due to the uncertainty associated with tax audits, it is possible that at some future date liabilities resulting from this audit could vary significantly from this provision. Nevertheless, based on currently enacted legislation and information currently known to us, the Company believes that the ultimate resolution of this audit will not have a material adverse impact on the Company’s financial condition taken as a whole.
12.   Shares
The Company’s issued and vested shares are as follows:
	Successor	Predecessor
	December 31, 2018	December 31, 2017
Number of Vested Shares Issued
Class A Shares	146,333	146,333
Class C Shares	447	447
Class P(A) Shares	6,887	6,887
Class P(C) Shares	2	2
Class P-1(A) Shares	6,094	—
Class P-1(C) Shares	232	—
Each outstanding Class A Share, Class P(A) Share, Class P-1(A) Share, Class C Share, Class P(C) Share and Class P-1(C) Share equally participates in the earnings of the Company. All of these shares cannot be transferred without approval by the Board of Managers of the Company, with the exception of transfers to certain related parties. Most of the Class A, Class P(A) and Class P-1(A) Shareholders have the right to appoint the members of the Board of Managers. The Class C , Class P(C) and Class P-1(C) Shareholders do not have the right to appoint members of the Board of Managers.
As a result of the Recapitalization described in Note 2, all of the outstanding Class A Shares, Class P(A) Shares, Class P-1(A) Shares, Class C Shares, Class P(C) Shares and Class P-1(C) Shares of the Company were exchanged for 222,222,197 LLC Interests. The Company’s issued and vested shares adjusted retroactively for the Recapitalization, in their pre-exchange classes, are as follows at December 31, 2018 and 2017:
	Successor	Predecessor
	December 31, 2018	December 31, 2017
Number of Vested Shares Issued
Class A Shares	203,245,361	203,245,361
Class C Shares	621,431	621,431
Class P(A) Shares	9,565,659	9,565,659
Class P(C) Shares	2,520	2,520
Class P-1(A) Shares	8,464,589	—
Class P-1(C) Shares	322,637	—

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

13.   Share-Based Compensation Plans
The Company has a share-based incentive plan which provides for the grant of performance-based restricted share units (“PRSUs”), to encourage employees of the Company to participate in the long-term success of the Company.
The Company’s outstanding PRSUs as of December 31, 2018 vest on January 1, 2019, 2020 and 2021. The final value of the PRSUs upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the Company in the grant year. If an employee’s employment with the Company is terminated, with the exception of retirement, all unvested PRSUs are forfeited.
On December 31, 2018, certain PRSUs, which previously were cash-settled, were converted to equity settled PRSUs. The conversion was at fair value, using a unit price consistent with the share price of the Company, and as a result of the impact of the performance modifier on PRSUs value, 1,033.2 cash-settled PRSUs were converted into the equivalent value of 1,442.2 equity settled PRSUs. Equity-settled PRSUs have vesting terms similar to the cash-settled PRSUs and are converted into shares of the Company on the February 1 following vesting. The shares received upon conversion are subject to certain selling restrictions including an underwriter’s lockup period if an IPO of the Company is effective or a restriction that the shares can only be sold to the Company in January or June, if there is not an effective IPO of the Company. As a result of the modification, which impacted 54 employees, the Company reclassified $19,072,000 from employee equity compensation payable to members’ capital.
The following table reports the activity for equity-settled PRSUs issued by the Company:
Successor	Number of PRSUs	Weighted Average Fair Value of PRSUs
Outstanding at October 1, 2018	—	$—
Converted to equity settled PRSUs	1,442.2	30,482
Outstanding at December 31, 2018	1,442.2	$30,482
The following table reports the activity for equity-settled PRSUs issued by the Company adjusted retroactively for the Recapitalization described in Note 2:
Successor	Number of PRSUs	Weighted Average Fair Value of PRSUs
Outstanding at October 1, 2018	—	$—
Converted to equity settled PRSUs	2,003,100	21.95
Outstanding at December 31, 2018	2,003,100	$21.95
The remaining PRSUs that are cash-settled are accounted for as liability awards. The Company measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of each award is based on the fair value of the Company and the value of accumulated dividend rights associated with each award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award’s fair value during the requisite service period is recognized as compensation cost over that period.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

The following table reports the activity for cash-settled PRSUs issued by the Company:
	Number of PRSUs	Weighted Average Fair Value of PRSUs
Predecessor
Outstanding at December 31, 2015	574.7	$22,512
Granted	512.8	21,723
Forfeited	(12.9)	23,170
Outstanding at December 31, 2016	1,074.6	13,159
Granted	511.7	24,911
Forfeited	(8.7)	26,770
Outstanding at December 31, 2017	1,577.6	31,039
Granted	531.9	29,609
Exercised	(560.4)	32,246
Forfeited	(9.9)	31,130
Outstanding at September 30, 2018	1,539.2	$38,017
Successor
Outstanding at October 1, 2018	1,539.2	$38,017
Granted	36.7	42,892
Forfeited	(20.2)	34,891
Converted to equity settled PRSUs	(1,033.2)	42,696
Outstanding at December 31, 2018	522.5	$34,221
The Company maintains an Option Plan which was established to recruit and retain key employees, directors and consultants by providing such participating individuals with a proprietary interest in the performance of the Company. There are currently 13,912.7 shares reserved for issuance under the Option Plan. In October 2018, the Company made a special award of options under the Option Plan. The options have a graded vesting schedule with vesting dates of January 1, 2019, 2020, 2021 and 2022. Half of the options only vest if the Company achieves certain performance targets. All options expire ten years from the grant date.
In accounting for the options issued under this plan, the Company measures and recognizes compensation expense for all awards based on their estimated fair values measured as of the grant date. These options are only exercisable any time following the closing of an initial public offering or during a 15-day period following a change in control of the Company. Costs related to these options will be recognized as an expense in the consolidated statements of income over the requisite service period, when exercisability is considered probable. Therefore expense will only be recognized upon the completion of an initial public offering or a change in control, over the vesting period, with an offsetting increase to members’ capital.
The fair value of the options is calculated at the date of grant using the Black-Scholes model. The significant assumptions used to estimate the fair value of the options as of grant date are as follows:
Weighted Average Expected Life (years)	5.7
Weighted Average Risk Free Interest Rate	2.94%
Weighted Average Expected Volatility	20.0%
Weighted Average Expected Dividend Yield	4.02%
Share Price	$25,657
Exercise Price	$28,594

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

The following table reports the activity for options issued by the Company:
Successor	Number of Options	Weighted Average Grant Date Fair Value of Options	Intrinsic Value (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (years)
Outstanding at October 1, 2018	—	$—
Granted	13,025.8	2,569		$28,594
Outstanding at December 31, 2018	13,025.8	$2,569	$4,741	$28,594	9.8
The following table reports the activity for options issued by the Company adjusted retroactively for the Recapitalization described in Note 2:
Successor	Number of Options	Weighted Average Grant Date Fair Value of Options	Intrinsic Value (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (years)
Outstanding at October 1, 2018	—	$—
Granted	18,091,793	1.85		$20.59
Outstanding at December 31, 2018	18,091,793	$1.85	$4,741	$20.59	9.8
Prior to 2015, the Company granted employees Stock Appreciation Rights (“SARs”). The SARs had graded vesting schedules with expiration dates through December 31, 2016. If an employee was terminated without cause, all unvested SARs were forfeited. All vested SARs were only exercisable during a specific period of the year and must have been exercised by 2017.
The fair value of the SARs is calculated at the date of grant and remeasurement date using an appropriate valuation model such as Black-Scholes. Consequently, the fair values of these awards are based on the estimated fair value at that date.
At December 31, 2016, due to the expiration of the SARs, the fair value of each award equals the intrinsic value.
The following table reports activity for the SARs issued by the Company:
Predecessor	Number of SARS	Weighted Average Exercise Price of SARs
Outstanding at December 31, 2015	6,315.5	$16,839
Forfeited	(91.0)	17,280
Exercised	(3,338.4)	16,389
Outstanding at December 31, 2016	2,886.1	$17,344
Exercised	(2,886.1)	17,344
Outstanding at December 31, 2017	—	$—
As of December 31, 2018, total unrecognized compensation cost related to non-vested share-based compensation arrangements and the expected recognition period are as follows:
	Cash-Settled PRSUs	Equity Settled PRSUs	Options
Total unrecognized compensation cost	$419,000	$24,853,000	$33,460,000
Weighted average recognition period	1.8 years	1.7 years	0.9 years

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

Certain employees acquired or vested in Class C Shares, Class P(C) Shares and Class P-1(C) Shares of the Company (collectively the “Employee Shares”).
The following table records activity of the Employee Shares.
	Class C Shares	Class P(C) Shares	Class P-1(C) Shares
Predecessor
Outstanding at December 31, 2015	528	2	—
Sold	(24)	—	—
Outstanding at December 31, 2016	504	2	—
Purchased	5	—	—
Sold	(62)	—	—
Outstanding at December 31, 2017	447	2	—
Sold	—	—	232
Outstanding at September 30, 2018	447	2	232
Successor
Outstanding at October 1, 2018	447	2	232
Sold	—	—	—
Outstanding at December 31, 2018	447	2	232
The Employee Shares are classified as mezzanine capital, as opposed to members’ capital, due to the right of employees to sell the shares back to the Company at fair market value upon termination of employment. Employee Shares that have been outstanding for less than six months are included in employee equity compensation payable. At December 31, 2017 there were no Employee Shares included in employee compensation payable. At December 31, 2018, $6,727,000 of vested Class P-1(C) Shares are included in employee compensation payable with any changes in the value of the shares included in compensation cost on the consolidated statements of income. Changes in the Employee Shares’ fair value included in mezzanine capital are not recognized as compensation cost.
For October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, $9,413,000, $15,949,000, $26,100,000 and $19,032,000, respectively, has been expensed relating to PRSUs, options and shares granted to or acquired by employees and included in employee compensation and benefits in the consolidated statements of income.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

14.   Related Party Transactions
The Company enters into transactions with affiliates of the Banks and Refinitiv. At December 31, 2018 and December 31, 2017, the following balances with such affiliates were included in the consolidated statements of financial condition in the following line items (in thousands):
	Successor	Predecessor
	December 31, 2018	December 31, 2017
Cash and cash equivalents	$283,790	$234,107
Receivables from brokers and dealers and clearing organizations	3,332	—
Deposits with clearing organizations	500	500
Accounts receivable	40,730	27,163
Receivable from affiliates	3,243	375
Other assets	9	27
Payable to brokers and dealers and clearing organizations	2,404	—
Deferred revenue	9,151	5,106
Contingent consideration payable	—	129,393
Accounts payable, accrued expenses and other liabilities	—	2,555
Payable to affiliates	5,009	5,578
The Company maintains a shared services agreement with Refinitiv (TR in the predecessor periods). Under the terms of the agreement, Refinitiv provides the Company with certain real estate, payroll, benefits administration, insurance, content, financial reporting and tax support. For October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, the Company incurred shared services fees of  $1,075,000, $3,225,000, $4,300,000 and $4,300,000 relating to this agreement, respectively. These fees are included in occupancy, technology and communications and general and administrative expenses in the consolidated statements of income.
The Company maintains a market data license agreement with Refinitiv (TR in the predecessor periods). Under the agreement, the Company delivers to Refinitiv certain market data feeds which Refinitiv redistributes to its customers. The Company earns license fees or royalties for these feeds. For October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, the Company earned $13,467,000, $36,851,000, $50,125,000 and $50,564,000, respectively, of revenue under this agreement.
The Company reimburses affiliates of Refinitiv (TR in the predecessor periods) for expenses paid on behalf of the Company for various services including salaries and bonuses, marketing, professional fees, communications, data costs and certain other administrative services. For October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, the Company reimbursed such affiliates approximately $3,837,000, $28,736,000, $38,361,000 and $34,350,000, respectively, for these expenses.
For October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, the Company earned approximately $90,845,000, $211,234,000, $232,436,000 and $211,743,000, respectively, of transaction, subscription and other fees from affiliates of the Banks.
For October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, the Company earned $17,000, $34,000, $40,000 and $80,000, respectively, of interest income from money market funds invested with and savings accounts deposited with affiliates of the Banks. Interest rates earned on the money market and savings accounts are comparable to rates offered to third parties.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

The Company borrowed $29,285,000 from a subsidiary of TR under a convertible term note. Interest charged on the outstanding borrowings is the greater of LIBOR or 150 basis points, plus 300 basis points per annum, and is reset and payable quarterly. On May 5, 2017, TR converted all outstanding borrowings into 1,835 Class A Shares at the price of  $15,958 per share. During the years ended December 31, 2017 and 2016, the interest rate charged was 4.50% per annum. The Company paid and expensed interest on this note of  $455,000 and $1,339,000 in the years ended December 31, 2017 and 2016, respectively.
During 2014, the Company issued Class A Shares and unvested Class P-1(A) Shares to some of the Banks as a result of a $120,000,000 capital contribution. In connection with this investment, employees invested $5,266,000 in the Company and were issued Class C Shares and unvested Class P-1(C) Shares. Certain Class P-1(A) Shares and Class P-1(C) Shares vested on July 31, 2018, based on a formula determined by the Company’s new credit platforms’ revenues and any remaining unvested Class P-1(A) Shares and Class P-1(C) Shares were cancelled. The value of the vested Class P-1(A) Shares which are included in members’ capital is $150,495,000 and the value of the vested P-1(C) Shares which are included in employee equity compensation payable is $6,727,000. The Company recognized contingent consideration for January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, of $26,830,000, $58,520,000 and $26,224,000, respectively, relating to these shares, which is included in net revenue on the consolidated statements of income. At December 31, 2017, $129,393,000 is included in contingent consideration payable on the consolidated statements of financial condition.
15.   Fair Value of Financial Instruments
Certain financial instruments that are not carried at fair value on the consolidated statements of financial condition are carried at amounts that approximate fair value. These instruments include deposits with clearing organizations and accounts receivable.
Following is a description of the fair value methodologies used for the Company’s instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:
The Company’s money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.
Contingent consideration is classified within level 3 of the fair value hierarchy because the valuation requires assumptions that are both significant and unobservable. The contingent consideration valuation is determined using a monte carlo simulation, with key inputs being the standard deviation applied to the Company’s new credit platforms’ revenues, revenue multiple and discount rate. At December 31, 2017, the inputs in the valuation are as follows:
Standard deviation	$1,666,667
Revenue multiple	7.03x
Discount rate	1.64%
The Company has no instruments that are classified within level 2 of the fair value hierarchy.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

The fair value measurements are as follows (in thousands):
Predecessor	Quoted Prices in active Markets for Indentical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2017
Assets
Money market funds	$101,154	$—	$—	$101,154
	$101,154	$—	$—	$101,154
Liabilities
Contingent consideration payable	$—	$—	$129,393	$129,393
	$—	$—	$129,393	$129,393

Successor
As of December 31, 2018
Assets
Money market funds	$127,927	$—	$—	$127,927
	$127,927	$—	$—	$127,927
16.   Credit Risk
The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker/dealers. At December 31, 2018 and December 31, 2017 the Company established an allowance for doubtful accounts of  $1,169,000 and $928,000, respectively, with regard to these accounts receivable.
In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.
A substantial number of the Company’s transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company’s exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients’ ability to satisfy their obligations to the Company.
The Company does not expect nonperformance by counterparties in the above situations. However, the Company’s policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

17.   Commitments and Contingencies
The Company is obligated under operating leases in the US and UK for office space through 2027. Minimum rent is expensed on a straight-line basis over the term of the lease. The terms of the leases require the following remaining future minimum rental payments at December 31, 2018 (in thousands):
Year ending December 31,	Amount
2019	$11,393
2020	7,580
2021	5,317
2022	4,051
2023	3,877
Thereafter	11,156
$43,374
The actual rent charged to occupancy amounted to $2,733,000, $9,011,000, $11,774,000 and $13,253,000 for October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, respectively.
One US lease is secured by a letter of credit in the amount of  $1,200,000, which is guaranteed by Refinitiv.
In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the electronic marketplaces of the Company infringe upon the intellectual property or other proprietary right of a third party. The Company’s exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.
The Company was named as a defendant, along with dozens of financial institutions, in antitrust class actions (consolidated into two actions) relating to trading practices in United States Treasury securities auctions and, separately, interest rate swaps. The Company was dismissed from the interest rate swaps matter and believes it has substantial defenses to the other plaintiffs’ claims and intends to defend itself vigorously.
The Company is a co-defendant in a matter relating to the distribution of financial strength ratings over the Company’s trading platform to one of its customers. The matter alleges that while certain business units of the client were licensed to receive the data via the Company’s platform, the data was also distributed without authorization to certain end clients of the customer. The plaintiff claims to have suffered approximately $80,000,000 in damages and also seeks punitive damages, attorneys’ fees and costs. The Company intends to continue to vigorously defend what the Company believes to be meritless and excessive claims.
The Company records its best estimate of a loss, including estimated defense costs, when the loss is considered probable and the amount of such loss can be reasonably estimated. Based on its experience, the Company believes that the amount of damages claimed in a legal proceeding is not a meaningful indicator of the potential liability. At this time, the Company cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to its pending legal proceedings, including the matters described above, and therefore does not have any contingency reserves established for any of these matters.
18.   Net Income Per Share
On April 4, 2019, the LLC Agreement was amended and restated to, among other things, (i) provide for LLC Interests and (ii) exchange all of the existing membership interests of the Company’s existing

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

equityholders for LLC Interests. For purposes of calculating net income per share on the consolidated statements of income, the number of outstanding shares has been adjusted retroactively for all periods presented to reflect the above-mentioned amendment and resulting Recapitalization. The following table sets forth the computation of basic and diluted net income per share:
	Successor	Predecessor	Predecessor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net Income (in thousands)	$29,307	$130,160	$83,648	$93,161
Basic Weighted Average Shares Outstanding	222,221,628	215,365,920	212,568,635	210,979,704
Dilutive Effect of Conversion to Equity Settled PRSU	22,223	—	—	—
Diluted Weighted Average Shares Outstanding	222,243,851	215,365,920	212,568,635	210,979,704
Basic Net Income Per Share	$0.13	$0.60	$0.39	$0.44
Diluted Net Income Per Share	$0.13	$0.60	$0.39	$0.44
Shares from the convertible term note payable totaling 894,464 and 2,548,668 for the years ended December 31, 2017 and 2016, respectively, and shares from the contingent consideration payable totaling 5,444,566 for January 1, 2018 to September 30, 2018 were excluded from the computation of diluted net income per share because their effect would have been anti-dilutive.
Net income per share are the same for all classes of the Company’s shares since each class of share equally participates in the earnings of the Company.
19.   Regulatory Capital Requirements
TWL, DW and TWD are subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. TEL is subject to certain financial resource requirements with the FCA in the UK and TWJ are subject to certain financial resource requirements with the FCA in Japan.
At December 31, 2018 and December 31, 2017, the regulatory capital requirements and regulatory capital for TWL, DW, TWD, TEL and TWJ were as follows (in thousands):
Predecessor	TWL	DW	TWD	TEL	TWJ
As of December 31, 2017
Regulatory Capital	$22,551	$35,546	$16,965	$31,509	$5,326
Regulatory Capital Requirement	1,589	1,612	378	18,034	961
Excess Regulatory Capital	$20,962	$33,934	$16,587	$13,475	$4,365

Successor	TWL	DW	TWD	TEL	TWJ
As of December 31, 2018
Regulatory Capital	$18,986	$41,164	$24,042	$46,157	$10,592
Regulatory Capital Requirement	2,698	1,803	599	17,493	3,413
Excess Regulatory Capital	$16,288	$39,361	$23,443	$28,664	$7,179

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

As SEFs, TW SEF and DW SEF are required to maintain adequate financial resources and liquid financial assets in accordance with CFTC regulations. The required and maintained financial resources and liquid financial assets at December 31, 2018 and December 31, 2017 are as follows (in thousands):
	Successor		Predecessor
	As of December 31, 2018		As of December 31, 2017
	TW SEF	DW SEF	TW SEF	DW SEF
Financial Resources	$31,232	$17,837	$23,349	$20,069
Required Financial Resources	10,500	5,169	10,500	5,875
Excess Financial Resources	$20,732	$12,668	$12,849	$14,194
Liquid Financial Assets	$16,662	$11,888	$14,084	$13,865
Required Liquid Financial Assets	5,250	2,585	5,250	2,893
Excess Liquid Financial Assets	$11,412	$9,303	$8,834	$10,972
20.   Employees Savings Plan
The Company sponsors a 401(k) savings plan for its US employees. Employees may voluntarily contribute up to 75% of their annual compensation, including bonus. The Company matches 100% of the employee’s contribution, up to 4% of their annual compensation, which vests immediately. Company’s expense for matching contributions under the plans was $738,000, $3,758,000, $4,137,000 and $4,179,000, for October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, respectively.
The Company has deferred compensation plans for its UK and Asia employees. Employer contributions to the plans were $423,000, $1,113,000, $1,242,000 and $1,181,000 for October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016, respectively.
21.   Business Segment and Geographic Information
The Company operates electronic marketplaces for the trading of products across the rates, credit, money markets and equities asset classes and provides related pre-trade pricing and post-trade processing services. The Company’s operations constitute a single business segment because of the integrated nature of these marketplaces and services. Information regarding revenue by client sector is as follows (in thousands):
	Successor	Predecessor	Predecessor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net revenue:
Institutional	$103,971	$301,918	$318,038	$285,801
Wholesale	38,153	99,028	118,451	109,945
Retail	19,780	57,766	70,857	67,471
Market Data	16,733	47,059	55,622	55,187
Other	—	(26,830)	(58,520)	(26,224)
Net revenue	178,637	478,941	504,448	492,180
Operating expenses	146,702	338,607	415,356	399,049
Operating income	$31,935	$140,334	$89,092	$93,131

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements

The Company operates in the U.S. and internationally, primarily in Europe and Asia. Revenues are attributed to geographic area based on the jurisdiction where the underlying transactions take place. Long-lived assets are attributed to the geographic area based on the location of the particular subsidiary. Information regarding revenue for October 1, 2018 to December 31, 2018, January 1, 2018 to September 30, 2018 and for the years ended December 31, 2017 and 2016 and long-lived assets as of December 31, 2018 and December 31, 2017 is as follows (in thousands):
	Successor	Predecessor	Predecessor	Predecessor
	October 1, 2018 to December 31, 2018	January 1, 2018 to September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net revenue:
U.S.	$115,907	$324,304	$385,176	$365,308
International	62,730	181,467	177,792	153,096
Gross revenue	178,637	505,771	562,968	518,404
Contingent consideration	—	(26,830)	(58,520)	(26,224)
Total	$178,637	$478,941	$504,448	$492,180

	Successor	Predecessor
	December 31, 2018	December 31, 2017
Long-lived assets
U.S.	$4,276,568	$845,599
International	7,787	7,987
Total	$4,284,355	$853,586
22.   Subsequent Events
The Company is in the process of preparing for an IPO. The Company’s expectation is that the IPO will occur during the first half of 2019, though no assurances can be made. On March 21, 2019, the Board of Directors approved that the Company will effect a series of reorganization transactions, including a recapitalization of the Company’s issued and vested shares, immediately prior to the consummation of the IPO. In addition, the Company expects to enter into a $500 million revolving credit facility upon the closing of the IPO. On March 22, 2019, the Company paid a $20.0 million distribution to the current owners of the Company.
There were no other subsequent events requiring adjustment to the financial statements or disclosure, except as disclosed in note 1, through March 25, 2019, the date that the Company’s financial statements were issued.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Consolidated Statements of Financial Condition
(in thousands)
(Unaudited)
	Successor	Successor
	June 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	$313,582	$410,104
Restricted cash	1,200	1,200
Receivable from brokers and dealers and clearing organizations	255,250	174,591
Deposits with clearing organizations	13,398	11,427
Accounts receivable, net of allowance	92,854	87,192
Furniture, equipment, purchased software and leasehold improvements, net of accumulated depreciation and amortization	35,742	38,128
Right-of-use assets	30,145	—
Software development costs, net of accumulated amortization	172,614	170,582
Intangible assets, net of accumulated amortization	1,331,145	1,380,848
Goodwill	2,694,797	2,694,797
Receivable from affiliates	2,849	3,243
Deferred tax asset	98,469	—
Other assets	30,302	25,027
Total assets	$5,072,347	$4,997,139
Liabilities and Stockholders’ Equity/Members’ Capital
Liabilities
Payable to brokers and dealers and clearing organizations	$255,163	$171,214
Accrued compensation	68,622	120,158
Deferred revenue	25,270	27,883
Accounts payable, accrued expenses and other liabilities	34,502	42,548
Employee equity compensation payable	728	24,187
Lease liability	34,528	—
Payable to affiliates	6,004	5,009
Deferred tax liability	21,304	19,627
Tax receivable agreement liability	171,426	—
Total liabilities	617,547	410,626
Commitments and contingencies (Note 15)
Mezzanine Capital
Class C Shares and Class P(C) Shares	—	14,179
Stockholders’ Equity/Members’ Capital
Members’ capital	—	4,573,200
Preferred stock, $.00001 par value; 250,000,000 shares authorized; none issued or outstanding	—	—
Class A common stock, $.00001 par value; 1,000,000,000 shares authorized; 46,000,000 shares issued and outstanding as of June 30, 2019	—	—
Class B common stock, $.00001 par value; 450,000,000 shares authorized; 96,933,192 shares issued and outstanding as of June 30, 2019	1	—
Class C common stock, $.00001 par value; 350,000,000 shares authorized; 10,006,269 shares issued and outstanding as of June 30, 2019	—	—
Class D common stock, $.00001 par value; 300,000,000 shares authorized; 69,282,736 shares issued and outstanding as of June 30, 2019	1	—
Additional paid-in capital	2,846,681	—
Accumulated other comprehensive income	(525)	(866)
Retained earnings	1,393	—
Total stockholders’ equity attributable to Tradeweb Markets Inc./members’ equity	2,847,551	4,572,334
Non-controlling interests	1,607,249	—
Total equity	4,454,800	4,572,334
Total liabilities and stockholders’ equity/members’ capital	$5,072,347	$4,997,139
The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except share and per share data)
(Unaudited)
	Successor	Successor	Predecessor	Predecessor
	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Revenues
Transaction fees	$103,952	$206,592	$91,030	$181,169
Subscription fees	34,566	69,011	37,647	73,973
Commissions	36,413	70,610	27,553	55,436
Refinitiv market data fees	13,385	27,001	12,081	24,318
Other	2,169	4,063	2,704	5,622
Gross revenue	190,485	377,277	171,015	340,518
Contingent consideration	—	—	(19,297)	(29,367)
Net revenue	190,485	377,277	151,718	311,151
Expenses
Employee compensation and benefits	95,995	173,268	68,407	139,977
Depreciation and amortization	34,292	67,795	16,178	32,446
Technology and communications	9,519	19,559	9,023	17,486
General and administrative	9,365	18,454	7,153	13,670
Professional fees	6,738	13,709	7,276	12,814
Occupancy	3,621	7,260	3,519	7,241
Total expenses	159,530	300,045	111,556	223,634
Operating income	30,955	77,232	40,162	87,517
Net interest income	175	1,033	582	1,053
Income before taxes	31,130	78,265	40,744	88,570
Provision for income taxes	(6,314)	(11,097)	(1,847)	(4,365)
Net income	$24,816	$67,168	$38,897	$84,205
Less: Pre-IPO net income attributable to Tradeweb Markets LLC	—	42,352
Net income attributable to Tradeweb Markets Inc. and non-controlling interests	24,816	24,816
Less: Net income attributable to non-controlling interests	11,988	11,988
Net income attributable to Tradeweb Markets Inc.	$12,828	$12,828
EPS calculations for pre-IPO and post-IPO periods(1)
Earnings per share
		$0.19(a)/
Basic	$0.09(b)	0.09(b)	$0.18(a)	$0.39(a)
		$0.19(a)/
Diluted	$0.09(b)	0.09(b)	$0.18(a)	$0.39(a)
Weighted average shares outstanding
		222,222,197(a)/
Basic	142,933,192(b)	142,933,192(b)	213,435,314(a)	213,435,314(a)
		223,320,457(a)/
Diluted	150,847,183(b)	150,847,183(b)	213,435,314(a)	213,435,314(a)

(1)
In April 2019, the Company completed the Reorganization Transactions and the IPO, which, among other things, resulted in Tradeweb Markets Inc. becoming the successor of Tradeweb Markets LLC for financial reporting purposes. As a result, earnings per share information for the pre-IPO period is not comparable to the earnings per share information for the post-IPO period. Therefore, earnings per share information is being presented separately for the pre-IPO and post-IPO periods. See Note 16 — Earnings Per Share for additional information.

a)
Presents information for Tradeweb Markets LLC (pre-IPO period).

b)
Presents information for Tradeweb Markets Inc. (post-IPO period).

The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)
(Unaudited)
	Successor	Successor	Predecessor	Predecessor
	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Comprehensive income – Pre-IPO attributable to Tradeweb Markets LLC
Pre-IPO net income attributable to Tradeweb Markets LLC	$—	$42,352	$38,897	$84,205
Other comprehensive income:
Foreign currency translation adjustments attributable to Tradeweb Markets LLC	—	988	(2,058)	(3,986)
Pre-IPO comprehensive income attributable to Tradeweb Markets LLC	$—	$43,340	$36,839	$80,219
Comprehensive income – Tradeweb Markets Inc.
Net income attributable to Tradeweb Markets Inc.	$12,828	$12,828
Other comprehensive income:
Foreign currency translation adjustments attributable to Tradeweb Markets Inc.	(647)	(647)
Comprehensive income attributable to Tradeweb Markets Inc.	$12,181	$12,181
Comprehensive income – Non-controlling interests
Net income attributable to non-controlling interests	$11,988	$11,988
Other comprehensive income:
Foreign currency translation adjustments attributable to non-controlling interests	(359)	(359)
Comprehensive income attributable to non-controlling interests	$11,629	$11,629
The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Consolidated Statements of Changes in Equity
(in thousands, except share and per share amounts)
(Unaudited)
	Members’ Capital	Class A Common Stock		Class B Common Stock		Class C Common Stock		Class D Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Non-Controlling Interests	Total Stockholders’ Equity
Successor		Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2018	$4,573,200	—	—	—	—	—	—	—	—	$—	$(866)	$—	$—	$4,572,334
Adjustment to Class C Shares and Class P(C) shares in mezzanine capital	(2,369)	—	—	—	—	—	—	—	—	—	—	—	—	(2,369)
Capital distributions	(20,000)	—	—	—	—	—	—	—	—	—	—	—	—	(20,000)
Stock-based compensation	4,674	—	—	—	—	—	—	—	—	—	—	—	—	4,674
Net income	42,352	—	—	—	—	—	—	—	—	—	—	—	—	42,352
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	988	—	—	988
Balance at March 31, 2019	$4,597,857	—	—	—	—	—	—	—	—	$—	$122	$—	$—	$4,597,979
Capital distributions	(100,000)													(100,000)
Effect of the reorganization transactions	(4,497,857)	—	—	—	—	—	—	—	—	4,521,132	—	—	—	23,275
Issuance of common stock, net of offering costs and cancellations	—	46,000,000	—	96,933,192	1	10,006,269	—	69,282,736	1	(15,856)	—	—	—	(15,854)
Tax receivable agreement liability and deferred taxes arising from the reorganization transactions and IPO	—	—	—	—	—	—	—	—	—	(78,232)	—	—	—	(78,232)
Allocation of equity to non-controlling interests	—	—	—	—	—	—	—	—	—	(1,607,529)	—	—	1,607,529	—
Adjustments to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(11,909)	(11,909)
Dividends ($0.08 per share)	—	—	—	—	—	—	—	—	—	—	—	(11,435)	—	(11,435)
Stock-based compensation expense under the PRSU Plan	—	—	—	—	—	—	—	—	—	6,763	—	—	—	6,763
Stock-based compensation expense under the Option Plan	—	—	—	—	—	—	—	—	—	20,403	—	—	—	20,403
Net income	—	—	—	—	—	—	—	—	—	—	—	12,828	11,988	24,816
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	(647)	—	(359)	(1,006)
Balance at June 30, 2019	$—	46,000,000	—	96,933,192	1	10,006,269	—	69,282,736	1	$2,846,681	$(525)	$1,393	$1,607,249	$4,454,800

The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Consolidated Statements of Changes in Equity — (Continued)
(in thousands)
(Unaudited)
	Members’ Capital	Accumulated Other Comprehensive Loss	Total Members’ Capital
Predecessor
Members’ capital at December 31, 2017	$999,735	$(13,267)	$986,468
Comprehensive income:
Net income	45,308	—	45,308
Foreign currency translation adjustments		1,928	1,928
Capital distributions	(25,000)		(25,000)
Members’ capital at March 31, 2018	$1,020,043	$(11,339)	$1,008,704
Comprehensive income:
Net income	38,897	—	38,897
Foreign currency translation adjustments		(3,986)	(3,986)
Capital distributions	(55,000)		(55,000)
Members’ capital at June 30, 2018	$1,003,940	$(15,325)	$988,615
The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)
	Successor	Predecessor
	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Cash flows from operating activities
Net income	$67,168	$84,205
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	67,795	32,446
Contingent consideration	—	29,367
Stock-based compensation expense	31,960	—
Deferred taxes	(3,596)	1,409
(Increase) decrease in operating assets:
Receivable from brokers and dealers and clearing organizations	(80,659)	4,324
Deposits with clearing organizations	(1,965)	654
Accounts receivable	(5,756)	(30,042)
Receivable from affiliates	394	(243)
Other assets	(8,825)	(4,973)
Increase (decrease) in operating liabilities:
Payable to brokers and dealers and clearing organizations	83,949	(4,322)
Accrued compensation	(51,569)	(34,135)
Deferred revenue	(2,613)	(6,823)
Accounts payable, accrued expenses and other liabilities	(3,661)	1,129
Employee equity compensation payable	(16,732)	(7,501)
Payable to affiliates	1,083	(468)
Net cash provided by operating activities	76,973	65,027
Cash flows from investing activities
Purchase of furniture, equipment, software and leasehold improvements	(3,793)	(3,125)
Capitalized software development costs	(13,914)	(12,765)
Net cash (used in) investing activities	(17,707)	(15,890)
Cash flows from financing activities
Pre-IPO capital distributions	(120,000)	(80,000)
Proceeds from issuance of Class A common stock in the IPO, net of underwriting discounts	1,161,270	—
Purchase of LLC Interests	(1,161,270)	—
Offering costs from issuance of Class A common stock in the IPO	(12,306)
Dividends	(11,435)	—
Capital distributions to non-controlling interests	(11,909)	—
Net cash (used in) financing activities	(155,650)	(80,000)
Effect of exchange rate changes on cash and cash equivalents	(138)	(1,198)
Net decrease in cash and cash equivalents	(96,522)	(32,061)
Cash and cash equivalents and restricted cash
Beginning of period	411,304	353,798
End of period	$314,782	$321,737
Supplemental disclosure of cash flow information
Interest paid	$—	$—
Income taxes paid	$24,989	$3,807
Non-cash financing activities
Items arising from the reorganization transactions and IPO:
Establishment of liabilities under tax receivable agreement	$171,426	$—
Deferred tax asset	$93,194	$—
Reconciliation of cash, cash equivalents and restricted cash as shown on the statements of financial condition:	June 30, 2019	December 31, 2018
Cash and cash equivalents	313,582	410,104
Restricted cash	1,200	1,200
Cash, cash equivalents and restricted cash shown in the statement of cash flows	$314,782	$411,304
The accompanying notes are an integral part of these consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
1.   Organization
Tradeweb Markets Inc. (the “Corporation”) was incorporated as a Delaware corporation on November 7, 2018 for the purpose of completing certain reorganization transactions in order to carry on the business of Tradeweb Markets LLC (“TWM LLC”) and conducting an initial public offering (“IPO”) as described below under “— Initial Public Offering” and “— Reorganization Transactions.”
The Corporation is a consolidating subsidiary of BCP York Holdings, (“BCP”) a company owned by certain investment funds affiliated with The Blackstone Group L.P. (“Blackstone”), through BCP’s majority ownership interest in Refinitiv Holdings Limited (“Refinitiv” or the “Parent”). As of June 30, 2019, Refinitiv owns a majority ownership interest in the Company (as defined below).
The Corporation is a holding company whose principal asset is LLC Interests (as defined below) of TWM LLC. As the sole manager of TWM LLC, the Corporation operates and controls all of the business and affairs of TWM LLC and, through TWM LLC and its subsidiaries, conducts the Corporation’s business. As a result of this control, and because the Corporation has a substantial financial interest in TWM LLC, the Corporation consolidates the financial results of TWM LLC and reports a non-controlling interest in the Corporation’s consolidated financial statements. As of June 30, 2019, Tradeweb Markets Inc. owns 64.3% of TWM LLC and the Continuing LLC Owners (defined below) own the remaining 35.7% of TWM LLC.
Unless the context otherwise requires, references to the “Company” refer to Tradeweb Markets Inc. and its consolidated subsidiaries, including TWM LLC, following the completion of the Reorganization Transactions (as defined below), and TWM LLC and its consolidated subsidiaries prior to the completion of the Reorganization Transactions.
The Company is a leader in building and operating electronic marketplaces for a global network of clients across the institutional, wholesale and retail client sectors. The Company’s principal subsidiaries include:
•
Tradeweb LLC (“TWL”), a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (“FINRA”), a registered independent introducing broker with the Commodities Future Trading Commission (“CFTC”) and a member of the National Futures Association (“NFA”).

•
Tradeweb Europe Limited (“TEL”), a Multilateral Trading Facility regulated by the Financial Conduct Authority (the “FCA”) in the UK, which maintains branches in Asia which are regulated by certain Asian securities regulators.

•
TW SEF LLC (“TW SEF”), a Swap Execution Facility (“SEF”) regulated by the CFTC.

•
DW SEF LLC (“DW SEF”), a SEF regulated by the CFTC.

•
Tradeweb Japan K.K. (“TWJ”), a security house regulated by the Japanese Financial Services Agency (“JFSA”) and the Japan Securities Dealers Association (“JSDA”).

•
Tradeweb EU B.V. (“TWEU”), a Trading Venue and Approved Publication Arrangement regulated by the Netherlands Authority for the Financial Markets (“AFM”).

The Company, through its subsidiary Tradeweb IDB Markets Inc. (“TWIDB”) (formerly known as Hydrogen Holdings Corporation), owns Dealerweb Inc. (“DW”) (formerly known as Hilliard Farber & Co., Inc.). DW is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA. DW is also registered as an introducing broker with the CFTC and NFA.
Initial Public Offering
On April 8, 2019, the Corporation completed its IPO of 46,000,000 shares of Class A common stock at a public offering price of  $27.00, which includes 6,000,000 shares of Class A common stock issued pursuant

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

to the underwriters’ option to purchase additional shares of Class A common stock. The Corporation received $1,161,270,000 in net proceeds, after deducting underwriting discounts and commissions but before deducting offering expenses, which were used to purchase membership interests of TWM LLC from certain existing equityholders of TWM LLC (and cancelled the corresponding shares of common stock as described below), at a purchase price per interest equal to the public offering price of  $27.00, less the underwriting discounts and commissions payable thereon.
Reorganization Transactions
Prior to the closing of the IPO, a series of reorganization transactions (the “Reorganization Transactions”) was completed among the Corporation, TWM LLC and the following parties:
•
The Owners of TWM LLC prior to the Reorganization Transactions, including an indirect subsidiary (the “Refinitiv LLC Owner”) of Refinitiv, certain investment and commercial banks (collectively, the “Bank Stockholders”) and members of management, that continued to own LLC Interests (as defined below) immediately prior to the closing of the IPO and who received shares of the Corporation’s Class C common stock, shares of the Corporation’s Class D common stock or a combination of both, as the case may be (collectively, the “Continuing LLC Owners”); and

•
An indirect subsidiary (the “Refinitiv Direct Owner” and, together with the Refinitiv LLC Owner, the “Refinitiv Owners”) of Refinitiv that owned interests in an entity that held membership interests of TWM LLC prior to the Reorganization Transactions and contributed such entity to the Corporation (the “Refinitiv Contribution”).

The following Reorganization Transactions occurred:
•
TWM LLC’s limited liability company agreement (the “TWM LLC Agreement”) was amended and restated to, among other things, (i) provide for a new single class of common membership interests in TWM LLC (“LLC Interests”), (ii) exchange all of the existing membership interests of TWM LLC’s existing equityholders for LLC Interests and (iii) appoint the Corporation as the sole manager of TWM LLC. See Note 9 — Stockholders’ Equity.

•
The Corporation’s certificate of incorporation was amended and restated to, among other things, provide for Class A common stock, Class B common stock, Class C common stock and Class D common stock. See Note 9 — Stockholders’ Equity.

•
The Corporation issued 20,000,000 shares of Class C common stock and 105,289,005 shares of Class D common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they owned immediately following the amendment and restatement of the TWM LLC Agreement for nominal consideration (and the Corporation canceled 9,993,731 shares of such Class C common stock and 36,006,269 shares of such Class D common stock in connection with the Corporation’s purchase of LLC Interests from certain of the Bank Stockholders using the net proceeds of the IPO).

•
As a result of the Refinitiv Contribution (described above), the Corporation received 96,933,192 LLC Interests and the Refinitiv Direct Owner received 96,933,192 shares of Class B common stock. See Note 9 — Stockholders’ Equity.

•
The Corporation’s board of directors adopted a new omnibus equity incentive plan, under which equity awards may be made in respect of shares of the Corporation’s Class A common stock. It also assumed sponsorship of an option plan and PRSU plan formerly sponsored by TWM LLC. See Note 11 — Stock-Based Compensation Plans.

•
The Corporation entered into a tax receivable agreement (the “Tax Receivable Agreement”) with TWM LLC and the Continuing LLC Owners. See Note 8 — Tax Receivable Agreement.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

Acquisition of Parent Company and Presentation of Financial Statements
A majority interest of Refinitiv (formerly the Thomson Reuters Financial & Risk Business) was acquired by BCP on October 1, 2018 (the “Refinitiv Transaction”) from Thomson Reuters Corporation (“TR”). The accompanying consolidated financial statements are presented for two periods: predecessor and successor, which relate to the periods preceding and succeeding the Refinitiv Transaction, respectively. The Refinitiv Transaction results in a new basis of accounting beginning on October 1, 2018 and the financial reporting periods are presented as follows:
•
The successor period of the Company, reflecting the Refinitiv Transaction, as of June 30, 2019 and December 31, 2018 and for the three and six months ended June 30, 2019.

•
The predecessor period of the Company for the three and six months ended June 30, 2018.

See Note 3 — Pushdown Accounting.
2.   Significant Accounting Policies
The following is a summary of significant accounting policies:
Basis of Accounting
The consolidated financial statements have been presented in conformity with accounting principles generally accepted in the United States of America. All adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented, are normal and recurring in nature. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the difference may be material to the consolidated financial statements.
Basis of Presentation and Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
As discussed in Note 1 — Organization, as a result of the Reorganization Transactions, Tradeweb Markets Inc. consolidates TWM LLC and TWM LLC is considered to be the predecessor to Tradeweb Markets Inc. for financial reporting purposes. As a result, the consolidated financial statements for periods prior to the Reorganization Transactions have been adjusted to combine the previously separate entities for presentation purposes. However, Tradeweb Markets Inc. had no business transactions or activities and no substantial assets or liabilities prior to the Reorganization Transactions. As such, for periods prior to the completion of the Reorganization Transactions, the consolidated financial statements represent the historical financial condition and results of operations of TWM LLC and its subsidiaries. For periods after the completion of the Reorganization Transactions, the consolidated financial statements represent the financial condition and results of operations of the Company and report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

Cash and Cash Equivalents
Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities of less than three months.
Allowance for Doubtful Accounts
The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions, if any, to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expenses on the consolidated statements of income.
Furniture, Equipment, Purchased Software and Leasehold Improvements
Furniture, equipment, purchased software and leasehold improvements are carried at cost less accumulated depreciation. Depreciation for furniture, equipment and purchased software, including the allocated fair value of assets as a result of pushdown accounting (see Note 3 — Pushdown Accounting), is computed on a straight-line basis over the estimated useful lives of the related assets, ranging from three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the leasehold improvements or the remaining term of the lease for office space.
Furniture, equipment, purchased software and leasehold improvements are tested for impairment whenever events or changes in circumstances suggest that an asset’s carrying value may not be fully recoverable in accordance with Accounting Standards Codification (“ASC”) 360.
Software Development Costs
The Company capitalizes costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed, in accordance with ASC 350. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the application development stage which directly contribute to such development. Such costs are amortized on a straight-line basis over three years. Costs capitalized as part of the pushdown accounting allocation (see Note 3 — Pushdown Accounting) are amortized over nine years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable, or that their useful lives are shorter than originally expected. Non-capitalized software costs and routine maintenance costs are expensed as incurred.
Intangible Assets
Intangible assets with a finite life are amortized over the estimated lives, ranging from seven to sixteen years, in accordance with ASC 350. Intangible assets subject to amortization are tested for impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable in accordance with ASC 360. Intangible assets with an indefinite useful life are tested for impairment at least annually. An impairment loss is recognized if the sum of the estimated discounted cash flows relating to the asset or asset group is less than the corresponding book value.
Goodwill
Goodwill is the excess of the fair value of the Company above the fair value accounting basis of the net assets and liabilities of the Company under pushdown accounting. Goodwill is also the cost of acquired companies in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is not amortized, but in accordance with ASC 350, goodwill is tested for impairment annually and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be fully

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

recoverable. In 2019, the Company changed the annual date on which goodwill is tested for impairment from July 1st to October 1st to align with the annual impairment testing date of the Company’s Parent. This change did not accelerate, delay, avoid or cause an impairment charge, nor did this change result in adjustments to any previously issued financial statements. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.
Deferred IPO Costs
In 2018 the Company began incurring costs in connection with the filing of a Registration Statement on Form S-1, which are deferred in other assets in accordance with ASC 505-10-25 in the consolidated statements of financial condition. IPO costs consist of legal, accounting, and other costs directly related to the Company’s efforts to raise capital through an IPO. As of June 30, 2019, $15.9 million of deferred costs were reclassified from other assets to additional paid-in capital on the consolidated statements of financial condition. See Note 9 — Stockholders’ Equity.
Translation of Foreign Currency
Revenues and expenses denominated in foreign currencies are translated at the rate of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the consolidated statements of financial condition date. Foreign currency re-measurement gains or losses on transactions in nonfunctional currencies are recognized in the consolidated statements of income. Gains or losses on translation in the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included as a component of comprehensive income.
Income Tax
The Corporation is subject to U.S. federal, state and local income taxes with respect to its taxable income, including its allocable share of any taxable income of TWM LLC, and is taxed at prevailing corporate tax rates. TWM LLC is a multiple member limited liability company taxed as a partnership and accordingly any taxable income generated by TWM LLC is passed through to and included in the taxable income of its members, including the Corporation, on a pro rata basis. Income taxes also include unincorporated business taxes on income earned or losses incurred for conducting business in certain state and local jurisdictions, income taxes on income earned or losses incurred in foreign jurisdictions on certain operations and federal and state income taxes on income earned or losses incurred, both current and deferred, on subsidiaries that are taxed as corporations for U.S. tax purposes.
The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company measures deferred taxes using the enacted tax rates and laws that will be in effect when such temporary differences are expected to reverse. Based on the weight of the positive and negative evidence considered, management believes that it is more likely than not that the Company will be able to realize its deferred tax assets in the future, therefore, no valuation allowance is necessary.
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
The Company recognizes interest and penalties related to income taxes within the provision for income taxes in the consolidated statements of income. Accrued interest and penalties are included within accounts payable, accrued expenses and other liabilities in the consolidated statements of financial condition.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

The Company has elected to treat taxes due on future U.S. inclusions in taxable income under the global intangible low-taxed income (“GILTI”) provision of the Tax Cuts and Jobs Act as a current period expense when incurred.
Revenue Recognition
The Company earns transaction fees from transactions executed on the Company’s trading platforms through various fee plans. Transaction fees are generated both on a variable and fixed price basis and vary by geographic region, product type and trade size. For variable transaction fees, the Company charges clients fees based on the mix of products traded and the volume of transactions executed. Transaction fee revenue is recorded at a point in time when the trade occurs and is generally billed monthly.
The Company earns subscription fees from granting access to institutional investors to the Company’s electronic marketplaces. Subscription fees are recognized into income in the period that access is provided on a monthly basis. Also included in subscription fees are viewer fees earned monthly from institutional investors accessing fixed income market data. The frequency of subscription fee billings varies from monthly to annually, depending on contract terms. Fees received by the Company which are not yet earned are included in deferred revenue on the consolidated statements of financial condition until the revenue recognition criteria has been met.
The Company earns commission revenue from its electronic and voice brokerage services on a riskless principal basis. Riskless principal revenues are derived on matched principal transactions where revenues are earned on the spread between the buy and sell price of the transacted product. Securities transactions and related commission income for brokerage transactions are recorded on a trade-date basis. This income is recognized by the Company when the transactions settle. Commission revenue is collected by the Company when the trade settles or is billed monthly.
The Company earns fees from Refinitiv, formerly TR in the predecessor periods, relating to the sale of market data to Refinitiv, which redistributes that data. Included in these fees, which are billed quarterly, are real-time market data fees which are recognized in the period that the data is provided, generally on a monthly basis and historical data sets which are recognized when the historical data set is provided to Refinitiv.
On January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers, using the modified retrospective approach. The adoption of ASU 2014-09 did not have a material impact on the measurement or recognition of revenue in any prior reporting periods. However, subsequent to the adoption, the Company was required to make significant judgements for the Refinitiv market data fees. Significant judgements used in accounting for this contract include:
•
The provision of real-time market data feeds and annual historical data sets are distinct performance obligations.

•
The performance obligations under this contract are recognized over time from the initial delivery of the data feeds or each historical data set until the end of the contract term.

•
Determining the transaction price for the performance obligations by using a market assessment analysis. Inputs in this analysis include a consultant study which determined the overall value of the Company’s market data and pricing information for historical data sets provided by other companies.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

Some revenues earned by the Company have fixed fee components, such as monthly minimums or fixed monthly fees, and variable components, such as transaction based fees. The breakdown of revenues between fixed and variable revenues, in thousands, for the three and six months ended June 30, 2019 and 2018 is as follows:
	Successor		Successor		Predecessor		Predecessor
	Three Months Ended June 30, 2019		Six Months Ended June 30, 2019		Three Months Ended June 30, 2018		Six Months Ended June 30, 2018
	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	(in thousands)				(in thousands)
Revenues
Transaction fees	$79,577	$24,375	$158,492	$48,100	$69,557	$21,473	$139,194	$41,975
Subscription Fees including Refinitiv market data fees	435	47,516	890	95,122	425	49,303	900	97,391
Commissions	26,635	9,778	50,945	19,665	17,346	10,207	35,126	20,310
Other	302	1,867	605	3,458	14	2,690	26	5,596
Gross revenue	$106,949	$83,536	$210,932	$166,345	$87,342	$83,673	$175,246	$165,272
Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718. ASC 718 focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for stock-based payments. Under ASC 718, the stock-based payments received by the employees of the Company are accounted for either as equity awards or as liability awards.
As an equity award, the Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period, with an offsetting increase to additional paid-in capital.
As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through the settlement in accordance with ASC 505. Changes in the equity instrument’s fair value during the requisite service period are recognized as compensation cost over that period.
For periods following the Reorganization Transactions and the IPO, the fair value of new equity instrument grants is determined based on the price of the Company’s Class A common stock on the grant date.
Under ASC 718, the grant-date fair value of stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. The grant-date fair value of stock-based awards that require future service, and are graded-vesting awards, are amortized over the relevant service period on a straight-line basis, with each tranche separately measured. The grant-date fair value of stock-based awards that require both future service and the achievement of Company performance-based conditions, are amortized over the relevant service period for the performance-based condition. If in a reporting period it is determined that the achievement of a performance target for a performance-based tranche is not probable, then no expense is recognized for that tranche and any expenses already recognized relating to that tranche in prior reporting periods are reversed in the current reporting period.
In October 2018, following the closing of the Refinitiv Transaction, the Company made a special award of options to management and other employees (the “Special Option Award”) under the Amended and Restated Tradeweb Markets Inc. Option Plan (the “Option Plan”). In accounting for the options issued

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

under the Option Plan, compensation expense is measured and recognized for all awards based on their estimated fair values measured as of the grant date. Costs related to these options will be recognized as an expense in the consolidated statements of income over the requisite service period, with an offsetting increase to additional paid-in capital. The non-cash stock-based compensation expense associated with the Special Option Award began being expensed in the second quarter of 2019, with a charge of  $20.4 million, and will continue to be expensed over the following three years.
Determining the appropriate fair value model and calculating the fair value of the stock-based awards requires the input of highly subjective assumptions, including the expected life of the stock-based awards and the stock price volatility. The Company uses the Black-Scholes pricing model to value some of its stock-based awards.
Earnings Per Share
Basic earnings per share is computed by dividing the net income attributable to the Company’s shares by the weighted-average number of the Company’s shares outstanding during the period. For purposes of computing diluted earnings per share, the weighted-average number of the Company’s shares reflects the dilutive effect that could occur if securities that qualify as participating securities were converted into or exchanged or exercised for TWM LLC’s shares, in the pre-IPO period, and the Corporation’s Class A or Class B common stock, in the post-IPO period, using the treasury stock method, as applicable.
Shares of Class C and Class D common stock do not have economic rights in Tradeweb Markets Inc. and, therefore, are not participating securities for purposes of the computation of earnings per share.
Fair Value Measurement
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.
The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Basis of Fair Value Measurement
Level 1:
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:
Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3:
Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Recent Accounting Pronouncements — Not Yet Adopted
In June 2016, the FASB issued ASU 2016 – 13, Financial Instruments — Credit Losses. The ASU provides new guidance for estimating credit losses on certain types of financial instruments by introducing an approach based on expected losses. This ASU is applicable for the Company in the fiscal year beginning January 1, 2020. The Company is currently evaluating the impact of this ASU on the Company’s consolidated financial statements.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

In January 2017, the FASB issued ASU 2017 – 04, Intangibles — Goodwill and Other. The ASU simplifies the quantitative goodwill impairment test by eliminating the second step of the test. Under this ASU, impairment will be measured by comparing the estimated fair value of the reporting unit with its carrying value. The ASU is applicable for the Company in the fiscal year beginning January 1, 2021. The Company does not anticipate the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.
3.   Pushdown Accounting
The Refinitiv Transaction was accounted for by Refinitiv in accordance with the acquisition method of accounting pursuant to ASC 805, and pushdown accounting was applied to Refinitiv to record the fair value of the assets and liabilities of Refinitiv on the date of the Refinitiv Transaction. The Company, as a consolidating subsidiary of Refinitiv, also accounted for the Refinitiv Transaction using pushdown accounting. Under pushdown accounting, the excess of the fair value of the Company above the fair value accounting basis of the net assets and liabilities of the Company was recorded as goodwill. At June 30, 2019 and December 31, 2018, goodwill amounted to $2,695,000. The Company has one year from the date of the Refinitiv Transaction to finalize these amounts.
The adjusted valuations resulted in an increase in depreciation and amortization expense, due to the increased carrying value of the Company’s assets and the related increase in depreciation of tangible assets and amortization of intangible assets, and a decrease in occupancy expense as a result of the recognition of a leasehold interest liability.
4.   Leases
Effective January 1, 2019, the Company adopted ASC 842. This standard requires the Company to recognize a right-of-use asset and a lease liability for all leases with an initial term in excess of twelve months. The Company accounts for an option to extend a lease when the option is reasonably certain to be exercised. The asset reflects the present value of unpaid lease payments coupled with initial direct costs, prepaid lease payments and lease incentives. The amount of the lease liability is calculated as the present value of unpaid lease payments. The Company adopted ASC 842 using a modified retrospective approach and did not restate comparative periods. The Company elected to take the package of practical expedients allowing the Company to not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) initial direct costs for any existing leases. The Company has elected to account for nonlease components in a contract as part of the single lease component to which they are related.
Significant assumptions and judgements in calculating the right-of-use assets and lease liability include the determination of the applicable borrowing rate for each lease.
On January 1, 2019, upon the adoption of ASC 842, the Company recorded, for office space and data center leases in the US and UK, right-of-use assets of  $34,760,000, lease liabilities of  $39,635,000 and eliminated deferred rent of  $4,875,000. The leases have initial lease terms ranging from 3 to 11 years.
Activity related to the Company’s leases for the three and six months ended June 30, 2019 is as follows (in thousands):
	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Operating lease expense	2,558	$5,147
Cash for amounts included in the measurement of operating liability	2,803	5,637
Right-of-use assets obtained in exchange for operating liabilities	—	—

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

At June 30, 2019, the weighted average borrowing rate and weighted average lease term are as follows:
Weighted average borrowing rate	2.9%
Weighted average remaining lease term (years)	6.0
The following table presents the maturity of lease liabilities as of June 30, 2019 (in thousands):
Remainder of 2019	$5,640
2020	7,684
2021	5,349
2022	4,050
2023	3,876
Thereafter	11,151
Total future minimum lease payments	37,750
Less imputed interest	(3,222)
Lease liability	$34,528
At June 30, 2019, the future minimum lease payments are as follows (in thousands):
Remainder of 2019	$5,640
2020	7,684
2021	5,349
2022	4,050
2023	3,876
Thereafter	11,151
$37,750
One US lease is secured by a letter of credit in the amount of  $1,200,000, which is guaranteed by Refinitiv.
5.   Intangible Assets and Goodwill
Intangible assets and goodwill relate to the allocation of purchase price associated with the Refinitiv Transaction (see Note 3 — Pushdown Accounting).
The following is a summary of intangible assets which have an indefinite useful life at both June 30, 2019 and December 31, 2018 (in thousands):
Licenses	$168,800
Tradename	154,300
Total	$323,100

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised as follows (in thousands):
		Successor			Successor
		June 30, 2019			December 31, 2018
	Amortization Period	Cost	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Amortization	Net Carrying Amount
Customer relationships – Refinitiv Transaction	12 Years	$928,200	$(58,012)	$870,188	$928,200	$(19,338)	$908,862
Content and data	7 Years	154,400	(16,543)	137,857	154,400	(5,514)	148,886
		$1,082,600	$(74,555)	$1,008,045	$1,082,600	$(24,852)	$1,057,748
Amortization expense relating to intangible assets was $24,852,000 and $49,704,000, respectively, for the three and six months ended June 30, 2019, and $6,557,000 and $13,063,000, respectively, for the three and six months ended June 30, 2018.
The estimated annual future amortization for existing intangibles assets through December 31, 2023 is as follows (in thousands):
Remainder of 2019	$49,704
2020	99,408
2021	99,408
2022	99,408
2023	99,408
6.   Deferred Revenue
The Company records deferred revenue when cash payments are received or due in advance of services to be performed. The recognized revenue and remaining balance is shown below (in thousands):
Deferred revenue balance – December 31, 2018	$27,883
New billings	54,735
Revenue recognized	(57,348)
Deferred revenue balance – June 30, 2019	$25,270
7.   Income Taxes
The Company’s effective tax rate was 20.3% and 4.5% for the three months ended June 30, 2019 and 2018, respectively, and 14.2% and 4.9% for the six months ended June 30, 2019 and 2018, respectively. The significant increase in the effective tax rate for the three months and six months ended June 30, 2019 was primarily due to the Reorganization Transactions. Prior to the Reorganization Transactions, incomes taxes consisted only of business taxes incurred by TWM LLC and certain subsidiaries for business conducted in certain state, local and foreign jurisdictions as well as federal, state and local taxes for certain subsidiaries that are taxed as corporations for U.S. tax purposes. As a result of the Reorganization Transactions, the Corporation is subject to U.S. federal, state and local income taxes with respect to its taxable income, including its allocable share of any taxable income of TWM LLC, and is taxed at prevailing corporate tax rates. The Company’s actual effective tax rate will be impacted by the Corporation’s ownership share of TWM LLC, which may increase over time if the Continuing LLC Owners redeem or exchange their LLC Interests for shares of Class A common stock or Class B common stock, as applicable.
The Company’s consolidated effective tax rate will vary from period to period depending on redemptions or exchanges by the Continuing LLC Owners, changes in the geographic mix of its earnings and changes in tax legislation and tax rates.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

The Company expects to obtain an increase in its share of the tax basis of the assets of TWM LLC when LLC Interests are redeemed or exchanged by the Continuing LLC Owners and in connection with certain other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts that the Corporation would otherwise pay in the future to various tax authorities. Pursuant to the Tax Receivable Agreement, the Corporation is required to make cash payments to the Continuing LLC Owners equal to 50% of the amount of U.S. federal, state and local income or franchise tax savings, if any, that the Corporation actually realizes (or in some circumstances are deemed to realize) as a result of certain future tax benefits to which we may become entitled. The Corporation expects to benefit from the remaining 50% of tax benefits, if any, that the Corporation may actually realize. See Note 8 — Tax Receivable Agreement. As a result of the IPO, the Company assumed a tax benefit of  $93,194,000, due to an increase in amortizable tax basis that will be amortized primarily over 15 years pursuant to Section 197 of the Internal Revenue Code of 1986, as amended, offset by other factors. The tax benefit has been recognized in deferred tax asset on the June 30, 2019 consolidated statement of financial condition.
As a result of the Refinitiv Contribution, the Company assumed the tax liabilities of the contributed entity. The contributed entity is under audit by the State of New Jersey for the tax years 2012-2015 and is appealing a tax assessment from an audit by the State of New Jersey for the tax years 2008-2011. The Company recognized a tax liability of  $2,722,000 as a result of the Refinitiv Contribution which is included in accounts payable, accrued expenses and other liabilities on the June 30, 2019 consolidated statement of financial condition. The Company is indemnified by Refinitiv for tax liabilities that were assumed by the Company as a result of the Refinitiv Contribution. See Note 12 — Related Party Transactions.
8.   Tax Receivable Agreement
In connection with the Reorganization Transactions, the Corporation entered into the Tax Receivable Agreement with TWM LLC and the Continuing LLC Owners, which provides for the payment by the Corporation to a Continuing LLC Owner of 50% of the amount of U.S. federal, state and local income or franchise tax savings, if any, that the Corporation actually realizes (or in some circumstances is deemed to realize) as a result of  (i) increases in the tax basis of TWM LLC’s assets resulting from (a) the purchase of LLC Interests from such Continuing LLC Owner using the net proceeds of the IPO or any future offering or (b) redemptions or exchanges by such Continuing LLC Owner of LLC Interests for shares of Class A common stock or Class B common stock or for cash, as applicable, and (ii) certain other tax benefits related to the Corporation making payments under the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are made annually based on the actual tax savings realized by the Corporation in its previous tax year.
In connection with the IPO, the Company recorded an initial liability of  $171,426,000 related to its projected obligations under the Tax Receivable Agreement for LLC Interests that were purchased by the Corporation using the net proceeds of the IPO.
The Corporation accounts for the income tax effects resulting from taxable redemptions or exchanges of LLC Interests by the Continuing LLC Owners for shares of Class A common stock or Class B common stock or cash, as the case may be, by recognizing an increase in deferred tax assets, based on enacted tax rates at the date of each redemption or exchange, as the case may be. Further, the Corporation evaluates the likelihood that it will realize the benefit represented by the deferred tax asset, and, to the extent that the Corporation estimates that it is more likely than not that it will not realize the benefit, it reduces the carrying amount of the deferred tax asset with a valuation allowance.
The impact of any changes in the projected obligations under the Tax Receivable Agreement as a result of changes in the geographic mix of the Company’s earnings, changes in tax legislation and tax rates or other factors that may impact the Corporation’s tax savings will be reflected in income before taxes on the consolidated statement of income in the period in which the change occurs.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

9.   Stockholders’ Equity
Initial Public Offering
As described in Note 1 — Organization, in April 2019 Tradeweb Markets Inc. completed its IPO of 46,000,000 shares of Class A common stock at a public offering price of  $27.00, which includes 6,000,000 shares of Class A common stock issued pursuant to the underwriters’ option to purchase additional shares of Class A common stock. The Corporation received $1,161,270,000 in net proceeds, after deducting underwriting discounts and commissions but before deducting offering expenses, which were used to purchase LLC Interests from certain of the Bank Stockholders (and cancelled the corresponding shares of common stock as described below), at a purchase price per interest equal to the public offering price of $27.00, less the underwriting discounts and commissions payable thereon.
Reorganization Transactions
In connection with the IPO, the Reorganization Transactions described below were completed.
Amendment and Restatement of Certificate of Incorporation
On April 3, 2019, the certificate of incorporation of Tradeweb Markets Inc. was amended and restated to, among other things, provide for the authorization of  (i) 250,000,000 shares of preferred stock with a par value of  $0.00001 per share (ii) 1,000,000,000 shares of Class A common stock with a par value of  $0.00001 per share; (iii) 450,000,000 shares of Class B common stock with a par value of  $0.00001 per share; (iv) 350,000,000 shares of Class C common stock with a par value of  $0.00001 per share; and (v) 300,000,000 shares of Class D common stock with a par value of  $0.00001 per share.
Each share of Class A common stock and Class C common stock entitles its holder to one vote on all matters presented to the Corporation’s stockholders generally. Each share of Class B common stock and Class D common stock entitles its holder to ten votes on all matters presented to the Corporation’s stockholders generally. The holders of Class C common stock and Class D common stock have no economic interests in the Corporation (where “economic interests” means the right to receive any dividends or distributions, whether cash or stock, in connection with common stock). These attributes are summarized in the following table:
Class of Common Stock	Par Value	Votes	Economic Rights
Class A common stock	$0.00001	1	Yes
Class B common stock	$0.00001	10	Yes
Class C common stock	$0.00001	1	No
Class D common stock	$0.00001	10	No
Holders of outstanding shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to the Corporation’s stockholders for their vote or approval, except as otherwise required by applicable law.
Holders of Class B common stock may from time to time exchange all or a portion of their shares of Class B common stock for newly issued shares of Class A common stock on a one-for-one basis (in which case their shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance). Holders of Class D common stock may also from time to time exchange all or a portion of their shares of Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance). In addition, with respect to each Bank Stockholder that holds shares of Class D common stock, immediately prior to the occurrence of any event that would cause the combined voting power held by such

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

Bank Stockholder to exceed 4.9%, the minimum number of shares of Class D common stock of such Bank Stockholder that would need to convert into shares of Class C common stock such that the combined voting power held by such Bank Stockholder would not exceed 4.9% will automatically convert into shares of Class C common stock.
Each share of Class B common stock will automatically convert into one share of Class A common stock and each share of Class D common stock will automatically convert into one share of Class C common stock (i) immediately prior to any sale or other transfer of such share by a holder or its permitted transferees to a non-permitted transferee or (ii) once the Refinitiv Owners and their affiliates together no longer beneficially own a number of shares of common stock and LLC Interests that together entitle them to at least 10% of TWM LLC’s economic interest. Holders of LLC Interests that receive shares of Class C common stock upon any such conversion may continue to elect to have their LLC Interests redeemed for newly issued shares of Class A common stock as described below (in which case their shares of Class C common stock will be cancelled on a one-for-one basis upon such issuance).
Recapitalization of Tradeweb Markets LLC
On April 4, 2019, the TWM LLC Agreement was amended and restated to, among other things, (i) provide for the LLC Interests, (ii) exchange all of the existing membership interests of TWM LLC’s existing equityholders for LLC Interests and (iii) appoint the Corporation as the sole manager of TWM LLC.
All of the shares of TWM LLC outstanding prior to the Reorganization Transactions were exchanged for 222,222,197 LLC Interests. TWM LLC’s outstanding shares prior to the Reorganization Transactions consisted of the following classes of shares:
Class A Shares	146,333
Class C Shares	447
Class P(A) Shares	6,887
Class P(C) Shares	2
Class P-1(A) Shares	6,094
Class P-1(C) Shares	232
The TWM LLC Agreement requires that TWM LLC at all times maintain (i) a one-to-one ratio between the number of shares of Class A common stock and Class B common stock issued by the Corporation and the number of LLC Interests owned by the Corporation and (ii) a one-to-one ratio between the number of shares of Class C common stock and Class D common stock issued by the Corporation and the number of LLC Interests owned by the holders of such Class C common stock and Class D common stock.
LLC Interests held by the Continuing LLC Owners are redeemable, at the election of such holders, for newly issued shares of Class A common stock or Class B common stock, as the case may be, on a one-for-one basis (and such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). In the event of such election by a Continuing LLC Owner, the Corporation may, at its option, effect a direct exchange of Class A common stock or Class B common stock for such LLC Interests of the redeeming holders in lieu of such redemption. In addition, the Corporation’s board of directors may, at its option, instead of the foregoing redemptions or exchanges of LLC Interests, cause the Corporation to make a cash payment equal to the volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the TWM LLC Agreement.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

Issuance and Cancellation of Common Stock
•
As a result of the Refinitiv Contribution, the Corporation received 96,933,192 LLC Interests and the Refinitiv Direct Owner received 96,933,192 shares of Class B common stock.

•
The Corporation issued 20,000,000 shares of Class C common stock and 105,289,005 shares of Class D common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they owned immediately following the amendment and restatement of the TWM LLC Agreement for nominal consideration (the Corporation canceled 9,993,731 shares of such Class C common stock and 36,006,269 shares of such Class D common stock in connection with the Corporation’s purchase of LLC Interests from certain of the Bank Stockholders using the net proceeds of the IPO).

Following the completion of the Reorganization Transactions, including the IPO and the application of the proceeds therefrom as described above, (i) the investors in the IPO collectively owned 46,000,000 shares of Class A common, representing 2.7% of the combined voting power of all of the Corporation’s common stock and, through the Corporation’s ownership of LLC Interests, 20.7% of the economic interest in TWM LLC; (ii) the Refinitiv Direct Owner owned 96,933,192 shares of Class B common stock, representing 56.4% of the combined voting power of all of the Corporation’s common stock and, through the Corporation’s ownership of LLC Interests, 43.6% of the economic interest in TWM LLC; (iii) the Refinitiv LLC Owner owned 22,988,329 shares of Class D common stock, representing 13.4% of the combined voting power of all of the Corporation’s common stock, and 22,988,329 LLC Interests, representing 10.3% of the economic interest in TWM LLC, (iv) the Continuing LLC Owners that continue to own LLC Interests (other than the Refinitiv LLC Owner) collectively owned 10,006,269 shares of Class C common stock and 46,294,407 shares of Class D common stock, representing 27.5% of the combined voting power of all of the Corporation’s common stock, and 56,300,676 LLC Interests, representing 25.3% of the economic interest in TWM LLC; and (v) the Corporation owned 142,933,192 LLC Interests, representing 64.3% of the economic interest in TWM LLC.
10.   Non-Controlling Interests
In connection with the Reorganization Transactions, Tradeweb Markets Inc. became the sole manager of TWM LLC and, as a result of this control, and because Tradeweb Markets Inc. has a substantial financial interest in TWM LLC, consolidates the financial results of TWM LLC into its consolidated financial statements. The non-controlling interests balance reported on the June 30, 2019 statement of financial condition represents the economic interests of TWM LLC held by the holders of LLC Interests other than Tradeweb Markets Inc. Income or loss is attributed to the non-controlling interests based on the relative ownership percentages of LLC Interests held by Tradeweb Markets Inc., on the one hand, and the other holders of LLC Interests, on the other hand, during the period.
The following table summarizes the ownership interest in Tradeweb Markets LLC:
	June 30, 2019
	LLC Interests	Ownership %
Number of LLC Interests held by Tradeweb Markets Inc.	142,933,192	64.3%
Number of LLC Interests held by non-controlling interests	79,289,005	35.7%
Total LLC Interests outstanding	222,222,197	100%
LLC Interests held by the Continuing LLC Owners are redeemable at the election of the members for shares of Class A common stock or Class B common stock, on a one-for-one basis or, at the Company’s option, a cash payment in accordance with the terms of the TWM LLC Agreement. See Note 9 — Stockholders’ Equity.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

The following table summarizes the impact on equity due to changes in the Company’s ownership interest in Tradeweb Markets LLC (in thousands):
	Successor	Successor
Net Income Attributable to Tradeweb Markets Inc. and Transfers (to) from the Non-controlling Interest	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
Net income attributable to Tradeweb Markets Inc.	$12,828	$12,828
Transfers (to) from non-controlling interest:
Allocation of equity to non-controlling interests arising from the reorganization transactions and IPO	(1,607,529)	(1,607,529)
Change from net income attributable to Tradeweb Markets Inc. and transfers (to) from non-controlling interest	$(1,594,701)	$(1,594,701)
11.   Stock-Based Compensation Plans
The Company maintains a stock-based incentive plan (the “PRSU Plan”) which provides for the grant of performance-based restricted share units (“PRSUs”) to encourage employees of the Company to participate in the long-term success of the Company.
PRSUs generally vest in the third plan year following the year of grant and are equity-settled in shares of Class A common stock (except as described below). The outstanding PRSUs vest on January 1, 2020, 2021 and 2022. The number of PRSUs initially awarded is subsequently adjusted (upward or downward) by a performance modifier, based on the financial performance of the Company in the year of the grant. If an employee’s employment with the Company is terminated, subject to certain exceptions, all unvested PRSUs are forfeited.
The following table summarizes information for equity-settled PRSUs of the Company (in thousands, except weighted average grant date fair value per unit):
	Successor	Successor
Equity-Settled PRSUs	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019
PRSU compensation expense	$6,894	$11,671
Income tax benefit	—	—
PRSU compensation expense, net of taxes	$6,894	$11,671
Weighted-average grant date fair value per unit	$22.19	$22.19
Total fair value of vested PRSUs	$—	$—
The Company previously granted cash-settled PRSUs, some of which are still outstanding and are accounted for as liability awards. The Company measures the cost of employee services received in exchange for the award based on the fair value of the Company and the value of accumulated dividend rights associated with each award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award’s fair value during the requisite service period is recognized as compensation cost over that period.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

The following table summarizes information for cash-settled PRSUs of the Company (in thousands, except weighted average fair value per unit):
	Successor	Successor	Predecessor	Predecessor
Cash-Settled PRSUs	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
PRSU compensation expense	$419	$519	$5,209	$11,155
Income tax benefit	—	—	—	—
PRSU compensation expense, net of taxes	$419	$519	$5,209	$11,155
Weighted-average fair value per unit	$63,497	$63,497	$33,672	$33,672
Total fair value of vested PRSUs	$—	$—	$—	$—
The Corporation maintains an option plan (the “Option Plan”) which provides for the grant of stock options. In October 2018, the Company made a special award of options under the Option Plan. Each option vests one half based solely on the passage of time and one half only if the Company achieves certain performance targets. The time vesting portion of the options has a graded vesting schedule with vesting dates of January 1, 2019, 2020, 2021 and 2022, with accelerated vesting for time-based options with vesting dates of January 1, 2021 and 2022 upon the completion of an initial public offering.
In accounting for the options issued under the Option Plan, the Company measures and recognizes compensation expense for all awards based on their estimated fair values measured as of the grant date. These options are exercisable only any time following the closing of an initial public offering or during a 15-day period following a change in control of the Company (and certain other sales of equity by the Company’s shareholders). Costs related to these options are recognized as an expense in the consolidated statements of income over the requisite service period, when exercisability is considered probable, with an offsetting increase to additional paid-in capital. As a result, expense recognition commenced upon the completion of the IPO, with $18,883,000 recognized as compensation expense related to these options immediately upon the completion of the IPO.
The following table summarizes information for options of the Company (in thousands, except weighted average fair value per unit):
	Successor	Successor	Predecessor	Predecessor
Options	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Option compensation expense	$20,403	$20,403	$—	$—
Income tax benefit	—	—	—	—
Option compensation expense, net of taxes	$20,403	$20,403	$—	$—
Weighted-average fair value per unit	$1.85	$1.85	$—	$—
Total fair value of vested options	$16,309	$16,309	$—	$—
As of June 30, 2019, total unrecognized compensation expense related to non-vested stock-based compensation arrangements and the expected recognition period are as follows (in thousands):
	Cash-Settled PRSUs	Equity Settled PRSUs	Options
Total unrecognized compensation cost	$ 558	$ 41,237	$ 12,923
Weighted-average recognition period	1.3 years	2.0 years	1.7 years

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

12.   Related Party Transactions
The Company enters into transactions with affiliates of Refinitiv which are considered to be related party transactions. The Company also enters into transactions with affiliates of the Bank Stockholders. Prior to the Reorganization Transactions, the Bank Stockholders were considered to be related parties of the Company. As a result of the Reorganization Transactions, they are no longer considered to be related parties. As a result, the related party transactions listed below include transactions with affiliates of Refinitiv for all periods presented and only includes transactions with affiliates of the Bank Stockholders for pre-IPO periods.
At June 30, 2019 and December 31, 2018, the following balances with such affiliates were included in the consolidated statements of financial condition in the following line items (in thousands):
	Successor	Successor
	June 30, 2019	December 31, 2018
Cash and cash equivalents	$—	$283,790
Receivables from brokers and dealers and clearing organizations	—	3,332
Deposits with clearing organizations	—	500
Accounts receivable	—	40,730
Receivable from affiliates	2,849	3,243
Other assets	—	9
Payable to brokers and dealers and clearing organizations	—	2,404
Deferred revenue	4,772	9,151
Payable to affiliates	6,004	5,009
The following balances with such affiliates were included in the consolidated statements of income in the following line items (in thousands):
	Successor		Predecessor
	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Revenue:
Transaction fees(1)	$—	$59,643	$53,949	$106,867
Subscription fees(1)	—	5,670	5,961	11,181
Commissions(1)	—	16,186	11,505	23,136
Refinitiv market data fees(2)	13,385	27,001	12,081	24,318
Operating Income:(3)
Interest income	—	858	7	28
Expenses
Shared Services Fees(4) :
Technology and communications	740	1,480	740	1,480
General and administrative	191	371	180	360
Occupancy	155	310	155	310

(1)
For pre-IPO periods, represents fees and commissions from affiliates of the Bank Stockholders.

(2)
The Company maintains a market data license agreement with Refinitiv (TR in the predecessor

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

period). Under the agreement, the Company delivers to Refinitiv certain market data feeds which Refinitiv redistributes to its customers. The Company earns license fees or royalties for these feeds.
(3)
For pre-IPO periods, represents interest income from money market funds invested with and savings accounts deposited with affiliates of the Bank Stockholders.

(4)
The Company maintains a shared services agreement with Refinitiv (TR in the predecessor period). Under the terms of the agreement, Refinitiv provides the Company with certain real estate, payroll, benefits administration, insurance, content, financial reporting and tax support.

The Company reimburses affiliates of Refinitiv (TR in the predecessor period) for expenses paid on behalf of the Company for various services including salaries and bonuses, marketing, professional fees, communications, data costs and certain other administrative services. For the three and six months ended June 30, 2019, the Company reimbursed such affiliates approximately $3,211,000 and $4,238,000, respectively, for these expenses. For the three and six months ended June 30, 2018, the Company reimbursed such affiliates approximately $6,258,000 and $28,408,000, respectively, for these expenses.
The Company is indemnified by Refinitiv for any tax liabilities that existed in the entity contributed by Refinitiv as a result of the Refinitiv Contribution. At June 30, 2019, $2,722,000 is included in other assets on the June 30, 2019 consolidated statement of financial condition related to this indemnification.
During 2014, the Company issued Class A Shares and unvested Class P-1(A) Shares to some of the Bank Stockholders as a result of a $120,000,000 capital contribution. In connection with this investment, employees invested $5,266,000 in the Company and were issued Class C Shares and unvested Class P-1(C) Shares. Certain Class P-1(A) Shares and Class P-1(C) Shares vested on July 31, 2018, based on a formula determined by the Company’s new credit platforms’ revenues and any remaining unvested Class P-1(A) Shares and Class P-1(C) Shares were cancelled and as a result no contingent consideration has been recognized related to these shares subsequent to that date. The Company recognized contingent consideration for the three months and six months ended June 30, 2018 of  $19,297,000 and $29,367,000, respectively, relating to these shares, which is included in net revenue on the consolidated statements of income.
13.   Fair Value of Financial Instruments
Certain financial instruments that are not carried at fair value on the consolidated statements of financial condition are carried at amounts that approximate fair value. These instruments include deposits with clearing organizations and accounts receivable.
The Company’s money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.
The Company has no instruments that are classified within level 2 or level 3 of the fair value hierarchy.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

The fair value measurements are as follows (in thousands):
Successor	Quoted Prices in active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of June 30, 2019
Assets
Money market funds	$113,180	$—	$—	$113,180
	$113,180	$—	$—	$113,180
As of December 31, 2018
Assets
Money market funds	$127,927	$—	$—	$127,927
	$127,927	$—	$—	$127,927
14.   Credit Risk
The Company may be exposed to credit risk regarding its receivables, which are primarily receivables from financial institutions, including investment managers and broker/dealers. At June 30, 2019 and December 31, 2018, the Company established an allowance for doubtful accounts of  $1,273,000 and $1,169,000, respectively, with regard to these receivables.
In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.
A substantial number of the Company’s transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company’s exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients’ ability to satisfy their obligations to the Company.
The Company does not expect nonperformance by counterparties in the above situations. However, the Company’s policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.
15.   Commitments and Contingencies
In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the electronic marketplaces of the Company infringe upon the intellectual property or other proprietary right of a third party. The Company’s exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.
The Company has been named as a defendant, along with other financial institutions, in antitrust class actions (consolidated into two actions) relating to trading practices in United States Treasury securities auctions. The Company has filed a motion to dismiss the actions, believes it has substantial defenses to the other plaintiff’s claims and intends to defend itself vigorously. The Company was dismissed from a class action relating to an interest rate swaps matter in 2017, but that matter continues against the remaining defendant financial institutions.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

The Company is a co-defendant in a matter relating to the distribution of financial strength ratings over the Company’s trading platform to one of its customers. The matter alleges that while certain business units of the client were licensed to receive the data via the Company’s platform, the data was also distributed without authorization to certain end clients of the customer. The plaintiff claims to have suffered approximately $80,000,000 in damages and also seeks punitive damages, attorneys’ fees and costs. The Company intends to continue to vigorously defend what the Company believes to be meritless and excessive claims.
The Company records its best estimate of a loss, including estimated defense costs, when the loss is considered probable and the amount of such loss can be reasonably estimated. Based on its experience, the Company believes that the amount of damages claimed in a legal proceeding is not a meaningful indicator of the potential liability. At this time, the Company cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to its pending legal proceedings, including the matters described above, and therefore does not have any contingency reserves established for any of these matters.
Revolving Credit Facility
On April 8, 2019, the Company entered into a five year, $500 million senior secured revolving credit facility (“Credit Facility”) with a syndicate of banks. The Credit Facility provides additional borrowing capacity to be used to fund ongoing working capital needs, letters of credit and for general corporate purposes, including potential future acquisitions and expansions.
Under the terms of the credit agreement that governs the Credit Facility, borrowings under the Credit Facility bear interest at a rate equal to, at the Company’s option, either (a) a base rate equal to the greatest of  (i) the administrative agent’s prime rate, (ii) the federal funds effective rate plus ½ of 1.0% and (iii) one month LIBOR plus 1.0%, in each case plus 0.75%, or (b) LIBOR plus 1.75%, subject to a 0.00% floor. The credit agreement also includes a commitment fee of 0.25% for available but unborrowed amounts and other administrative fees that are payable quarterly. The Credit Facility is available until April 2024, provided the Company is in compliance with all covenants. Financial covenant requirements include maintaining minimum ratios related to interest coverage and leverage.
As of June 30, 2019, there were no amounts outstanding under the Credit Facility.
16.   Earnings Per Share
In April 2019, the Company completed the Reorganization Transactions and the IPO, which, among other things, resulted in the Corporation becoming the successor of TWM LLC for financial reporting purposes. As a result, earnings per share information for the pre-IPO period is not comparable to earnings per share information for the post-IPO period. Thus, earnings per share information is being presented separately for the pre-IPO and post-IPO periods.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

The following tables summarize the basic and diluted earnings per share calculations for Tradeweb Markets LLC (pre-IPO period) and Tradeweb Markets Inc. (post-IPO period):
	Successor		Predecessor
	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
	(in thousands, except share and per share amounts)
EPS: Pre-IPO net income attributable to Tradeweb Markets LLC(1)
Numerator:
Pre-IPO net income attributable to Tradeweb Markets LLC		$42,352	38,897	84,205
Denominator:
Weighted average LLC Interests outstanding – Basic		222,222,197	213,435,314	213,435,314
Dilutive effect of equity-settled PRSUs		1,098,260	—	—
Weighted average LLC Interests outstanding – Diluted		223,320,457	213,435,314	213,435,314
Earnings per share – Basic		$0.19	$0.18	$0.39
Earnings per share – Diluted		$0.19	$0.18	$0.39
EPS: Post-IPO net income attributable to Tradeweb Markets Inc.
Numerator:
Post-IPO net income attributable to Tradeweb Markets Inc.	$12,828	$12,828
Denominator:
Weighted average shares of Class A and Class B common stock outstanding – Basic	142,933,192	142,933,192
Dilutive effect of equity-settled PRSUs	2,214,480	2,214,480
Dilutive effect of options	5,699,511	5,699,511
Weighted average shares of Class A and Class B common stock outstanding – Diluted	150,847,183	150,847,183
Earnings per share – Basic	$0.09	$0.09
Earnings per share – Diluted	$0.09	$0.09

(1)
Earnings per share and weighted average shares outstanding for the pre-IPO periods have been computed to give effect to the Reorganization Transactions, including the amendment and restatement of the TWM LLC Agreement to, among other things, (i) provide for LLC Interests and (ii) exchange all of the original members’ existing membership interests for LLC interests.

For the three and six months ended June 30, 2019, there were approximately 340 shares that were anti-dilutive and thus excluded from the computation of diluted earnings per share. For the three and six months ended June 30, 2018, there were approximately 8,045,000 and 6,789,000 shares, respectively, that were anti-dilutive and thus excluded from the computation of diluted earnings per share.
LLC Interests held by the Continuing LLC Owners are redeemable, at the election of such holders, for shares of Class A or Class B common stock of Tradeweb Markets Inc. After evaluating the potential dilutive effect under the if-converted method, the 79,289,005 LLC Interests for the assumed exchange of non-controlling interests were determined to be anti-dilutive and thus were excluded from the computation of diluted earnings per share for the post-IPO periods.
Shares of Class C and Class D common stock do not have economic rights in Tradeweb Markets Inc. and, therefore, are not participating securities for purposes of the computation of earnings per share.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

17.   Regulatory Capital Requirements
TWL, DW and TWD are subject to the Uniform Net Capital Rule 15c3–1 under the Securities Exchange Act of 1934. TEL is subject to certain financial resource requirements with the FCA in the UK, TWJ is subject to certain financial resource requirements with the FCA in Japan and TWEU is subject to certain finance resource requirements with the AFM in the Netherlands.
At June 30, 2019 and December 31, 2018, the regulatory capital requirements and regulatory capital for TWL, DW, TWD, TEL, TWJ and TWEU were as follows (in thousands):
As of June 30, 2019	TWL	DW	TWD	TEL	TWJ	TWEU
Regulatory Capital	$21,837	$42,786	$25,858	$47,555	$12,286	$6,472
Regulatory Capital Requirement	1,615	1,559	386	17,515	4,368	6,472
Excess Regulatory Capital	$20,222	$41,227	$25,472	$30,040	$7,918	$—

As of December 31, 2018	TWL	DW	TWD	TEL	TWJ
Regulatory Capital	$18,986	$41,164	$24,042	$46,157	$10,592
Regulatory Capital Requirement	2,698	1,803	599	17,493	3,413
Excess Regulatory Capital	$16,288	$39,361	$23,443	$28,664	$7,179
As SEFs, TW SEF and DW SEF are required to maintain adequate financial resources and liquid financial assets in accordance with CFTC regulations. The required and maintained financial resources and liquid financial assets at June 30, 2019 and December 31, 2018 are as follows (in thousands):
	As of June 30, 2019		As of December 31, 2018
	TW SEF	DW SEF	TW SEF	DW SEF
Financial Resources	$30,137	$15,032	$31,232	$17,837
Required Financial Resources	10,500	5,589	10,500	5,169
Excess Financial Resources	$19,637	$9,443	$20,732	$12,668
Liquid Financial Assets	$16,961	$8,719	$16,662	$11,888
Required Liquid Financial Assets	5,250	2,795	5,250	2,585
Excess Liquid Financial Assets	$11,711	$5,924	$11,412	$9,303

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

18.   Business Segment and Geographic Information
The Company operates electronic marketplaces for the trading of products across the rates, credit, equities and money markets asset classes and provides related pre-trade pricing and post-trade processing services. The Company’s operations constitute a single business segment because of the integrated nature of these marketplaces and services. Information regarding revenue by client sector is as follows (in thousands):
	Successor	Successor	Predecessor	Predecessor
	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Net revenue:
Institutional	$111,057	$220,309	$102,095	$204,415
Wholesale	41,945	81,376	32,265	64,860
Retail	19,939	41,145	20,918	39,954
Market Data	17,544	34,447	15,737	31,289
Contingent consideration	—	—	(19,297)	(29,367)
Net revenue	190,485	377,277	151,718	311,151
Operating expenses	159,530	300,045	111,556	223,634
Operating income	$30,955	$77,232	$40,162	$87,517
The Company operates in the U.S. and internationally, primarily in Europe and Asia. Revenues are attributed to geographic area based on the jurisdiction where the underlying transactions take place. The results by geographic region are not meaningful in understanding the Company’s business. Long-lived assets are attributed to the geographic area based on the location of the particular subsidiary. Information regarding revenue for the three and six months ended June 30, 2019 and 2018 and long-lived assets as of June 30, 2019 and December 31, 2018 is as follows (in thousands):
	Successor	Successor	Predecessor	Predecessor
	Three Months Ended June 30, 2019	Six Months Ended June 30, 2019	Three Months Ended June 30, 2018	Six Months Ended June 30, 2018
Net Revenue:
U.S.	$122,693	$242,090	$109,540	$217,322
International	67,792	135,187	61,475	123,196
Gross revenue	190,485	377,277	171,015	340,518
Contingent consideration	—	—	(19,297)	(29,367)
Total	$190,485	$377,277	$151,718	$311,151

	June 30, 2019	December 31, 2018
Long-lived assets
U.S.	$4,251,030	$4,276,568
International	13,413	7,787
Total	$4,264,443	$4,284,355
19.   Subsequent Events
On August 1, 2019, London Stock Exchange Group plc announced that it has agreed definitive terms with a consortium including certain investment funds affiliated with Blackstone as well as Thomson Reuters to acquire Refinitiv in an all share transaction for a total enterprise value of approximately

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Tradeweb Markets Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)

$27 billion. The transaction is subject to customary regulatory and shareholder approvals, and is expected to close during the second half of 2020. Refinitiv currently holds a 54% economic interest in the Company.
On August 7, 2019, the board of directors of Tradeweb Markets Inc. declared a cash dividend of  $0.08 per share of Class A common stock and Class B common stock for the third quarter of 2019. This dividend will be payable on September 16, 2019 to stockholders of record as of September 3, 2019.
On August 6, 2019, Tradeweb Markets Inc., as the sole manager, approved a distribution by TWM LLC to its equityholders, including Tradeweb Markets Inc., in an aggregate amount of  $33.0 million payable on September 13, 2019.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83

         Shares
Tradeweb Markets Inc.
Class A Common Stock
Barclays
Citigroup
Goldman Sachs & Co. LLC
J.P. Morgan
Morgan Stanley

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.
Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the shares of Class A common stock being registered hereby. Except as otherwise noted, the registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee:
Amount
SEC registration fee	$
FINRA filing fee
Nasdaq listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous expenses
Total	$
Item 14.
Indemnification of Directors and Officers

Tradeweb Markets Inc. is incorporated under the laws of the state of Delaware. Section 102 of the Delaware General Corporation Law, as amended (the “DGCL”), allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The registrant’s amended and restated certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.
Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees, and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.
Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83 person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
Section 145 further provides that to the extent that a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; that the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding (or a committee of such directors designated by majority vote of such directors), even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.
The registrant’s amended and restated certificate of incorporation and amended and restated bylaws provide that the registrant shall indemnify its directors and officers to the extent permitted by the Delaware law. The right to indemnification conferred by the registrant’s amended and restated certificate of incorporation and amended and restated bylaws also includes the right to be paid the expenses (including attorneys’ fees) incurred by a present or former director or officer in defending any civil, criminal, administrative, or investigative action, suit, or proceeding in advance of its final disposition, provided, however, that if the Delaware law requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer shall be made only upon delivery to the registrant of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the registrant’s amended and restated certificate of incorporation, amended and restated bylaws, or otherwise.
The registrant has entered into indemnification agreements with each of its directors and executive officers. These agreements require the registrant to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the registrant, and to advance expenses incurred as a result of any action, suit, or proceeding against them as to which they could be indemnified.
In addition, the registrant has in effect insurance policies for general officers’ and directors’ liability insurance covering all of its officers and directors.
Item 15.
Recent Sales of Unregistered Securities

In connection with the reorganization transactions (the “Reorganization Transactions”) completed in connection with its initial public offering, the registrant, among other things, issued an aggregate of 96,933,192 shares of Class B common stock, par value $0.00001 per share (the “Class B common stock”), to Refinitiv Parent Limited. In addition, in connection with the Reorganization Transactions, the registrant issued 20,000,000 shares of Class C common stock, par value $0.00001 per share (the “Class C common stock”), and 105,289,005 shares of Class D common stock, par value $0.00001 per share (the “Class D common stock”), to existing equityholders of Tradeweb Markets LLC. These equityholders also received newly issued common membership units (“LLC Interests”) of Tradeweb Markets LLC and an immaterial amount of cash in lieu of the issuance of any fractional interests. Holders of Class B common stock may from time to time exchange all or a portion of their shares of Class B common stock for newly issued shares of Class A common stock on a one-for-one basis. In addition, the LLC Interests issued to the existing equityholders of Tradeweb Markets LLC are redeemable for newly issued shares of Class A common stock, par value $0.00001 per share, or Class B common stock on a one-for-one basis. For further information, see

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
“Description of Capital Stock.” The issuances of the Class B common stock, Class C common stock and Class D common stock described in this paragraph were made in reliance on Section 4(a)(2) of the Securities Act. The registrant relied on this exemption from registration based in part on the nature of the transactions and the various representations made by the parties thereto.
On November 7, 2018, in connection with its formation, the registrant issued 100 shares of common stock, par value $0.01 per share, to an officer of the registrant in exchange for $100. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering.
Item 16.
Exhibits and Financial Statement Schedules

(a)   Exhibits.
The exhibit index attached hereto is incorporated herein by reference.
(b)   Financial Statement Schedules.
All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.
Item 17.
Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
INDEX TO EXHIBITS
Exhibit No.	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of Tradeweb Markets Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 9, 2019 (File No. 001-38860)).
3.2	Amended and Restated Bylaws of Tradeweb Markets Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 9, 2019 (File No. 001-38860)).
4.1	Specimen Common Stock Certificate of Tradeweb Markets Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-230115)).
5.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.
10.1	Stockholders Agreement, dated as of April 8, 2019, by and among Tradeweb Markets Inc., Refinitiv US PME LLC and Refinitiv Parent Limited (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.2	Registration Rights Agreement, dated as of April 8, 2019, by and among Tradeweb Markets Inc., the Refinitiv Holders (as defined therein), the Bank Holders (as defined therein) and the other holders of Registrable Securities (as defined therein) party thereto from time to time (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.3	Fifth Amended and Restated LLC Agreement of Tradeweb Markets LLC (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.4	Tax Receivable Agreement, dated as of April 8, 2019, by and among Tradeweb Markets Inc., Tradeweb Markets LLC and the members of Tradeweb Markets LLC from time to time party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.5	Restrictive Covenant Agreement, dated as of April 8, 2019, by and among the Refinitiv Entities (as defined therein), Tradeweb Markets LLC and Tradeweb Markets Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.6	Form of Common Unit Purchase Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-230115)).
10.7	Credit Agreement, dated as of April 8, 2019, by and among Tradeweb Markets LLC, as borrower, the lenders party thereto and Citibank, N.A., as administrative agent, collateral agent, issuing bank and swing line lender, Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA, as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., as syndication agent, and Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA, as documentation agents (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.8	Security Agreement, dated as of April 8, 2019, among the grantors identified therein and Citibank, N.A., as collateral agent (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.9+	Employment Agreement by and between Lee Olesky and Tradeweb Markets LLC (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (File No. 333-230115)).

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Exhibit No.	Exhibit Description
10.10+	Employment Agreement by and between William Hult and Tradeweb Markets LLC (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (File No. 333-230115)).
10.11+	Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.12+	Form of Option Agreement under the Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-230115)).
10.13+	Amended & Restated Tradeweb Markets Inc. PRSU Plan (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.14+	Form of PRSU Agreement under the Amended & Restated Tradeweb Markets Inc. PRSU Plan (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-230115)).
10.15+	Tradeweb Markets Inc. 2019 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.16+	Form of Director RSU Agreement under the Tradeweb Markets Inc. 2019 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q filed on May 20, 2019 (File No. 001-38860)).
10.17†	Second Amended & Restated Market Data Agreement, dated November 1, 2018, by and between Tradeweb Markets LLC, Thomson Reuters (Markets) LLC and Thomson Reuters (GRC) Inc. (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-230115)).
10.18+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1 (File No. 333-230115)).
16.1 *	Letter of PricewaterhouseCoopers LLP, dated , 2019, regarding change in Tradeweb Markets LLC’s independent registered public accounting firm.
21.1*	List of Subsidiaries of Tradeweb Markets Inc.
23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of Deloitte & Touche LLP.
23.3*	Consent of PricewaterhouseCoopers LLP.
23.4*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included in signature pages hereto).
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*
To be filed by amendment.

+
Indicates a management contract or compensatory plan or arrangement.

†
Certain portions of this exhibit have been omitted and separately filed with the SEC pursuant to a request for confidential treatment which has been granted by the SEC.

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this    day of            ,     .
Tradeweb Markets Inc.
By:

Lee Olesky
Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of Lee Olesky, Robert Warshaw and Douglas Friedman, or any of them, each acting alone, his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Lee Olesky	Chief Executive Officer (Principal Executive Officer) and Director
Robert Warshaw	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Martin Brand	Director
John G. Finley	Director
Scott C. Ganeles	Director
William Hult	Director
Paula B. Madoff	Director

Confidential treatment requested by Tradeweb Markets Inc. pursuant to 17 C.F.R. Section 200.83
Signature	Title	Date
Thomas Pluta	Director
Debra Walton	Director
Brian West	Director